Form 10KSB, Exhibit 13
period 2003-12-31
CORNERSTONE BANCORP/SC
filed 2004-03-26
CIK 1087455

EXHIBIT 13
















                        Portions of 2003 Annual Report to
             Shareholders Incorporated by Reference into Form 10-KSB

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Cornerstone Bancorp, (the "Company") is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the "Bank"). The Bank commenced business on September 15, 1999. It conducts a general banking business from two offices in Easley and Greenville, South Carolina.

         The following information describes various financial aspects of the Bank's business. This information should be read in conjunction with the consolidated financial statements of the Company, which appear elsewhere in this document, and the Company's Form 10-KSB, filed with the Securities and Exchange Commission.

Critical Accounting Policies

         The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the notes to the consolidated financial statements.

         Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

         The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section "Provision and Allowance for Loan Losses" and note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Earnings Performance

         The Company earned $356,000 or $.37 per basic common share ($.36 per diluted common share) for the year ended December 31, 2003. This compares to $247,000 or $.26 per basic common share ($.25 per diluted common share) for the year ended December 31, 2002. The Company had a net loss from operations for the year ended December 31, 2001 of $138,000 or $.14 per basic and diluted common share. The Company's earnings have improved as the Bank has grown. The Company had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $2.6 million, $2.1 million, and $1.5 million for 2003, 2002, and 2001, respectively. The Company also had other operating income (principally mortgage loan origination fees and service fees on deposits) of $617,000, $472,000, and $191,000 in 2003, 2002, and 2001, respectively. The Company provided $174,000, $183,000, and $181,000 to its allowance for loan losses in 2003, 2002, and 2001, respectively, and had other operating expenses (principally salaries and benefits and occupancy and equipment expenses) of $2.5 million in 2003, $2.1 million in 2002, and $1.7 million in 2001. The increase in earnings for 2003 is the result of the growth in interest earning assets without corresponding growth in operating expenses. Net interest income after the provision for loan losses plus other income increased 28.6% over 2002, while noninterest expense increased only 21.7% for the year. However, the Company's income tax expense also increased due to the use of all income tax operating loss carry-forwards in previous periods.

Net Interest Income

         Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and the relative funding of these assets. Due to the fact that the Bank's and therefore, the Company's assets are largely monetary in nature, material changes in interest rates can have a material impact on the Bank's net interest income. The Company and the Bank monitor the Bank's assets and liabilities and the interest sensitivity of these assets and liabilities using various tools, including models which attempt to calculate the impact on the Bank's net interest margin as interest rates change. However, these models, as well as the tables included here, employ assumptions about the Bank's interest-sensitive assets and liabilities which may or may not prove to be accurate. Such assumptions include, but are not limited to, repayment patterns of borrowers, calls of securities, and unscheduled redemptions of certificates of deposit. The tables on the following pages include historical analyses of yields earned and costs paid on interest-sensitive assets and liabilities, the effects of changes in the volume and relative mix of interest sensitive assets and liabilities, the effect of changes in interest rates, and the ratio of assets and liabilities repricing over specific time horizons. While the Company's and the Bank's management can not predict the timing and extent of changes in interest rates, they can attempt to manage the Bank's interest rate sensitivity and enable the Company to react to protect the Company's earnings stream throughout various interest rate cycles.

         For the years ended December 31, 2003, 2002, and 2001 net interest income was $2.6 million, $2.1 million and $1.5 million, respectively. This increase was primarily attributable to an increase in the volume of loans and investments (see "Rate/Volume Analysis of Net Interest Income" below). Average interest earning assets increased to $68,660,000 in 2003 from $56,718,000 in 2002 and $40,973,000 in 2001. The Bank's relatively young age makes growth a primary driver of net interest income. However, during the past several years, interest rates have been at extremely low levels, and have also had an impact on net interest income. The average yield on interest earning assets decreased from 5.81% in 2002 to 5.54% in 2003 and from 7.14% in 2001 to 5.81% in 2002 while the average cost of interest bearing liabilities decreased from 2.59% in 2002 to 2.08% in 2003 and from 4.44% in 2001 to 2.59% in 2002. The net yield on average interest earning assets increased in 2003 to 3.79%, while it remained the same in 2002 and 2001 at 3.67%.

         The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2003 and 2002.

                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                            Year Ended December 31, 2003      Year Ended December 31, 2002
                                                            ----------------------------      ----------------------------
                                                                        Interest                             Interest
                                                           Average       Income/    Yields/     Average       Income/    Yields/
                                                         Balances(1)     Expense    Rates(2)  Balances(1)     Expense   Rates(2)
                                                         -----------     -------    --------  -----------     -------   --------
Assets
Securities .............................................   $ 14,986     $    586      3.91%    $ 14,020      $    588      4.20%
Federal Funds Sold .....................................      4,378           49      1.12%       5,728            92      1.61%
Loans (3), (7) .........................................     49,296        3,166      6.42%      36,970         2,613      7.07%
                                                           --------     --------               --------      --------
       Total interest earning assets ...................     68,660        3,801      5.54%      56,718         3,293      5.81%
Cash and due from banks ................................      1,578                               1,467
Allowance for loan losses ..............................       (626)                               (470)
Premises and equipment .................................      3,557                               3,239
Other assets ...........................................        614                                 509
                                                           --------                            --------
       Total assets ....................................   $ 73,783                            $ 61,463
                                                           ========                            ========


Liabilities and shareholders' equity
Interest bearing liabilities
     Interest bearing transaction accounts .............   $  8,488     $     91      1.07%    $  6,945      $    100      1.44%
     Savings and money market ..........................     13,320          161      1.21%      11,394           217      1.90%
     Time deposits $100,000 and over ...................     11,750          346      2.94%       9,478           324      3.42%
     Other time deposits ...............................     18,851          533      2.83%      13,693           474      3.46%
                                                           --------     --------               --------      --------
       Total interest bearing deposits .................     52,409        1,131      2.16%      41,510         1,115      2.69%
Federal Funds purchased and
    customer repurchase agreements .....................      5,094           64      1.25%       5,367            98      1.83%
FHLB advances ..........................................        137            2      1.46%           -             -      -
                                                           --------     --------               --------      --------
       Total interest bearing liabilities ..............     57,640        1,197      2.08%      46,877         1,213      2.59%
Noninterest bearing demand deposits ....................      7,847                               6,707
Other liabilities ......................................        288                                 151
Shareholders' equity ...................................      8,008                               7,728
                                                           --------                            --------
       Total liabilities and shareholders' equity ......     73,783                            $ 61,463
                                                           ========                            ========
Interest rate spread (4) ...............................                              3.46%                                 3.22%
Net interest income and net yield on earning assets(5) .                $  2,604      3.79%                  $  2,080       3.67%
Interest free funds supporting earning assets (6) ......   $ 11,020                            $  9,841

(1)  Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Total interest bearing assets yield less the total interest bearing liabilities rate.
(5)  Net interest income divided by total interest earning assets.
(6)  Total interest earning assets less total interest bearing liabilities.
(7) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is not considered material.

Rate/Volume Analysis of Net Interest Income

         As indicated in the caption "Net Interest Income", the Bank's net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest-sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. Because the Bank is in a high-growth stage (typical of young institutions), average balance increases (volume) have had the greatest magnitude of impact through each of the two comparison periods.

                  Year Ended December 31, 2003 compared to 2002

                                                                                        Increase (Decrease) Due to
                                                                                        --------------------------
                                                                                           (Dollars in Thousands)

                                                                                                             Volume/
                                                                              Volume           Rate            Rate           Change
                                                                              ------           ----            ----           ------
Interest earned on:
     Securities ....................................................          $  41           $ (41)          $  (3)          $  (3)
     Federal Funds sold ............................................            (22)            (28)              7             (43)
     Loans .........................................................            871            (238)            (79)            554
                                                                              -----           -----           -----           -----
          Total interest income ....................................            890            (307)            (75)            508

Interest paid on:
     Deposits ......................................................            293            (219)            (58)             16
     Federal Funds purchased & customer repurchase
         agreements ................................................             (5)            (31)              2             (34)
FHLB advances ......................................................              -               -               2               2
                                                                              -----           -----           -----           -----
          Total interest expense ...................................            288            (250)            (54)            (16)
                                                                              -----           -----           -----           -----

Change in Net Interest Income ......................................          $ 602           $ (57)          $ (21)          $ 524
                                                                              =====           =====           =====           =====

                  Year Ended December 31, 2002 compared to 2001

                                                                                          Increase (Decrease) Due to
                                                                                          --------------------------
                                                                                            (Dollars in Thousands)
                                                                                                            Volume/
                                                                             Volume           Rate            Rate           Change
                                                                             ------           ----            ----           ------

Interest earned on:
     Securities ....................................................        $   217         $  (207)        $   (69)        $   (59)
     Federal Funds sold ............................................            (42)           (156)             24            (174)
     Loans .........................................................          1,136            (340)           (192)            604
     Interest bearing balances .....................................             (5)             (5)              5              (5)
                                                                            -------         -------         -------         -------
          Total interest income ....................................          1,306            (708)           (232)            366

Interest paid on:
     Deposits ......................................................            597            (512)           (240)           (155)
     Federal Funds purchased & customer repurchase
         agreements
                                                                                 63             (83)            (34)            (54)
                                                                            -------         -------         -------         -------
          Total interest expense ...................................            660            (595)           (274)           (209)
                                                                            -------         -------         -------         -------

Change in Net Interest Income ......................................        $   646         $  (113)        $    42         $   575
                                                                            =======         =======         =======         =======

Interest Rate Sensitivity

         Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be made in a timely manner.

         On a cumulative basis, rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at the end of 2003 of $2.4 million, for a cumulative gap ratio of 1.05 calculated at the one-year time horizon. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities, as was the case at the end of 2003 with respect to the one-year time horizon. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect.

         The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loan may be repriced contractually. Deposits in other banks and debt securities are reflected at the earlier of each instrument's repricing date for variable rate instruments or the ultimate maturity date for fixed rate instruments. Overnight federal funds sold are reflected in the earliest repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Federal funds purchased is presented in the immediate repricing interval because the interest rate paid adjusts at the beginning of each month.

                          Interest Sensitivity Analysis

                                                                            December 31, 2003
                                                                            -----------------
                                                           1-3        3-12         1-3       3-5       5-15       > 15
                                             Immediate    Months     Months       Years     Years      Years      Years       Total
                                             ---------    ------     ------       -----     -----      -----      -----       -----
                                                                         (Dollars in Thousands)
Interest earning assets
    Securities (1) ........................   $      -   $  4,431   $  4,759    $  2,944   $  1,006   $  1,452   $    460   $ 15,052
    Federal funds sold ....................      3,159          -          -           -          -          -          -      3,159
    Loans (2) .............................     34,037      4,049      4,896       6,615      8,831        981          -     59,409
                                              --------   --------   --------    --------   --------   --------   --------   --------
        Total interest earning assets .....     37,196      8,480      9,655       9,559      9,837      2,433        460     77,620
                                              --------   --------   --------    --------   --------   --------   --------   --------

Interest bearing deposits
    Interest bearing transaction accounts .      9,999          -          -           -          -          -          -      9,999
    MMDA's & Savings ......................     15,189          -          -           -          -          -          -     15,189
    Time deposits $100M and over ..........          -      1,606      5,641       1,233      3,322          -          -     11,802
    Other time deposits ...................        144      3,924      6,662       2,240      6,124          -          -     19,094
    Federal funds purchased and customer
      repurchase agreements ...............      4,772          -          -       1,000          -          -          -      5,772
    FHLB advances .........................      5,000          -          -           -          -          -          -      5,000
                                              --------   --------   --------    --------   --------   --------   --------   --------
        Total interest bearing
          liabilities .....................   $ 35,104   $  5,530   $ 12,303    $  4,473   $  9,446   $      -   $      -   $ 66,856
                                              --------   --------   --------    --------   --------   --------   --------   --------

Interest sensitivity gap ..................   $  2,092   $  2,950   $ (2,648)   $  5,086   $    391   $  2,433   $    460   $ 10,764
Cumulative interest sensitivity gap .......   $  2,092   $  5,042   $  2,394    $  7,480   $  7,871   $ 10,304   $ 10,764
Gap ratio .................................       1.06       1.53        .78        2.14       1.04       1.00       1.00       1.16
Cumulative gap ratio ......................       1.06       1.12        1.05       1.13       1.12       1.15       1.16

(1) Securities with call features have been included in the period in which the security becomes callable.
(2) There were no nonaccruing loans or unamortized deferred loan fees, both of which would normally be subtracted from loans for purposes of this table.

                                                                               December 31, 2002
                                                                               -----------------
                                                           1-3        3-12         1-3        3-5        5-15       > 15
                                             Immediate    Months     Months       Years      Years       Years      Years     Total
                                             ---------    ------     ------       -----      -----       -----      -----     -----
                                                                             (Dollars in Thousands)
Interest earning assets
    Securities (1) .......................   $  1,190    $  3,415   $  4,983    $  5,675   $  3,541   $      -   $      -   $ 18,804
    Federal funds sold ...................      1,005           -          -           -          -          -          -      1,005
    Loans (2) ............................     19,410       4,587      4,286       3,979      8,376        842        220     41,700
                                             --------    --------   --------    --------   --------   --------   --------   --------
        Total interest earning assets ....     21,605       8,002      9,269       9,654     11,917        842        220     61,509
                                             --------    --------   --------    --------   --------   --------   --------   --------

Interest bearing deposits
    Interest bearing transaction accounts       7,859           -          -           -          -          -          -      7,859
    MMDA's & Savings .....................     11,584           -          -           -          -          -          -     11,584
    Time deposits $100M and over .........          -       2,594      5,303         949      1,723          -          -     10,569
    Other time deposits ..................          -       2,748      9,237       1,940      2,501          -          -     16,426
    Federal funds purchased and customer
      repurchase agreements ..............      3,983           -      1,000           -          -          -          -      4,983
                                             --------    --------   --------    --------   --------   --------   --------   --------
        Total interest bearing
          liabilities ....................   $ 23,426    $  5,342   $ 15,540    $  2,889   $  4,224   $      -   $      -   $ 51,421
                                             --------    --------   --------    --------   --------   --------   --------   --------
Interest sensitivity gap .................   $ (1,821)      2,660   $ (6,271)   $  6,765   $  7,693   $    842   $    220   $ 10,088
Cumulative interest sensitivity gap ......   $ (1,821)   $    839   $ (5,432)   $  1,333   $  9,026   $  9,868   $ 10,088
Gap ratio ................................        .92        1.50        .60        3.34       2.82          -          -       1.20
Cumulative gap ratio .....................        .92        1.03        .88        1.03       1.18       1.19       1.20

(1) Securities with call features have been included in the period in which the security becomes callable.
(2) There were no nonaccruing loans or unamortized deferred loan fees, both of which would normally be subtracted from loans for purposes of this table.

Provision For Loan Losses

         The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

                                                                                           For the years ended December 31,
                                                                                           --------------------------------
                                                                                     2003                2002               2001
                                                                                     ----                ----               ----

Allowance for possible loan losses, beginning of year ...................          $ 553,372          $ 384,320           $ 207,000
Provision for loan losses ...............................................            173,574            182,842             180,500
Charge-offs .............................................................                  -            (13,790)             (3,180)
Recoveries ..............................................................              1,025                  -                   -
                                                                                   ---------          ---------           ---------

Allowance for possible loan losses, end of year .........................          $ 727,971          $ 553,372           $ 384,320
                                                                                   =========          =========           =========


         See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Other Income

         Other income, which consists primarily of mortgage loan origination fees, service charges on deposit accounts, and other fee income, increased by $145,000 to $617,000 in 2003 from $472,000 in 2002 and $191,000 in 2001. The increases are primarily the result of increases in deposit accounts and growth in the mortgage loan origination department. During all of 2003 the Bank employed two mortgage lenders. During 2002 the Bank employed two lenders for a portion of the year.

Other Expenses

         Other expenses, which consist primarily of salaries and employee benefits, net occupancy, and data processing totaled $2.5 million for 2003, $2.1 million for the year ended December 31, 2002 and $1.7 million for the year ended December 31, 2001. Salaries and employee benefits rose to $1.4 million in 2003 from $1.2 million in 2002 and $850,000 for the year ended December 31, 2001. The increases in each year were due to the hiring of additional staff to support the Bank's growth and normal salary increases. The Bank added a commercial lender and two support personnel during 2003. Salary and benefits expense in 2003 also included a full year of expense for staff hired to open the Bank's branch location in August of 2002. Net occupancy increased by $111,000 or 35% for the year ended December 31, 2003 as compared to 2002. This increase was largely a result of a full year of costs associated with the branch opened in August 2002. Data processing expense increased by $27,000 or 20% to $159,000 for the year ended December 31, 2003 from $133,000 for 2002 and $103,000 for 2001. The increases are primarily the result of increases in the number of accounts on the data processing system and increased banking transactions due to the Bank's growing customer base. The Company's efficiency ratio which is measured as noninterest expense as a percentage of the sum of net interest income plus other income improved to 78% in 2003 compared to 81% in 2002 and 98% in 2001 as the Company's noninterest expenses were spread over a larger customer base.

Income Taxes

         For 2003 the Company recorded income tax expense of $183,000 compared to $61,000 for 2002. During the year ended December 31, 2001, the Bank recorded a tax benefit of $7,000. The increases are due to increased profitability as well as the use of net operating loss carry-forwards in previous periods. The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and pre-opening expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities

         Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of Financial Accounting Standards ("SFAS") No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2003, 2002 and 2001, the Bank's investment portfolio comprised approximately 17.8%, 28.2% and 25.5%, respectively, of total assets.

         The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2003 and 2002. Available-for-sale securities are stated at estimated fair value. Held-to-maturity securities are stated at amortized cost. Federal Reserve Bank and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost.

                   Investment Securities Portfolio Composition

                                                                December 31,
                                                                ------------
                                                             2003          2002
                                                             ----          ----
                                                          (Dollars in thousands)
Available for sale:
   U.S. Government Agencies ........................       $ 8,463       $10,336
   Mortgage-backed securities ......................           680         1,033
   Corporate bonds .................................           227         1,521
                                                           -------       -------
      Total available for sale .....................         9,370        12,890

Held to maturity
   U.S. Government Agencies ........................         5,222         5,231
   Corporate bonds .................................             -           503
                                                           -------       -------
     Total held to maturity ........................         5,222         5,734

Federal Reserve Bank stock .........................           210           180
Federal Home Loan Bank of Atlanta stock ............           250             -
                                                           -------       -------

Total ..............................................       $15,052       $18,804
                                                           =======       =======

         The following table presents contractual maturities and weighted average yields of securities at December 31, 2003 and 2002. Securities are presented at their carrying value.

              Investment Securities Portfolio Maturities and Yields

                                                                         December 31, 2003                  December 31, 2002
                                                                         -----------------                  -----------------
                                                                       Amount              Yield          Amount            Yield
                                                                       ------              -----          ------            -----
                                                                              (Dollars in                       (Dollars in
                                                                              thousands)                         thousands)
Available for sale securities:
U.S. Government Agencies
     Within one year ......................................           $ 1,185               4.25%        $ 3,591           3.41%
     After one through five years .........................             5,000               3.07%          5,735           3.37%
     Six through ten years ................................             1,506               4.10%              -              -
     After ten years ......................................               772               1.71%          1,010           2.01%
FNMA Mortgage-backed security (1) .........................               680               4.08%          1,033           5.33%
Corporate bonds
     Within one year ......................................                 -                              1,302           4.24%
     After one through five years .........................               227               7.01%            219           6.98%

Held to maturity securities:
U.S. Government Agencies
     After one through five years .........................             5,222               4.64%          5,231           4.68%
Corporate bonds
     Within one year ......................................                 -                  -             503           4.03%

Other securities
     No stated maturity ...................................               460               4.78%            180           6.00%
                                                                      -------                            -------
     Total ................................................           $15,052               3.90%        $18,804           3.89%
                                                                      =======                            =======

(1) The FNMA Mortgage-backed security matures within 10 years on an amortizing basis.

         Securities classified as available-for-sale are recorded at fair market value. While four individual U.S. Government agency securities are in an unrealized loss position as of December 31, 2003, none of these securities has been in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

Loan Portfolio

         Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or in industries which management believes pose a material risk to the Bank, and there are no foreign loans. The Bank does have loans in certain broad categories that comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Those categories are finance and insurance, real estate rental and leasing, professional, administrative support, waste management and remediation services, scientific and technical services, construction, manufacturing, retail trade, and health care-related industries.

         The amount of loans outstanding at December 31, 2003 and 2002 are shown in the following table according to type of loan:

                           Loan Portfolio Composition

                                                                                              December 31,
                                                                                              ------------
                                                                                 2003                                2002
                                                                                 ----                                ----
                                                                                       (Dollars in thousands)

                                                                                            % of                             % of
                                                                     Amount                Loans          Amount             Loans
                                                                     ------                -----          ------             -----
Commercial and industrial ................................         $ 11,242                 18.9%       $   8,395              20.1%
Real Estate - construction ...............................           12,018                 20.2            8,473              20.3
Real Estate - mortgage
       1-4 family residential ............................           15,084                 25.4            9,543              22.9
       Nonfarm, nonresidential ...........................           16,662                 28.1           12,482              29.9
       Multifamily residential ...........................            1,681                  2.8              908               2.2
 Consumer installment ....................................            2,722                  4.6            1,899               4.6
                                                                   --------                -----        ---------             -----
         Total Loans .....................................           59,409                100.0%          41,700             100.0%
                                                                   --------                             ---------
       Less allowance for loan losses ....>>..............             (728)                                 (553)
                                                                   --------                             ---------
           Net Loans .....................................         $ 58,681                             $  41,147
                                                                   ========                             =========

Maturity Distribution of Loans

         The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2003, as well as the type of interest requirement on such loans.

                         Maturity Distribution on Loans

                                                                                               December 31, 2003
                                                                                               -----------------
                                                                                             (Dollars in Thousands)
                                                                              1 Year           1-5           5 Years
                                                                             or Less          Years          or More          Total
                                                                             -------          -----          -------          -----

Commercial and industrial ..........................................         $ 7,412         $ 3,801         $    29         $11,242
Real Estate-construction ...........................................           7,267           4,639             112          12,018
Real Estate-mortgage ...............................................           8,929          23,158           1,340          33,427
Consumer installment ...............................................           2,117             605               -           2,722
                                                                             -------         -------         -------         -------
      Total ........................................................         $25,725         $32,203         $ 1,481         $59,409
                                                                             =======         =======         =======         =======

Predetermined rate, maturity greater than one year .................         $     -         $15,501         $   981         $16,482

Variable rate or maturity within one year ..........................         $25,725         $16,702         $   500         $42,927

Impaired Loans

         A loan will be considered to be impaired when, in management's judgment based on current information and events, it is probable that the loan's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, will be carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying values of any material impaired loans will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan.

         Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. At December 31, 2003 and 2002, the Bank had no nonaccrual loans or loans 90 days or more past due and no restructured loans.

         Generally, the accrual of interest will be discontinued on impaired loans and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Potential Problem Loans

         Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. There were no loans determined by management to be potential problem loans at December 31, 2003.

Allowance For Loan Losses

         The allowance for loan losses is increased by direct charges to operating expense. Losses on loans will be charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management will take into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2003.

         In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio.

                         Summary of Loan Loss Experience

                                                                                                         Year Ended December 31,
                                                                                                         -----------------------
                                                                                                        2003                 2002
                                                                                                        ----                 ----
                                                                                                         (Dollars in thousands)
Total loans outstanding at end of period,
      net of deferred net loan fees .....................................................            $ 59,409             $ 41,700
Average amount of loans outstanding .....................................................            $ 49,296             $ 36,970
Balance of allowance for loan losses-beginning ..........................................            $    553             $    384
Loans charged-off
      Commercial and industrial .........................................................            $      -             $    (13)
      Consumer installment ..............................................................            $      -             $     (1)
                                                                                                     --------             --------
      Total charge-offs .................................................................            $      -             $    (14)
Recoveries of loans previously charged-off
      Commercial and industrial .........................................................            $      -             $      -
      Consumer installment ..............................................................            $      1             $      -
                                                                                                     --------             --------
      Total recoveries ..................................................................            $      1             $      -
                                                                                                     --------             --------
Net (charge-offs) recoveries ............................................................            $      1             $    (14)
                                                                                                     --------             --------

Additions to allowance charged to expense ...............................................            $    174             $    183
                                                                                                     --------             --------

Balance of allowance for loan losses-ending .............................................            $    728             $    553
                                                                                                     ========             ========

Ratios
      Net (charge-offs) recoveries to average loans outstanding .........................                   -%              (0.04)%
      Net (charge-offs) recoveries to loans at end of period ............................                   -%              (0.03)%
      Allowance for loan losses to average loans ........................................                1.48%               1.50 %
      Allowance for loan losses to loans at end of period ...............................                1.23%               1.33 %
      Net (charge-offs) recoveries to allowance for loan losses .........................                 .14%              (2.53)%
      Net (charge-offs) recoveries to provision for loan losses .........................                 .57%              (7.65)%

         The following table presents the allocation of the allowance for loan losses at the end of the years ended December 31, 2003 and 2002, compared with the percent of loans in the applicable categories to total loans. The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories.

                     Allocation of Allowance for Loan Losses

                                                                                    Year Ended December 31,
                                                                                    -----------------------
                                                                               2003                             2002
                                                                               ----                             ----
                                                                                        % of                                  % of
                                                                      Amount           Loans           Amount                 Loans
                                                                      ------           -----           ------                 -----
                                                                                     (Dollars in thousands)
Commercial and industrial ..............................              $138              18.9%            $111                 20.1%
Real Estate - construction .............................               147              20.2%             113                 20.3%
Real Estate - mortgage .................................               410              56.3%             304                 55.0%
Consumer installment ...................................                33               4.6%              25                  4.6%
                                                                      ----             -----             ----                -----
      Total ............................................              $728             100.0%            $553                100.0%
                                                                      ====             =====             ====                =====

Real Estate Owned

         The Bank had no real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2003. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.


Deposits

         The amounts and percentage composition of deposits held by the Bank as of December 31, 2003 and 2002 are summarized below:

                               Deposit Composition

                                                                                            December 31,
                                                                                            ------------
                                                                              2003                             2002
                                                                              ----                             ----
                                                                                   (Dollars in thousands)
                                                                                        % of                           % of
                                                                      Amount          Deposits       Amount          Deposits
                                                                      ------          --------       ------          --------
Noninterest bearing demand .................................         $ 9,202            14.1%       $ 7,269            13.5%
Interest bearing transaction accounts ......................           9,999            15.3          7,859            14.6
Savings ....................................................           3,764             5.8          2,932             5.5
Money market ...............................................          11,425            17.5          8,652            16.1
Time deposits $100,000 and over ............................          11,802            18.1         10,569            19.7
Other time deposits ........................................          19,094            29.2         16,426            30.6
                                                                     -------           -----        -------           -----
    Total deposits .........................................         $65,286           100.0%       $53,707           100.0%
                                                                     =======           =====        =======           =====


         The average amounts of and average rate paid on deposits held by the Bank for the years ended December 31, 2003 and 2002, are summarized below:
                                Average Deposits

                                                                                        Years ended December 31,
                                                                                        ------------------------
                                                                                2003                                2002
                                                                                ----                                ----
                                                                     Amount             Rate              Amount                Rate
                                                                     ------             ----              ------                ----
                                                                                        (Dollars in thousands)

Noninterest bearing demand .............................          $ 7,847                 -%            $ 6,707                   -%
Interest bearing transaction accounts ..................            8,488              1.07%              6,945                1.44%
Savings and money market ...............................           13,320              1.21%             11,394                1.90%
Time deposits $100,000 and over ........................           11,750              2.94%              9,478                3.42%
Other time deposits ....................................           18,851              2.83%             13,693                3.46%
                                                                  -------                               -------
      Total average deposits ...........................          $60,256                               $48,217
                                                                  =======                               =======

         As of December 31, 2003, the Bank held $11.8 million of time deposits of $100,000 or more with $1.6 million maturing within three months, $3.2 million maturing over three through six months, $2.4 million maturing over six through twelve months, and $4.6 million maturing over twelve months. The vast majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business. The Bank does not generally purchase brokered deposits. While most of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Time deposits $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Return On Equity And Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2003 and 2002.

                                               2003                     2002
                                               ----                     ----
                                           December 31,             December 31,
                                           ------------             ------------

Return on assets ......................         .48%                     .40%
Return on equity ......................        4.45%                    3.20%
Dividend payout ratio .................        0.00%                    0.00%
Equity to assets ratio ................       10.86%                   12.57%

         The return on assets and equity improved in 2003 due largely to growth in the Company's customer base and to growth in the mortgage loan department.

         During 2004, the Bank's plan of operation is to attract new deposit and loan customers, to increase the ratio of services per customer and the account profitability of the Bank's current customers, and to possibly expand the Bank's geographic footprint. Deposit accounts will be sought from individuals and businesses in the Easley, Berea, and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. The Bank has added certain deposit account products and services for 2004. These products are expected to broaden the customer base and increase the profitability of existing accounts. Loan business will be sought by offering competitive rates and terms to creditworthy customers. Management will emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank's principal marketing tools.

Customer Repurchase Agreements

         Customer repurchase agreements totaled $5,772,192 and $4,982,721 at December 31, 2003 and 2002, respectively. U. S. Government securities with an amortized cost of $7,276,027 and $6,432,662 (fair value of $7,437,547 and $6,630,019) are used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2003 and 2002, respectively. The majority of these accounts pay interest on a floating rate basis.

Liquidity

         Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 63.3% of total assets at December 31, 2003.

         Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank had over $5.7 million in cash and liquid assets at December 31, 2003. The Bank has $2.9 million available through lines of credit with other banks and a line with the Federal Home Loan Bank of Atlanta ("FHLB") as additional sources of liquidity funding. The line with the FHLB is equal to 10% of assets provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. The lines with the other banks are for short-term use only and are unsecured. As of December 31, 2003 the Bank had $5.0 million at a variable rate of interest, maturing December 31, 2004 borrowed from the FHLB. The Bank borrowed for the first time from the FHLB in December and the $5.0 million was the highest balance at any month end. The average balance for December 2003 was $1.6 million. The average rate paid on the borrowings for 2003 was 1.46%. The interest rate as of December 31, 2003 was 1.15%. At December 31, 2003 approximately $3.0 million of additional funds were available under the FHLB line. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Off-Balance Sheet Risk

         The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2003, the Bank had issued commitments to extend credit of $14.1 million through various types of lending arrangements. Of these commitments, $13.2 million are at variable rates and $6.3 million of the total expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time.

         In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $159,000 at December 31, 2003. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

         Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2003. The Company is in the final year of a five-year contract with a data processing service. The annual costs are approximately $168,000. Refer to notes 10 and 14 to the Company's consolidated financial statements for discussions on commitments and contingencies and financial instruments with off balance sheet risk.

Capital Resources

         At December 31, 2003, shareholders' equity increased from the balance at December 31, 2002 by approximately $306,500. Total shareholders' equity at December 31, 2003 was $8,166,652 compared to $7,860,137 as of December 31, 2002.
The increase is a result of net income of $356,048 partially offset by an unrealized loss on investment securities and cash paid in lieu of fractional shares as a result of a stock dividend paid in 2003. The Company does not expect to have to raise additional capital in 2004.

         The Company made capital expenditures for bank premises and furniture and equipment in 2003 totaling approximately $90,000. It expects to make additional such expenditures in 2004 of approximately $500,000. Such expenditures were made or are expected to be made from cash on hand.

         The Bank is subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. The Bank's regulatory capital requirements and positions are summarized in Note 18 to the consolidated financial statements.

Inflation

         Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

         While the effect of inflation on banks is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services usually result in increased operating expenses.

Market For Common Equity And Related Stockholder Matters

         Although the common stock of the Company may be traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the foreseeable future. The common stock is not listed on any exchange nor is it traded on the NASDAQ National Market System, nor are there any market makers known to management. During the past calendar year, management was aware of a number of transactions in which the Company's common stock traded at $12.50 per share. However, management has not ascertained that these transactions were the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

         As of March 1, 2004, there were approximately 488 holders of record of the Company's common stock, excluding individual participants in security position listings.

         To date the Company has not paid any cash dividends, and to maintain its capital, does not expect to pay cash dividends in the near future. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. Because the Company has no operations other than those of the Bank and only has limited income of its own, the Company would rely on dividends from the Bank as its principal source of cash to pay cash dividends.

         Each national banking association is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

         The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay cash dividends out of current operating earnings.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina


         We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and Subsidiary (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cornerstone Bancorp and Subsidiary at December 31, 2003 and 2002 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.




                                                       /s/ Elliott Davis, LLC


Greenville, South Carolina
February 13, 2004

                       CORNERSTONE BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                            December 31,
                                                                                                            ------------
                                                                                                      2003                  2002
                                                                                                      ----                  ----
ASSETS

Cash and due from banks .............................................................           $  2,575,157           $  1,604,208

Federal funds sold ..................................................................              3,158,508              1,005,000

Investment securities
     Available-for-sale .............................................................              9,369,873             12,890,356
     Held-to-maturity (Fair value $5,455,080 in 2003 and $6,013,418 in 2002) ........              5,222,430              5,734,158
     Other investments ..............................................................                460,000                180,000

Loans, net ..........................................................................             58,681,134             41,146,730

Property and equipment, net .........................................................              3,474,852              3,595,724

Cash surrender value of life insurance policies .....................................              1,088,338                      -

Other assets ........................................................................                509,322                517,190
                                                                                                ------------           ------------
         Total assets ...............................................................           $ 84,539,614           $ 66,673,366
                                                                                                ============           ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
     Deposits
         Noninterest bearing ........................................................           $  9,202,362           $  7,269,138
         Interest bearing ...........................................................             56,083,857             46,438,384
                                                                                                ------------           ------------
         Total deposits .............................................................             65,286,219             53,707,522
     Customer repurchase agreements .................................................              5,772,192              4,982,721
     Borrowings from Federal Home Loan Bank of Atlanta ..............................              5,000,000                      -
     Other liabilities ..............................................................                314,551                122,986
                                                                                                ------------           ------------

         Total liabilities ..........................................................             76,372,962             58,813,229

Commitments and contingencies - Notes 10 and 14

Shareholders' equity
     Preferred stock, 10,000 shares authorized, no shares issued ....................                      -                      -
     Common stock, no par value, 20,000,000 shares authorized,
         967,968 and 879,994 shares issued at December 31, 2003
         and 2002, respectively .....................................................              7,984,608              7,984,925
     Retained earnings (deficit) ....................................................                150,314               (205,734)
     Accumulated other comprehensive income .........................................                 31,730                 80,946
                                                                                                ------------           ------------

         Total shareholders' equity .................................................              8,166,652              7,860,137
                                                                                                ------------           ------------
         Total liabilities and shareholders' equity .................................           $ 84,539,614           $ 66,673,366
                                                                                                ============           ============

         The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                                          For the years ended December 31,
                                                                                          --------------------------------
                                                                                   2003               2002                  2001
                                                                                   ----               ----                  ----
INTEREST INCOME
     Loans and fees on loans .......................................          $ 3,166,185          $ 2,612,517          $ 2,009,424
     Investment securities .........................................              585,729              588,495              636,436
     Federal funds sold and other interest income ..................               49,158               92,278              281,604
                                                                              -----------          -----------          -----------

         Total interest income .....................................            3,801,072            3,293,290            2,927,464

INTEREST EXPENSE
     Deposits and repurchase agreements ............................            1,196,402            1,212,673            1,422,855
                                                                              -----------          -----------          -----------

         Net interest income .......................................            2,604,670            2,080,617            1,504,609

    Provision for possible loan losses .............................              173,574              182,842              180,500
                                                                              -----------          -----------          -----------

         Net interest income after provision for
            loan losses ............................................            2,431,096            1,897,775            1,324,109

NONINTEREST INCOME
     Mortgage loan origination fees ................................              366,433              257,955               47,278
     Service fees on deposit accounts ..............................              223,303              179,378              107,780
     Other .........................................................               27,258               34,675               35,731
                                                                              -----------          -----------          -----------

        Total noninterest income ...................................              616,994              472,008              190,789

                                                                              -----------          -----------          -----------
NONINTEREST EXPENSES
     Salaries and benefits .........................................            1,430,947            1,161,063              849,796
     Advertising ...................................................               34,241               27,992               51,459
     Supplies ......................................................               86,989               80,146               83,253
     Data processing ...............................................              159,404              132,636              102,779
     Occupancy and equipment .......................................              426,677              315,658              297,647
     Professional fees .............................................               80,866               71,603               72,202
     Directors fees ................................................               50,050               37,750               33,500
     Other operating ...............................................              239,450              235,150              168,640
                                                                              -----------          -----------          -----------

         Total noninterest expenses ................................            2,508,624            2,061,998            1,659,276
                                                                              -----------          -----------          -----------

         Income (loss) before income taxes .........................              539,466              307,785             (144,378)

    Income tax provision (benefit) .................................              183,418               60,500               (6,785)
                                                                              -----------          -----------          -----------
         Net income (loss) .........................................          $   356,048          $   247,285          $  (137,593)
                                                                              ===========          ===========          ===========

EARNINGS (LOSS) PER COMMON SHARE
    Basic ..........................................................          $       .37          $       .26          $      (.14)

    Diluted ........................................................          $       .36          $       .25          $      (.14)

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING
      Basic ........................................................              967,968              967,968              967,968

     Diluted .......................................................              982,884              977,525              967,962

         The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                                                                                       Accumulated
                                                              Common stock                               other             Total
                                                              ------------               Retained     comprehensive    shareholders'
                                                         Shares        Amount            deficit       income (loss)       equity
                                                         ------        ------            -------       -------------       ------

Balance, December 31, 2000 .....................         800,000     $ 7,985,000      $  (315,426)     $    22,309      $ 7,691,883
   Net loss ....................................               -               -         (137,593)               -         (137,593)
   Other comprehensive loss, net
     of income taxes
   Unrealized gain on investment
        Securities .............................               -               -                -           60,673           60,673
                                                                                                                        -----------
   Comprehensive loss ..........................               -               -                -                -          (76,920)
                                                         -------     -----------      -----------      -----------      -----------

Balance, December 31, 2001 .....................         800,000       7,985,000         (453,019)          82,982        7,614,963
                                                                                                                        -----------
   Net income ..................................               -               -          247,285                -          247,285
   Other comprehensive income, net
     of income taxes:
   Unrealized loss on investment
        Securities .............................               -               -                -           (2,036)          (2,036)
                                                                                                                        -----------
   Comprehensive income ........................                                                                            245,249
   Stock dividend (10%), net of cash)
     in lieu of fractional shares ..............          79,994             (75)               -                -              (75)
                                                         -------     -----------      -----------      -----------      -----------

Balance, December 31, 2002 .....................         879,994       7,984,925         (205,734)          80,946        7,860,137
                                                                                                                        -----------
   Net income ..................................               -               -          356,048                -          356,048
   Other comprehensive income, net
     of income taxes:
   Unrealized loss on investment
        securities .............................               -               -                -          (49,216)         (49,216)
                                                                                                                        -----------
   Comprehensive income ........................                                                                            306,832
   Stock dividend (10%), net of
     cash in lieu of fractional
     shares ....................................          87,974            (317)               -                -             (317)
                                                         -------     -----------      -----------      -----------      -----------

 Balance, December 31, 2003 ....................         967,968     $ 7,984,608      $   150,314      $    31,730      $ 8,166,652
                                                         =======     ===========      ===========      ===========      ===========















The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             For the years ended December 31,
                                                                                             --------------------------------
                                                                                      2003                2002                 2001
                                                                                      ----                ----                 ----
Operating Activities
     Net income (loss) ....................................................      $    356,048       $    247,285       $   (137,593)
     Adjustments to reconcile net income (loss) to net cash
         provided by operating activities
        Depreciation and net amortization .................................           281,036            244,632            151,035
        Deferred income tax provision (benefit) ...........................           (39,200)            20,571             (6,785)
        Provision for possible loan losses ................................           173,574            182,842            180,500
        Loss on sale of property and equipment ............................             2,191                  -                  -
        (Increase) decrease in other assets ...............................            72,422            (43,742)          (111,583)
        Increase (decrease) in other liabilities ..........................           191,565             (9,469)            12,014
                                                                                 ------------       ------------       ------------

           Net cash provided by operating activities ......................         1,037,636            642,119             87,588
                                                                                 ------------       ------------       ------------

Investing Activities
     Decrease (increase) in federal funds sold ............................        (2,153,508)           (35,000)         2,360,000
     Proceeds from maturities and principal paydowns of
        investment securities .............................................        11,381,446         10,043,430          6,616,892
     Purchase of investment securities ....................................        (7,501,000)       (15,937,498)        (9,491,242)
     Purchase of Federal Home Loan Bank of Atlanta stock ..................          (280,000)                 -                  -
     Purchase of life insurance policies ..................................        (1,088,338)                 -                  -
     Increase in loans, net ...............................................       (17,707,978)       (10,241,025)       (13,038,277)
     Proceeds from sale of property and equipment .........................             2,500                  -                  -
     Purchase of property and equipment ...................................           (87,660)        (1,005,292)          (626,541)
                                                                                 ------------       ------------       ------------

           Net cash used for investing activities .........................       (17,434,538)       (17,175,385)       (14,179,168)
                                                                                 ------------       ------------       ------------

Financing Activities
     Net increase in deposits .............................................        11,578,697         13,797,838         15,118,823
     Net increase in customer repurchase agreements .......................           789,471          1,689,761            513,706
     Borrowings from Federal Home Loan Bank of Atlanta ....................         5,000,000                  -                  -
     Cash in lieu of fractional shares ....................................              (317)               (75)                 -
                                                                                 ------------       ------------       ------------

           Net cash provided by financing activities ......................        17,367,851         15,487,524         15,632,529
                                                                                 ------------       ------------       ------------

           Net increase (decrease) in cash and cash equivalents ...........           970,949         (1,045,742)         1,540,949

Cash and due from banks, beginning of year ................................         1,604,208          2,649,950          1,109,001
                                                                                 ------------       ------------       ------------

Cash and due from banks, end of year ......................................      $  2,575,157       $  1,604,208       $  2,649,950
                                                                                 ============       ============       ============

Cash paid for:
     Interest .............................................................      $  1,193,619       $  1,251,165       $  1,424,848
                                                                                 ============       ============       ============

     Income taxes .........................................................      $     42,679       $      2,740       $     47,951
                                                                                 ============       ============       ============


The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

         Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company offered its common stock for sale to the public under an initial public offering price of $10 per share and raised approximately $8 million in capital, net of offering expenses. The Company obtained regulatory approval to operate a national bank and opened the Bank for business on September 15, 1999, with a total capitalization of $6 million. The Bank opened a branch location in Greenville, South Carolina in 2002. The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to the regulation of the Federal Reserve Board.

   Basis of presentation
     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

   Estimates
     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates. The Company's most significant estimates relate to the allowance for loan losses and income taxes.

   Concentrations of credit risk
     The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Bank has concentrations of credit in construction, manufacturing, retail trade, finance and insurance, real estate rental and leasing, professional, scientific and technical services, administrative support, waste management and remediation services, and health care social assistance industries, which by category comprise over 25 percent of Tier 1 Capital adjusted for the allowance for loan losses.

   Investment securities
     The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

     1. Available-for-sale securities: These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

     2. Held-to-maturity securities: These are investment securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts.


                                                                     (Continued)

     3. Trading securities: These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

     Other investments include the Bank's stock investments in the Federal Reserve Bank ("FRB") and the Federal Home Loan Bank of Atlanta ("FHLB"). The Bank, as a member institution, is required to own certain stock investments in the FRB and FHLB. The stock is generally pledged against any borrowings from the FRB and FHLB. No ready market exists for the stock and it has no quoted market value. However, redemption of these stock investments has historically been at par value.

     Gains or losses on dispositions of investment securities are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

   Loans, interest and fee income on loans
     Loans are stated at the principal balance outstanding. Unearned discount and the allowance for possible loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding.

     Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

     Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

   Allowance for possible loan losses
     The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present and estimated losses inherent in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans that are determined to be uncollectible are charged against the allowance. Provisions for possible loan losses and recoveries on loans previously charged off are added to the allowance.

     The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

     Under SFAS No. 114 when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

     A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.
                                                                     (Continued)

   Property and equipment
     Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

   Income taxes
     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

   Advertising and public relations expense
     Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

   Cash surrender value of life insurance policies
     Cash surrender value of life insurance policies represents the cash value of policies on certain officers of the Bank.

   Earnings (loss) per common share
     Basic earnings (loss) per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings (loss) per common share. The Company declared 10 percent stock dividends to shareholders of record as of March 17, 2003 and April 30, 2002. All per share amounts have been restated to reflect these transactions.

   Statement of cash flows
     For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks". Cash and cash equivalents have an original maturity of three months or less. Federal funds sold are reported separately due to the materiality of balances from time to time.

   Fair values of financial instruments
     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

      The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

     Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand and due from banks) approximate their fair value.

     Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.


                                                                     (Continued)

          Investment securities - Fair values for investment securities are based on quoted market prices. The carrying amounts of FRB and FHLB stocks approximate their fair values.

          Cash surrender value of life insurance policies - The cash surrender value of life insurance policies held by the Bank approximates fair values of the policies.

          Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

          Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

          Customer repurchase agreements - The carrying amounts of securities sold under repurchase agreements approximate their fair value.

          Borrowings from Federal Home Loan Bank of Atlanta - Borrowings from the FHLB which have variable rates of interest are deemed to be carried at fair value. Fair values of fixed rate advances estimated using a discounted cash flow calculation that applies interest rates currently being offered on advances to a schedule of aggregated expected maturities.





















                                                                     (Continued)

   Stock Based Compensation
     The Company has stock-based director and employee compensation plans (the "1999 Plan" and the "2003 Plan" as further described in Note 16. The Company accounts for the plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based compensation cost is reflected in net income, as all stock options granted under the 1999 Plan had an exercise price equal to the market value of the underlying common stock on the date of grant, and no awards have been made as of December 31, 2003 under the 2003 Plan. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based director compensation.

                                                                                                   For the years ended
                                                                                                       December 31,
                                                                                                       ------------
                                                                                         2003              2002             2001
                                                                                         ----              ----             ----
Net income (loss):
As reported .................................................................       $   356,048       $   247,285       $  (137,593)
Deduct:  Total stock-based compensation expense determined
under fair value based method for all awards,  net of related tax
effects .....................................................................                 -                 -           (17,200)
                                                                                    -----------       -----------       -----------
Pro forma ...................................................................       $   356,048       $   247,285       $  (154,793)
                                                                                    ===========       ===========       ===========

Basic earnings (loss) per common share
As reported .................................................................       $        .37      $        .26      $      (.14)
Pro forma ...................................................................       $        .37      $        .26      $      (.16)

Diluted earnings (loss) per common share
As reported .................................................................       $        .36      $        .25      $      (.14)
 Pro forma ..................................................................       $        .36      $        .25      $      (.16)

     The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used was 5.89 percent and the assumed dividend rate was zero. The expected option life was 3 years. As a result, the pro forma amounts were fully expensed as of December 31, 2001.

   Recently issued accounting standards

     The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

     In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-based Compensation--Transition and Disclosure", an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 were effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148, which had no impact on the financial condition or operating results of the Company.

                                                                     (Continued)

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or operating results of the Company.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances.) Many of those instruments were previously classified as equity. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after September 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

     In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial position or results of operations.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have a material effect on the Company's financial position or results of operations since the Company has no variable interest entities.

     In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Accordingly, the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. EITF No. 03-1 was effective for fiscal years ending after December 15, 2003. Adopting the disclosure provisions of EITF No. 03-1 did not have a material effect on the Company's financial position or results of operations.

     Accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.


                                                                     (Continued)

Risks and Uncertainties
     In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

     The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.


NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2003 and 2002 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

         When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2003 and 2002 federal funds sold amounted to $3,158,508 and $1,005,000, respectively.

NOTE 4 - INVESTMENT SECURITIES

         The   amortized   cost  and  fair   value  of   investment   securities
available-for-sale are as follows:

                                                                                              December 31, 2003
                                                                                              -----------------
                                                                                               Gross unrealized
                                                                        Amortized              ----------------              Fair
                                                                           cost             Gains           Losses           value
                                                                           ----             -----           ------           -----
Federal agencies ...............................................       $8,435,682       $   37,763       $   10,776       $8,462,669
Mortgage-backed securities .....................................          669,956            9,981                -          679,937
Corporate bonds ................................................          216,160           11,107                -          227,267
                                                                       ----------       ----------       ----------       ----------
        Total investment securities available-for-sale .........       $9,321,798       $   58,851       $   10,776       $9,369,873
                                                                       ==========       ==========       ==========       ==========



                                                                                           December 31, 2002
                                                                                           -----------------
                                                                                            Gross unrealized
                                                                    Amortized               ----------------                Fair
                                                                       cost              Gains             Losses           value
                                                                       ----              -----             ------           -----
Federal agencies ...........................................       $10,223,713       $   112,595       $         -       $10,336,308
Mortgage-backed securities .................................         1,028,836             4,357                 -         1,033,193
Corporate bonds ............................................         1,515,161             6,724             1,030         1,520,855
                                                                   -----------       -----------       -----------       -----------
        Total investment securities available-for-sale .....       $12,767,710       $   123,676       $     1,030       $12,890,356
                                                                   ===========       ===========       ===========       ===========


                                                                     (Continued)

         While four individual U.S. Government agency securities are in an unrealized loss position as of December 31, 2003, none of these securities has been in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

         The   amortized   cost  and  fair   value  of   investment   securities
held-to-maturity as of December 31, 2003 and 2002 are summarized in the table below.

                                                                                              December 31, 2003
                                                                                              -----------------
                                                                                              Gross unrealized
                                                                    Amortized                 ----------------              Fair
                                                                      cost                 Gains           Losses           value
                                                                      ----                 -----           ------           -----
Federal agencies held-to-maturity ..........                      $5,222,430           $  232,650            $-           $5,455,080
                                                                  ==========           ==========            ==           ==========

                                                                                              December 31, 2002
                                                                                              -----------------
                                                                                               Gross unrealized
                                                                    Amortized                  ----------------             Fair
                                                                       cost                 Gains          Losses           value
                                                                       ----                 -----          ------           -----
Federal agencies .......................................           $5,231,214           $  272,782           $-           $5,503,996
Corporate bonds ........................................              502,944                6,478            -              509,422
                                                                   ----------           ----------           --           ----------
        Total investment securities
        held-to-maturity ...............................           $5,734,158           $  279,260           $-           $6,013,418
                                                                   ==========           ==========           ==           ==========

         The Bank, as a member institution, is required to own stock in the FRB and the FHLB. No ready market exists for these stock investments and they have no quoted market value. However, redemption of these stocks has historically been at par value.

         The amortized cost and fair value of securities at December 31, 2003 by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                            December 31, 2003
                                                                                                            -----------------
                                                                                                    Amortized               Fair
                                                                                                      Cost                  Value
                                                                                                      ----                  -----

Within one year ......................................................................            $ 1,172,826            $ 1,185,234
Due after one through five years .....................................................             10,439,366             10,682,191
Due after five through ten years .....................................................              2,169,956              2,185,642
Due in over ten years ................................................................                762,080                771,886
Federal Reserve and Federal Home Loan Bank stock (no maturity) .......................                460,000                460,000
                                                                                                  -----------            -----------

    Total investment securities ......................................................            $15,004,228            $15,284,953
                                                                                                  ===========            ===========

         At December 31, 2003 and 2002, securities with a fair value of $9,109,898 and $10,563,862, respectively, were pledged to collateralize public deposits, sweep accounts, and repurchase agreements.

NOTE 5 - LOANS

         The composition of net loans by major loan category is presented below.


                                                             December 31,
                                                             ------------
                                                         2003            2002
                                                         ----            ----
Commercial .....................................     $11,242,095     $ 8,395,171
Real estate - construction .....................      12,018,222       8,472,508
Real estate - mortgage .........................      33,427,094      22,933,566
Consumer .......................................       2,721,694       1,898,857
                                                     -----------     -----------

Loans, gross ...................................      59,409,105      41,700,102

Less allowance for possible loan losses ........         727,971         553,372
                                                     -----------     -----------

Loans, net .....................................     $58,681,134     $41,146,730
                                                     ===========     ===========


         At December 31, 2003 and 2002 there were no nonaccruing or impaired loans. Activity in the allowance for possible loan losses for the years ended December 31, 2003, 2002, and 2001 is summarized in the table below.

                                                                                         For the years ended December 31,
                                                                                         --------------------------------
                                                                                      2003               2002               2001
                                                                                      ----               ----               ----
Allowance for possible loan losses, beginning of year ...................          $ 553,372          $ 384,320           $ 207,000
Provision for loan losses ...............................................            173,574            182,842             180,500
Charge-offs .............................................................                  -            (13,790)             (3,180)
Recoveries ..............................................................              1,025                  -                   -
                                                                                   ---------          ---------           ---------

Allowance for possible loan losses, end of year .........................          $ 727,971          $ 553,372           $ 384,320
                                                                                   =========          =========           =========


         As of December 31, 2003, approximately $33.8 million or 56.9% of total gross loans were variable rate loans. As of December 31, 2003, the FHLB held a blanket lien on the Bank's loans as collateral for borrowings.


NOTE 6 - PROPERTY AND EQUIPMENT

         Components of property and equipment included in the balance sheet are as follows:

                                                              December 31,
                                                              ------------
                                                         2003            2002
                                                         ----            ----
Land and improvements ........................       $1,066,952       $1,066,952
Bank premises ................................        2,063,345        2,063,345
Furniture, equipment and software ............          869,424          823,246
Vehicles .....................................           60,869           50,129
                                                     ----------       ----------
                                                      4,060,590        4,003,672
Accumulated depreciation .....................          585,738          407,948
                                                     ----------       ----------

    Total property and equipment .............       $3,474,852       $3,595,724
                                                     ==========       ==========


                                                                     (Continued)

         Depreciation expense for the years ended December 31, 2003, 2002 and 2001 amounted to $203,841, $170,829, and $151,035, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

        Type of Asset                                 Life in Years                         Depreciation Method
--------------------------------            -------------------------------------          ---------------------------
      Software                                              3                                   Straight-line
      Furniture, equipment and software                     5 to 7                              Straight-line
      Improvements                                          5 to 40                             Straight-line
      Vehicles                                              5                                   Straight-line


NOTE 7 - DEPOSITS

         The following is a detail of the deposit accounts as of:

                                                           December 31,
                                                           ------------
                                                      2003              2002
                                                      ----              ----

Noninterest bearing ........................       $ 9,202,362       $ 7,269,138
Interest bearing:
     NOW accounts ..........................         9,999,335         7,859,404
     Money market accounts .................        11,424,959         8,652,450
     Savings ...............................         3,763,669         2,931,777
     Time, less than $100,000 ..............        19,093,476        16,426,078
     Time, $100,000 and over ...............        11,802,418        10,568,675
                                                   -----------       -----------

     Total deposits ........................       $65,286,219       $53,707,522
                                                   ===========       ===========

         Interest expense on time deposits greater than $100,000 was $345,564 in 2003, $324,001 in 2002, and $366,797 in 2001.

         At December 31, 2003 the scheduled maturities of certificates of deposit are as follows:

         2004 ..........................................      $17,958,127
         2005 ..........................................        3,075,219
         2006 ..........................................          416,849
         2007 ..........................................        4,187,209
         2008 ..........................................        5,258,490
                                                              -----------
                                                              $30,895,894
                                                              ===========

NOTE 8 - CUSTOMER REPURCHASE AGREEMENTS

         Customer repurchase agreements consist of the following:

                                                            December 31,
                                                            ------------
                                                       2003             2002
                                                       ----             ----
Sweep accounts .............................        $4,772,192        $3,982,721
Retail repurchase agreements ...............         1,000,000         1,000,000
                                                    ----------        ----------
                                                    $5,772,192        $4,982,721
                                                    ==========        ==========


         The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2003, the Bank had one retail repurchase agreement that matures in April, 2005.
U. S. Government securities with an amortized cost of $7,276,027 and $6,432,662 (fair value of $7,437,547 and $6,630,019) are used as collateral for the sweep accounts and repurchase agreements, at December 31, 2003 and 2002, respectively.


NOTE 9 -BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

         At December 31, 2003, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank's assets. Funds borrowed from the FHLB are collateralized by a blanket lien on loans or mortgage-backed securities. At December 31, 2003 the Bank had a $5,000,000 advance at a variable rate of interest borrowed under the line. The advance matures December 17, 2004, and can be repaid at any time prior to that date without penalty. At December 31, 2003 the interest rate on the borrowing was 1.15%. The highest balance as of any month end for borrowings from the FHLB was $5.0 million. The average rate paid on the advance during the year was 1.46%. The average balance for the only month the advance was outstanding was $1.6 million.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

         The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2003, there is no litigation pending.

         The Company has approximately one year remaining on its contract with a data processing service. Monthly costs are approximately $13,300.

         From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2003 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

         Refer to Note 14 concerning financial instruments with off balance sheet risk.


NOTE 11 - UNUSED LINES OF CREDIT

         At December 31, 2003, the Bank had unused lines of credit to purchase federal funds totaling $2,850,000 from unrelated banks. These lines of credit are available on a one to fourteen-day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option.

NOTE 12 - INCOME TAXES

         The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

                                                                             For the years ended December 31,
                                                                             --------------------------------
                                                                   2003                     2002                        2001
                                                                   ----                     ----                        ----

Tax expense (benefit) at statutory rate ...........   $ 183,400           34%    $ 104,650           34%    $ (49,089)          34%
Increase (decrease) in taxes resulting
from:
     Valuation allowance adjustment ...............     (16,140)          (3)      (52,641)         (17)       42,304          (29)
     State income taxes, net of federal
     benefit ......................................      10,600            2         8,491            3             -            -
     Other ........................................       5,558            1             -            -             -            -
                                                      ---------           --     ---------           --     ---------           --
Income tax provision (benefit) ....................   $ 183,418           34%    $  60,500           20%    $  (6,785)           5%
                                                      =========           ==     =========           ==     =========           ==


         The income tax effect of cumulative temporary differences at December 31, are as follows:

                                                                                                       2003                   2002
                                                                                                       ----                   ----

Deferred tax asset (liability):
        Allowance for loan losses ....................................................             $ 243,000              $ 179,540
        Unrealized net gains on securities available for sale ........................               (16,300)               (41,700)
         Depreciation ................................................................              (111,500)               (71,100)
                                                                                                   ---------              ---------
               Net deferred tax assets ...............................................               115,200                 66,740
               Less valuation allowance ..............................................                52,951                 69,091
                                                                                                   ---------              ---------

               Net deferred tax asset (liability) ....................................             $  62,249              $  (2,351)
                                                                                                   =========              =========

         The net deferred taxes are included in other assets in the consolidated balance sheets.

The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

                                                    For the years ended
                                                          December 31,
                                                          ------------
                                                2003         2002        2001
                                                ----         ----        ----

Income taxes currently payable ...........   $ 222,618    $  39,929   $       -

Deferred income tax provision (benefit) ..     (39,200)      20,571      (6,785)
                                             ---------    ---------   ---------
        Income tax provision (benefit) ...   $ 183,418    $  60,500   $  (6,785)
                                             =========    =========   =========

NOTE 13 - RELATED PARTY TRANSACTIONS

         Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

         A  summary  of  loan  transactions  with  directors,   including  their
affiliates, and executive officers are as follows:

                                                   For the years ended
                                                      December 31,
                                                      ------------
                                          2003            2002           2001
                                          ----            ----           ----
Balance, beginning of year ........     $1,461,682     $1,896,689     $1,540,130
New loans or lines of credit ......      3,830,800        880,647      1,115,409
Less loan payments ................      1,566,759      1,315,654        758,850
                                        ----------     ----------     ----------
Balance, end of year ..............     $3,725,723     $1,461,682     $1,896,689
                                        ==========     ==========     ==========


         Deposits by directors, executive officers, and their related interests, at December 31, 2003 and 2002 were $1,647,139 and $1,516,941, respectively.


NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

         In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2003 and 2002, unfunded commitments to extend credit were $14,054,616 and $8,985,246, respectively, and outstanding letters of credit were $158,709 and $232,554, respectively. At December 31, 2003, the unfunded commitments consisted of $13.2 million at variable rates and $849,000 at fixed rates with $6.3 million expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing and were immaterial in 2003 and 2002.


NOTE 15 - EMPLOYEE BENEFIT PLAN

         The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2003, 2002, and 2001 amounted to $29,831, $25,142, and $21,023, respectively.

NOTE 16 - STOCK OPTION PLANS

         The Board of Directors and shareholders approved a stock option plan for the benefit of the directors in 1999 (the "1999 Plan"). The Board granted 40,000 options at an option price of $10 per share (adjusted to 48,400 options at an option price of $8.26 per share by the stock dividends discussed in Note
17). All options under the 1999 Plan vest 33 percent each year for three years and expire 10 years from the grant date. A summary of the 1999 Plan is presented below:


                                                                            For the years ended December 31,
                                                                            --------------------------------
                                                            2003                          2002                        2001
                                                            ----                          ----                        ----
                                                                    Weighted                      Weighted                  Weighted
                                                                     average                      average                   average
                                                      Shares        exercise        Shares        exercise      Shares      exercise
                                                                      price                        price                     price
                                                      ------          -----       --------         -----       -------       -----

Outstanding at beginning of year .................    46,786       $  8.26         48,400       $  8.26         48,400      $   8.26
Granted ..........................................         -             -              -             -              -             -
Exercised ........................................         -             -              -             -              -             -
Forfeited or expired .............................    (3,226)         8.26         (1,614)         8.26              -             -
                                                      ------                       ------                       ------

Outstanding at end of year .......................    43,560          8.26         46,786          8.26         48,400          8.26
                                                      ======                       ======                       ======

Options exercisable at end of year ...............    43,560          8.26         46,786          8.26         32,267          8.26
Shares available for grant .......................     4,840                        1,614                         None

         As described in Note 17 below, the Company's Board of Directors declared 10 percent stock dividends to shareholders of record on March 17, 2003 and on April 30, 2002. The Company's stock option agreements under the 1999 Plan provide for stock dividends and other similar stock transactions to affect the options granted under the agreements. The agreements also provide for the aggregate consideration to be paid upon exercise of the options to remain unchanged following a stock dividend. Therefore, the above table reflects a weighted average exercise price of $8.26 per share rather than the $10.00 original exercise price.

         In May 2003 the Company's shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the "2003 Plan"). The 2003 Plan provides for a maximum of 125,000 options to be granted. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors or by a Committee of Directors designated by the Board at an exercise price equal to the fair market value of the Company's common stock on the date of grant. As of December 31, 2003, no options had been granted under the 2003 Plan.


NOTE 17 - DIVIDENDS

         There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. At December 31, 2003 the Bank has no plans to pay cash dividends because of the Bank's growth plans. The Company's Board of Directors declared 10 percent stock dividends to shareholders of record on March 17, 2003 and on April 30, 2002. The total number of common shares outstanding as of December 31, 2003 is 967,968.

NOTE 18 - REGULATORY MATTERS

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 2003, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                             To be well capitalized
                                                                                          For capital        under prompt corrective
                                                                                       adequacy purposes         action provisions
                                                                                       -----------------         -----------------
                                                                     Actual                  Minimum                   Minimum
                                                                     ------                  -------                   -------
                                                             Amount         Ratio      Amount         Ratio      Amount        Ratio
                                                             ------         -----      ------         -----      ------        -----
                                                                                     (dollars in thousands)
As of December 31, 2003
   Total Capital (to risk weighted
        assets) ....................................        $7,959         12.2%      $5,236          8.0%      $6,545         10.0%
   Tier 1 Capital (to risk weighted
        assets) ....................................         7,231         11.1        2,618          4.0        3,927          6.0
   Tier 1 Capital (to average
        assets) ....................................         7,231          9.0        3,201          4.0        4,001          5.0

As of December 31, 2002
   Total Capital (to risk weighted
        assets) ....................................        $7,385         15.0%      $3,938          8.0%      $4,923         10.0%
   Tier 1 Capital (to risk weighted
        assets) ....................................         6,832         13.9        1,969          4.0        2,954          6.0
   Tier 1 Capital (to average
        assets) ....................................         6,832          9.8        2,799          4.0        3,498          5.0

NOTE 19 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of the Company's financial instruments were as follows:

                                                                                               December 31,
                                                                                               ------------
                                                                                   2003                               2002
                                                                                   ----                               ----
                                                                         Carrying         Fair            Carrying           Fair
                                                                          Amount          Value            Amount            Value
                                                                          ------          -----            ------            -----
FINANCIAL ASSETS
      Cash and due from banks ..................................      $ 2,575,157      $ 2,575,157      $ 1,604,208      $ 1,604,208
      Federal funds sold .......................................        3,158,508        3,158,508        1,005,000        1,005,000
      Investment securities ....................................       15,052,303       15,284,953       18,804,514       19,083,775
      Loans, gross .............................................       59,409,105       60,235,361       41,700,102       42,327,723
FINANCIAL LIABILITIES
      Deposits .................................................       65,286,219       65,932,064       53,707,522       54,074,096
      Securities sold under repurchase agreements ..............        5,772,192        5,772,192        4,982,721        4,982,721
      Borrowings from Federal Home Loan Bank of Atlanta ........        5,000,000        5,000,000                -                -


NOTE 20 - PARENT COMPANY INFORMATION

         Following is condensed financial information of Cornerstone Bancorp (parent company only):

                                            CONDENSED BALANCE SHEETS

                                                                                                              December 31,
                                                                                                              ------------
                                                                                                       2003                  2002
                                                                                                       ----                  ----
ASSETS
     Cash and interest bearing deposits ..............................................             $  870,019             $  907,559
     Investment in subsidiary ........................................................              7,262,623              6,912,836
     Other assets ....................................................................                 40,000                 40,000
                                                                                                   ----------             ----------

                                 Total Assets ........................................             $8,172,642             $7,860,395
                                                                                                   ==========             ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Accrued expenses ................................................................             $    5,990             $      258
     Shareholders' equity ............................................................              8,166,652              7,860,137
                                                                                                   ----------             ----------

                  Total Liabilities and shareholders' equity .........................             $8,172,642             $7,860,395
                                                                                                   ==========             ==========












                                                                     (Continued)

                         CONDENSED STATEMENTS OF INCOME


                                                                                           For the years ended December 31,
                                                                                           --------------------------------
                                                                                     2003               2002                 2001
                                                                                     ----               ----                 ----
INCOME
   Interest ..........................................................           $  11,839            $  35,877           $  71,725

EXPENSES
   Sundry ............................................................              54,794               30,564              32,813
      Income (loss) before equity in undistributed
       net income (loss) of bank subsidiary ..........................             (42,955)               5,313              38,912

   Equity  in  undistributed net income (loss) of ....................             399,003              241,972            (176,505)
      subsidiary
                                                                                 ---------            ---------           ---------
      Net income (loss) ..............................................           $ 356,048            $ 247,285           $(137,593)
                                                                                 =========            =========           =========



                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                          For the years ended December 31,
                                                                                          --------------------------------
                                                                                   2003                 2002                 2001
                                                                                   ----                 ----                 ----
OPERATING ACTIVITIES
    Net income (loss) ...............................................         $   356,048          $   247,285          $  (137,593)
       Adjustments  to reconcile  net income (loss) to
       net  cash  provided  by  (used  for)  operating
       activities
       Equity in  undistributed  net (income)  loss of
       subsidiary ...................................................            (399,003)            (241,972)             176,505
       Increase in other assets .....................................                   -                    -              (35,472)
       Increase (decrease) in accrued expenses ......................               5,732                 (578)              (1,064)
                                                                              -----------          -----------          -----------
          Net cash provided by (used for) operating
          activities ................................................             (37,223)               4,735                2,376
                                                                              -----------          -----------          -----------

INVESTING ACTIVITIES
    Investment in bank subsidiary ...................................                   -           (1,000,000)                   -
    Proceeds from maturity of certificate of deposit ................                   -                    -              100,000
                                                                              -----------          -----------          -----------
          Net cash  provided  by (used for)  investing
          activities ................................................                   -           (1,000,000)             100,000
                                                                              -----------          -----------          -----------
 FINANCING ACTIVITIES
          Cash paid in lieu of fractional shares ....................                (317)                 (75)                   -
                                                                              -----------          -----------          -----------
          Net increase (decrease) in cash ...........................             (37,540)            (995,340)             102,376

Cash, beginning of year .............................................             907,559            1,902,899            1,800,523
                                                                              -----------          -----------          -----------

Cash, end of year ...................................................         $   870,019          $   907,559          $ 1,902,899
                                                                              ===========          ===========          ===========