Form 10KSB, Exhibit 13
period 2004-12-31
CORNERSTONE BANCORP/SC
filed 2005-03-23
CIK 1087455

EXHIBIT 13


















                               CORNERSTONE BANCORP

                            Portions of Registrant's
                              2004 Annual Report to
                            Shareholders Incorporated
                       by Reference into 2004 Form 10-KSB

FORWARD LOOKING STATEMENTS

         Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "intend", "expect", "believe", "anticipate", "plan", and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, adequacy of the allowance for loan losses, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

         These  forward-looking  statements  are based on current  expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning the Company's future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that the Company is a relatively new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

     o    The Company's growth and ability to maintain growth;

     o governmental monetary and fiscal policies, as well as legislative and regulatory changes;

     o the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;

     o the effects of competition from other financial institutions operating in the Company's market areas and elsewhere, including institutions operating locally, regionally, nationally and internationally;

     o failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans; and

     o loss of consumer confidence and economic disruptions resulting from terrorist activities.

         The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

WEBSITE REFERENCES

         References to our website included in, or incorporated by reference into, this report are for information purposes only, and are not intended to incorporate our website by reference into this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Cornerstone Bancorp, (the "Company") is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the "Bank"). The Bank commenced business on September 15, 1999. It conducts a general banking business from two offices in Easley and Greenville, South Carolina. The Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent") in 2004. Crescent did not engage in any transactions in 2004.

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

         The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the sections "Allowance for Loan Losses", "Potential Problem Loans", Impaired Loans" and Note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Earnings Performance

         The Company earned $664,000 or $.62 per basic common share and $.61 per diluted common share for the year ended December 31, 2004. This compares to $356,000 or $.33 per basic and diluted common share for the year ended December 31, 2003. The Company had net income of $247,000 or $.23 per basic and diluted common share for the year ended December 31, 2002. The Company's earnings have consistently improved as the Bank has grown. The Company had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $3.2 million, $2.6 million, and $2.1 million for 2004, 2003, and 2002, respectively. The Company also had other operating income (principally mortgage loan origination fees and service fees on deposits) of $719,000, $617,000, and $472,000 in 2004, 2003, and 2002,
respectively. The Company provided $197,000, $174,000, and $183,000 to its allowance for loan losses in 2004, 2003, and 2002, respectively, and had other operating expenses (principally salaries and benefits, occupancy and data processing expenses) of $2.7 million in 2004, $2.5 million in 2003, and $2.1 million in 2002. Over the past several years the consistent rise in earnings has been a result of the growth in interest earning assets without corresponding growth in operating expenses. Net interest income after the provision for loan losses plus other income increased 23.5% in 2004 over 2003, while noninterest expense increased only 8.0% for the year. 2003 results compared to 2002 results show a similar relationship between net interest income after the provision for loan losses and noninterest expenses.

Net Interest Income

         Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and the relative funding of these assets. Due to the fact that the Bank's and therefore, the Company's, assets are largely monetary in nature, material changes in interest rates can have a material impact on the Bank's net interest income. The Company and the Bank monitor the Bank's assets and liabilities and the interest sensitivity of these assets and liabilities using various tools, including models which attempt to calculate the impact on the Bank's net interest margin as interest rates change. However, these models, as well as the tables included here, employ assumptions about the Bank's interest-sensitive assets and liabilities which may or may not prove to be accurate. Such assumptions include, but are not limited to, repayment patterns of borrowers, calls of securities, and unscheduled redemptions of certificates of deposit. The tables on the following pages include historical analyses of yields earned and rates paid on interest-sensitive assets and liabilities, the effects of changes in the volume and relative mix of interest sensitive assets and liabilities, the effect of changes in interest rates, and the ratio of assets and liabilities repricing over specific time horizons. While the Company's and the Bank's management cannot predict the timing and extent of changes in interest rates, they can attempt to manage the Bank's interest rate sensitivity to enable the Company to react to protect the Company's earnings stream throughout various interest rate cycles.

         For the years ended December 31, 2004, 2003, and 2002 net interest income was $3.2 million, $2.6 million, and $2.1 million, respectively. The consistent increases were primarily attributable to increases in the volume of loans (see "Rate/Volume Analysis of Net Interest Income" below). Average interest earning assets increased to $81.3 million in 2004 from $68.7 million in 2003. The Bank's relatively young age makes interest earning asset growth a primary driver of net interest income. The average yield on interest earning assets increased slightly in 2004 to 5.58% from 5.54% in 2003 and decreased from 5.81% in 2002 to 5.54% in 2003. The average cost of interest bearing liabilities continued its decline to 1.83% in 2004 from 2.08% in 2003. The average cost decreased from 2.59% in 2002 to 2.08% in 2003. The net yield on average interest earning assets increased in 2004 to 3.99% from 3.79% in 2003.

         The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2004 and 2003.

                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                                Year Ended December 31, 2004      Year Ended December 31, 2003
                                                                ----------------------------      ----------------------------
                                                                            Interest                             Interest
                                                               Average       Income/    Yields/     Average       Income/    Yields/
                                                             Balances(1)     Expense    Rates(2)  Balances(1)     Expense   Rates(2)
                                                             -----------     -------    --------  -----------     -------   --------
Assets
Securities ................................................    $12,752        $  494     3.87%      $14,986        $  586    3.91%
Federal Funds Sold ........................................      3,389            48     1.42%        4,378            49    1.12%
Loans (3), (7) ............................................     65,128         3,990     6.13%       49,296         3,166    6.42%
                                                               -------        -------               -------        ------
       Total interest earning assets ......................     81,269         4,532     5.58%       68,660         3,801    5.54%
Cash and due from banks ...................................      2,016                                1,578
Allowance for loan losses .................................       (816)                                (626)
Premises and equipment ....................................      3,510                                3,557
Cash surrender value of life insurance policies ...........      1,434                                  107
Other assets ..............................................        548                                  507
                                                               -------                              -------
       Total assets .......................................    $87,961                              $73,783
                                                               =======                              =======

Liabilities and shareholders' equity
Interest bearing liabilities
     Interest bearing transaction accounts ................    $11,833          120      1.01%       $8,488       $   91     1.07%
     Savings and money market .............................     15,829          161      1.02%       13,320          161     1.21%
     Time deposits $100,000 and over ......................     13,707          374      2.73%       11,750          346     2.94%
     Other time deposits ..................................     20,849          521      2.50%       18,851          533     2.83%
                                                               -------       ------                 -------       ------
       Total interest bearing deposits ....................     62,218        1,176      1.89%       52,409        1,131     2.16%
Federal Funds purchased and
    customer repurchase agreements ........................      5,886           68      1.15%        5,094           64     1.25%
FHLB advances .............................................      2,509           47      1.87%          137            2     1.46%
                                                               -------       ------                 -------       ------
       Total interest bearing liabilities .................     70,613        1,291      1.83%       57,640        1,197     2.08%
Noninterest bearing demand deposits .......................      8,652                                7,847
Other liabilities .........................................        279                                  288
Shareholders' equity ......................................      8,417                                8,008
                                                               -------                              -------
       Total liabilities and shareholders' equity .........    $87,961                              $73,783
                                                               =======                              =======
Interest rate spread (4) ..................................                             3.75%                                3.46%
Net interest income and net yield on earning assets(5) ....                  $3,241     3.99%                     $2,604     3.79%
Interest free funds supporting earning assets (6) .........    $10,656                              $11,020

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

                  Year Ended December 31, 2004 compared to 2003

                                                                                            Increase (Decrease) Due to
                                                                                            --------------------------
                                                                                              (Dollars in Thousands)
                                                                                                             Volume/
                                                                              Volume           Rate          Rate (1)        Change
                                                                              ------           ----          --------        ------

Interest earned on:
     Securities ....................................................        $   (87)        $    (6)        $     1         $   (92)

     Federal Funds sold ............................................            (11)             12              (3)             (2)
     Loans .........................................................          1,017            (145)            (47)            825
                                                                            -------         -------         -------         -------
          Total interest income ....................................            919            (139)            (49)            731

Interest paid on:
     Deposits ......................................................            180            (117)            (17)             46
     Federal Funds purchased & customer repurchase
         agreements ................................................             10              (5)             (1)              4
FHLB advances ......................................................             37               -               8              45
                                                                            -------         -------         -------         -------
          Total interest expense ...................................            227            (122)            (10)             95
                                                                            -------         -------         -------         -------

Change in Net Interest Income ......................................        $   692         $   (17)        $   (39)        $   636
                                                                            =======         =======         =======         =======

                  Year Ended December 31, 2003 compared to 2002

                                                                                            Increase (Decrease) Due to
                                                                                            --------------------------
                                                                                              (Dollars in Thousands)
                                                                                                             Volume/
                                                                              Volume           Rate          Rate (1)        Change
                                                                              ------           ----          --------        ------

Interest earned on:
     Securities ....................................................          $  41           $ (41)          $  (3)          $  (3)

     Federal Funds sold ............................................            (22)            (28)              7             (43)
     Loans .........................................................            871            (238)            (79)            554
                                                                              -----           -----           -----           -----
          Total interest income ....................................            890            (307)            (75)            508

Interest paid on:
     Deposits ......................................................            293            (219)            (58)             16
     Federal Funds purchased & customer repurchase
         agreements ................................................             (5)            (31)              2             (34)
FHLB advances ......................................................              -               -               2               2
                                                                              -----           -----           -----           -----
          Total interest expense ...................................            288            (250)            (54)            (16)
                                                                              -----           -----           -----           -----

Change in Net Interest Income ......................................          $ 602           $ (57)          $ (21)          $ 524
                                                                              =====           =====           =====           =====

(1) Volume/Rate is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.

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

         On a cumulative basis, rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at the end of 2004 of $14.4 million, for a cumulative gap ratio of 1.26 calculated at the one-year time horizon. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities, as was the case at the end of 2004 with respect to the one-year time horizon. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect.

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

                          Interest Sensitivity Analysis

                                                                                      December 31, 2004
                                                                                      -----------------
                                                                1-3       3-12       1-3       3-5         5-15     > 15
                                                    Immediate  Months    Months     Years     Years        Years    Years     Total
                                                    ---------  ------    ------     -----     -----        -----    -----     -----
                                                                                   (Dollars in Thousands)
Interest earning assets
    Securities (1) ..............................         -     5,202     1,498      4,706          -      1,283       532    13,221
    Federal funds sold ..........................     4,131         -         -          -          -          -         -     4,131
    Loans (2) ...................................    46,111     5,620     7,338      7,454      7,505      1,130         -    75,158
                                                    -------   -------   -------    -------    -------    -------    ------   -------
        Total interest earning assets ...........    50,242    10,822     8,836     12,160      7,505      2,413       532    92,510
                                                    -------   -------   -------    -------    -------    -------    ------   -------

Interest bearing deposits
    Interest bearing transaction accounts .......    13,416         -         -          -          -          -         -    13,416
    MMDA's & Savings ............................    19,379         -         -          -          -          -         -    19,379
    Time deposits $100M and over ................       132       643     4,779      7,706      3,752          -         -    17,012
    Other time deposits .........................       969     2,762     7,904      7,291      4,381          -         -    23,307
    Customer repurchase agreements ..............     4,484         -     1,000          -          -          -         -     5,484
    FHLB advances ...............................         -        11        33      1,633      1,634         89         -     3,400
                                                    -------   -------   -------    -------    -------    -------    ------   -------
        Total interest bearing liabilities ......    38,380     3,416    13,716     16,630      9,767         89         -    81,998
                                                    -------   -------   -------    -------    -------    -------    ------   -------

Interest sensitivity gap ........................    11,862     7,406    (4,880)    (4,470)    (2,262)     2,324       532    10,512
Cumulative interest sensitivity gap .............    11,862    19,268    14,388      9,918      7,656      9,980    10,512
Gap ratio .......................................      1.31      3.17       .64        .73        .77       1.00      1.00
Cumulative gap ratio ............................      1.31      1.46      1.26       1.14       1.09       1.12      1.13

(1) Securities with call features have been included in the period in which the security becomes callable.
(2) There were no nonaccruing loans or unamortized deferred loan fees, both of which would normally be subtracted from loans for purposes of this table.

                                                                                      December 31, 2003
                                                                                      -----------------
                                                                1-3       3-12       1-3       3-5         5-15     > 15
                                                    Immediate  Months    Months     Years     Years        Years    Years     Total
                                                    ---------  ------    ------     -----     -----        -----    -----     -----
                                                                                   (Dollars in Thousands)
Interest earning assets
    Securities (1) ........................    $     -     $4,431    $ 4,759      $2,944     $1,006     $1,452    $   460    $15,052
    Federal funds sold ....................      3,159          -          -           -          -          -          -      3,159
    Loans (2) .............................     34,037      4,049      4,896       6,615      8,831        981          -     59,409
                                               -------     ------    -------    --------     ------     ------    -------    -------
        Total interest earning assets .....     37,196      8,480      9,655       9,559      9,837      2,433        460     77,620
                                               -------     ------    -------    --------     ------     ------    -------    -------

Interest bearing deposits
    Interest bearing transaction accounts .      9,999          -          -           -          -          -          -      9,999
    MMDA's & Savings ......................     15,189          -          -           -          -          -          -     15,189
    Time deposits $100M and over ..........          -      1,606      5,641       1,233      3,322          -          -     11,802
    Other time deposits ...................        144      3,924      6,662       2,240      6,124          -          -     19,094
    Customer repurchase agreements ........      4,772          -          -       1,000          -          -          -      5,772
    FHLB advances .........................      5,000          -          -           -          -          -          -      5,000
                                               -------     ------    -------    --------     ------    -------    -------    -------
        Total interest bearing liabilities     $35,104     $5,530    $12,303      $4,473     $9,446    $     -    $     -    $66,856
                                               -------     ------    -------    --------     ------    -------    -------    -------

Interest sensitivity gap ..................     $2,092     $2,950    $(2,648)     $5,086     $  391    $ 2,433       $460    $10,764
Cumulative interest sensitivity gap .......     $2,092     $5,042    $ 2,394      $7,480     $7,871    $10,304    $10,764
Gap ratio .................................       1.06       1.53        .78        2.14       1.04       1.00       1.00       1.16
Cumulative gap ratio ......................       1.06       1.12       1.05        1.13       1.12       1.15       1.16

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

                                                                                                Year ended December 31,
                                                                                                -----------------------
                                                                                      2004                2003               2002
                                                                                      ----                ----               ----

Allowance for possible loan losses, beginning of year ...................           $727,971            $553,372           $384,320
Provision for loan losses ...............................................            197,010             173,574            182,842
Charge-offs .............................................................             (5,597)                  -            (13,790)
Recoveries ..............................................................                  -               1,025                  -
                                                                                    --------            --------           --------

Allowance for possible loan losses, end of year .........................           $919,384            $727,971           $553,372
                                                                                    ========            ========           ========


         See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Other Income

         Other income, which consists primarily of mortgage loan origination fees, service charges on deposit accounts, and other fee income, increased by $102,000 to approximately $719,000 in 2004 from $617,000 in 2003 and $472,000 in
2002. The increase in 2004 is primarily the result of increases in the number of deposit accounts and fees from the Bank's overdraft protection product. Growth in the mortgage loan origination department was responsible for the increase in fees from 2002 to 2003. However, mortgage origination volume in 2004 decreased after the unusually high level of refinancing activity in previous years slowed as a result of the stabilization of interest rates.

Other Expenses

         Other expenses, which consist primarily of salaries and employee benefits, occupancy, and data processing totaled $2.7 million for 2004, $2.5 million for 2003, and $2.1 million for the year ended December 31, 2002. Salaries and employee benefits rose to $1.5 million in 2004 from $1.4 million in 2003 and $1.2 million in 2002. The increases in each year were due to the hiring of additional staff to support the Bank's growth and annual salary increases. Net occupancy increased by 2.8% in 2004 to $439,000. This increase is due to price increases. These expenses increased $111,000 or 35.2% for the year ended December 31, 2003 as compared to 2002. This increase was largely a result of a full year of costs associated with the branch opened in August 2002. Data processing expense decreased by 10.6% in 2004 as compared to 2003 as a result of renegotiation of certain contractual arrangements. The increase of $27,000 or 20.2% to $159,000 for 2003 from $133,000 for 2002 was due to growth in the number of accounts processed under certain terms of the Bank's previous data processing contract. The Company's efficiency ratio which is measured as noninterest expense as a percentage of the sum of net interest income plus other income improved to 68% in 2004 compared to 78% in 2003 and 81% in 2002 as the Company's noninterest expenses were spread over a larger customer base.

Income Taxes

         For 2004 the Company recorded income tax expense of $389,000 compared to $183,000 in 2003 and $61,000 for 2002. The increases are due to increased profitability. The Bank accounts for income taxes under Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and pre-opening expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities

         Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of SFAS No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2004, 2003 and 2002, the Bank's investment portfolio comprised approximately 13.1%, 17.8%, and 28.2%, respectively, of total assets.

         The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2004 and 2003. Available-for-sale securities are stated at estimated fair value. Held-to-maturity securities are stated at amortized cost. Federal Reserve Bank and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost.

                   Investment Securities Portfolio Composition

                                                                December 31,
                                                                ------------
                                                             2004          2003
                                                             ----          ----
                                                          (Dollars in thousands)
Available for sale:
   U.S. Government Agencies ........................        $7,475        $8,463
   Mortgage-backed securities ......................           880           680
   Corporate bonds .................................           217           227
   Municipal bonds .................................           403             -
                                                           -------       -------
      Total available for sale .....................         8,975         9,370

Held to maturity
   U.S. Government Agencies ........................         3,714         5,222

Federal Reserve Bank stock .........................           210           210
Federal Home Loan Bank of Atlanta stock ............           322           250
                                                           -------       -------

Total ..............................................       $13,221       $15,052
                                                           =======       =======

         The following table presents contractual maturities and weighted average yields of securities at December 31, 2004 and 2003. Securities are presented at their carrying value.

              Investment Securities Portfolio Maturities and Yields

                                                                               December 31, 2004              December 31, 2003
                                                                               -----------------              -----------------
                                                                             Amount          Yield           Amount         Yield
                                                                             ------          -----           ------         -----
                                                                            (Dollars in thousands)          (Dollars in thousands)
Available for sale securities:
U.S. Government Agencies
     Within one year ...........................................           $   496            2.68%        $ 1,185          4.25%
     After one through five years ..............................             6,979            3.27%          5,000          3.07%
     After five through ten years ..............................                 -               -%          1,506          4.10%
     After ten years ...........................................                 -               -%            772          1.71%
FNMA Mortgage-backed securities (1) ............................               880            3.66%            680          4.08%
Corporate bonds
     Within one year ...........................................               217            7.05%              -             -%
     After one through five years ..............................                 -               -%            227          7.01%
Municipal bonds maturing in five to ten years ..................               403            4.54%              -             -%



Held to maturity securities:
U.S. Government Agencies
     After one through five years ..............................             3,714            4.65%          5,222          4.64%

Other securities
     No stated maturity ........................................               532            4.64%            460          4.78%
                                                                           -------                         -------
     Total .....................................................           $13,221            3.82%        $15,052          3.90%
                                                                           =======                         =======

(1) The FNMA Mortgage-backed security matures within 10 years on an amortizing basis.

     Securities classified as available-for-sale are recorded at fair market value. While several individual securities are in an unrealized loss position as of December 31, 2004, none of these securities has been in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

Loan Portfolio

         Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or in industries which management believes pose a material risk to the Bank, and there are no foreign loans. The Bank does have loans in certain broad categories that comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Those categories are as follows: real estate rental and leasing, construction, retail trade, professional, scientific and technical services, manufacturing, health care and social assistance, and other services.

         The amount of loans outstanding at December 31, 2004 and 2003 are shown in the following table according to type of loan:

                           Loan Portfolio Composition

                                                                                               December 31,
                                                                                               ------------
                                                                                 2004                                2003
                                                                                 ----                                ----
                                                                                          (Dollars in thousands)
                                                                                         % of                               % of
                                                                     Amount             Loans               Amount          Loans
                                                                     ------             -----               ------          -----
Commercial and industrial ................................         $ 13,355             17.8%              $11,242           18.9%
Real Estate - construction ...............................           16,011             21.3                12,018           20.2
Real Estate - mortgage
       1-4 family residential ............................           17,211             22.9                15,084           25.4
       Nonfarm, nonresidential ...........................           23,204             30.9                16,662           28.1
       Multifamily residential ...........................            2,517              3.3                 1,681            2.8
Consumer installment .....................................            2,860              3.8                 2,722            4.6
                                                                   --------            -----              --------          -----
         Total Loans .....................................           75,158            100.0%               59,409          100.0%
        Less allowance for loan losses ...................             (919)                                  (728)
                                                                   --------                                -------
         Net Loans .......................................         $ 74,239                                $58,681
                                                                   ========                                =======

Maturity Distribution of Loans

         The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2004, as well as the type of interest requirement on such loans.

                         Maturity Distribution on Loans

                                                                                                December 31, 2004
                                                                                                -----------------
                                                                                              (Dollars in Thousands)
                                                                              1 Year           1-5           5 Years
                                                                             or Less          Years          or More          Total
                                                                             -------          -----          -------          -----

Commercial and industrial ..........................................         $11,013         $ 2,342         $     -         $13,355
Real Estate-construction ...........................................          14,448           1,359             204          16,011
Real Estate-mortgage ...............................................          29,621          11,496           1,815          42,932
Consumer installment ...............................................           2,120             715              25           2,860
                                                                             -------         -------         -------         -------
      Total ........................................................         $57,202         $15,912         $ 2,044         $75,158
                                                                             =======         =======         =======         =======

Predetermined rate, maturity greater than one year .................         $     -         $15,004         $ 1,130         $16,134

Variable rate, maturity greater than one year ......................         $     -         $22,446         $   481         $59,024

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

         Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. At December 31, 2004 and 2003, the Bank had no nonaccrual loans or loans 90 days or more past due and no restructured loans.

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

Potential Problem Loans

         Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. There were no loans determined by management to be potential problem loans at December 31, 2004.

Allowance for Loan Losses

         The allowance for loan losses is increased by direct charges to operating expense. Losses on loans will be charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management will take into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2004.

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

                         Summary of Loan Loss Experience

                                                                                                         Year Ended December 31,
                                                                                                       2004                  2003
                                                                                                       ----                  ----
                                                                                                         (Dollars in thousands)

Total loans outstanding at end of period,
      net of deferred net loan fees ....................................................             $75,158               $59,409
Average amount of loans outstanding ....................................................             $65,128               $49,296

Balance of allowance for loan losses-beginning .........................................             $   728               $   553
Loans charged-off
      Real estate mortgage .............................................................                   4                     -
      Consumer installment .............................................................                   2                     -
                                                                                                     -------               -------
      Total charge-offs ................................................................                   6                     -
Recoveries of loans previously charged-off
      Consumer installment .............................................................                   -                     1
                                                                                                     -------               -------
      Total recoveries .................................................................                   -                     1
                                                                                                     -------               -------
Net (charge-offs) recoveries ...........................................................                  (6)                    1
                                                                                                     -------               -------
Additions to allowance charged to expense ..............................................                 197                   174
                                                                                                     -------               -------
Balance of allowance for loan losses-ending ............................................             $   919               $   728
                                                                                                     =======               =======
Ratios
      Net (charge-offs) recoveries to average loans outstanding ........................               <(.01%)                <.01%
      Net (charge-offs) recoveries to loans at end of period ...........................               <(.01%)                <.01%
      Allowance for loan losses to average loans .......................................                1.41%                 1.48%
      Allowance for loan losses to loans at end of period ..............................                1.22%                 1.23%
      Net (charge-offs) recoveries to allowance for loan losses ........................                (.60%)                 .14%
      Net (charge-offs) recoveries to provision for loan losses ........................               (2.84%)                 .57%

         The following table presents the allocation of the allowance for loan losses at the end of the years ended December 31, 2004 and 2003, compared with the percent of loans in the applicable categories to total loans. The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories.

                     Allocation of Allowance for Loan Losses

                                                                                        Year Ended December 31,
                                                                                        -----------------------
                                                                                2004                                2003
                                                                                ----                                ----
                                                                                          % of                                 % of
                                                                     Amount               Loans           Amount              Loans
                                                                     ------               -----           ------              -----
                                                                                           (Dollars in thousands)
Commercial and industrial ..............................              $163                17.8%            $138                18.9%
Real Estate - construction .............................               196                21.3%             147                20.2%
Real Estate - mortgage .................................               525                57.1%             410                56.3%
Consumer installment ...................................                35                 3.8%              33                 4.6%
                                                                      ----               -----             ----               -----
      Total ............................................              $919               100.0%            $728               100.0%
                                                                      ====               =====             ====               =====

Real Estate Owned

         The Bank had no real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2004. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.


Deposits

         The amounts and percentage composition of deposits held by the Bank as of December 31, 2004 and 2003 are summarized below:

                               Deposit Composition

                                                                                                December 31,
                                                                                                ------------
                                                                                   2004                             2003
                                                                                   ----                             ----
                                                                                            (Dollars in thousands)
                                                                                            % of                             % of
                                                                          Amount          Deposits          Amount          Deposits
                                                                          ------          --------          ------          --------

Noninterest bearing demand ...................................           $ 9,405            11.4%         $ 9,202              14.1%
Interest bearing transaction accounts ........................            13,416            16.3            9,999              15.3
Savings ......................................................             4,006             4.9            3,764               5.8
Money market .................................................            15,373            18.6           11,425              17.5
Time deposits $100,000 and over ..............................            17,012            20.6           11,802              18.1
Other time deposits ..........................................            23,307            28.2           19,094              29.2
                                                                         -------           -----          -------             -----
    Total deposits ...........................................           $82,519           100.0%         $65,286             100.0%
                                                                         =======           =====          =======             =====


         The average amounts of and average rate paid on deposits held by the Bank for the years ended December 31, 2004 and 2003, are summarized below:

                                Average Deposits

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                             2004                              2003
                                                                             ----                              ----
                                                                   Amount            Rate            Amount              Rate
                                                                   ------            ----            ------              ----
                                                                                    (Dollars in thousands)

Noninterest bearing demand .............................          $ 8,652               -%          $ 7,847                 -%
Interest bearing transaction accounts ..................           11,833            1.01%            8,488              1.07%
Savings and money market ...............................           15,829            1.02%           13,320              1.21%
Time deposits $100,000 and over ........................           13,707            2.73%           11,750              2.94%
Other time deposits ....................................           20,849            2.50%           18,851              2.83%
                                                                  -------                           -------
      Total average deposits ...........................          $70,870                           $60,256
                                                                  =======                           =======

         As of December 31, 2004, the Bank held $17.0 million of time deposits of $100,000 or more with $643,000 maturing within three months, $968,000 maturing over three through six months, $3.9 million maturing over six through twelve months, and $11.5 million maturing over twelve months. The vast majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business. While most of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Time deposits $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Return on Equity and Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2004 and 2003.

                                                2004                2003
                                                ----                ----

Return on assets .........................      .75%                 .48%
Return on equity .........................     7.89%                4.45%
Dividend payout ratio ....................        -%                   -%
Equity to assets ratio ...................     9.54%               10.86%

         The return on assets and equity improved in 2004 due largely to growth in the Company's customer base

         During 2005, the Bank's plan of operation is to attract new deposit and loan customers, to increase the ratio of services per customer and the account profitability of the Bank's current customers, and to expand the Bank's geographic footprint. Deposit accounts will be sought from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. The Bank has added a number of new deposit account products and services for 2005. These products are expected to broaden the customer base and increase the profitability of existing accounts. Loan business will be sought by offering competitive rates and terms to creditworthy customers. Management will emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank's principal marketing tools.

Customer Repurchase Agreements

         Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $5.5 million and $5.8 million at December 31, 2004 and 2003, respectively. U. S. Government securities with an amortized cost of $6.5 million and $7.3 million (fair value of $6.5 million and $7.4 million) were used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2004 and 2003, respectively. The majority of these accounts pay interest on a floating rate basis.

Liquidity

         Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 65.1% of total assets at December 31, 2004.

         Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank had over $7.1 million in cash and liquid assets at December 31, 2004. The Bank has $4.4 million available through lines of credit with other banks and a line with the Federal Home Loan Bank of Atlanta ("FHLB") as additional sources of liquidity funding. The line with the FHLB is equal to 10% of assets provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. The lines with the other banks are for short-term use only and are unsecured. As of December 31, 2004, the Bank had $3.4 million at various fixed rates of interest, maturing at various dates through 2013 borrowed from the FHLB. The highest balance at any month end was $5.0 million. The average balance for 2004 was $2.5 million. The average rate paid on the borrowings for 2004 was 1.88%. The weighted average interest rate as of December 31, 2004 was 3.40%. At December 31, 2004 approximately $6.6 million of additional funds were available under the FHLB line. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

         Subsequent to December 31, 2004, the Bank signed a contract with a design-build firm to build a new branch location. The Bank expects to spend a total of $1.0 million to construct the branch, including land purchased in 2004 and included in the accompanying Consolidated Balance Sheet.

Off-Balance Sheet Risk

         The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2004, the Bank had issued commitments to extend credit of $14.9 million through various types of lending arrangements. Of these commitments, $11.3 million are at variable rates and $9.8 million of the total expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time.

         In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $464,000 at December 31, 2004. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

         Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2004. The Company is in the first year of a five-year contract with a data processing service. The annual costs are approximately $109,200. Refer to notes 10 and 14 to the Company's consolidated financial statements for discussions on commitments and contingencies and financial instruments with off balance sheet risk.

Capital Resources

         At December 31, 2004, shareholders' equity increased from the balance at December 31, 2003 by approximately $611,000. Total shareholders' equity at December 31, 2004 was $8.8 million compared to $8.2 million as of December 31, 2003. The increase is a result of net income of $664,000 partially offset by an unrealized loss on investment securities and cash paid in lieu of fractional shares as a result of a stock dividend paid in 2004. The Company does not expect be required to raise additional capital in 2005 if growth occurs in line with current expectations. However, if market conditions allow for growth faster than projected, the Company may need to raise additional capital in 2005.

         The Company made capital expenditures for bank premises and furniture and equipment in 2004 totaling approximately $524,000. It expects to make additional such expenditures in 2005 of approximately $700,000 in order to construct a new branch location. Such expenditures were made, or are expected to be made, from cash on hand.

         The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. The Bank's regulatory capital requirements and positions are summarized in note 18 to the consolidated financial statements. Because the Company's total assets are less than $150 million, the Company's capital adequacy is measured by the Bank's capital adequacy.

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

Market for Common Equity and Related Stockholder Matters

         Although the common stock of the Company may be traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the foreseeable future. The common stock is not listed on any exchange nor is it traded on the NASDAQ National Market System, nor are there any market makers known to management. During the past calendar year, management was aware of a number of transactions in which the Company's common stock traded between $12.50 per share and $13.00 per share. However, management has not ascertained that these transactions were the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

         As of March 1, 2005, there were approximately 501 holders of record of the Company's common stock, excluding individual participants in security position listings.

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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina


         We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and Subsidiary (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cornerstone Bancorp and Subsidiary at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004, in conformity with United States generally accepted accounting principles.




                                                          /s/ Elliott Davis, LLC


Greenville, South Carolina
February 11, 2005

                       CORNERSTONE BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                             December 31,
                                                                                                             ------------
                                                                                                      2004                  2003
                                                                                                      ----                  ----
ASSETS

Cash and due from banks .............................................................           $  3,008,847             $ 2,575,157

Federal funds sold ..................................................................              4,130,595               3,158,508

Investment securities
     Available-for-sale .............................................................              8,975,528               9,369,873
     Held-to-maturity (Fair value $3,812,437 in 2004 and
        $5,455,080 in 2003) .........................................................              3,713,645               5,222,430
     Other investments ..............................................................                532,100                 460,000

Loans, net ..........................................................................             74,238,769              58,681,134

Property and equipment, net .........................................................              3,778,983               3,474,852

Cash surrender value of life insurance policies .....................................              1,515,172               1,088,338

Other assets ........................................................................                738,480                 509,322
                                                                                                ------------             -----------
         Total assets ...............................................................           $100,632,119             $84,539,614
                                                                                                ============             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
     Deposits
         Noninterest bearing ........................................................             $9,405,079             $ 9,202,362
         Interest bearing ...........................................................             73,113,865              56,083,857
                                                                                                ------------             -----------
         Total deposits .............................................................             82,518,944              65,286,219
     Customer repurchase agreements .................................................              5,483,993               5,772,192
     Borrowings from Federal Home Loan Bank of Atlanta ..............................              3,400,000               5,000,000
     Other liabilities ..............................................................                451,722                 314,551
                                                                                                ------------             -----------

         Total liabilities ..........................................................             91,854,659              76,372,962

Commitments and contingencies -Notes 10 and 14

Shareholders' equity
     Preferred stock, 10,000 shares authorized, no shares issued ....................                      -                       -
     Common stock, no par value, 20,000,000 shares authorized,
          1,064,656 and 967,968 shares issued at December 31,
          2004 and 2003, respectively ...............................................              8,253,812               7,984,608
     Retained earnings ..............................................................                543,807                 150,314
     Accumulated other comprehensive income (loss) ..................................                (20,159)                 31,730
                                                                                                ------------             -----------

         Total shareholders' equity .................................................              8,777,460               8,166,652
                                                                                                ------------             -----------
         Total liabilities and shareholders' equity .................................           $100,632,119             $84,539,614
                                                                                                ============             ===========


The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                                                 Year ended December 31,
                                                                                                 -----------------------
                                                                                       2004               2003               2002
                                                                                       ----               ----               ----
INTEREST INCOME
     Loans and fees on loans ..............................................         $3,990,474         $3,166,185         $2,612,517
     Investment securities ................................................            493,578            585,729            588,495
     Federal funds sold and other interest income .........................             47,618             49,158             92,278
                                                                                    ----------         ----------         ----------

         Total interest income ............................................          4,531,670          3,801,072          3,293,290

INTEREST EXPENSE
     Deposits and repurchase agreements ...................................          1,242,390          1,194,143          1,212,673
     Federal Home Loan Bank advances and federal funds sold ...............             48,253              2,259                  -
                                                                                                       ----------         ----------

         Total interest expense ...........................................          1,290,643          1,196,402          1,212,673
                                                                                    ----------         ----------         ----------

         Net interest income ..............................................          3,241,027          2,604,670          2,080,617

    Provision for possible loan losses ....................................            197,010            173,574            182,842
                                                                                    ----------         ----------         ----------

         Net interest income after provision for
            loan losses ...................................................          3,044,017          2,431,096          1,897,775

NONINTEREST INCOME
     Mortgage loan origination fees .......................................            289,962            366,433            257,955
     Service fees on deposit accounts .....................................            383,125            223,303            179,378
     Gain on sale of security .............................................              5,230                  -                  -
     Other ................................................................             40,958             27,258             34,675
                                                                                    ----------         ----------         ----------

        Total noninterest income ..........................................            719,275            616,994            472,008
                                                                                    ----------         ----------         ----------

NONINTEREST EXPENSES
     Salaries and benefits ................................................          1,520,890          1,430,947          1,161,063
     Advertising ..........................................................             54,332             34,241             27,992
     Supplies .............................................................             65,402             85,012             80,146
     Data processing ......................................................            142,523            159,404            132,636
     Occupancy and equipment ..............................................            438,848            426,677            315,658
     Professional fees ....................................................             95,790             79,184             71,603
     Directors fees .......................................................             58,100             50,050             37,750
     Deposit charge-offs ..................................................             65,999              9,421              5,205
     Other operating ......................................................            268,453            233,688            229,945
                                                                                    ----------         ----------         ----------

         Total noninterest expenses .......................................          2,710,337          2,508,624          2,061,998
                                                                                    ----------         ----------         ----------

         Income before income taxes .......................................          1,052,955            539,466            307,785

    Income tax provision ..................................................            388,898            183,418             60,500
                                                                                    ----------         ----------         ----------
         Net income .......................................................         $  664,057         $  356,048         $  247,285
                                                                                    ==========         ==========         ==========

EARNINGS  PER COMMON SHARE
    Basic .................................................................         $      .62         $      .33         $      .23
    Diluted ...............................................................         $      .61         $      .33         $      .23

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
    Basic .................................................................          1,064,656          1,064,656          1,064,656
    Diluted ...............................................................          1,086,254          1,081,172          1,075,278


The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                                                                                         Accumulated
                                                              Common stock              Retained            other           Total
                                                              ------------              earnings       comprehensive   shareholders'
                                                         Shares         Amount          (deficit)       income (loss)      equity
                                                         ------         ------          ---------       -------------      ------


Balance, December 31, 2001 ....................         800,000       $7,985,000        $(453,019)        $ 82,982       $7,614,963
                                                                                                                         ----------
   Net income .................................               -                -          247,285                -          247,285
   Other comprehensive income, net
     of income taxes:
   Unrealized loss on investment securities ...               -                -                -           (2,036)          (2,036)
                                                                                                                         ----------
   Comprehensive income .......................                                                                             245,249
   Stock dividend (10%), net of cash
     in lieu of fractional shares .............          79,994              (75)               -                -              (75)
                                                      ---------       ----------        ---------        ---------       ----------

Balance, December 31, 2002 ....................         879,994        7,984,925         (205,734)          80,946        7,860,137
                                                                                                                         ----------
Net income ....................................               -                -          356,048                -          356,048
   Other comprehensive income, net
     of income taxes:
   Unrealized loss on investment securities ...               -                -                -          (49,216)         (49,216)
                                                                                                                         ----------
   Comprehensive income .......................                                                                             306,832
   Stock dividend (10%), net of
     cash in lieu of fractional shares ........          87,974             (317)               -                -             (317)
                                                      ---------       ----------        ---------         --------       ----------

 Balance, December 31, 2003 ...................         967,968       $7,984,608        $ 150,314         $ 31,730       $8,166,652
                                                                                                                         ----------
Net income ....................................                                           664,057                           664,057
   Other comprehensive income, net
     of income taxes:
   Unrealized loss on investment securities ...                                                            (51,889)         (51,889)
                                                                                                                         ----------
   Comprehensive income .......................                                                                             612,168

   Stock dividend (10%), net of
     cash in lieu of fractional shares ........          96,688          269,204         (270,564)                           (1,360)
                                                      ---------       ----------        ---------         --------       ----------

Balance, December 31, 2004 ....................       1,064,656       $8,253,812        $ 543,807         $(20,159)      $8,777,460
                                                      =========       ==========        =========         ========       ==========













The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  Year ended December 31,
                                                                                                  -----------------------
                                                                                       2004               2003                 2002
                                                                                       ----               ----                 ----
Operating Activities
     Net income ...........................................................      $    664,057       $    356,048       $    247,285
     Adjustments to reconcile net income to net cash
         provided by operating activities
        Depreciation and net amortization .................................           233,714            281,036            244,632
        Deferred income tax provision (benefit) ...........................           (72,500)           (39,200)            20,571
        Provision for possible loan losses ................................           197,010            173,574            182,842
        (Gain) loss on sale of property and equipment .....................            (1,255)             2,191                  -
        Gain on sale of securities ........................................            (5,230)                 -                  -
        (Increase) decrease in other assets ...............................           (34,709)            72,422            (43,742)
        Increase (decrease) in other liabilities ..........................            36,302            191,565             (9,469)
                                                                                 ------------       ------------       ------------

           Net cash provided by operating activities ......................         1,017,389          1,037,636            642,119
                                                                                 ------------       ------------       ------------

Investing Activities
     Increase in federal funds sold .......................................          (972,087)        (2,153,508)           (35,000)
     Proceeds from maturities and principal paydowns of
        investment securities .............................................         6,972,660         11,381,446         10,043,430
     Proceeds from sales of securities ....................................           708,422                  -                  -
     Purchase of investment securities ....................................        (5,872,451)        (7,501,000)       (15,937,498)
     Purchase of Federal Home Loan Bank of Atlanta stock, net .............           (72,100)          (280,000)                 -
     Purchase of life insurance policies ..................................          (421,183)        (1,088,338)                 -
     Increase in loans, net ...............................................       (15,754,645)       (17,707,978)       (10,241,025)
     Proceeds from sale of property and equipment .........................             8,299              2,500                  -
     Purchase of property and equipment ...................................          (523,780)           (87,660)        (1,005,292)
                                                                                 ------------       ------------       ------------

           Net cash used for investing activities .........................       (15,926,865)       (17,434,538)       (17,175,385)
                                                                                 ------------       ------------       ------------

Financing Activities
     Net increase in deposits .............................................        17,232,725         11,578,697         13,797,838
     Net increase (decrease) in customer repurchase agreements ............          (288,199)           789,471          1,689,761
     Borrowings from Federal Home Loan Bank of Atlanta ....................         3,400,000          5,000,000                  -
     Repayments to Federal Home Loan Bank of Atlanta ......................        (5,000,000)                 -                  -
     Cash paid in lieu of fractional shares ...............................            (1,360)              (317)               (75)
                                                                                 ------------       ------------       ------------

           Net cash provided by financing activities ......................        15,343,166         17,367,851         15,487,524
                                                                                 ------------       ------------       ------------

           Net increase (decrease) in cash and cash equivalents ...........           433,690            970,949         (1,045,742)

Cash and due from banks, beginning of year ................................         2,575,157          1,604,208          2,649,950
                                                                                 ------------       ------------       ------------

Cash and due from banks, end of year ......................................      $  3,008,847       $  2,575,157       $  1,604,208
                                                                                 ============       ============       ============

Cash paid for:
     Interest .............................................................       $ 1,246,900       $  1,193,619       $  1,251,165
                                                                                 ============       ============       ============

     Income taxes .........................................................      $    388,991       $     42,679       $      2,740
                                                                                 ============       ============       ============

The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

         Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company obtained regulatory approval to acquire the Bank and opened the Bank for business on September 15, 1999, with a total capitalization of $6 million. The Bank opened a branch location in Greenville, South Carolina in 2002. The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency ("OCC") and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Board of Governors of the Federal Reserve ("FRB") and to limited regulation by the South Carolina State Board of Financial Institutions.

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

   Concentrations of credit risk
     The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. As of December 31, 2004, the Bank has concentrations of credit in real estate rental and leasing, construction, retail trade, professional, scientific and technical services, manufacturing, health care and social assistance, and other services, which by category comprise over 25 percent of Tier 1 Capital adjusted for the allowance for loan losses.

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


                                                                     (Continued)

     Other investments include the Bank's stock investments in the FRB and the Federal Home Loan Bank of Atlanta ("FHLB"). The Bank, as a member institution, is required to own certain stock investments in the FRB and FHLB. The stock is generally pledged against any borrowings from the FRB and FHLB. No ready market exists for the stock and it has no quoted market value. However, redemption of these stock investments has historically been at par value.

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

   Allowance for possible loan losses
     The Company provides for loan losses using the allowance method. Loans that are determined to be uncollectible are charged against the allowance. Provisions for possible loan losses and recoveries on loans previously charged off are added to the allowance. The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, delinquency trends, and prevailing and anticipated economic conditions. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is also subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

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

   Earnings per common share
     Basic earnings per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per common share. As of December 31, 2004 there were 21,598 common stock equivalents, all of which were related to options issued by the Company. The Company declared 10 percent stock dividends to shareholders of record as of May 11, 2004, March 17, 2003 and April 30, 2002. All per share amounts have been restated to reflect these transactions.

   Statement of cash flows
     For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks". Cash and due from banks have an original maturity of three months or less. Federal funds sold are reported separately due to the materiality of balances from time to time.

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

      The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

          Cash and due from banks - The carrying amounts of cash and due from banks approximate their fair value.

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

Stock Based Compensation
     The Company has issued stock options to certain directors who were organizers of and the Company and the Bank, and also has a stock-based director and employee compensation plan (the "2003 Plan") as further described in Note 16. The Company accounts for stock options under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based compensation cost is reflected in net income, as all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Under the 2003 Plan, 18,000 options were granted during 2004. Subsequent to the grant date, a 10% stock dividend was declared, which converted the number of options granted to 19,800 and decreased the exercise price by 10% as well. See Note 16 for additional information.






                                                                     (Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based compensation.

                                                                                                    Year ended December 31,
                                                                                                    -----------------------
                                                                                          2004              2003             2002
                                                                                          ----              ----             ----
Net income:
As reported ..................................................................          $664,057          $356,048          $247,285
Deduct:  Total stock-based compensation expense determined
under fair value based method for all awards,  net of related tax
effects ......................................................................             5,844                 -                 -
                                                                                        --------          --------          --------
Pro forma ....................................................................          $658,213          $356,048          $247,285
                                                                                        ========          ========          ========

Basic earnings per common share
As reported ..................................................................          $    .62          $    .33          $    .23
Pro forma ....................................................................          $    .62          $    .33          $    .23

Diluted earnings per common share
As reported ..................................................................          $    .61          $    .33          $    .23
Pro forma ....................................................................          $    .61          $    .33          $    .23

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used was 4.15 percent, which was the 10 Year Constant Maturity Rate on US Treasury Securities during the month in which the options were granted. The assumed dividend rate was zero and the expected option life was 10 years. Volatility is difficult to measure accurately due to the low volume of trading of the Company's stock. The above estimates were calculated assuming 6% volatility.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Accordingly, the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position ("FSP"), FSP EITF 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1." The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company's financial position or results of operations.

                                                                     (Continued)

     In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan commitments," to inform registrants of the Staff's view that the fair value of recorded loan commitments should not take into consideration the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company's financial condition or results of operations.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective for the Company beginning as of the first interim or annual reporting period beginning after December 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The effect of the adoption, if any, will be measured and recognized in the statement of operations on the date of adoption.

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


NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the FRB. At December 31, 2004 and 2003 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

         When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2004 and 2003 federal funds sold amounted to $4,130,595 and $3,158,508 respectively.

NOTE 4 - INVESTMENT SECURITIES

         The   amortized   cost  and  fair   value  of   investment   securities
available-for-sale are as follows:

                                                                                             December 31, 2004
                                                                                             -----------------
                                                                                              Gross unrealized
                                                                        Amortized             ----------------              Fair
                                                                           cost            Gains           Losses           value
                                                                           ----            -----           ------           -----
Federal agencies ...............................................       $7,500,000       $    5,156       $   29,687       $7,475,469
Mortgage-backed securities .....................................          886,633            4,313           11,342          879,604
Corporate bonds ................................................          215,198            2,126                -          217,324
Municipal bonds ................................................          404,241              980            2,090          403,131
                                                                       ----------       ----------       ----------       ----------
        Total investment securities available-for-sale .........       $9,006,072       $   12,575       $   43,119       $8,975,528
                                                                       ==========       ==========       ==========       ==========

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
                                                                       ==========       ==========       ==========       ==========

         While eight individual U.S. Government agency bonds, one municipal bond and one U.S. government agency mortgage-backed security are in an unrealized loss position as of December 31, 2004, none of these securities has been in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

         The   amortized   cost  and  fair   value  of   investment   securities
held-to-maturity as of December 31, 2004 and 2003 are summarized in the table below.

                                                                                             December 31, 2004
                                                                                             -----------------
                                                                                              Gross unrealized
                                                                        Amortized             ----------------              Fair
                                                                           cost            Gains           Losses           value
                                                                           ----            -----           ------           -----
Federal agencies held-to-maturity ..............................       $3,713,645       $   98,792       $        -       $3,812,437
                                                                       ==========       ==========       ==========       ==========

                                                                                             December 31, 2003
                                                                                             -----------------
                                                                                              Gross unrealized
                                                                        Amortized             ----------------              Fair
                                                                           cost            Gains           Losses           value
                                                                           ----            -----           ------           -----
Federal agencies held-to-maturity ..............................       $5,222,430       $  232,650       $        -       $5,455,080
                                                                       ==========       ==========       ==========       ==========


         The Bank, as a member institution, is required to own stock in the FRB and the FHLB. These stocks are included in the accompanying Consolidated Balance Sheets under the caption "Other investments". No ready market exists for these stock investments and they have no quoted market value. However, redemption of these stocks has historically been at par value.
                                                                     (Continued)

         The amortized cost and fair value of securities at December 31, 2004, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                           December 31, 2004
                                                                                                           -----------------
                                                                                                     Amortized              Fair
                                                                                                       Cost                 Value
                                                                                                       ----                 -----
Within one year ......................................................................            $   715,198            $   713,261
Due after one through five years .....................................................             10,713,645             10,791,969
Due after five through ten years .....................................................              1,290,874              1,282,735
Federal Reserve and Federal Home Loan Bank stock (no maturity) .......................                532,100                532,100
                                                                                                  -----------            -----------

    Total investment securities ......................................................            $13,251,817            $13,320,065
                                                                                                  ===========            ===========

         At December 31, 2004 and 2003, securities with a fair value of $ 9,259,147 and $9,109,898, respectively, were pledged to collateralize public deposits, sweep accounts, and repurchase agreements.

NOTE 5 - LOANS

         The composition of net loans by major loan category is presented below.

                                                                                                          December 31,
                                                                                                          ------------
                                                                                                 2004                        2003
                                                                                                 ----                        ----
Commercial .................................................................                 $13,355,098                 $11,242,095
Real estate - construction .................................................                  16,011,109                  12,018,222
Real estate - mortgage .....................................................                  42,932,263                  33,427,094
Consumer ...................................................................                   2,859,683                   2,721,694
                                                                                             -----------                 -----------

Loans, gross ...............................................................                  75,158,153                  59,409,105

Less allowance for possible loan losses ....................................                     919,384                     727,971
                                                                                             -----------                 -----------

Loans, net .................................................................                 $74,238,769                 $58,681,134
                                                                                             ===========

         At December 31, 2004 and 2003 there were no nonaccruing or impaired loans. Activity in the allowance for possible loan losses for the years ended December 31, 2004, 2003, and 2002 is summarized in the table below.

                                                                                                 Year ended December 31,
                                                                                                 -----------------------
                                                                                      2004                2003               2002
                                                                                      ----                ----               ----
Allowance for possible loan losses, beginning of year ...................          $ 727,971           $ 553,372          $ 384,320
Provision for loan losses ...............................................            197,010             173,574            182,842
Charge-offs .............................................................             (5,597)                  -            (13,790)
Recoveries ..............................................................                  -               1,025                  -
                                                                                   ---------           ---------          ---------

Allowance for possible loan losses, end of year .........................          $ 919,384           $ 727,971          $ 553,372
                                                                                   =========           =========          =========

         As of December 31, 2004, approximately $46.7 million or 62.1% of total gross loans were variable rate loans. As of December 31, 2004, the FHLB held a lien on loans identified by the Bank to the FHLB as eligible collateral for borrowings.

NOTE 6 - PROPERTY AND EQUIPMENT

         Components of property and equipment included in the balance sheet are as follows:

                                                             December 31,
                                                             ------------
                                                        2004              2003
                                                        ----              ----
Land and improvements ........................       $1,419,662       $1,066,952
Bank premises ................................        2,165,975        2,063,345
Furniture, equipment and software ............          907,805          869,424
Vehicles .....................................           66,065           60,869
                                                     ----------       ----------
                                                      4,559,507        4,060,590
Accumulated depreciation .....................          780,524          585,738
                                                     ----------       ----------

    Total property and equipment .............       $3,778,983       $3,474,852
                                                     ==========       ==========

         See Note 10 for a discussion of commitments related to the construction of a branch in 2005.

         Depreciation expense for the years ended December 31, 2004, 2003, and 2002 amounted to $212,605, $203,841, and $170,829, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

     Type of Asset                   Life in Years        Depreciation Method
-----------------------------      -----------------     ---------------------
Furniture, equipment and software       3 to 7             Straight-line
Improvements                            5 to 40            Straight-line
Vehicles                                5                  Straight-line


NOTE 7 - DEPOSITS

         The following is a detail of the deposit accounts as of:

                                                             December 31,
                                                             ------------
                                                      2004                2003
                                                      ----                ----

Noninterest bearing ......................        $ 9,405,078        $ 9,202,362
Interest bearing:
     NOW accounts ........................         13,416,502          9,999,335
     Money market accounts ...............         15,372,975         11,424,959
     Savings .............................          4,005,567          3,763,669
     Time,less than $100,000 .............         23,306,873         19,093,476
     Time, $100,000 and over .............         17,011,949         11,802,418
                                                  -----------        -----------

     Total deposits ......................        $82,518,944        $65,286,219
                                                  ===========        ===========

         Interest expense on time deposits greater than $100,000 was $374,435 in 2004, $345,564 in 2003, and $324,001 in 2002.

         At December 31, 2004 the scheduled maturities of certificates of deposit are as follows:

         2005                                         $17,048,739
         2006                                           8,391,862
         2007                                           6,745,776
         2008                                           5,198,313
         2009                                           2,934,132
                                                      -----------
                                                      $40,318,822
                                                      ===========

NOTE 8 - CUSTOMER REPURCHASE AGREEMENTS

         Customer repurchase agreements consist of the following:

                                                             December 31,
                                                             ------------
                                                        2004             2003
                                                        ----             ----
Sweep accounts .............................        $4,483,993        $4,772,192
Retail repurchase agreements ...............         1,000,000         1,000,000
                                                    ----------        ----------
                                                    $5,483,993        $5,772,192
                                                    ==========        ==========


         The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2004, the Bank had one retail repurchase agreement that matures in April, 2005.
U. S. Government securities with an amortized cost of $6,509,823 and $7,276,027 (fair value of $6,547,000 and $7,437,547) were used as collateral for the sweep accounts and repurchase agreements, at December 31, 2004 and 2003, respectively.


NOTE 9 -BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

         At December 31, 2004, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank's assets. Funds borrowed from the FHLB are collateralized by a blanket lien on loans. At December 31, 2004 the Bank had advances outstanding as follows:

        Amount       Interest Rate      Maturity Date             Terms
        ------       -------------      -------------             -----
      $1,500,000         2.91%          10/20/2006              Fixed rate
       1,500,000         3.60           10/20/2008              Fixed rate
         400,000         4.49           12/01/2013        Fixed rate, amortizing
      ----------
      $3,400,000
      ==========

         The highest balance as of any month end for borrowings from the FHLB was $5.0 million. The average rate paid on the advances during the year was 1.88%. The average balance of FHLB advances for 2004 was $2.5 million.

         At December 31, 2003, the Company had overnight borrowings of $5.0 million from the FHLB. The Company borrowed for the first time from the FHLB in December 2003. Therefore, the highest balance outstanding at any month end was $5.0 million. The average balance for the only month of 2003 during which an advance was outstanding was $1.6 million. The average interest rate paid on advances in 2003 was 1.46%.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

         The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2004, there was no litigation pending.

         The Company has approximately five years remaining on its contract with a data processing service. Monthly costs are currently approximately $9,100.

         Subsequent to December 31, 2004, the Bank signed a contract with a design-build firm to build a new branch location. The Bank expects to spend a total of $1.0 million for the branch, including the cost of construction and of land purchased in 2004. The purchase price of the land is included in the accompanying Consolidated Balance Sheet.

         From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2004 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

         Refer to Note 14 concerning financial instruments with off balance sheet risk.

NOTE 11 - UNUSED LINES OF CREDIT

         At December 31, 2004, the Bank had unused lines of credit to purchase federal funds totaling $4,350,000 from unrelated banks. These lines of credit are available on a one to fourteen-day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option.


NOTE 12 - INCOME TAXES

         The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                  2004                      2003                        2002
                                                                  ----                      ----                        ----

Tax expense at statutory rate .......................    $357,800          34%       $183,400        34%        $104,650        34%
Increase (decrease) in taxes resulting from:
     Valuation allowance adjustment .................           -           -               -         -          (52,641)      (17)
     State income taxes, net of federal
     benefit ........................................      20,800           2          10,600         2            8,491         3
     Other ..........................................      10,298           1         (10,582)       (2)               -         -
                                                         --------          --        --------        --        ---------        --
Income tax provision ................................    $388,898          37%       $183,418        34%         $60,500        20%
                                                         ========          ==        ========        ==        =========        ==

         The income tax effect of cumulative temporary differences at December 31, are as follows:

                                                                                                      2004                   2003
                                                                                                      ----                   ----

Deferred tax asset:
        Allowance for loan losses ....................................................              $311,000               $243,000
        Unrealized net gains on securities available for sale ........................                10,400                (16,300)
        Depreciation .................................................................              (107,000)              (111,500)

                                                                                                   ---------              ---------
               Net deferred tax assets ...............................................              $214,400               $115,200
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

         The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

                                                                                                    Year ended
                                                                                                   December 31,
                                                                                                   ------------
                                                                                  2004                 2003                   2002
                                                                                  ----                 ----                   ----

Income taxes currently payable ....................................             $461,398              $222,618               $39,929

Deferred income tax provision (benefit) ...........................              (72,500)              (39,200)               20,571
                                                                                --------              --------               -------
        Income tax provision ......................................             $388,898              $183,418               $60,500
                                                                                ========              ========               =======

NOTE 13 - RELATED PARTY TRANSACTIONS

         Certain directors, executive officers and companies with which they are affiliated, are customers of and have loan transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

         A  summary  of  loan  transactions  with  directors,   including  their
affiliates, and executive officers are as follows:

                                               Year ended December 31,
                                               -----------------------
                                           2004           2003            2002
                                           ----           ----            ----
Balance, beginning of year ........     $3,725,723     $1,461,682     $1,896,689
New loans or lines of credit ......      3,627,940      3,830,800        880,647
Less loan payments ................      2,876,671      1,566,759      1,315,654
                                        ----------     ----------     ----------
Balance, end of year ..............     $4,476,992     $3,725,723     $1,461,682
                                        ==========     ==========     ==========


         Deposits by directors, executive officers, and their related interests, at December 31, 2004 and 2003 were $1,538,693 and $1,647,139, respectively.


NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

         In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2004 and 2003, unfunded commitments to extend credit were $14,897,187 and $14,054,616, respectively, and outstanding letters of credit were $464,308 and $158,709, respectively. At December 31, 2004, the unfunded commitments consisted of $11.3 million at variable rates and approximately $3.6 million at fixed rates with $9.8 million expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing and were immaterial in 2004 and 2003.


NOTE 15 - EMPLOYEE BENEFIT PLAN

         The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2004, 2003, and 2002 amounted to $31,822, $29,831, and $25,142, respectively.

NOTE 16 - STOCK OPTION PLANS

         In 1999, the Board of Directors awarded options (the "Organizers' Options") to purchase 4,000 shares of the Company's common stock to each of the organizing directors of the Company and the Bank (an aggregate of 40,000 shares). These options had an exercise price of $10.00 per share and became exercisable in one-third increments each year beginning on December 14, 2000. The Organizers' Options expire ten years from the date of grant, unless they terminate sooner as a result of the holder ceasing to be a director. Pursuant to the option agreements, the total number of such options outstanding has been adjusted to 53,240, and the exercise price has been adjusted to $7.51 per share as a result of the stock dividends discussed in Note 17 below.

         In 2003, the Company's shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the "2003 Plan"), which reserved 125,000 shares of the Company's common stock for issuance upon exercise of options. Pursuant to the 2003 Plan, the number of shares reserved for issuance has been increased to 137,500 shares as a result of the 10% stock dividend declared in 2004, which is discussed in Note 17 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors or by a Committee of Directors designated by the Board at an exercise price equal to the fair market value of the Company's common stock on the date of grant. A summary of the activity in the plans is presented below:

                                                                              Year ended December 31,
                                                                              -----------------------
                                                            2004                         2003                         2002
                                                            ----                         ----                         ----
                                                                  Weighted                      Weighted                    Weighted
                                                                   average                       average                     average
                                                     Shares       exercise          Shares      exercise         Shares     exercise
                                                                    price                         price                      price
                                                    -------         -----           ------        -----          ------      -----

Outstanding at beginning of year ............        47,916        $ 7.51           51,465         7.51           53,240      7.51
Granted (1) .................................        19,800         11.36                -            -                -
Exercised ...................................             -             -                -            -                -
Forfeited or expired ........................             -             -           (3,549)        7.51           (1,775)     7.51
                                                    -------                        -------                        ------

Outstanding at end of year ..................        67,716        $ 8.64           47,916         7.51           51,465      7.51
                                                    =======                        =======                        ======

Options exercisable at end of year ..........        47,916          7.51           47,916         7.51           51,465
Shares available for grant ..................       117,700                        137,500                             -

(1) Options granted during 2004 vest over a three year period, with one third vesting on each anniversary of the grant date.

         As described in Note 17 below, the Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 11, 2004, March 17, 2003, and on April 30, 2002. The agreements relating to the Organizers' Options provide for proportionate adjustments in the number of shares subject to options and the exercise price of options in the event of stock dividends, stock splits and other similar stock transactions. Similarly, the 2003 Plan provides for proportionate adjustments in the number of shares reserved for issuance under the 2003 Plan, the number of shares subject to outstanding options and the exercise prices of outstanding options in the event of such transactions.


NOTE 17 - DIVIDENDS

         The Company has never paid cash dividends. The Company's ability to pay cash dividends is within the discretion of its Board of Directors, and is dependent on the Company's receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Furthermore, because of its current growth plans, the Company has no current plans to pay cash dividends even if it would be able to do so. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 11, 2004, March 17, 2003 and on April 30, 2002. After giving effect to these stock dividends, the total number of common shares outstanding as of December 31, 2004 is 1,064,656.

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 2004, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                             To be well capitalized
                                                                                          For capital        under prompt corrective
                                                                                       adequacy purposes        action provisions
                                                                                       -----------------        -----------------
                                                                    Actual                  Minimum                   Minimum
                                                                    ------                  -------                   -------
                                                             Amount        Ratio      Amount        Ratio       Amount         Ratio
                                                             ------        -----      ------        -----       ------         -----
                                                                                    (dollars in thousands)
As of December 31, 2004
   Total Capital (to risk weighted assets) .........        $8,850         11.1%      $6,395         8.0%      $7,994         10.0%
   Tier 1 Capital (to risk weighted assets) ........         7,930          9.9        3,198         4.0        4,797          6.0
   Tier 1 Capital (to average assets) ..............         7,930          8.4        3,778         4.0        4,723          5.0

As of December 31, 2003
   Total Capital (to risk weighted assets) .........        $7,959         12.2%      $5,236         8.0%      $6,545         10.0%
   Tier 1 Capital (to risk weighted assets) ........         7,231         11.1        2,618         4.0        3,927          6.0
   Tier 1 Capital (to average assets) ..............         7,231          9.0        3,201         4.0        4,001          5.0


The Company is also subject to capital adequacy guidelines established by the FRB, but for holding companies with total assets of $150 million or less, capital adequacy is measured by the Bank's capital adequacy.

NOTE 19 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of the Company's financial instruments were as follows:

                                                                                               December 31,
                                                                                               ------------
                                                                                    2004                             2003
                                                                                    ----                             ----
                                                                         Carrying         Fair            Carrying           Fair
                                                                          Amount          Value            Amount            Value
                                                                          ------          -----            ------            -----
FINANCIAL ASSETS
      Cash and due from banks ..................................       $3,008,847       $3,008,847       $2,575,157       $2,575,157
      Federal funds sold .......................................        4,130,595        4,130,595        3,158,508        3,158,508
      Investment securities ....................................       13,221,273       13,221,273       15,052,303       15,284,953
      Loans, gross .............................................       75,158,153       75,178,968       59,409,105       60,235,361
      Cash surrender value of life insurance policies ..........        1,515,172        1,515,172        1,088,338        1,088,338

FINANCIAL LIABILITIES
      Deposits .................................................       82,518,944       80,057,167       65,286,219       65,932,064
      Customer repurchase agreements ...........................        5,483,993        5,483,993        5,772,192        5,772,192
      Borrowings from Federal Home Loan Bank of Atlanta ........        3,400,000        3,366,174        5,000,000        5,000,000


NOTE 20 - PARENT COMPANY INFORMATION

         Following is condensed financial information of Cornerstone Bancorp (parent company only):

                                            CONDENSED BALANCE SHEETS

                                                                                                              December 31,
                                                                                                              ------------
                                                                                                       2004                  2003
                                                                                                       ----                  ----
ASSETS
     Cash and interest bearing deposits ..............................................             $  836,037             $  870,019
     Investment in subsidiary ........................................................              7,909,750              7,262,623
     Other assets ....................................................................                 40,000                 40,000
                                                                                                   ----------             ----------

                                 Total Assets ........................................             $8,785,787             $8,172,642
                                                                                                   ==========             ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Accrued expenses ................................................................             $    8,327             $    5,990
     Shareholders' equity ............................................................              8,777,460              8,166,652
                                                                                                   ----------             ----------

                  Total Liabilities and shareholders' equity .........................             $8,785,787             $8,172,642
                                                                                                   ==========             ==========











                                                                     (Continued)

                         CONDENSED STATEMENTS OF INCOME


                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                      2004               2003                2002
                                                                                      ----               ----                ----
INCOME
   Interest .............................................................           $  9,469            $ 11,839            $ 35,877

EXPENSES
   Sundry ...............................................................             44,428              54,794              30,564
                                                                                    --------            --------            --------
      Income  (loss)  before  equity in  undistributed ..................            (34,959)            (42,955)              5,313
       net income of bank subsidiary

   Equity in undistributed net income of subsidiary .....................            699,016             399,003             241,972
                                                                                    --------            --------            --------
      Net income ........................................................           $664,057            $356,048            $247,285
                                                                                    ========            ========            ========



                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                   2004                 2003                 2002
                                                                                   ----                 ----                 ----
OPERATING ACTIVITIES
    Net income ......................................................            $664,057             $356,048           $  247,285
       Adjustments to reconcile net income to net
       cash provided by (used for) operating activities
       Equity in undistributed net income of subsidiary .............            (699,016)            (399,003)            (241,972)
       Increase (decrease) in accrued expenses ......................               2,337                5,732                 (578)
                                                                                 --------             --------           ----------
          Net cash provided by (used for) operating activities ......             (32,622)             (37,223)               4,735
                                                                                 --------             --------           ----------
INVESTING ACTIVITIES
    Investment in bank subsidiary ...................................                   -                    -           (1,000,000)
                                                                                 --------             --------           ----------
FINANCING ACTIVITIES
          Cash paid in lieu of fractional shares ....................              (1,360)                (317)                 (75)
                                                                                 --------             --------           ----------
          Net increase (decrease) in cash ...........................             (33,982)             (37,540)            (995,340)

Cash, beginning of year .............................................             870,019              907,559            1,902,899
                                                                                 --------             --------           ----------
Cash, end of year ...................................................            $836,037             $870,019           $  907,559
                                                                                 ========             ========           ==========