Form 10KSB, Exhibit 13
period 2005-12-31
CORNERSTONE BANCORP/SC
filed 2006-03-29
CIK 1087455

EXHIBIT 13

                       CORNERSTONE BANCORP AND SUBSIDIARY
                            Portions of Registrant's
                              2005 Annual Report to
                            Shareholders Incorporated
                       by Reference into 2005 Form 10-KSB

                                    CONTENTS



Forward Looking statements ................................................   1
Website Preferences .......................................................   1
Management's Discussion and Analysis of
  Financial Condition and Results of Operations ...........................   2
Report of Independent Registered Public Accounting Firm ...................  20
Consolidated Balance Sheets ...............................................  21
Consolidated Statements of Income .........................................  22
Consolidated Statements of Shareholders' Equity
  and Comprehensive Income (Loss) .........................................  23
Consolidated Statements of Cash Flows .....................................  24
Notes to Consolidated Financial Statements ................................  25

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

         These  forward-looking  statements  are based on current  expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning the Company's future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that the Company is a relatively new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

     o    The Company's growth and ability to maintain growth;
     o governmental monetary and fiscal policies, as well as legislative and regulatory changes;
     o the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
     o the effects of competition from other financial institutions operating in the Company's market areas and elsewhere, including institutions operating locally, regionally, nationally and internationally;
     o    failure of our customers to repay loans;
     o failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans; and
     o loss of consumer confidence and economic disruptions resulting from terrorist activities.

         The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

WEBSITE REFERENCES

         References to the Bank's website included in, or incorporated by reference into, this report are for information purposes only, and are not intended to incorporate our website by reference into this report.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         Cornerstone Bancorp, (the "Company") is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the "Bank"). The Bank commenced business on September 15, 1999. It conducts a general banking business from three offices in the Easley area of Pickens County, in the Berea area of Greenville County, and in the Powdersville area of Anderson County, South Carolina. The Powdersville office was opened during 2005. The Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent") in 2004.

         The following information describes various financial aspects of the Bank's business. This information should be read in conjunction with the consolidated financial statements of the Company, which appear elsewhere in this document, and the Company's Form 10-KSB, filed with the Securities and Exchange Commission.

Services of the Bank

Deposits

         The Bank offers the full range of deposit services typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, retirement accounts (including Individual Retirement Accounts), and savings and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive with those offered in the area. All deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the maximum amount permitted by law. The Bank solicits these accounts from individuals, businesses, associations and organizations, and government authorities. Although the Bank intends to be competitive in its efforts to attract deposit accounts, it does not aggressively seek jumbo certificates of deposit (certificates in amounts greater than $100,000).

Lending Activities

         The Bank offers a range of lending services, including, commercial loans, consumer loans, and real estate mortgage loans. To address the risks inherent in making loans, management maintains an allowance for loan losses based on, among other things, an evaluation of the Bank's loan loss experience, management's experience at other financial institutions in the market area, the amount of and trends in past due and nonperforming loans, current and anticipated economic changes and the values of loan collateral. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and specific loans. However, because there are certain risks that cannot be precisely quantified, management's judgment of the allowance is necessarily approximate and imprecise. The adequacy and methodology of the allowance for loan losses is also subject to regulatory examination.

Real Estate Loans

         One of the primary components of the Bank's loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of short to mid-term commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). Interest rates may be fixed or adjustable and the Bank frequently charges an origination fee. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, the Bank generally requires personal guarantees of the principal owners of the property. The loan-to-value ratio for first and second mortgage loans and for construction loans generally does not exceed 80%. In an effort to control interest rate risk, long term residential mortgages are underwritten and funded by, and closed in the name of, third party investors.

         The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the Bank's borrowers. The ability of a borrower to repay a real estate loan depends upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, and the developer's personal obligations under the loan are typically limited. In the case of a real estate purchase loan, the borrower may be unable to repay the loan at the end of the loan term and thus may be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of its inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased. Each of these factors increases the risk of nonpayment by the borrower.

         The Bank also faces additional credit risks to the extent that it engages in making adjustable rate mortgage loans ("ARMs"). In the case of an ARM, as interest rates increase, the borrower's required payments increase, thus increasing the potential for default. The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates.

Commercial Loans

         The Bank makes loans for commercial purposes in various lines of business. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment and machinery. Equipment loans are typically made for a term of five years or less at either fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment. Working capital loans typically have terms not exceeding one year and are usually secured by accounts receivable, inventory or personal guarantees of the principals of the business. Commercial loans vary greatly depending upon the circumstances and loan terms are structured on a case-by-case basis to better serve customer needs.

         The risks associated with commercial loans vary with many economic factors, including the economy in the Bank's market areas. The well-established banks in the Bank's market areas make proportionately more loans to medium- to large-sized businesses than the Bank makes. Many of the Bank's commercial loans are made to small- to medium-sized businesses, which are typically smaller, have shorter operating histories, and less sophisticated record keeping systems than larger entities. As a result, these smaller entities may be less able to withstand adverse competitive, economic and financial conditions than larger borrowers. In addition, because payments on loans secured by commercial property generally depend to a large degree on the results of operations and management of the properties, repayment of such loans may be subject, to a greater extent than other loans, to adverse conditions in the real estate market or the economy.

Consumer Loans

         The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and unsecured revolving lines of credit. The secured installment and term loans to consumers generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes and household furnishings, with the collateral for each loan being the purchased property. The underwriting criteria for home equity loans and lines of credit are generally the same as applied by the Bank when making a first mortgage loan, as described above, and home equity lines of credit typically expire 15 years or less after origination, unless renewed or extended.

         Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, the Bank cannot predict the extent to which the borrower's ability to pay, and the value of the security, will be affected by prevailing economic and other conditions.

Other Services

         The Bank participates in a regional network of automated teller machines that may be used by Bank customers in major cities throughout the Southeast. The Bank offers both VISA and MasterCard brands of bankcards together with related lines of credit. The lines of credit may be used for overdraft protection as well as pre-authorized credit for personal purchases and expenses. The Bank also provides travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but does not currently provide international or trust banking services, other than foreign currency exchange through a correspondent bank. The Bank offers an Internet banking product accessible via the Bank's custom website at www.cornerstonenationalbank.com. The interactive banking product includes an electronic bill payment service that allows customers to make scheduled and/or recurring bill payments electronically. Credit cards are underwritten and funded by a third party provider. The Bank also offers merchant and other business related services to its commercial customers. The Bank also has a residential mortgage loan department with a highly experienced staff qualified to make virtually any type of residential mortgage loan.

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

Earnings Performance

         The Company earned $1,061,265 in 2005 or $.89 per basic common share and $.86 per diluted common share compared to $664,057 or $.57 per basic common share and $.56 per diluted common share for the year ended December 31, 2004. This compares to $356,048 or $.30 per basic and diluted common share for the year ended December 31, 2003. The Company's earnings have consistently improved due to the Bank's growth. The Company had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $4.1 million, $3.2 million, and $2.6 million for 2005, 2004, and 2003, respectively. The Company also had other noninterest income of $1.0 million, $719,275, and $616,994 in 2005, 2004, and 2003, respectively. The
Company provided $140,347, $197,010, and $173,574 to the allowance for loan losses in 2005, 2004, and 2003, respectively, and had other operating expenses of $3.3 million in 2005, $2.7 million in 2004, and $2.5 million in 2003. Total noninterest expenses (including personnel costs) include $212,488 specifically related to opening of the Bank's third full service branch in July 2005.

Net Interest Income

         Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and the relative funding of these assets. Due to the fact that the Bank's and therefore, the Company's, assets are largely monetary in nature, material changes in interest rates can have a material impact on the Bank's net interest income. The Company and the Bank monitor the Bank's assets and liabilities and the interest sensitivity of these assets and liabilities using various tools, including models which attempt to calculate the impact on the Bank's net interest margin as interest rates change. However, these models, as well as the tables included here, employ assumptions about the Bank's interest sensitive assets and liabilities which may or may not prove to be accurate. Such assumptions include, but are not limited to, repayment patterns of borrowers, calls of securities, and unscheduled redemptions of certificates of deposit. The tables on the following pages include historical analyses of yields earned and rates paid on interest sensitive assets and liabilities, the effects of changes in the volume and relative mix of interest sensitive assets and liabilities, the effect of changes in interest rates, and the ratio of assets and liabilities repricing over specific time horizons. While the Company's and the Bank's management cannot predict the timing and extent of changes in interest rates, they can attempt to manage the Bank's interest rate sensitivity to enable the Company to react to protect the Company's earnings stream throughout various interest rate cycles.

         For the years ended December 31, 2005, 2004, and 2003, net interest income was $4.1 million, $3.2 million, and $2.6 million, respectively. The consistent increases were primarily attributable to increases in the volume of loans (see "Rate/Volume Analysis of Net Interest Income" below). In 2005, increases in rates also had a significant impact on interest income, particularly in interest income from loans. Total average interest earning assets increased to $94.5 million in 2005 compared to $81.3 million in 2004. The average yield on interest earning assets increased 103 basis points to 6.61% compared to 5.58% in 2004. The average cost of interest bearing liabilities increased 76 basis points from 1.83% in 2004 to 2.59% in 2005. These increases are a result of the Board of Governors of the Federal Reserve System (the "Federal Reserve's") tightening of monetary policy in 2005 and the impact on short-term interest rates. The net yield on average interest earning assets increased in 2005 to 4.35% from 3.99% in 2004. The interest rate spread in 2005 was 4.02% compared to 3.75% in 2004.

         The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2005 and 2004.

                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                            Year Ended December 31, 2005      Year Ended December 31, 2004
                                                            ----------------------------      ----------------------------
                                                                        Interest                             Interest
                                                           Average       Income/    Yields/     Average       Income/    Yields/
                                                         Balances(1)     Expense    Rates(2)  Balances(1)     Expense   Rates(2)
                                                         -----------     -------    --------  -----------     -------   --------
Assets
Securities ............................................     $ 12,313       $  464     3.77%       $12,752       $  494     3.87%
Federal Funds Sold ....................................        4,495          149     3.31%         3,389           48     1.42%
Loans (3), (4) ........................................       77,654        5,631     7.25%        65,128        3,990     6.13%
                                                            --------       ------     -----       -------       ------     -----
       Totalinterestearningassets .....................       94,462        6,244     6.61%        81,269        4,532     5.58%
Cash and due from banks ...............................        2,104                                2,016
Allowance for loan losses .............................        (969)                                 (816)
Premises and equipment ................................        4,312                                3,510
Cash surrender value of life insurance policies .......        1,543                                1,434
Other assets ..........................................          842                                  548
                                                            --------                              -------
       Totalassets ....................................     $102,294                              $87,961
                                                            ========                              =======

Liabilities and shareholders' equity
Interest bearing liabilities
     Interestbearingtransactionaccounts ...............     $ 13,510          140     1.04%       $11,833          120     1.01%
     Savingsandmoneymarket ............................       11,689          137     1.17%        15,829          161     1.02%
     Timedeposits .....................................       49,939        1,668     3.34%        34,556          895     2.59%
                                                            --------       ------                 -------       ------

       Totalinterestbearingdeposits ...................       75,138        1,945     2.59%        62,218        1,176     1.89%
Federal Funds purchased and
    customer repurchase agreements ....................        3,605           54     1.50%         5,886           68     1.15%
FHLB advances .........................................        3,928          140     3.56%         2,509           47     1.87%
                                                            --------       ------                 -------       ------
       Total interest bearing liabilities .............       82,671        2,139     2.59%        70,613        1,291     1.83%
                                                                           ------                               ------
Noninterest bearing demand deposits and other
    liabilities .......................................        9,573                                8,931
Shareholders' equity ..................................       10,050                                8,417
                                                            --------                              -------
       Totalliabilitiesandshareholders'equity .........     $102,294                              $87,961
                                                            ========                              =======
Interest rate spread (5) ..............................                                4.02%                               3.75%
Net interest income and net yield on earning assets(6)                     $4,105      4.35%                    $3,241     3.99%
                                                                           ======                               ======
Interest free funds supporting earning assets (7) .....     $ 11,791                              $10,656

(1)  Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence. Yield calculated on a pre-tax basis.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is not considered material.
(5) Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6)  Net interest income divided by total interest earning assets.
(7)  Total interest earning assets less total interest bearing liabilities.

Rate/Volume Analysis of Net Interest Income

         As indicated in the caption "Net Interest Income", the Bank's net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. In 2005, increases in interest rates had the greatest overall impact on net interest income. In 2004 and in years prior to 2004, the Bank has been in a high-growth stage, and average balance increases (volume) have had the greatest magnitude of impact on net interest income. This trend continued in 2005, but did not have a greater impact on net interest income than the increases in interest rates.

                  Year Ended December 31, 2005 compared to 2004

                                                                                    Increase (Decrease) Due to
                                                                                    --------------------------
                                                                                      (Dollars in Thousands)
                                                                       Volume            Rate        Volume/ Rate(1)        Change
                                                                       ------            ----        ---------------        ------
Interest earned on:
     Securities (2) ........................................          $   (17)          $   (13)          $     -           $   (30)
     Federal Funds sold ....................................               16                64                21               101
     Loans .................................................              768               732               141             1,641
                                                                      -------           -------           -------           -------
         Total interest income .............................              767               783               162             1,712

Interest paid on:
     Deposits ..............................................              373               286               109               768
     Federal Funds purchased and customer
        repurchase agreements ..............................              (26)               21                (8)              (13)
     FHLB advances .........................................               27                42                24                93
                                                                      -------           -------           -------           -------
         Total interest expense ............................              374               349               125               848
                                                                      -------           -------           -------           -------
Change in Net Interest Income ..............................          $   393           $   434           $    37           $   864
                                                                      =======           =======           =======           =======

                  Year Ended December 31, 2004 compared to 2003

                                                                                      Increase (Decrease) Due to
                                                                                      --------------------------
                                                                                         (Dollars in Thousands)
                                                                       Volume            Rate          Volume/ Rate(1)        Change
                                                                       ------            ----          ---------------        ------
Interest earned on:
     Securities (2) ........................................          $   (87)          $    (6)          $     1           $   (92)
     Federal Funds sold ....................................              (11)               12                (3)               (2)
     Loans .................................................            1,017              (145)              (47)              825
                                                                      -------           -------           -------           -------
         Total interest income .............................              919              (139)              (49)              731

Interest paid on:
     Deposits ..............................................              180              (117)              (17)               46
     Federal Funds purchased and customer
        repurchase agreements ..............................               10                (5)               (1)                4
     FHLB advances .........................................               37                 -                 8                45
                                                                      -------           -------           -------           -------
         Total interest expense ............................              227              (122)              (10)               95
                                                                      -------           -------           -------           -------
Change in Net Interest Income ..............................          $   692           $   (17)          $   (39)          $   636
                                                                      =======           =======           =======           =======

(1) Volume/Rate is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.
(2)  Income calculated on a pre-tax basis.

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

         On a cumulative basis, rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at the end of 2005 of $3.8 million, for a cumulative gap ratio of 1.06 calculated at the one-year time horizon. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities, as was the case at the end of 2005 with respect to the one-year time horizon. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect.

         The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loan may be repriced contractually. Deposits in other banks and debt securities are reflected at the earlier of each instrument's repricing date for variable rate instruments or the ultimate maturity date for fixed rate instruments. Overnight federal funds sold are reflected in the earliest repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Federal funds purchased are presented in the immediate repricing interval because the interest rate paid adjusts at the beginning of each month.

                          Interest Sensitivity Analysis

                                                                            December 31, 2005
                                                                            -----------------
                                                            1-3      3-12       1-3       3-5      5-15       > 15
                                              Immediate    Months   Months     Years     Years     Years     Years       Total
                                              ---------    ------   ------     -----     -----     -----     -----       -----
                                                                          (Dollars in Thousands)
Interest earning assets
    Securities (1) .........................  $     -   $    700   $ 5,955   $ 3,236   $   989   $ 2,514    $   610    $ 14,004
    Federal funds sold .....................    3,183          -         -         -         -         -          -       3,183
    Loans (2) ..............................   47,614      3,472     7,467    11,832    15,186     1,699         62      87,332
                                              -------   --------   -------   -------   -------   -------    -------     -------
         Totalinterestearningassets ........   50,797      4,172    13,422    15,068    16,175     4,213        672     104,519
                                              -------   --------   -------   -------   -------   -------    -------     -------
Interest bearing deposits
    Interest bearing transaction accounts ..   15,966          -         -         -         -         -          -      15,966
    MMDA's & Savings .......................    9,790          -         -         -         -         -          -       9,790
    Time deposits ..........................        -     18,457    15,617    15,723     5,647         -          -      55,444
    Customer repurchase agreements .........    1,784      1,300         -         -         -         -          -       3,084
    FHLB advances ..........................        -         38     1,613     1,953       302       440          -       4,346
                                              -------   --------   -------   -------   -------   -------    -------     -------
        Totalinterestbearingliabilities ....   27,540     19,795    17,230    17,676     5,949       440          -      88,630
                                              -------   --------   -------   -------   -------   -------    -------     -------
Interest sensitivity gap ...................  $23,257   $(15,623)  $(3,808)  $(2,608)  $10,226   $ 3,773    $   672     $15,889
Cumulative interest sensitivity gap ........  $23,257     $7,634   $ 3,826   $ 1,218   $11,444   $15,217    $15,889
Gap ratio ..................................     1.84        .21       .78       .85      2.72      9.57       1.00        1.18
Cumulative gap ratio .......................     1.84       1.16      1.06      1.01      1.13      1.17       1.18

(1) Securities with call features have been included in the period in which the security matures.
(2) There were no nonaccruing loans or unamortized deferred loan fees, both of which would normally be subtracted from loans for purposes of this table.

                                                                            December 31, 2004
                                                         1-3       3-12       1-3       3-5      5-15       > 15
                                           Immediate    Months    Months     Years     Years     Years     Years       Total
                                           ---------    ------    ------     -----     -----     -----     -----       -----
                                                                         (Dollars in Thousands)
Interest earning assets
    Securities (1)                           $      -  $ 5,202    $ 1,498   $ 4,706   $     -    $1,283    $   532     $13,221
    Federal funds sold                          4,131        -          -         -         -         -          -       4,131
    Loans (2)                                  46,111    5,620      7,338     7,454     7,505     1,130          -      75,158
                                             --------  -------    -------   -------   -------    ------    -------     -------
        Total interest earning assets          50,242   10,822      8,836    12,160     7,505     2,413        532      92,510
                                             --------  -------    -------   -------   -------    ------    -------     -------
Interest bearing deposits
    Interest bearing transaction accounts      13,416        -          -         -         -         -          -      13,416
    MMDA's & Savings                           19,379        -          -         -         -         -          -      19,379
    Time deposits                               1,101    3,405     12,683    14,997     8,133         -          -      40,319
    Customer repurchase agreements              4,484        -      1,000         -         -         -          -       5,484
    FHLB advances                                   -       11         33     1,633     1,634        89          -       3,400
                                             --------  -------    -------   -------   -------    ------    -------     -------
        Total interest bearing liabilities     38,380    3,416     13,716    16,630     9,767        89          -      81,998
                                             --------  -------    -------   -------   -------    ------    -------     -------
Interest sensitivity gap                     $ 11,862  $ 7,406    $(4,880)  $(4,470)  $(2,262)   $2,324    $   532     $10,512
Cumulative interest sensitivity gap          $ 11,862  $19,268    $14,388   $ 9,918   $ 7,656    $9,980    $10,512
Gap ratio                                        1.31     3.17        .64       .73       .77      1.00       1.00        1.13
Cumulative gap ratio                             1.31     1.46       1.26      1.14      1.09      1.12       1.13

(1) Securities with call features have been included in the period in which the security becomes callable based on the likelihood that these securities may be called.
(2) There were no nonaccruing loans or unamortized deferred loan fees, both of which would normally be subtracted from loans for purposes of this table.

Provision for Loan Losses

         The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

                                                                                              Year ended December 31,
                                                                                              -----------------------
                                                                                     2005               2004               2003
                                                                                     ----               ----               ----
Allowance for possible loan losses, beginning of year ................         $   919,384          $   727,971          $   553,372
Provision for loan losses ............................................             140,347              197,010              173,574
Charge-offs ..........................................................              (1,436)              (5,597)                   -
Recoveries ...........................................................                   -                    -                1,025
                                                                               -----------          -----------          -----------

Allowance for possible loan losses, end of year ......................         $ 1,058,295          $   919,384          $   727,971
                                                                               ===========          ===========          ===========

         See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Other Income

         Other income, which consists primarily of mortgage loan origination fees, service charges on deposit accounts, and other fee income, increased by $291,215 to $1,010,490, in 2005 from $719,275 in 2004 and $616,994 in 2003. The increase in 2005 is primarily the result of growth in mortgage loan originations. The Bank also increased fees from deposit accounts and from the Bank's overdraft protection product due to growth. The Bank's newly established insurance subsidiary contributed income of $7,689 in 2005.

Other Expenses

         Other expenses, which consist primarily of salaries and employee benefits, occupancy, and data processing, totaled $3.3 million in 2005, $2.7 million for 2004, and $2.5 million for 2003. Salaries and employee benefits rose to $2.0 million in 2005 from $1.5 million in 2004 and $1.4 million in 2003. The increases in each year were due to the hiring of additional staff to support the Bank's growth and annual salary increases. Personnel to staff the Bank's third location were the primary staff additions in 2005. Net occupancy increased to $512,011 in 2005 over $438,848 in 2004 and $426,677 in 2003. The increase in
2005 is primarily due to the branch opened in July 2005. Data processing expense increased 5.5% in 2005 after decreasing by 10.6% in 2004 as compared to 2003. The increase in 2005 is primarily due to growth and the decrease from 2003 to 2004 was the result of renegotiation of certain contractual arrangements. Supplies and advertising expenses as well as other operating expenses all increased mainly due to expenses associated with the opening of the new branch. The Company's efficiency ratio, which is measured as the ratio of noninterest expense to the sum of net interest income plus other income expressed as a percentage, improved in 2005 to 64% compared to 68% in 2004 and 78% in 2003 as the Company's noninterest expenses continued to be spread over a larger customer base.

Income Taxes

         For 2005 the Company recorded income tax expense of $620,658 compared to $388,898 in 2004 and $183,418 in 2003. The increases are due to increased profitability. The Bank accounts for income taxes under Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and pre-opening expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities

         Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of SFAS No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2005, 2004 and 2003, the Bank's investment portfolio comprised approximately 12.4%, 13.1%, and 17.8%, respectively, of total assets.

         The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2005 and 2004. Available-for-sale securities are stated at estimated fair value. Held-to-maturity securities are stated at amortized cost. Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost.

                   Investment Securities Portfolio Composition

                                                                 December 31,
                                                                 ------------
                                                            2005           2004
                                                            -----          ----
                                                          (Dollars in thousands)
        Available for sale:
           U.S. Government Agencies ................       $ 7,676       $ 7,475
           Mortgage-backed securities ..............           663           880
           Corporate bonds .........................             -           217
           Municipal bonds .........................         1,351           403
                                                           -------       -------
              Total available for sale .............         9,690         8,975

        Held to maturity
           U.S. Government Agencies ................         3,704         3,714

        Federal Reserve Bank of Richmond stock .....           210           210
        Federal Home Loan Bank of Atlanta stock ....           400           322
                                                           -------       -------

        Total ......................................       $14,004       $13,221
                                                           =======       =======


         The following table presents contractual maturities and weighted average yields of securities at December 31, 2005 and 2004. Securities are presented at their carrying value (available for sale securities are carried at fair value and held to maturity securities are carried at book value, which is equal to their amortized cost.)

              Investment Securities Portfolio Maturities and Yields

                                                                    December 31, 2005            December 31, 2004
                                                                 Amount        Yield(1)        Amount        Yield(1)
                                                                 ------        --------        ------        --------
                                                                 (Dollars in thousands)        (Dollars in thousands)
  Available for sale securities:
  U.S. Government Agencies
       Within one year .....................................   $ 3,953           2.90%       $   496           2.68%
       After one through five years ........................     3,223           4.40%         6,979           3.27%
       After five through ten years ........................       500           5.75%             -              -%
  FNMA Mortgage-backed securities (2) ......................       663           3.80%           880           3.66%
  Corporate bonds
       Within one year .....................................         -              -%           217           7.05%
  Municipal bonds maturing in five to ten years ............     1,351           3.53%           403           4.54%

  Held to maturity securities:
  U.S. Government Agencies
       Within one year .....................................     2,703           4.55%             -              -%
       After one through five years ........................     1,002           4.93%         3,714           4.65%

  Other securities
       No stated maturity ..................................       609           5.08%           532           4.64%
                                                               -------                       -------
       Total ...............................................   $14,004           4.00%       $13,221           3.82%
                                                               =======                       =======

(1)  Yields calculated on a pre-tax basis.
(2) The FNMA Mortgage-backed securities mature within 10 years on an amortizing basis.

         While the majority of the Company's U.S. Government agency bonds, municipal bonds and U.S. government agency mortgage-backed securities are in an unrealized loss position as of December 31, 2005, none of these securities is expected to have a loss of principal at final maturity. Furthermore, the weighted average life of the securities portfolio is less than three years and the majority of the securities with losses have a remaining life of less than two years. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuers and therefore, these losses are not considered other-than-temporary. The Company's investments are obligations of the United
States, its agencies, or municipal securities. In the opinion of Management, there is no concentration of credit risk in the investment portfolio.

Loan Portfolio

         Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or in industries which management believes pose a material risk to the Bank, and there are no foreign loans. The Bank does have loans in certain broad categories that comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Those categories are as follows: real estate rental and leasing, construction, retail trade, professional, scientific and technical services, manufacturing, health care and social assistance, and other services. The Company believes that the Bank has appropriate controls in place to monitor risks that may arise due to concentrations in the loan portfolio. Loans made outside the policy guidelines may present additional credit risk to the Company. In order to monitor these loans and the total number and amount of loans made with exceptions to loan policies, the Bank monitors all loans approved with policy exceptions. Monthly, statistics regarding the number of loans and the amount of loans with policy exceptions are reported to the Board of Directors. One of the policy exceptions reported is for loans exceeding the regulatory limits on loan to value ratios. As of December 31, 2005, the Bank has $1.5 million of loans which exceed regulatory loan to value guidelines, an amount which is well within the allowable maximum of exceptions to the guidelines.

The banking industry offers products that can increase credit risk should economic conditions change over the course of a loan's life. Interest-only loans, adjustable rate loans, and loans with amortization periods that differ from the maturity date (i.e., balloon payment loans) are examples of products that could subject the Company to increased credit risk in periods of changing economic conditions. The Company evaluates each customer's credit worthiness based on current and expected economic conditions and underwrites and monitors each loan for associated risks. Therefore, Management does not believe that these particular products subject the Company to unusual credit risk. As of December 31, 2005, the Bank does not portfolio residential mortgage loans with negative amortization features, long term principal only payment features, or loan to value ratios in excess of 100%.

         The Bank has a mortgage loan brokerage department that accepts mortgage applications for terms greater than 15 years. Mortgage applications are processed and sent to third parties for underwriting. Approved loans are funded by, and closed in the name of, third parties and the Bank receives an origination fee.

         The amount of loans outstanding at December 31, 2005 and 2004 are shown in the following table according to type of loan: Loan Portfolio Composition

                                                                                          December 31,
                                                                                          ------------
                                                                               2005                            2004
                                                                               ----                            ----
                                                                                      (Dollars in thousands)
                                                                                       % of                          % of
                                                                        Amount        Loans            Amount       Loans
                                                                        ------        -----            ------       -----
        Commercial and industrial ...................................   $19,092       21.9%           $13,355        17.8%
        Real Estate - construction ..................................    21,267       24.4             16,011        21.3
        Real Estate - mortgage
               1-4 family residential ...............................    17,754       20.3             17,211        22.9
               Nonfarm, nonresidential ..............................    25,583       29.3             23,204        30.9
               Multifamily residential ..............................     2,042        2.3              2,517         3.3
        Consumer installment ........................................     1,594        1.8              2,860         3.8
                                                                        -------       ----            -------       -----
               Total Loans ..........................................    87,332       100.0%           75,158       100.0%
                Less allowance for loan losses ......................    (1,058)                         (919)
                                                                        -------                       -------
                   Net Loans ........................................   $86,274                       $74,239
                                                                        =======                       =======

Maturity Distribution of Loans

         The Bank's loan portfolio has a large component of adjustable rate loans. As of December 31, 2005, approximately $51.5 million or 58.9% of the Bank's loan portfolio was variable. The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2005, as well as the type of interest requirement on such loans. For purposes of this table, variable rate loans are included in the period of their final maturity, as opposed to their repricing date.

                                       Maturity Distribution on Loans

                                                                            December 31, 2005
                                                                            -----------------
                                                                             (Dollars in Thousands)
                                                                1 Year       1-5       5 Years
                                                               or Less      Years      or More       Total
                                                               -------      -----      -------       -----
Commercial and industrial ..................................    $11,525    $ 6,991       $  576     $19,092
Real Estate-construction ...................................     16,057      4,690          520      21,267
Real Estate-mortgage .......................................      9,207     31,073        5,099      45,379
Consumer installment .......................................        904        627           63       1,594
                                                                -------    -------       ------     -------
      Total ................................................    $37,693    $43,381       $6,258     $87,332
                                                                =======    =======       ======     =======

Predetermined rate, maturity greater than one year .........               $27,018       $1,762     $28,780

Variable rate, maturity greater than one year ..............               $16,363       $4,496     $20,859

For purposes of the table above, variable rate loans are included in the period of maturity, rather than in the period in which they can reprice.

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

         Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. At December 31, 2005 and 2004, the Bank had no nonaccrual loans or loans 90 days or more past due and no restructured loans.

         Generally, the accrual of interest will be discontinued on impaired loans when principal or interest becomes 90 days past due, or when payment in full is not anticipated, and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Potential Problem Loans

         Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. There were two loans determined by management to be potential problem loans at December 31, 2005 totaling approximately $275,000. Management is currently assessing the potential impact on the Bank and the Company. It is not possible to determine the impact at this time.

Allowance for Loan Losses

         The allowance for loan losses is increased by direct charges to operating expense. Losses on loans will be charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management will take into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2005.

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


                         Summary of Loan Loss Experience

                                                                                                        Year Ended December 31,
                                                                                                        -----------------------
                                                                                                      2005                    2004
                                                                                                      ----                    ----
                                                                                                        (Dollars in thousands)

Total loans outstanding at end of period ...............................................            $ 87,332              $ 75,158
Average amount of loans outstanding ....................................................            $ 77,654              $ 65,128

Balance of allowance for loan losses-beginning .........................................            $    919              $    728
Loans charged-off
      Real estate mortgage .............................................................                   -                     4
      Consumer installment .............................................................                   1                     2
                                                                                                    --------              --------
      Total charge-offs ................................................................                   1                     6
Recoveries of loans previously charged-off .............................................                   -                     -
                                                                                                    --------              --------
Net (charge-offs) recoveries ...........................................................                  (1)                   (6)

Additions to allowance charged to expense ..............................................                 140                   197
                                                                                                    --------              --------


Additions to allowance charged to expense
Balance of allowance for loan losses-ending ............................................            $  1,058              $    919
                                                                                                    ========              ========
Ratios
      Net (charge-offs) recoveries to average loans outstanding ........................             <(.01%)               <(.01%)
      Net (charge-offs) recoveries to loans at end of period ...........................             <(.01%)               <(.01%)
      Allowance for loan losses to average loans .......................................                1.36%                 1.41%
      Allowance for loan losses to loans at end of period ..............................                1.21%                 1.22%
      Net (charge-offs) recoveries to allowance for loan losses ........................                (.10%)                (.60%)
      Net (charge-offs) recoveries to provision for loan losses ........................               (1.02%)               (2.84%)

         The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories. Each category of loans is reviewed for characteristics that increase or decrease risk of loss, such as the availability and marketability of collateral, degree of susceptibility to changes in economic conditions, etc., for purposes of estimating the allowance for loan losses. (See "Services of the Bank" for a discussion of risk characteristics for each loan category.) Individual loans are graded using an internal grading system that considers information specific to the loan. If warranted, a specific allocation may be associated with that loan for purposes of estimating the adequacy of the allowance for loan losses.

Real Estate Owned

         The Bank had no real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2005. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.


Deposits

         The amounts and percentage composition of deposits held by the Bank as of December 31, 2005 and 2004 are summarized below:

                               Deposit Composition

                                                                      December 31,
                                                                      ------------
                                                          2005                           2004
                                                          ----                           ----
                                                               (Dollars in thousands)
                                                               % of                            % of
                                                Amount         Deposits         Amount         Deposits
                                                ------         --------         ------         --------

Noninterest bearing demand .................   $10,452           11.4%          $ 9,405          11.4%
Interest bearing transaction accounts ......    15,966           17.4            13,416          16.3
Savings ....................................     3,545            3.9             4,006           4.9
Money market ...............................     6,244            6.8            15,373          18.6
Time deposits $100,000 and over ............    26,006           28.4            17,012          20.6
Other time deposits ........................    29,439           32.1            23,307          28.2
                                               -------          -----           -------         -----
    Total deposits .........................   $91,652          100.0%          $82,519         100.0%
                                               =======          =====           =======         =====

         The average amounts of and average rate paid on deposits held by the Bank for the years ended December 31, 2005 and 2004, are summarized below:

                                Average Deposits

                                                                                  Year ended December 31,
                                                                                  -----------------------
                                                                             2005                        2004
                                                                             ----                        ----
                                                                     Amount         Rate         Amount         Rate
                                                                     ------         ----         ------         ----
                                                                                  (Dollars in thousands)
Noninterest bearing demand .......................................     $ 9,654          -%        $ 8,652           -%
Interest bearing transaction accounts ............................      13,510       1.04%         11,833        1.01%
Savings and money market .........................................      11,689       1.17%         15,829        1.02%
Time deposits ....................................................      49,939       3.34%         34,556        2.59%
                                                                       -------                    -------
      Total average deposits .....................................     $84,792                    $70,870
                                                                       =======                    =======

         As of December 31, 2005, the Bank held $ 26.0 million of time deposits with balances of $100,000 or more. Of that amount, $4.9 million mature within three months, $2.3 million mature over three through six months, $6.7 million mature over six through twelve months, and $12.1 million mature over twelve months. $3.5 million of time deposits over $100,000 or more are at floating rates of interest at December 31, 2005. The majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business. While most of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Time deposits $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Customer Repurchase Agreements

         Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $3.1 million and $5.5 million at December 31, 2005 and 2004, respectively. U. S. Government securities with an amortized cost of $5.6 million and $6.5 million (fair value of $5.5 million and $6.5 million) were used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2005 and 2004, respectively. The majority of these accounts pay interest on a floating rate basis.

Liquidity

         Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 57.9% of total assets at December 31, 2005.

         Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Company had over $5.9 million in cash and liquid assets at December 31, 2005. The Bank has $4.4 million available through lines of credit with other banks and a line with the Federal Home Loan Bank of Atlanta ("FHLB") as additional sources of liquidity funding. The line with the FHLB is equal to 10% of assets provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. The lines with the other banks are for short-term use only and are unsecured. As of December 31, 2005, the Bank had $4.3 million at various fixed rates of interest, maturing at various dates through 2014 borrowed from the FHLB. The highest balance at any month end was $6.7 million. The average balance for 2005 was $3.9 million. The average rate paid on the borrowings for 2005 was 3.56%. The weighted average interest rate as of December 31, 2005 was 3.71%. At December 31, 2005 approximately $6.9 million of additional funds were available under the FHLB line. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Off-Balance Sheet Risk

         The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2005, the Bank had issued commitments to extend credit of $17.3 million through various types of lending arrangements. Of these commitments, $14.1 million are at variable rates and $11.5 million of the total expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time.

         In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $545,000 at December 31, 2005. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

         The Bank offers an automatic overdraft protection product. Approximately $1.1 million of overdraft protection is available under this product as of December 31, 2005. The Bank expects the majority of this capacity will not be utilized. During 2005 the average balance of demand deposit overdrafts was approximately $19,000.

         Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2005. The Company is in the second year of a five-year contract with a data processing service. The annual costs are approximately $180,000. Refer to notes 10 and 14 to the Company's consolidated financial statements for additional discussion on commitments and contingencies and financial instruments with off balance sheet risk.

Capital Resources

         At December 31, 2005, total shareholders' equity increased by approximately $5.0 million from $8.8 million at December 31, 2004 to $13.8 million at December 31, 2005. Most of the increase was a result of a secondary offering of common stock by the Company during 2005, which increased common stock by $4.1 million as of December 31, 2005. The remainder of the increase was due to net income of $1,061,265, partially offset by an unrealized loss on investment securities and cash paid in lieu of fractional shares as a result of a stock dividend paid in 2005. The Company does not anticipate it will be required to raise additional capital in 2006 if growth occurs in line with current expectations.

         The Company made capital expenditures for bank premises and furniture and equipment in 2005 totaling approximately $1.0 million. There are currently no plans for large capital expenditures in 2006, but certain equipment may need to be replaced from time to time. Such expenditures were made, or are expected to be made, from cash on hand.

         The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. The Bank's regulatory capital requirements and positions are summarized in note 18 to the consolidated financial statements. Because the Company's total assets are less than $150 million, the Company's capital adequacy was measured by the Bank's capital adequacy, pursuant to the guidelines of the Federal Reserve in effect in 2005 and 2004.

Return on Equity and Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (cash dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2005 and 2004.

                                                      2005              2004
                                                      ----              ----

Return on assets ...............................     1.02%               .75%
Return on equity ...............................    10.56%              7.89%
Dividend payout ratio ..........................        -%                 -%
Equity to assets ratio (average) ...............     9.66%              9.45%

         The return on assets and equity improved in 2005 due largely to growth in the Bank. In the fourth quarter 2005 the Company offered 445,000 shares of common stock in a secondary offering. The shares were only slightly dilutive to 2005, due to the date of the offering. However, the additional shares will be dilutive to 2006 results.

         During 2006, the Bank's plan of operation is to attract new deposit and loan customers, to increase the ratio of services per customer and increase the account profitability of the Bank's current customers. Deposit accounts will be sought from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Management will continue to emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank's principal marketing tools.

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

Market for Common Equity and Related Stockholder Matters

         Although the common stock of the Company may be traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the foreseeable future. The common stock is not listed on any exchange nor is it traded on the NASDAQ National Market System, nor are there any market makers known to management. During the fourth quarter of 2005, the Company offered 445,000 shares of its common stock in a secondary offering. Prior to December 31, 2005, the Company sold approximately 305,000 shares of stock at $13.50 per share. The secondary offering of the Company's shares continued through January 15, 2006, and the remaining 140,000 shares were sold at $13.50 per share. As of March 1, 2006, there were approximately 662 holders of record of the Company's common stock, excluding individual participants in security position listings.

         From time to time the Company has issued stock-based compensation to Directors and certain executive officers and employees of the Bank. Prior to December 31, 2005 there were a total of 34,320 options outstanding that had not yet vested under the company 2003 Stock Option Plan. In anticipation of adoption of SFAS No. 123 (R) and to eliminate the expense to be recorded, on January 1, 2006, the Company accelerated the vesting of options previously granted under the 2003 Plan. Notes 1 and 16 of the Company's consolidated financial statements summarize the Company's stock option plans and the effect of accelerating vesting of options granted under the 2003 plan.

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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina


           We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and Subsidiary (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cornerstone Bancorp and Subsidiary at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2005, in conformity with United States generally accepted accounting principles.




                                                          /s/ Elliott Davis, LLC


Greenville, South Carolina
February 3, 2006

                       CORNERSTONE BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                              December 31,
                                                                                                              ------------
                                                                                                       2005                  2004
                                                                                                       ----                  ----
ASSETS

Cash and due from banks ..................................................................       $   2,716,965        $   3,008,847

Federal funds sold .......................................................................           3,183,000            4,130,595

Investment securities
     Available-for-sale ..................................................................           9,689,665            8,975,528
     Held-to-maturity (Fair value $3,707,125 in 2005 and $3,812,437 in 2004) .............           3,704,861            3,713,645
     Other investments ...................................................................             609,800              532,100

Loans, net ...............................................................................          86,273,605           74,238,769
Property and equipment, net ..............................................................           4,577,858            3,778,983
Cash surrender value of life insurance policies ..........................................           1,573,038            1,515,172
Other assets .............................................................................             972,872              738,480
                                                                                                 -------------        -------------
              Total assets ...............................................................       $ 113,301,664        $ 100,632,119
                                                                                                 =============        =============


LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
     Deposits
         Noninterest bearing .............................................................       $  10,451,922        $   9,405,079
         Interest bearing ................................................................          81,200,119           73,113,865
                                                                                                 -------------        -------------
         Total deposits ..................................................................          91,652,041           82,518,944
     Customer repurchase agreements ......................................................           3,083,884            5,483,993
     Borrowings from Federal Home Loan Bank of Atlanta ...................................           4,346,505            3,400,000
     Other liabilities ...................................................................             391,249              451,722
                                                                                                 -------------        -------------

         Total liabilities ...............................................................          99,473,679           91,854,659

Commitments and contingencies - Notes 10 and 14

Shareholders' equity
     Preferred stock, 10,000 shares authorized, no shares issued .........................                   -                    -
     Common stock, no par value, 20,000,000 shares authorized, 1,475,743 and
       1,064,656 shares issued at December 31, 2005 and 2004, respectively ...............          13,071,896            8,253,812
     Retained earnings ...................................................................             837,565              543,807
       Accumulated other comprehensive income (loss) .....................................             (81,476)             (20,159)
                                                                                                 -------------        -------------

         Total shareholders' equity ......................................................          13,827,985            8,777,460
                                                                                                 -------------        -------------

         Total liabilities and shareholders' equity ......................................       $ 113,301,664        $ 100,632,119
                                                                                                 =============        =============

         The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                Year ended December 31,
                                                                                                -----------------------
                                                                                        2005              2004               2003
                                                                                        ----              ----               ----
INTEREST INCOME
     Loans and fees on loans ..............................................         $5,631,109         $3,990,474         $3,166,185
     Investment securities ................................................            463,770            493,578            585,729
     Federal funds sold and other interest income .........................            148,694             47,618             49,158
                                                                                    ----------         ----------         ----------

         Total interest income ............................................          6,243,573          4,531,670          3,801,072

INTEREST EXPENSE
     Deposits .............................................................          1,944,612          1,176,198          1,130,605
       Federal funds sold and customer repurchase agreements ..............             53,873             67,348             63,664
     Federal Home Loan Bank advances ......................................            140,456             47,097              2,133
                                                                                    ----------         ----------         ----------

         Total interest expense ...........................................          2,138,941          1,290,643          1,196,402
                                                                                    ----------         ----------         ----------

         Net interest income ..............................................          4,104,632          3,241,027          2,604,670

     Provision for possible loan losses ...................................            140,347            197,010            173,574
                                                                                    ----------         ----------         ----------

         Net interest income after provision for loan losses ..............          3,964,285          3,044,017          2,431,096

NONINTEREST INCOME
     Mortgage loan origination fees .......................................            501,352            289,962            366,433
     Service fees on deposit accounts .....................................            408,561            383,125            223,303
     Gains on sale of security ............................................                  -              5,230                  -
     Other ................................................................            100,577             40,958             27,258
                                                                                    ----------         ----------         ----------

         Total noninterest income .........................................          1,010,490            719,275            616,994
                                                                                    ----------         ----------         ----------

NONINTEREST EXPENSES
     Salaries and benefits ................................................          1,953,315          1,520,890          1,430,947
     Advertising ..........................................................             74,517             54,332             34,241
     Supplies .............................................................             99,805             65,402             85,012
     Data processing ......................................................            150,336            142,523            159,404
     Occupancy and equipment ..............................................            512,011            438,848            426,677
     Professional fees ....................................................            110,645             95,790             79,184
     Directors fees .......................................................             69,175             58,100             50,050
     Deposit charge-offs ..................................................             24,383             65,999              9,421
     Other operating ......................................................            298,665            268,453            233,688
                                                                                    ----------         ----------         ----------

         Total noninterest expenses .......................................          3,292,852          2,710,337          2,508,624
                                                                                    ----------         ----------         ----------

         Income before income taxes .......................................          1,681,923          1,052,955            539,466

     Income tax provision .................................................            620,658            388,898            183,418
                                                                                    ----------         ----------         ----------

         Net income .......................................................         $1,061,265         $  664,057         $  356,048
                                                                                    ==========         ==========         ==========

EARNINGS PER COMMON SHARE
     Basic ................................................................         $      .89         $      .57         $      .30
     Diluted ..............................................................         $      .86         $      .56         $      .30

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
     Basic ................................................................          1,196,250          1,170,938          1,170,938
     Diluted ..............................................................          1,236,740          1,194,879          1,189,289


         The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         AND COMPREHENSIVE INCOME (LOSS)

                                                                                                         Accumulated
                                                                Common stock              Retained          other           Total
                                                                ------------              earnings     comprehensive   shareholders'
                                                             Shares        Amount         (deficit)     income (loss)      equity
                                                             ------        ------         ---------     -------------      ------
Balance, December 31, 2002 ..........................        879,994   $  7,984,925    $   (205,734)   $     80,946    $  7,860,137
                                                                                                                       ------------
   Net income .......................................              -              -         356,048               -         356,048
   Other comprehensive income, net
     of income taxes:
   Unrealized loss on investment
        securities ..................................              -              -               -         (49,216)        (49,216)
                                                                                                                       ------------
   Comprehensive income .............................                                                                       306,832
   Stock dividend (10%), net of cash
     in lieu of fractional shares ...................         87,974           (317)              -               -            (317)
                                                           ---------   ------------    ------------    ------------    ------------

Balance, December 31, 2003 ..........................        967,968      7,984,608         150,314          31,730       8,166,652
                                                                                                                       ------------
Net income ..........................................              -              -         664,057               -         664,057
   Other comprehensive income, net of income taxes:
   Unrealized loss on investment
        securities ..................................              -              -               -         (51,889)        (51,889)
                                                                                                                       ------------
   Comprehensive income .............................                                                                       612,168
   Stock dividend (10%), net of
     cash in lieu of fractional shares ..............         96,688        269,204        (270,564)              -          (1,360)
                                                           ---------   ------------    ------------    ------------    ------------

 Balance, December 31, 2004 .........................      1,064,656      8,253,812         543,807         (20,159)      8,777,460
                                                                                                                       ------------
Net income ..........................................              -              -       1,061,265               -       1,061,265
   Other comprehensive income, net of income taxes:
   Unrealized loss on investment
        securities ..................................              -              -               -         (61,317)        (61,317)
                                                                                                                       ------------
   Comprehensive income .............................                                                                       999,948
   Stock dividend (10%), net of
     cash in lieu of fractional
     shares .........................................        106,282        764,937        (767,507)              -          (2,570)

   Issuance of shares in secondary offering,
     net of offering expenses of $61,721 ............        304,805      4,053,147               -               -       4,053,147
                                                           ---------   ------------    ------------    ------------    ------------

Balance, December 31, 2005 ..........................      1,475,743   $ 13,071,896    $    837,565    $    (81,476)   $ 13,827,985
                                                           =========   ============    ============    ============    ============













         The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                Year ended December 31,
                                                                                                -----------------------
                                                                                      2005               2004               2003
                                                                                      ----               ----               ----
Operating Activities
     Net income ...........................................................      $  1,061,265       $    664,057       $    356,048
     Adjustments to reconcile net income to net cash provided by operating activities
         Depreciation and net amortization ................................           258,796            233,714            281,036
         Deferred income tax benefit ......................................            (9,743)           (72,500)           (39,200)
         Provision for possible loan losses ...............................           140,347            197,010            173,574
         (Gain) loss on sale of property and equipment ....................                 -             (1,255)             2,191
         Gain on sale of securities .......................................                 -             (5,230)                 -
         (Increase) decrease in other assets ..............................          (282,515)           (34,709)            72,422
         Increase (decrease) in other liabilities .........................           (66,593)            36,302            191,565
                                                                                 ------------       ------------       ------------

             Net cash provided by operating activities ....................         1,101,557          1,017,389          1,037,636
                                                                                 ------------       ------------       ------------

Investing Activities
     Decrease (increase) in federal funds sold ............................           947,595           (972,087)        (2,153,508)
     Proceeds from maturities and principal paydowns of
        investment securities .............................................         1,644,197          6,972,660         11,381,446
     Proceeds from sales of securities ....................................                 -            708,422                  -
     Purchase of investment securities ....................................        (2,458,873)        (5,872,451)        (7,501,000)
     Purchase of Federal Home Loan Bank of Atlanta stock, net .............           (77,700)           (72,100)          (280,000)
     Purchase of life insurance policies ..................................                 -           (421,183)        (1,088,338)
     Increase in loans, net ...............................................       (12,175,183)       (15,754,645)       (17,707,978)
     Proceeds from sale of property and equipment .........................                 -              8,299              2,500
     Purchase of property and equipment ...................................        (1,041,253)          (523,780)           (87,660)
                                                                                 ------------       ------------       ------------


             Net cash used for investing activities .......................       (13,161,217)       (15,926,865)       (17,434,538)
                                                                                 ------------       ------------       ------------

Financing Activities
     Net increase in deposits .............................................         9,133,097         17,232,725         11,578,697
     Net increase (decrease) in customer repurchase agreements ............        (2,400,109)          (288,199)           789,471
     Borrowings from Federal Home Loan Bank of Atlanta ....................         4,045,000          3,400,000          5,000,000
     Repayments to Federal Home Loan Bank of Atlanta ......................        (3,060,787)        (5,000,000)                 -
       Proceeds from sale of common stock, net ............................         4,053,147                  -                  -
     Cash paid in lieu of fractional shares ...............................            (2,570)            (1,360)              (317)
                                                                                 ------------       ------------       ------------

             Net cash provided by financing activities ....................        11,767,778         15,343,166         17,367,851
                                                                                 ------------       ------------       ------------

              Net increase (decrease) in cash and cash
                equivalents ...............................................          (291,882)           433,690            970,949

Cash and due from banks, beginning of year ................................         3,008,847          2,575,157          1,604,208
                                                                                 ------------       ------------       ------------

Cash and due from banks, end of year ......................................      $  2,176,965       $  3,008,847       $  2,575,157
                                                                                 ============       ============       ============

Cash paid for:
     Interest .............................................................      $  2,128,897       $  1,246,900       $  1,193,619
                                                                                 ============       ============       ============
     Income taxes .........................................................      $    835,000       $    388,991       $     42,679
                                                                                 ============       ============       ============

         The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

         Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company obtained regulatory approval to acquire the Bank and opened the Bank for business on September 15, 1999, with a total capitalization of $6.0 million. To increase capital available for growth, the Company offered 445,000 shares of its common stock pursuant to a prospectus dated October 4, 2005. As of December 31, 2005, 304,805 shares had been sold. Subsequent to December 31, 2005, by extension through January 15, 2006, the remaining 140,195 shares were sold. Upon completion, the offering added approximately $6.0 million to the Company's total capitalization.

         The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency ("OCC") and the Federal Deposit Insurance Corporation. The Company is subject to regulation by Federal Reserve and to limited regulation by the South Carolina State Board of Financial Institutions. The Bank maintains branch locations in Greenville and Piedmont, South Carolina in addition to its headquarters in Easley, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent"), which is an insurance agency. In 2005 and 2004, Crescent's transactions were immaterial to the consolidated financial statements.

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

   Concentrations of credit risk

     The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Bank monitors concentrations in its customer base using the North American Industry Codes ("NAIC"). As of December 31, 2005, the Bank has concentrations of credit in real estate rental and leasing, construction, retail trade, professional, scientific and technical services, manufacturing, accommodation and food services, health care and social assistance, and other services, which by NAIC category comprise over 25 percent of Tier 1 Capital adjusted for the allowance for loan losses.

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

                                                                     (Continued)

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

    The Company reviews all investments with unrealized losses as of the balance sheet date for possible impairment. Our review consists of an examination of each security with regard to its issuer, credit rating, time to maturity and likelihood of sale prior to maturity. Any losses determined to be other than temporary are recognized through the income statement.

     Other investments include the Bank's stock investments in the Federal Reserve Bank of Richmond ("Reserve Bank") and the Federal Home Loan Bank of Atlanta ("FHLB"). The Bank, as a member institution, is required to own certain stock investments in the Reserve Bank and FHLB. The stock is generally pledged against any borrowings from the Reserve Bank and FHLB. No ready market exists for the stock and it has no quoted market value. However, redemption of these stock investments has historically been at par value.

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

     Generally, the accrual of interest will be discontinued on impaired loans when principal or interest becomes 90 days past due, or when payment in full is not anticipated, and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status.

     Fee income on loans is recognized as income at the time loans are originated. Due to the short-term nature of the majority of the Bank's loans and the immateriality of the net deferred amount, this method approximates the income that would be earned if the Company deferred loan fees and costs under SFAS 91.

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

                                                                     (Continued)

     The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that all lenders value a loan at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement.

     Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

     Under SFAS No. 114, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

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

   Earnings per common share

     Basic earnings per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per common share. As of December 31, 2005 there were 33,620 common stock equivalents, all of which were related to options issued by the Company. The Company declared 10 percent stock dividends to shareholders of record as of May 10, 2005, May 11, 2004, March 17, 2003 and April 30, 2002. All share and per share amounts on the Consolidated Statements of Income have been restated to reflect these transactions.



                                                                     (Continued)

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

         Investment securities - Fair values for investment securities are based on quoted market prices. The carrying amounts of Reserve Bank and FHLB stocks approximate their fair values.

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

Stock Based Compensation

     The Company has issued stock options to certain directors who were organizers of the Company and the Bank, and also has a stock-based director and employee compensation plan (the "2003 Plan") as further described in
     Note 16. The Company accounts for stock options under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation cost is reflected in net income, as all stock options granted had an

                                                                     (Continued)
     exercise price equal to the market value of the underlying common stock on the date of grant. Under the 2003 Plan, 18,000 options were granted during 2004 and during 2005. Subsequent to the grant dates, 10% stock dividends were declared, which converted the number of options outstanding and decreased the exercise price as well. See Note 16 for additional information.

     In 2006 the Company will adopt the provisions of SFAS No. 123(R) "Share Based Payment." SFAS No. 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their financial statements. In preparation for adoption of the standard, the Company elected to accelerate the vesting of options granted in 2004 and 2005 under the 2003 Plan.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (R), "Accounting for Stock-Based Compensation," to stock-based compensation. It includes the effect of accelerating the vesting of options granted under the 2003 plan.

                                                                                                 Year ended December 31,
                                                                                                 -----------------------
                                                                                          2005              2004             2003
                                                                                          ----              ----             ----
Net income:
As reported ...................................................................      $   1,061,265      $   664,057      $   356,048
Deduct:  Total stock-based compensation expense determined
under fair value based method for all awards,  net of related tax
effects .......................................................................            105,581            5,844                -
                                                                                     -------------      -----------      -----------
Pro forma .....................................................................      $     955,684      $   658,213      $   356,048
                                                                                     =============      ===========      ===========

Basic earnings per common share
As reported ...................................................................      $         .89       $      .57       $      .30
Pro forma .....................................................................      $         .80       $      .56       $      .30

Diluted earnings per common share
As reported ...................................................................      $         .86       $      .56       $      .30
Pro forma .....................................................................      $         .77       $      .55       $      .30

     The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used was an average of approximately 4.01 percent, which was the 10 Year Constant Maturity Rate on US Treasury Securities during the month in which the options were granted. The assumed dividend rate was zero and the expected option life was 10 years. Volatility is difficult to measure accurately due to the low volume of trading of the Company's stock. The above estimates were calculated assuming 6% volatility for 2005 and 2004 option grants.

   Recently issued accounting standards

     The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

     In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised
     2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first annual reporting period beginning after December 15, 2005. SFAS No. 123(R) allows for adoption using either the modified prospective or modified retrospective methods. The Company anticipates using the modified prospective method when this statement is adopted in the first quarter of 2006. The Company is currently evaluating the impact upon adoption of SFAS No. 123(R).

     In April 2005, the Securities and Exchange Commission's Office of the Chief Accountant and its Division of Corporation Finance issued Staff Accounting Bulletin ("SAB") No.107 to provide guidance regarding the
                                                                     (Continued)
     application of SFAS No.123(R). SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also reminds public companies of the importance of including disclosures within filings made with the SEC relating to the accounting for share-based payment transactions, particularly during the transition to SFAS No. 123(R).

     During the last half of 2005, the FASB issued four FASB Staff Positions ("FSP's") related to the implementation of SFAS No. 123(R). These FSP's related to (1) the classification and measurement of freestanding financial instruments originally issued in exchange for employee services, (2) the application of grant date as defined in SFAS No. 123(R), (3) the transition election related to accounting for the tax effects of share-based payment awards, and (4) the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. The issuance of these FSP's by the FASB are intended to clarify the interpretation of the guidance related to these specific issues when implementing SFAS No. 123(R).

     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29." The standard is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and eliminates the exception under ABP Opinion No. 29 for an exchange of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's financial position or results of operations.

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle, unless it is impracticable, in which case the changes should be applied to the latest practicable date presented. SFAS No. 154 also requires that a correction of an error be reported as a prior period adjustment by restating prior period financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

     In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations--an interpretation of FASB Statement No. 143." This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred--generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted FIN No. 47 in 2005 and its adoption had no material effect on financial position or results of operations.

     In March 2004, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." This Issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and it also provides guidance on quantitative and qualitative disclosures. The disclosure requirements in paragraph 21 of this Issue were effective for annual financial statements for fiscal years ending after December 15, 2003 and were adopted by the Company effective December 31, 2003.

                                                                     (Continued)

     The recognition and measurement guidance in paragraphs 6-20 of this Issue was to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004, but was delayed by FASB action in October 2004 through the issuance of a proposed FSP on the issue. In July 2005, the FASB issued FSP FAS 115-1 and FSP FAS 124-1--"The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company has evaluated the impact that the adoption of FSP FAS 115-1 and FSP FAS 124-1 and has concluded that the adoption will not have a material impact on financial position and results of operations upon adoption.

     In December 2005, the FASB issued FSP SOP 94-6-1, "Terms of Loan Products that May Give Rise to a Concentration of Credit Risk." The disclosure guidance in this FSP is effective for interim and annual periods ending after December 19, 2005. The FSP states that the terms of certain loan products may increase a reporting entity's exposure to credit risk and thereby may result in a concentration of credit risk as that term is used in SFAS No. 107, either as an individual product type or as a group of products with similar features. SFAS No. 107 requires disclosures about each significant concentration, including "information about the (shared) activity, region, or economic characteristic that identifies the concentration." The FSP suggests possible shared characteristics on which significant concentrations may be determined which include, but are not limited to:

              Borrowers subject to significant payment increases; Loans with terms that permit negative amortization; and Loans with high loan-to-value ratios.

     This FSP requires entities to provide the disclosures required by SFAS No. 107 for loan products that are determined to represent a concentration of credit risk in accordance with the guidance of this FSP for all periods presented. The Company adopted this disclosure standard effective December 31, 2005.

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


NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Reserve Bank. At December 31, 2005 and 2004 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

         When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2005 and 2004 federal funds sold amounted to $3,183,000 and $4,130,595, respectively.

NOTE 4 - INVESTMENT SECURITIES

         The   amortized   cost  and  fair   value  of   investment   securities
available-for-sale are as follows:

                                                                                          December 31, 2005
                                                                                          -----------------
                                                                                           Gross unrealized
                                                                     Amortized             ----------------                  Fair
                                                                       cost             Gains            Losses              value
                                                                       ----             -----            ------              -----
Federal agencies ...........................................        $7,762,658        $        -        $   87,089        $7,675,569
Mortgage-backed securities .................................           689,226                 -            26,147           663,079
Municipal bonds ............................................         1,361,229               116            10,328         1,351,017
                                                                    ----------        ----------        ----------        ----------
        Totalinvestmentsecuritiesavailable-
        for-sale ...........................................        $9,813,113        $      116        $  123,564        $9,689,665
                                                                    ==========        ==========        ==========        ==========
                                                                                          December 31, 2004
                                                                                          -----------------
                                                                                           Gross unrealized
                                                                     Amortized             ----------------                 Fair
                                                                       cost             Gains             Losses            value
                                                                       ----             -----             ------            -----
Federal agencies ............................................       $7,500,000       $    5,156         $   29,687       $7,475,469
Mortgage-backed securities ..................................          886,633            4,313             11,342          879,604
Corporate bonds .............................................          215,198            2,126                  -          217,324
Municipal bonds .............................................          404,241              980              2,090          403,131
                                                                    ----------       ----------         ----------       ----------
        Total investment securities available-
        for-sale ............................................       $9,006,072       $   12,575         $   43,119       $8,975,528
                                                                    ==========       ==========         ==========       ==========

         While the majority of the Company's U.S. Government agency bonds, municipal bonds and U.S. government agency mortgage-backed securities are in an unrealized loss position as of December 31, 2005, none of these securities is expected to have a loss of principal at final maturity. Furthermore, the weighted average life of the securities portfolio is less than three years and the majority of the securities with losses have a remaining life of less than two years. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuers and therefore, these losses are not considered other-than-temporary.

         The   amortized   cost  and  fair   value  of   investment   securities
held-to-maturity as of December 31, 2005 and 2004 are summarized in the table below.

                                                                                          December 31, 2005
                                                                                          -----------------
                                                                                           Gross unrealized
                                                                     Amortized             ----------------                  Fair
                                                                       cost             Gains            Losses              value
                                                                       ----             -----            ------              -----
Federal agencies held-to-maturity ..................              $3,704,861        $    5,079        $    2,815          $3,707,125
                                                                  ==========        ==========        ==========          ==========
                                                                                          December 31, 2004
                                                                                          -----------------
                                                                                           Gross unrealized
                                                                     Amortized             ----------------                  Fair
                                                                       cost             Gains            Losses              value
                                                                       ----             -----            ------              -----
Federal agencies held-to-maturity ..................               $3,713,645        $   98,792        $       -          $3,812,437
                                                                   ==========        ==========        =========          ==========

                                                                     (Continued)

         The Bank, as a member institution, is required to own stock in the Reserve Bank and the FHLB. These stocks are included in the accompanying Consolidated Balance Sheets under the caption "Other investments". No ready market exists for these stock investments and they have no quoted market value. However, redemption of these stocks has historically been at par value.

         The amortized cost and fair value of securities at December 31, 2005, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          December 31, 2005
                                                          -----------------
                                                      Amortized          Fair
                                                         Cost            Value
                                                         ----            -----
Within one year ................................     $ 6,702,756     $ 6,654,937
Due after one through five years ...............       4,264,763       4,227,756
Due after five through ten years ...............       2,550,455       2,514,097
Reserve Bank and FHLB stock (no maturity) ......         609,800         609,800
                                                     -----------     -----------

    Total investment securities ................     $14,127,774     $14,006,590
                                                     ===========     ===========

         At December 31, 2005 and 2004, securities with a fair value of $7,467,531 and $9,259,147, respectively, were pledged to collateralize public deposits, sweep accounts, and repurchase agreements. The Company sold one security in 2004 at a gain of $5,230. There were no realized gains or losses for the years ended December 31, 2005 or 2003.

NOTE 5 - LOANS

         The composition of net loans by major loan category is presented below.

                                                             December 31,
                                                             ------------
                                                         2005             2004
                                                         ----             ----

Commercial .....................................     $19,092,140     $13,355,098
Real estate - construction .....................      21,267,137      16,011,109
Real estate - mortgage .........................      45,379,096      42,932,263
Consumer .......................................       1,593,527       2,859,683
                                                     -----------     -----------

Loans, gross ...................................      87,331,900      75,158,153

Less allowance for possible loan losses ........       1,058,295         919,384
                                                     -----------     -----------

Loans, net .....................................     $86,273,605     $74,238,769
                                                     ===========     ===========

         At December 31, 2005 and 2004 there were no nonaccruing or impaired loans. Activity in the allowance for possible loan losses for the years ended December 31, 2005, 2004, and 2003 is summarized in the table below.

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                     2005                2004                2003
                                                                                     ----                ----                ----
Allowance for possible loan losses, beginning of year ................         $   919,384          $   727,971          $   553,372
Provision for loan losses ............................................             140,347              197,010              173,574
Charge-offs ..........................................................              (1,436)              (5,597)                   -
Recoveries ...........................................................                   -                    -                1,025
                                                                               -----------          -----------          -----------
Allowance for possible loan losses, end of year ......................         $ 1,058,295          $   919,384          $   727,971
                                                                               ===========          ===========          ===========

         As of December 31, 2005, approximately $51.5 million or 58.9% of total gross loans were variable rate loans. As of December 31, 2005, the FHLB held a lien on loans identified by the Bank to the FHLB as eligible collateral for borrowings.

NOTE 6 - PROPERTY AND EQUIPMENT

         Components of property and equipment included in the balance sheet are as follows:

                                                              December 31,
                                                              ------------
                                                         2005             2004
                                                         ----             ----
Land and improvements ........................       $1,477,328       $1,419,662
Bank premises ................................        2,801,162        2,165,975
Furniture, equipment and software ............        1,252,628          907,805
Vehicles .....................................           66,065           66,065
                                                     ----------       ----------
        Property and equipment ...............        5,597,183        4,559,507
Accumulated depreciation .....................        1,019,325          780,524
                                                     ----------       ----------
    Property and equipment, net ..............       $4,577,858       $3,778,983
                                                     ==========       ==========


         Depreciation expense for the years ended December 31, 2005 2004, and 2003, amounted to $242,378, $212,605, and $203,841, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

        Type of Asset                                 Life in Years                         Depreciation Method
--------------------------------            -------------------------------------          ---------------------------
      Furniture, equipment and software                     3 to 7                              Straight-line
      Improvements                                          5 to 40                             Straight-line
      Vehicles                                              5                                   Straight-line


NOTE 7 - DEPOSITS

         The following is a detail of the deposit accounts as of:

                                                            December 31,
                                                            ------------
                                                      2005               2004
                                                      ----               ----

Noninterest bearing ........................       $10,451,922       $ 9,405,078
Interest bearing:
     NOW accounts ..........................        15,965,816        13,416,502
     Money market accounts .................         6,244,480        15,372,975
     Savings ...............................         3,545,435         4,005,567
     Time, less than $100,000 ..............        29,438,852        23,306,873
     Time, $100,000 and over ...............        26,005,536        17,011,949
                                                   -----------       -----------

     Total deposits ........................       $91,652,041       $82,518,944
                                                   ===========       ===========

         Interest expense on time deposits greater than $100,000 was $699,928 in 2005, $374,435 in 2004, and $345,564 in
2003.

         At December 31, 2005 the scheduled maturities of certificates of deposit are as follows:

         2006 ......................................    $ 31,284,804
         2007 ......................................       9,528,229
         2008 ......................................       7,000,737
         2009 ......................................       5,978,506
         2010 ......................................       1,652,112
                                                        ------------
                                                        $ 55,444,388

NOTE 8 - CUSTOMER REPURCHASE AGREEMENTS

         Customer repurchase agreements consist of the following:

                                                             December 31,
                                                             ------------
                                                       2005                2004
                                                       ----                ----
Sweep accounts .............................        $1,783,884        $4,483,993
Retail repurchase agreements ...............         1,300,000         1,000,000
                                                    ----------        ----------
                                                    $3,083,884        $5,483,993
                                                    ==========        ==========

         The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2005, the Bank had two retail repurchase agreements that mature in April 2006.
U. S. Government securities with an amortized cost of $5,600,000 and $6,509,823 (fair value of $5,538,781 and $6,547,000) were used as collateral for the sweep accounts and repurchase agreements, at December 31, 2005 and 2004, respectively.


NOTE 9 -BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

         At December 31, 2005 and 2004, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank's assets. Funds borrowed from the FHLB are collateralized by a blanket lien on loans. At December 31, the Bank had advances outstanding as follows:

                                  December 31,
                                  ------------
                             2005            2004               Interest Rate     Maturity Date           Terms
                             ----            ----               -------------     -------------           -----
                         $1,500,000        $1,500,000               2.91%          10/20/2006             Fixed rate
                          1,500,000         1,500,000               3.60           10/20/2008             Fixed rate
                            355,556           400,000               4.49           12/01/2013        Fixed rate, amortizing
                            324,074                 -               4.89            4/14/2014        Fixed rate, amortizing
                            666,875                 -               4.78            7/27/2015        Fixed rate, amortizing
                         ----------        ----------
                         $4,346,505        $3,400,000
                         ==========        ==========

         During 2005, the highest balance as of any month end for borrowings from the FHLB was $6.7 million. The average rate paid on the advances during the year was 3.56%. The average balance of FHLB advances for 2005 was $3.9 million. During 2004, the highest balance outstanding at any month end was $5.0 million. The average balance for 2004 during which an advances were outstanding was $2.5 million. The average interest rate paid on advances in 2004 was 1.88%.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

         The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2005, there was no litigation pending.

         The Company has approximately four years remaining on its contract with
a  data  processing  service.   Monthly  data  processing  costs  are  currently
approximately $15,000.

         From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2005 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

         Refer to Note 14 concerning financial instruments with off balance sheet risk.

NOTE 11 - UNUSED LINES OF CREDIT

         At December 31, 2005, the Bank had unused lines of credit to purchase federal funds totaling $4,350,000 from unrelated banks. These lines of credit are available on a one to fourteen-day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option.


NOTE 12 - INCOME TAXES

         The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

                                                                              Year ended December 31,
                                                                              -----------------------
                                                                2005                    2004                   2003
                                                               -----                    ----                   ----
Tax expense at statutory rate ....................   $571,850         34%      $357,800      34%       $183,400       34%
Increase (decrease) in taxes resulting from:
     State income taxes, net of federal
          benefit ................................     32,500          2         20,800        2         10,600        2
     Other .......................................     16,308          1         10,298        1        (10,582)      (2)
                                                     --------         --       --------        -       --------       --
Income tax provision .............................   $620,658         37%      $388,898       37%      $183,418        34%
                                                     ========         ==       ========       ==       ========        ==

         The income tax effect of cumulative temporary differences at December 31, are as follows:

                                                             2005         2004
                                                             ----         ----
Deferred tax asset:
  Allowance for loan losses ..........................   $ 358,732    $ 311,000
  Unrealized net loss on securities available for sale      41,972       10,400
  Depreciation .......................................    (121,678)    (107,000)
  Prepaid expenses ...................................     (32,432)           -
  Other ..............................................       9,121            -
                                                         ---------    ---------
         Net deferred tax assets .....................   $ 255,715    $ 214,400
                                                         =========    =========

         The net deferred taxes are included in other assets in the consolidated balance sheets.

The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

                                                      Year ended
                                                      December 31,
                                                      ------------
                                            2005          2004            2003
                                            ----          ----            ----

Income taxes currently payable .......    $ 630,401     $ 461,398     $ 222,618

Deferred income tax benefit ..........       (9,743)      (72,500)      (39,200)
                                          ---------     ---------     ---------

        Income tax provision .........    $ 620,658     $ 388,898     $ 183,418
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

         A  summary  of  loan  transactions  with  directors,   including  their
affiliates, and executive officers are as follows:

                                                Year ended December 31,
                                                -----------------------
                                           2005           2004           2003
                                           ----           ----           ----
Balance, beginning of year ........     $4,476,992     $3,725,723     $1,461,682
New loans or lines of credit ......      4,418,461      3,627,940      3,830,800
Less loan payments ................      2,625,854      2,876,671      1,566,759
                                        ----------     ----------     ----------
Balance, end of year ..............     $6,269,599     $4,476,992     $3,725,723
                                        ==========     ==========     ==========

         Deposits by directors, executive officers, and their related interests, at December 31, 2005 and 2004 were $2,829,561 and $1,538,693, respectively.


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

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2005 and 2004, unfunded commitments to extend credit were $17,280,622 and $14,897,187, respectively, and outstanding letters of credit were $544,660 and $464,308, respectively. At December 31, 2005, the unfunded commitments consisted of $14.1 million at variable rates and approximately $3.1 million at fixed rates with $11.5 million expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing and were immaterial in 2005 and 2004.

     The Bank also offers an automatic overdraft protection product. Approximately $1.1 million of overdraft protection is available under this product as of December 31, 2005. The Bank expects that much of this capacity will not be utilized. During 2005 the average balance of demand deposit overdrafts was approximately $19,000.


NOTE 15 - EMPLOYEE BENEFIT PLAN

         The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2005, 2004, and 2003 amounted to $35,925, $31,822, and $29,831, respectively.

NOTE 16 - STOCK OPTION PLANS

         In 1999, the Board of Directors awarded options (the "Organizers' Options") to purchase 4,000 shares of the Company's common stock to each of the organizing directors of the Company and the Bank (an aggregate of 40,000 shares). These options had an exercise price of $10.00 per share and became exercisable in one-third increments each year beginning on December 14, 2000. The Organizers' Options expire ten years from the date of grant, unless they terminate sooner as a result of the holder's ceasing to be a director. Pursuant to the option agreements as further discussed below, the total number of such options outstanding has been adjusted to 53,240, and the exercise price has been adjusted to $7.51 per share as a result of the stock dividends discussed in Note 17 below.

         In 2003, the Company's shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the "2003 Plan"), which reserved 125,000 shares of the Company's common stock for issuance upon exercise of options. Pursuant to the 2003 Plan as further discussed below, the number of shares reserved for issuance has been increased to 151,250 shares as a result of the 10% stock dividends declared in 2004 and 2005, which is discussed in Note 17 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors or by a Committee of Directors designated by the Board at an exercise price equal to the fair market value of the Company's common stock on the date of grant. A summary of the activity in the plans is presented below:

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                   2005                      2004                        2003
                                                                   ----                      ----                        ----
                                                                      Weighted                   Weighted                   Weighted
                                                                      Average                     Average                    Average
                                                                      Exercise                   Exercise                   Exercise
                                                          Shares       price        Shares         price        Shares        price
                                                          ------       -----        ------         -----        ------        -----
Outstanding at beginning of year ......................    74,487       $ 7.85       52,707        $ 6.83      56,611          $6.83
Granted (1) ...........................................    19,800        11.82       21,780         10.33           -              -
Exercised .............................................         -            -            -             -           -              -
Forfeited or expired ..................................         -            -            -             -      (3,904)         $6.83
 ......................................................         -                         -                   -------

Outstanding at end of year ............................    94,287       $ 8.68       74,487        $ 7.85      52,707          $6.83
                                                          =======                   =======                   =======

Options exercisable at end of year ....................    94,287       $ 8.68       52,707        $ 6.83      52,707          $6.83

Shares available for grant ............................   109,670                   129,470                   151,250

(1) As described in Note 1, vesting of options granted in 2004 and 2005 was accelerated to December 31, 2005.

         As described in Note 17 below, the Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 10, 2005, May 11, 2004, March 17, 2003, and on April 30, 2002. The agreements relating to the Organizers' Options provide for proportionate adjustments in the number of shares subject to options and the exercise price of options in the event of stock dividends, stock splits and other similar stock transactions. Similarly, the 2003 Plan provides for proportionate adjustments in the number of shares reserved for issuance under the 2003 Plan, the number of shares subject to outstanding options and the exercise prices of outstanding options in the event of such transactions.


NOTE 17 - DIVIDENDS

         The Company has never paid cash dividends. The Company's ability to pay cash dividends is within the discretion of its Board of Directors, and is dependent on the Company's receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Furthermore, because of its current growth plans, the Company has no current plans to pay cash dividends even if it would be able to do so. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 10, 2005, May 11, 2004, March 17, 2003 and on April 30, 2002.

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 2005, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                             To be well capitalized
                                                                                          For capital        under prompt corrective
                                                                                        adequacy purposes        action provisions
                                                                     Actual                   Minimum                  Minimum
                                                                     ------                   -------                  -------
                                                              Amount        Ratio         Amount     Ratio       Amount        Ratio
                                                              ------        -----         ------     -----       ------        -----
                                                                                      (Dollars in thousands)
As of December 31, 2005
Total Capital (to risk weighted assets) ..............       $12,082         12.79%    $ 7,557        8.0%     $ 9,447        10.0%
Tier 1 Capital (to risk weighted assets) .............        11,024         11.67       3,779        4.0        5,668         6.0
Tier 1 Capital (to average assets) ...................        11,024          9.95       4,433        4.0        5,541         5.0

As of December 31, 2004
Total Capital (to risk weighted assets) ..............       $ 8,850         11.1%     $ 6,395        8.0%     $ 7,994        10.0%
Tier 1 Capital  (to risk weighted assets) ............         7,930          9.9        3,198        4.0        4,797         6.0
Tier 1 Capital  (to average assets) ..................         7,930          8.4        3,778        4.0        4,723         5.0

The Company is also subject to capital adequacy guidelines established by the Reserve Bank, but in 2005 and 2004 for holding companies with total assets of $150 million or less, capital adequacy was measured by the Bank's capital adequacy.

NOTE 19 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of the Company's financial instruments were as follows:

                                                                                                December 31,
                                                                                                ------------
                                                                                    2005                            2004
                                                                                    ----                            ----
                                                                        Carrying           Fair           Carrying           Fair
                                                                         Amount            Value           Amount            Value
                                                                         ------            -----           ------            -----
FINANCIAL ASSETS
      Cash and due from banks ..................................      $ 2,716,965      $ 2,716,965      $ 3,008,847      $ 3,008,847
      Federal funds sold .......................................        3,183,000        3,183,000        4,130,595        4,130,595
      Investment securities ....................................       14,004,326       14,006,590       13,221,273       13,221,273
      Loans, gross .............................................       87,331,900       86,975,740       75,158,153       75,178,968
     Cash surrender value of life insurance policies ...........        1,573,038        1,573,038        1,515,172        1,515,172
FINANCIAL LIABILITIES
      Deposits .................................................       91,652,041       88,379,085       82,518,944       80,057,167
      Customer repurchase agreements ...........................        3,083,884        3,051,367        5,483,993        5,483,993
      Borrowings from FHLB .....................................        4,346,505        4,277,218        3,400,000        3,366,174


NOTE 20 - PARENT COMPANY INFORMATION

         Following is condensed financial information of Cornerstone Bancorp (parent company only):

                                                                                                             December 31,
                                                                                                             ------------
                                                                                                       2005                2004
                                                                                                       ----                ----
ASSETS
     Cash and interest bearing deposits ..............................................            $ 2,860,340            $   836,037
     Investment in subsidiary ........................................................             10,942,761              7,909,750
     Other assets ....................................................................                 40,000                 40,000
                                                                                                  -----------            -----------
                  Total Assets .......................................................            $13,843,101            $ 8,785,787
                                                                                                  ===========            ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Accrued expenses ................................................................            $    15,116            $     8,327
     Shareholders' equity ............................................................             13,827,985              8,777,460
                                                                                                  -----------            -----------
                  Total Liabilities and Shareholders' Equity .........................            $13,843,101            $ 8,785,787
                                                                                                  ===========            ===========










                                                                     (Continued)

                         CONDENSED STATEMENTS OF INCOME

                                                                                            Year ended December 31,
                                                                                            -----------------------
                                                                                  2005                2004                  2003
                                                                                  ----                ----                  ----
INCOME
    Interest ........................................................         $    13,031          $     9,469          $    11,839

EXPENSES
    Sundry ..........................................................              46,094               44,428               54,794
                                                                              -----------          -----------          -----------
         Loss before equity in undistributed net
           income of bank subsidiary ................................             (33,063)             (34,959)             (42,955)

    Equity in undistributed net income of subsidiary
                                                                                1,094,328              699,016              399,003
                                                                              -----------          -----------          -----------
         Net income .................................................         $ 1,061,265          $   664,057          $   356,048
                                                                              ===========          ===========          ===========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                                Year ended December 31,
                                                                                                -----------------------
                                                                                       2005               2004              2003
                                                                                       ----               ----              ----
OPERATING ACTIVITIES
    Net income ............................................................       $ 1,061,265        $   664,057        $   356,048
         Adjustments to reconcile net income to net
             cash provided by (used for) operating  activities
         Equity in undistributed net income of subsidiary .................        (1,094,328)          (699,016)          (399,003)
         Increase (decrease) in accrued expenses ..........................             6,789              2,337              5,732
                                                                                  -----------        -----------        -----------
                   Net cash used for operating activities .................           (26,274)           (32,622)           (37,223)

INVESTING ACTIVITIES
    Investment in bank subsidiary .........................................        (2,000,000)                 -                  -

FINANCING ACTIVITIES
       Proceeds from sale of common stock, net ............................         4,053,147
    Cash paid in lieu of fractional shares ................................            (2,570)            (1,360)              (317)
                                                                                  -----------        -----------        -----------
                Net cash provided by (used for)
                    financing activities ..................................         4,050,577             (1,360)              (317)
                                                                                  -----------        -----------        -----------

         Net increase (decrease) in cash ..................................         2,024,303            (33,982)           (37,540)

Cash, beginning of year ...................................................           836,037            870,019            907,559
                                                                                  -----------        -----------        -----------

Cash, end of year .........................................................       $ 2,860,340        $   836,037        $   870,019
                                                                                  ===========        ===========        ===========