Form 10KSB, Exhibit 13
period 2006-12-31
CORNERSTONE BANCORP/SC
filed 2007-03-23
CIK 1087455

EXHIBIT 13

                       CORNERSTONE BANCORP AND SUBSIDIARY
                            Portions of Registrant's
                              2006 Annual Report to
                            Shareholders Incorporated
                       by Reference into 2006 Form 10-KSB

FORWARD LOOKING STATEMENTS

         Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "intend", "expect", "believe", "anticipate", "plan", and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, adequacy of the allowance for loan losses, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors identified in this report, among others, and other risks and factors identified from time to time in the Company's other reports filed with the Securities and Exchange Commission.

         These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning the Company's future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that the Company is a relatively new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

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

WEBSITE REFERENCES

         References to the Bank's website included in, or incorporated by reference into, this report are for information purposes only, and are not intended to incorporate the website by reference into this report.

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

Lending Activities

         The Bank offers a range of lending services, including, commercial loans, consumer loans, and real estate mortgage loans. To address the risks inherent in making loans, management maintains an allowance for loan losses based on, among other things, an evaluation of the Bank's loan loss experience, management's experience at other financial institutions in the market area, peer data, the amount of and trends in past due and nonperforming loans, current economic conditions and the values of loan collateral. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and specific loans. However, because there are certain risks that cannot be precisely quantified, management's judgment of the allowance is necessarily approximate and imprecise. The adequacy and methodology of the allowance for loan losses is also subject to regulatory examination.

Real Estate Loans

         One of the primary components of the Bank's loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of short to mid-term commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). Interest rates may be fixed or adjustable and the Bank frequently charges an origination fee. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, the

Bank generally requires personal guarantees of the principal owners of the property. The loan-to-value ratio for first and second mortgage loans and for construction loans generally does not exceed 80%. In an effort to control interest rate risk, long-term residential mortgages are underwritten and funded by, and closed in the name of, third party investors.

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

         The risks associated with commercial loans vary with many economic factors, including the economy in the Bank's market areas. The well-established banks in the Bank's market areas make proportionately more loans to medium- to large-sized businesses than the Bank makes. Many of the Bank's commercial loans are made to small- to medium-sized businesses, which typically are not only smaller, but also have shorter operating histories and less sophisticated record keeping systems than larger entities. As a result, these smaller entities may be less able to withstand adverse competitive, economic and financial conditions than larger borrowers. In addition, because payments on loans secured by commercial property generally depend to a large degree on the results of operations and management of the properties, repayment of such loans may be subject, to a greater extent than other loans, to adverse conditions in the real estate market or the economy.

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

         The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the sections "Allowance for Loan Losses", "Potential Problem Loans", "Impaired Loans" and note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Earnings Performance

         The Company earned $1.7 million in 2006 or $.94 per basic common share and $.91 per diluted common share compared to $1.1 million or $.81 per basic common share and $.78 per diluted common share for the year ended December 31, 2005. This compares to $664,057 or $.52 per basic and $.51 per diluted common share for the year ended December 31, 2004. The Company's earnings have consistently improved due to the Bank's growth. The Company had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $5.5 million, $4.1 million, and $3.2 million for 2006, 2005, and 2004, respectively. The Company also had other noninterest income of $1.4 million, $1.0 million, and $719,275, in 2006, 2005, and 2004, respectively. The Company provided $445,896, $140,347, and $197,010 to the allowance for loan losses in 2006, 2005, and 2004, respectively, and had other operating expenses of $3.9 million in 2006, $3.3 million in 2005, and $2.7 million in 2004.

Net Interest Income

         Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and the relative funding of these assets. Due to the fact that the Bank's and therefore, the Company's, assets are largely monetary in nature, material changes in interest rates can have a material impact on the Bank's net interest income. The Company and the Bank monitor the Bank's assets and liabilities and the interest sensitivity of these assets and liabilities using various tools, including models which attempt to calculate the impact on the Bank's net interest margin as interest rates change. However, these models, as well as the tables included here, employ assumptions about the Bank's interest sensitive assets and liabilities which may or may not prove to be accurate. Such assumptions include, but are not limited to, repayment patterns of borrowers, calls of securities, and unscheduled redemptions of certificates of deposit. The tables on the following pages include historical analyses of yields earned and rates paid on interest sensitive assets and liabilities, the effects of changes in the volume and relative mix of interest sensitive assets and liabilities, the effect of changes in interest rates, and the ratio of assets and liabilities repricing over specific time horizons. While the Company's and the Bank's management cannot predict the timing and extent of changes in interest rates, they do attempt to manage the Bank's interest rate sensitivity to enable the Company to react to protect the Company's earnings stream throughout various interest rate cycles.

         For the years ended December 31, 2006, 2005, and 2004, net interest income was $5.5 million, $4.1 million, and $3.2 million, respectively. The consistent increases were attributable to increases in the volume of loans (see "Rate/Volume Analysis of Net Interest Income" below) as well as the interest rate earned on loans. In 2005, increases in rates had a significant impact on interest income, particularly in interest income from loans. In 2006, total average interest earning assets increased to $113.1 million compared to $94.5 million in 2005. The average yield on interest earning assets increased 101 basis points to 7.62% in 2006 compared to 6.61% in 2005. The average cost of interest bearing liabilities increased 80 basis points to 3.39% in 2006 from 2.59% in 2005. Rates on interest earning assets and interest bearing liabilities have continued to adjust as accounts have matured and re-priced from interest rates considered historic lows in 2004. The net yield on average interest earning assets increased in 2006 to 4.83% from 4.35% in 2005. The interest rate spread in 2006 was 4.23% compared to 4.02% in 2005.

         The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2006 and 2005.

                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                            Year ended December 31, 2006        Year ended December 31, 2005
                                                            ----------------------------        ----------------------------
                                                                        Interest                             Interest
                                                           Average       Income/    Yields/     Average       Income/    Yields/
                                                         Balances(1)     Expense    Rates(2)  Balances(1)     Expense   Rates(2)
                                                         -----------     -------    --------  -----------     -------   --------
Assets
Securities ..............................................   $ 17,234       $  792     4.59%      $ 12,313       $  464     3.77%
Federal Funds Sold ......................................      5,864          294     5.01%         4,495          149     3.31%
Loans (3), (4) ..........................................     90,018        7,538     8.37%        77,654        5,631     7.25%
                                                            --------       ------                --------       ------
       Total interest earning assets ....................    113,116        8,624     7.62%        94,462        6,244     6.61%
Cash and due from banks .................................      2,396                                2,104
Allowance for loan losses ...............................     (1,120)                               (969)
Premises and equipment ..................................      4,472                                4,312
Cash surrender value of life insurance policies .........      1,600                                1,543
Other assets ............................................      1,250                                  842
                                                            --------                             --------
       Total assets .....................................   $121,714                             $102,294
                                                            ========                             ========

Liabilities and shareholders' equity
Interest bearing liabilities
     Interest bearing transaction accounts ..............   $ 14,112          155     1.10%      $ 13,510          140     1.04%
     Savings and money market ...........................     10,074          165     1.64%        11,689          137     1.17%
     Time deposits ......................................     60,252        2,577     4.28%        49,939        1,668     3.34%
                                                            --------       ------                --------       ------

       Total interest bearing deposits ..................     84,438        2,897     3.43%        75,138        1,945     2.59%
Federal Funds purchased and
    customer repurchase agreements ......................      4,795          116     2.42%         3,605           54     1.50%
FHLB advances ...........................................      3,973          149     3.75%         3,928          140     3.56%
                                                            --------       ------                --------       ------
       Total interest bearing liabilities ...............     93,206        3,162     3.39%        82,671        2,139     2.59%
                                                                           ------                               ------
Noninterest bearing demand deposits and other
    liabilities .........................................     12,389                                9,573
Shareholders' equity ....................................     16,119                               10,050
                                                            --------                             --------
       Total liabilities and shareholders' equity .......   $121,714                             $102,294
                                                            ========                             ========
Interest rate spread (5) ................................                             4.23%                                4.02%
                                                                                      -----                                -----
Net interest income and net yield on earning assets(6)                     $5,462     4.83%                     $4,105     4.35%
                                                                           ======     -----                     ======     -----
Interest free funds supporting earning assets (7) .......    $19,910                             $ 11,791

(1)  Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence. Yield calculated on a pre-tax basis. The estimated tax equivalent yield on securities was 4.80% in 2006 and 3.82% in 2005.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is not considered material.
(5) Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6)  Net interest income divided by total interest earning assets.
(7)  Total interest earning assets less total interest bearing liabilities.

Rate/Volume Analysis of Net Interest Income

         As indicated in the caption "Net Interest Income", the Bank's net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. In 2006 and 2005, increases in interest rates had the greatest overall impact on net interest income. However, in both years changes in balances also had a significant impact on net interest income.

                  Year ended December 31, 2006 compared to 2005

                                                                                       Increase (Decrease) Due to
                                                                                       --------------------------
                                                                                         (Dollars in Thousands)
                                                                            Rate            Volume       Rate/Volume(1)       Change
                                                                            ----            ------       --------------       ------
Interest earned on:
     Securities (2) ............................................           $  102           $  185           $   41           $  328
     Federal Funds sold ........................................               77               45               24              146
     Loans .....................................................              872              896              139            1,907
                                                                           ------           ------           ------           ------
         Total interest income .................................            1,051            1,126              204            2,381

Interest paid on:
     Deposits ..................................................              531              332               89              952
     Federal Funds purchased and customer
             repurchase agreements .............................               33               18               11               62
     FHLB advances .............................................                7                2                -                9
                                                                           ------           ------           ------           ------
              Total interest expense ...........................              571              352              100            1,023
                                                                           ------           ------           ------           ------

Change in Net Interest Income ..................................           $  480           $  774           $  104           $1,358
                                                                           ======           ======           ======           ======

                  Year Ended December 31, 2005 compared to 2004
                                                                                        Increase (Decrease) Due to
                                                                                        --------------------------
                                                                                          (Dollars in Thousands)
                                                                        Rate             Volume       Rate/Volume(1)        Change
                                                                        ----             ------       ---------------        ------
Interest earned on:
   Securities (2) ..........................................          $   (13)          $   (17)          $     -           $   (30)
   Federal Funds sold ......................................               64                16                21               101
   Loans ...................................................              732               768               141             1,641
                                                                      -------           -------           -------           -------
         Total interest income .............................              783               767               162             1,712

Interest paid on:
   Deposits ................................................              286               373               109               768
   Federal Funds purchased and customer
        repurchase agreements ..............................               21               (26)               (8)              (13)
   FHLB advances ...........................................               42                27                24                93
                                                                      -------           -------           -------           -------
              Total interest expense .......................              349               374               125               848
                                                                      -------           -------           -------           -------

Change in Net Interest Income ..............................          $   434           $   393           $    37           $   864
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

         On a cumulative basis, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2006 of $10.5 million, for a cumulative gap ratio of .87 calculated at the one-year time horizon. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results, as was the case at the end of 2006 with respect to the one-year time horizon. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap, falling interest rates would be expected to have a positive effect on net interest income and increasing rates would be expected to have the opposite effect.

         The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loan may be repriced contractually. Deposits in other banks and debt securities are reflected at the earlier of each instrument's repricing date for variable rate instruments or the ultimate maturity date for fixed rate instruments. Overnight federal funds sold are reflected in the earliest repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Federal funds purchased are presented in the immediate repricing interval because the interest rate paid adjusts at the beginning of each month. The table does not reflect repricing that could occur as a result of prepayment of loans or early withdrawal of time deposits or movement into or out of non-maturing deposit accounts.

                          Interest Sensitivity Analysis

                                                                             December 31, 2006
                                                                             -----------------
                                                           1-3       3-12        1-3         3-5       5-15       > 15
                                             Immediate    Months    Months      Years       Years      Years      Years       Total
                                             ---------    ------    ------      -----       -----      -----      -----       -----
                                                                          (Dollars in Thousands)
Interest earning assets
    Securities (1) .......................     $    -   $  1,498   $  1,249    $    988    $  1,248   $  8,103   $  4,904   $ 17,990
    Federal funds sold ...................      3,215          -          -           -           -          -          -      3,215
    Loans (2) ............................     47,662      3,918     10,763      16,343      16,922      1,842        106     97,556
                                             --------   --------   --------    --------    --------   --------   --------   --------
        Total interest earning assets ....     50,877      5,416     12,012      17,331      18,170      9,945      5,010    118,761
                                             --------   --------   --------    --------    --------   --------   --------   --------

Interest bearing deposits
    Interest bearing transaction accounts      15,166          -          -           -           -          -          -     15,166
    MMDAs & Savings ......................     10,093          -          -           -           -          -          -     10,093
    Time deposits ........................          -     16,957     32,115      12,091       2,876          -          -     64,039
    Customer repurchase agreements .......          -      2,364      2,000         700           -          -          -      5,064
    FHLB advances ........................          -         38        113       1,953         302        290          -      2,696
                                             --------   --------   --------    --------    --------   --------   --------   --------
        Total interest bearing ...........     25,259     19,359     34,228      14,744       3,178        290          -     97,058
        liabilities
                                             --------   --------   --------    --------    --------   --------   --------   --------

Interest sensitivity gap .................   $ 25,618   $(13,943)  $(22,216)   $  2,587    $ 14,992   $  9,655   $  5,010   $ 21,703
Cumulative interest sensitivity gap ......   $ 25,618   $ 11,675   $(10,541)   $ (7,954)   $  7,038   $ 16,693   $ 21,703
Gap ratio ................................       2.01        .28        .35        1.18        5.72      34.21          -
Cumulative gap ratio .....................       2.01       1.26        .87         .92        1.07       1.17       1.22


                                                                               December 31, 2005
                                                                               -----------------
                                                           1-3        3-12       1-3         3-5       5-15       > 15
                                           Immediate     Months      Months     Years       Years      Years      Years       Total
                                           ---------     ------      ------     -----       -----      -----      -----       -----
                                                                           (Dollars in Thousands)
Interest earning assets
    Securities (1) ......................    $     -   $    700    $  5,955    $  3,236    $    989   $  2,514   $    610   $ 14,004
    Federal funds sold ..................      3,183          -           -           -           -          -          -      3,183
    Loans (2) ...........................     47,614      3,472       7,467      11,832      15,186      1,699         62     87,332
                                            --------   --------    --------    --------    --------   --------   --------   --------
        Total interest earning assets ...     50,797      4,172      13,422      15,068      16,175      4,213        672    104,519
                                            --------   --------    --------    --------    --------   --------   --------   --------

Interest bearing deposits
    Interest bearing transaction accounts     15,966          -           -           -           -          -          -     15,966
    MMDAs & Savings .....................      9,790          -           -           -           -          -          -      9,790
    Time deposits .......................          -     18,457      15,617      15,723       5,647          -          -     55,444
    Customer repurchase agreements ......      1,784      1,300           -           -           -          -          -      3,084
    FHLB advances .......................          -         38       1,613       1,953         302        440          -      4,346
                                            --------   --------    --------    --------    --------   --------   --------   --------
        Total interest bearing ..........     27,540     19,795      17,230      17,676       5,949        440          -     88,630
        liabilities
                                            --------   --------    --------    --------    --------   --------   --------   --------

Interest sensitivity gap ................   $ 23,257   $(15,623)   $ (3,808)   $ (2,608)   $ 10,226   $  3,773   $    672   $ 15,889
Cumulative interest sensitivity gap .....   $ 23,257   $  7,634    $  3,826    $  1,218    $ 11,444   $ 15,217   $ 15,889
Gap ratio ...............................       1.84        .21         .78         .85        2.72       9.57       1.00       1.18
Cumulative gap ratio ....................                  1.84        1.16        1.06        1.01       1.13       1.17       1.18

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

                                                      Year ended December 31,
                                                      -----------------------
                                                    2006       2005        2004
                                                    ----       ----        ----
                                                       (Dollars in thousands)
Allowance for loan losses, beginning of year ..   $ 1,058    $   919    $   728
Provision for loan losses .....................       446        140        197
Charge-offs ...................................      (304)        (1)        (6)
Recoveries ....................................         -          -          -
                                                  -------    -------    -------

Allowance for loan losses, end of year ........   $ 1,200    $ 1,058    $   919
                                                  =======    =======    =======


         See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Other Income

         Other income, which consists primarily of mortgage loan origination fees, service charges on deposit accounts, and other fee income, increased by $375,887 to $1.4 million in 2006 from $1.0 million in 2005 and from $719,275 in 2004. The increase in 2006 is primarily the result of a gain on sale of land of $241,696 in 2006 which related to the sale of property adjacent to one of the Company's branch offices. The Company also reported growth in mortgage loan originations, which increased by more than $80,000 compared to 2005. Service fees on deposit accounts rose in 2006 by $63,859.

Other Expenses

         Other expenses, which consist primarily of salaries and employee benefits, occupancy costs, and data processing expenses, totaled $3.9 million in 2006, $3.3 million in 2005, and $2.7 million in 2004. Salaries and employee benefits rose to $2.3 million in 2006 from $2.0 million in 2005 and $1.5 million in 2004. The increases in each year were due to the hiring of additional staff to support the Bank's growth and annual salary increases. Incentive compensation increased in 2006 and option expense of $19,784 was included for the first time in salaries and benefits in 2006 following the adoption of SFAS No. 123(R). The cost of health insurance benefits also increased in 2006 by 23.7%. Net occupancy increased to $567,355 in 2006 over $512,011 in 2005 and $438,848 in 2004. The increase in 2006 is primarily due to a full year of expenses to maintain the branch opened in July 2005. Equipment maintenance increases accounted for $27,000 of the increase. Data processing expense increased 35.6% in 2006 after increasing by 5.5% in 2005 as compared to 2004. The data processing increases in 2006 and 2005 are primarily due to growth in the number of accounts and transactions processed by the Company's data processing provider. Advertising expenses increased 21.3% in 2006. Supplies expense decreased 5.7% in 2006. The higher supplies expense in 2005 was mainly due to set up costs for the branch opened in July 2005. Directors fees increased in 2006 due to two new directors, including one at the holding company and one at the Bank level, and due to increases in the per meeting amount paid to directors. Charge-offs on deposits included one fraudulent transaction for $25,000 that occurred in 2006. Other operating expenses increased mainly due to expenses associated with a full year of expense for the Powdersville branch. In addition, ATM processing fees, which are included in other expense, increased 32.2% or $16,000 during 2006 over 2005 levels. The Company's efficiency ratio, which is measured as the ratio of noninterest expense to the sum of net interest income plus other income expressed as a percentage, improved in 2006 to 58% compared to 64% in 2005 and 68% in 2004 as the Company's fixed expenses continued to be spread over a larger customer base.

Income Taxes

         For 2006 the Company recorded income tax expense of $794,998 compared to $620,658 in 2005 and $388,898 in 2004. The increases are due to an increase in pretax income, net of non-taxable items. The Bank accounts for income taxes under Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and prepaid expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities

         Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of SFAS No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2006, 2005, and 2004, the Bank's investment portfolio comprised approximately 14.1%, 12.4%, and 13.1%, respectively, of total assets.

         The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2006 and 2005. Available-for-sale securities are stated at estimated fair value. Held-to-maturity securities are stated at amortized cost. Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost. There are no individual issuers, other than government sponsored enterprises, whose securities represent more than 10% of the Company's consolidated shareholders' equity at December 31, 2006. Government sponsored enterprises ("GSEs") are agencies and corporations established by the U. S. Government, including among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks. Securities issued by these enterprises are not obligations of the U. S. Government and are not backed by the full faith and credit of the U. S. Government or otherwise guaranteed by the
U. S. Government. Because of the high-quality of the issuers, however, these securities generally are eligible to be used as security for public deposits of the U. S. Treasury, government agencies and corporations and states and other political subdivisions. At December 31, 2006 and 2005, securities with a fair value of $8,669,970 and $7,467,531, respectively, were pledged to collateralize public deposits, sweep accounts, and repurchase agreements.

                   Investment Securities Portfolio Composition

                                                                December31,
                                                                -----------
                                                            2006           2005
                                                            ----           ----
                                                          (Dollars in thousands)
Available for sale:
   Government sponsored enterprises ................       $ 9,191       $ 7,676
   Mortgage-backed securities ......................         4,018           663
   Municipal bonds .................................         2,967         1,351
                                                           -------       -------
      Total available for sale .....................        16,176         9,690

Held to maturity
   Government sponsored enterprises ................         1,000         3,704

Federal Reserve Bank of Richmond stock .............           388           210
Federal Home Loan Bank of Atlanta stock ............           425           400
                                                           -------       -------

Total ..............................................       $17,989       $14,004
                                                           =======       =======

         The following table presents contractual maturities and weighted average yields of securities at December 31, 2006 and 2005. Securities are presented at their carrying value (available for sale securities are carried at fair value and held to maturity securities are carried at book value, which is equal to their amortized cost.)

              Investment Securities Portfolio Maturities and Yields

                                                                              December 31, 2006               December 31, 2005
                                                                              -----------------               -----------------
                                                                            Amount           Yield(1)        Amount        Yield(1)
                                                                            ------           --------        ------        --------
                                                                             (Dollars in thousands)          (Dollars in thousands)
Available for sale securities:
Government sponsored enterprises
     Within one year ...........................................           $ 1,747              3.59%        $ 3,953           2.90%
     After one through five years ..............................             1,991              5.02%          3,223           4.40%
     After five through ten years ..............................             5,453              5.90%            500           5.75%

FNMA and FHLMC Mortgage-backed securities (2)
     After five through ten years ..............................               507              3.80%            663           3.80%
     After 10 years ............................................             3,511              5.91%              -              -%

Municipal bonds
        After five through ten years ...........................             1,453              3.59%          1,351           3.53%
        After 10 years .........................................             1,514              4.09%              -              -%

Held to maturity securities:
Government sponsored enterprises
     Within one year ...........................................             1,000              4.92%          2,703           4.55%
     After one through five years ..............................                 -                 -%          1,002           4.93%

Other securities
     No stated maturity ........................................               813              5.94%            609           5.08%
                                                                           -------                           -------
     Total .....................................................           $17,989              5.08%        $14,004           4.00%
                                                                           =======                           =======

(1)  Yields calculated on a pre-tax basis.
(2) The securities mature on an amortizing basis. They are included here in the period of final maturity.

         While thirteen of the Company's government sponsored enterprise bonds, municipal bonds and mortgage-backed securities are in an unrealized loss position as of December 31, 2006, none of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuers and therefore, these losses are not considered other-than-temporary. The Company's investments are obligations of the United States, its sponsored enterprises, or municipal securities. In the opinion of Management, there is no concentration of credit risk in the investment portfolio.

Loan Portfolio

         Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or in industries which management believes pose a material risk to the Bank, and there are no foreign loans. The Bank does have loans in certain broad categories that comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Those categories are as follows: real estate rental and leasing, construction, retail trade, health care and social assistance, and other services. The Company believes that the Bank has appropriate controls in place to monitor risks that may arise due to concentrations in the loan portfolio. Loans made outside the policy guidelines may present additional credit risk to the Company. In order to monitor these loans and the total number and amount of loans made with exceptions to loan policies, the Bank monitors all loans approved with policy exceptions. Monthly, statistics regarding the number of loans and the amount of loans with policy exceptions are reported to the Board of Directors. One of the policy exceptions reported is for loans exceeding the regulatory guidelines on loan to value ratios. The regulatory loan to value guidelines permit exceptions to the guidelines not to exceed 100% of Total Regulatory Capital for single family residential mortgage loans ($17.8 million at December 31, 2006), or for real estate loans other than single family residential loans, exceptions must not exceed 30% of Total Regulatory Capital ($5.3 million as of December 31,
2006). As of December 31, 2006, the Bank has $2.6 million of loans which exceed regulatory loan to value guidelines, an amount which is well within the allowable maximum of exceptions to the guidelines.

         The banking industry offers products that can increase credit risk should economic conditions change over the course of a loan's life. Interest-only loans, adjustable rate loans, and loans with amortization periods that differ from the maturity date (i.e., balloon payment loans) are examples of products that could subject the Company to increased credit risk in periods of changing economic conditions. The Company evaluates each customer's credit worthiness based on current and expected economic conditions and underwrites and monitors each loan for associated risks. Therefore, Management does not believe that these particular products subject the Company to unusual credit risk. As of December 31, 2006, the Bank does not portfolio residential mortgage loans with negative amortization features, long term principal only payment features, or loan to value ratios in excess of 100%.

         The Bank has a mortgage loan brokerage department that accepts mortgage applications for terms greater than 15 years. Mortgage applications are processed and sent to third parties for underwriting. Approved loans are funded by, and closed in the name of, third parties and the Bank receives an origination fee.

         The amount of loans outstanding at December 31, 2006 and 2005 are shown in the following table according to type of loan:

                           Loan Portfolio Composition

                                                                                         December 31,
                                                                                         ------------
                                                                              2006                            2005
                                                                              ----                            ----
                                                                                    (Dollars in thousands)
                                                                                      % of                          % of
                                                                        Amount        Loans            Amount       Loans
                                                                        ------        -----            ------       -----
        Commercial and industrial ...................................   $17,009       17.4%           $19,092       21.9%
        Real Estate - construction ..................................    27,130       27.8             21,267       24.4
        Real Estate - mortgage
               1-4 family residential ...............................    19,444       19.9             17,754       20.3
               Nonfarm, nonresidential ..............................    29,314       30.1             25,583       29.3
               Multifamily residential ..............................     1,554        1.6              2,042        2.3
        Consumer installment ........................................     3,105        3.2              1,594        1.8
                                                                        -------      -----            -------      -----
               Total Loans ..........................................    97,556      100.0%            87,332      100.0%
                Less allowance for loan losses ......................    (1,200)                       (1,058)
                                                                        -------                       -------
                   Net Loans ........................................   $96,356                       $86,274
                                                                        =======                       =======

Maturity Distribution of Loans

         The Bank's loan portfolio has a large component of adjustable rate loans. As of December 31, 2006, approximately $53.4 million or 54.8% of the Bank's loan portfolio was variable.

         The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2006, as well as the type of interest requirement on such loans. For purposes of this table, variable rate loans are included in the period of their final maturity, as opposed to their repricing date.

                         Maturity Distribution on Loans

                                                                            December 31, 2006
                                                                            -----------------
                                                                             (Dollars in Thousands)
                                                                1 Year       1-5       5 Years
                                                               or Less      Years      or More       Total
                                                               -------      -----      -------       -----

Commercial and industrial ................................      $11,867     $ 4,123      $1,019     $17,009
Real Estate-construction .................................       21,518       5,210         402      27,130
Real Estate-mortgage .....................................       12,068      33,203       5,041      50,312
Consumer .................................................        2,133         932          40       3,105
                                                                -------     -------      ------     -------
      Total ..............................................      $47,586     $43,468      $6,502     $97,556
                                                                =======     =======      ======     =======

Predetermined rate, maturity greater than one year .......                  $33,292      $1,878     $35,170

Variable rate, maturity greater than one year ............                  $10,176      $4,624     $14,800

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

         Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. At December 31, 2006 and 2005, the Bank had no nonaccrual loans or loans 90 days or more past due and no restructured loans.

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

Potential Problem Loans

         Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. There were loans in the amount of $403,000 that have been determined by management to be potential problem loans at December 31,

2006. The loans are secured by real estate. Management is currently assessing the potential impact on the Bank and the Company, but it is not possible to determine an estimate of the impact at this time.

Allowance for Loan Losses

         The allowance for loan losses is increased by direct charges to operating expense. Losses on loans will be charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management will take into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2006.

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

                                      Summary of Loan Loss Experience

                                                                                                        Year ended December 31,
                                                                                                        -----------------------
                                                                                                     2006                   2005
                                                                                                     ----                   ----
                                                                                                        (Dollars in thousands)

Total loans outstanding at end of period ...............................................            $ 97,556              $ 87,332
Average amount of loans outstanding ....................................................            $ 90,018              $ 77,654

Balance of allowance for loan losses-beginning .........................................            $  1,058              $    919
Loans charged-off
      Commercial .......................................................................                 275                     -
      Commercial real estate ...........................................................                  26                     -
      Consumer installment .............................................................                   3                     1
                                                                                                    --------              --------
         Total charge-offs .............................................................                 304                     1
Recoveries of loans previously charged-off .............................................                   -                     -
                                                                                                    --------              --------
Net (charge-offs) recoveries ...........................................................                (304)                   (1)

Additions to allowance charged to expense ..............................................                 446                   140
                                                                                                    --------              --------

Additions to allowance charged to expense
Balance of allowance for loan losses-ending ............................................            $  1,200              $  1,058
                                                                                                    ========              ========

Ratios
      Net (charge-offs) recoveries to average loans outstanding ........................                (.34%)             <(.01%)
      Net (charge-offs) recoveries to loans at end of period ...........................                (.31%)             <(.01%)
      Allowance for loan losses to average loans .......................................                1.33%               1.36%
      Allowance for loan losses to loans at end of period ..............................                1.23%               1.21%
      Net (charge-offs) recoveries to allowance for loan losses ........................               (25.3%)              (.10%)
      Net (charge-offs) recoveries to provision for loan losses ........................               (68.2%)             (1.02%)

         The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories. Each category of loans is reviewed for characteristics that increase or decrease risk of loss, such as the availability and marketability of collateral, degree of susceptibility to changes in economic conditions, etc., for purposes of estimating the allowance for loan losses. (See "Services of the Bank" for a discussion of risk characteristics for each loan category.) Individual loans are graded using an internal grading system that considers information specific to the loan. If warranted, a specific allocation may be associated with that loan for purposes of estimating the adequacy of the allowance for loan losses. During 2006, the Company charged off loans totaling $304,000. Of that amount, approximately $275,000 of loans were considered to be potential problem loans as of December 31, 2005. Those loans were ultimately charged off. Management continues to pursue recovery of some or all of these amounts. However, it is not possible to determine the amount, if any, that can be recovered at this time.

Real Estate Owned

         The Bank had no real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2006. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

Deposits

         The amounts and percentage composition of deposits held by the Bank as of December 31, 2006 and 2005 are summarized below:

                               Deposit Composition

                                                                       December 31,
                                                                       ------------
                                                          2006                            2005
                                                          ----                            ----
                                                                   (Dollars in thousands)
                                                               % of                            % of
                                                Amount         Deposits         Amount         Deposits
                                                ------         --------         ------         --------

Noninterest bearing demand .................     $12,368        12.2%          $10,452          11.4%
Interest bearing transaction accounts ......      15,166        14.9            15,966          17.4
Savings ....................................       3,744         3.7             3,545           3.9
Money market ...............................       6,349         6.2             6,244           6.8
Time deposits $100,000 and over ............      28,113        27.7            26,006          28.4
Other time deposits ........................      35,926        35.3            29,439          32.1
                                                --------       -----           -------         -----
    Total deposits .........................    $101,666       100.0%          $91,652         100.0%
                                                ========       =====           =======         =====

         The average amounts of and average rate paid on deposits held by the Bank for the years ended December 31, 2006 and 2005, are summarized below:

                                Average Deposits

                                                                                  Year ended December 31,
                                                                                  -----------------------
                                                                             2006                        2005
                                                                             ----                        ----
                                                                     Amount         Rate         Amount         Rate
                                                                     ------         ----         ------         ----
                                                                                 (Dollars in thousands)
Noninterest bearing demand ......................................    $11,181          -%         $9,241           -%
Interest bearing transaction accounts ...........................     14,112       1.10%         13,510        1.04%
Savings and money market ........................................     10,074       1.63%         11,689        1.17%
Time deposits ...................................................     60,252       4.28%         49,939        3.34%
                                                                     -------                    -------
      Total average deposits ....................................    $95,619                    $84,379
                                                                     =======                    =======

         As of December 31, 2006, the Bank held $28.1 million of time deposits with balances of $100,000 or more. Of that amount, $6.7 million mature within three months, $7.6 million mature over three through six months, $7.5 million mature over six through twelve months, and $6.3 million mature over twelve months. $2.6 million of time deposits over $100,000 or more are at floating rates of interest at December 31, 2006. The majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business.

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

Customer Repurchase Agreements

         Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $5.1 million and $3.1 million at December 31, 2006 and 2005, respectively. Securities issued by government sponsored enterprises with an amortized cost of $6.7 million and $5.3 million (fair value of $6.7 million and $5.2 million) were used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2006 and 2005, respectively. All of the sweep accounts pay interest on a floating rate basis. The customer repurchase agreements pay interest on a fixed rate basis and have maturities of varying lengths. As of December 31, 2006, the Bank had five customer repurchase agreements that mature in 2007 and one that matures in 2008. During 2006 the average amount of customer repurchase agreements and sweep accounts totaled $4.8 million. The Bank paid an average interest rate of 2.43% on these funds in 2006.

Liquidity

         Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 57.6% of total assets at December 31, 2006.

         Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Company had over $5.9 million in cash and cash equivalents at December 31, 2006. The Bank has $4.8 million available through lines of credit with other banks and a line with the Federal Home Loan Bank of Atlanta ("FHLB") as additional sources of liquidity funding. The line with the FHLB is equal to 10% of assets provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. The lines with the other banks are for short-term use only and are unsecured. As of December 31, 2006, the Bank had $2.7 million at various fixed rates of interest, maturing at various dates through 2015, borrowed from the FHLB. The highest balance at any month end was $4.3 million. The average balance for 2006 was $4.0 million. The average rate paid on the borrowings for 2006 was 3.75%. The weighted average interest rate as of December 31, 2006 was 4.10%. At December 31, 2005, the Bank had $4.3 million at various fixed rates of interest, maturing at various dates through 2015, borrowed from the FHLB. During 2005, the highest balance as of any month end for borrowings from the FHLB was $6.7 million. The average rate paid on the advances during 2005 was 3.56%. The average balance of FHLB advances for 2005 was $3.9 million. At December 31, 2006 approximately $10.0 million of additional funds were available under the FHLB line provided that eligible collateral is available. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Off-Balance Sheet Risk

         The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2006, the Bank had issued commitments to extend credit of $20.6 million through various types of lending arrangements. Of these commitments, $18.5 million are at variable rates and $14.1 million of the total expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time.

         In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $659,000 at December 31, 2006. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

         The Bank offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2006. The Bank expects the majority of this capacity will not be utilized. During 2006 the average balance of demand deposit overdrafts was approximately $24,000.

         Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company has signed contracts for construction of an operations center next to the Company's main office building. Total costs of construction and furnishings are estimated at $1.6 million. Construction is expected to be completed in the third quarter of 2007. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2006. The Company has approximately three years remaining on a five-year contract with a company which provides data, item and ATM processing services. The annual costs are approximately $204,000. Refer to notes 10 and 14 to the Company's consolidated financial statements for additional discussion on commitments and contingencies and financial instruments with off-balance sheet risk.

Capital Resources

         At December 31, 2006, total shareholders' equity increased by approximately $3.7 million from $13.8 million at December 31, 2005 to $17.5 million at December 31, 2006. A portion of the increase was a result of a secondary offering of common stock by the Company completed in January 2006, which increased common stock by $1.9 million as of December 31, 2006. The remainder of the increase was due to net income of $1.7 million and an unrealized gain on investment securities of $147,734, partially offset by cash paid in lieu of fractional shares of $3,036 as a result of a stock dividend paid in 2006. The Company does not anticipate it will be required to raise additional capital in 2007 if growth occurs in line with current expectations.

         The Company made capital expenditures for bank premises and furniture and equipment in 2006 totaling approximately $137,000. The Company has signed contracts for construction of an operations center next to the Company's main office building. Total costs of construction and furnishings are estimated at $1.6 million. Such expenditures were made, or are expected to be made, from cash on hand.

         The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. The Company's and the Bank's regulatory capital requirements and positions are summarized in note 18 to the consolidated financial statements.

Return on Equity and Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (cash dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2006 and 2005.

                                                 2006                    2005
                                                 ----                    ----
Return on assets ............................    1.36%                   1.02%
Return on equity ............................   10.30%                  10.56%
Dividend payout ratio .......................       -%                      -%
Equity to assets ratio (average) ............   13.20%                   9.66%

         The return on assets improved in 2006 due largely to growth in the Bank. The slight decline in return on equity was the result of a public offering of the Company's common stock. The Company offered 445,000 shares of common stock in late 2005 and early 2006. The shares were only slightly dilutive to 2005, due to the date of the offering. However, the additional shares were more dilutive to 2006 results.

         During 2007, the Bank's plan of operation is to attract new deposit and loan customers, especially in the market areas around our branch offices, to increase the ratio of services per customer and increase the account profitability of the Bank's current customers. Deposit accounts will be sought from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Management will continue to emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank's principal marketing tools.

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

Market for Common Equity and Related Stockholder Matters

         Although the common stock of the Company may be traded from time to time on an individual basis, no active trading market has developed and none may develop in the foreseeable future. The common stock is not listed on any exchange. The stock is quoted on the Over-the-Counter Bulletin Board under the symbol "CTOT.OB". During the fourth quarter of 2005 and the first two weeks of 2006, the Company sold 445,000 shares of its common stock in a public offering for $13.50 per share.

         The following table shows the high and low bid prices of our common stock reported by the OTC Bulletin Board since the completion of our public offering for the periods shown. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The prices have been adjusted to reflect a 10% stock dividend declared in April 2006. "N/A" indicates periods where no data was available.

                                                           Year ended
                                                       December 31, 2006
                                                       -----------------
                                                       Low            High
                                                       ---            ----
         First Quarter .........................       N/A             N/A
         Second Quarter ........................       N/A             N/A
         Third Quarter .........................       N/A          $14.10
         Fourth Quarter ........................    $15.00          $16.50


         As of February 14, 2007, there were approximately 621 holders of record of the Company's common stock, excluding individual participants in security position listings.

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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina


           We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and Subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cornerstone Bancorp and Subsidiary at December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with United States generally accepted accounting principles.




                                                          /s/ Elliott Davis, LLC


Greenville, South Carolina
March 19, 2007

                       CORNERSTONE BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                             December31,
                                                                                                             -----------
                                                                                                      2006                  2005
                                                                                                      ----                  ----
Assets

Cash and due from banks ...................................................................       $   2,696,623       $   2,716,965
Federal funds sold ........................................................................           3,215,000           3,183,000
                                                                                                  -------------       -------------
       Cash and cash equivalents ..........................................................           5,911,623           5,899,965

Investment securities
     Available-for-sale ...................................................................          16,175,621           9,689,665
     Held-to-maturity (Fair value $999,729  in 2006 and $3,707,125 in 2005) ...............           1,000,252           3,704,861
     Other investments ....................................................................             813,600             609,800

Loans, net ................................................................................          96,356,387          86,273,605
Property and equipment, net ...............................................................           4,414,995           4,577,858
Cash surrender value of life insurance policies ...........................................           1,628,967           1,573,038
Other assets ..............................................................................           1,324,434             972,872
                                                                                                  -------------       -------------
              Total assets ................................................................       $ 127,625,879       $ 113,301,664
                                                                                                  =============       =============


Liabilities And Shareholders' Equity

Liabilities
     Deposits
         Noninterest bearing ..............................................................       $  12,367,950       $  10,451,922
         Interest bearing .................................................................          89,298,246          81,200,119
                                                                                                  -------------       -------------
         Total deposits ...................................................................         101,666,196          91,652,041
     Customer repurchase agreements .......................................................           5,064,140           3,083,884
     Borrowings from Federal Home Loan Bank of Atlanta ....................................           2,695,671           4,346,505
     Other liabilities ....................................................................             661,145             391,249
                                                                                                  -------------       -------------

         Total liabilities ................................................................         110,087,152          99,473,679

Commitments and contingencies - Notes 10 and 14

Shareholders' equity
     Preferred stock, 10,000 shares authorized, no shares issued ..........................                   -                   -
     Common stock, no par value, 20,000,000 shares authorized, 1,777,313 and
       1,475,743 shares issued at December 31, 2006 and 2005, respectively ................          15,972,666          13,071,896
     Retained earnings ....................................................................           1,499,803             837,565
       Accumulated other comprehensive income (loss) ......................................              66,258             (81,476)
                                                                                                  -------------       -------------

         Total shareholders' equity .......................................................          17,538,727          13,827,985
                                                                                                  -------------       -------------

         Total liabilities and shareholders' equity .......................................       $ 127,625,879       $ 113,301,664
                                                                                                  =============       =============

The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                Year ended December 31,
                                                                                                -----------------------
                                                                                       2006              2005              2004
                                                                                       ----              ----              ----
Interest Income
     Loans and fees on loans ..............................................         $7,538,140         $5,631,109         $3,990,474
     Investment securities ................................................            791,730            463,770            493,578
     Federal funds sold and other .........................................            294,579            148,694             47,618
                                                                                    ----------         ----------         ----------

         Total interest income ............................................          8,624,449          6,243,573          4,531,670

Interest Expense
     Deposits .............................................................          2,896,671          1,944,612          1,176,198
       Federal funds sold and customer repurchase agreements ..............            116,409             53,873             67,348
     Federal Home Loan Bank advances ......................................            149,016            140,456             47,097
                                                                                    ----------         ----------         ----------

         Total interest expense ...........................................          3,162,096          2,138,941          1,290,643
                                                                                    ----------         ----------         ----------

         Net interest income ..............................................          5,462,353          4,104,632          3,241,027

     Provision for loan losses ............................................            445,896            140,347            197,010
                                                                                    ----------         ----------         ----------

         Net interest income after provision for loan losses ..............          5,016,457          3,964,285          3,044,017

Noninterest Income
     Mortgage loan origination fees .......................................            582,290            501,352            289,962
     Service fees on deposit accounts .....................................            472,420            408,561            383,125
     Gain on sale of security .............................................                  -                  -              5,230
     Gain on sale of land .................................................            241,696                  -                  -
     Other ................................................................             89,971            100,577             40,958
                                                                                    ----------         ----------         ----------

         Total noninterest income .........................................          1,386,377          1,010,490            719,275
                                                                                    ----------         ----------         ----------

Noninterest Expenses
     Salaries and benefits ................................................          2,305,982          1,953,315          1,520,890
     Occupancy and equipment ..............................................            567,355            512,011            438,848
     Data processing ......................................................            203,814            150,336            142,523
     Advertising ..........................................................             90,423             74,517             54,332
     Supplies .............................................................             94,157             99,805             65,402
     Professional fees ....................................................            166,006            110,645             95,790
     Directors fees .......................................................            105,850             69,175             58,100
     Deposit charge-offs ..................................................             51,516             24,383             65,999
     Other operating ......................................................            362,997            298,665            268,453
                                                                                    ----------         ----------         ----------

         Total noninterest expenses .......................................          3,948,100          3,292,852          2,710,337
                                                                                    ----------         ----------         ----------

         Income before income taxes .......................................          2,454,734          1,681,923          1,052,955

     Income tax provision .................................................            794,998            620,658            388,898
                                                                                    ----------         ----------         ----------

         Net income .......................................................         $1,659,736         $1,061,265         $  664,057
                                                                                    ==========         ==========         ==========

Earnings Per Common Share
     Basic ................................................................         $      .94         $      .81         $      .52
     Diluted ..............................................................         $      .91         $      .78         $      .51

Weighted Average Common Shares Outstanding
     Basic ................................................................          1,773,071          1,315,875          1,288,032
     Diluted ..............................................................          1,820,476          1,360,414          1,314,367


The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         AND COMPREHENSIVE INCOME (LOSS)

                                                                                                       Accumulated
                                                                   Common stock                          other           Total
                                                                   ------------           Retained    comprehensive    shareholders'
                                                              Shares        Amount        earnings    income (loss)       equity
                                                              ------        ------        --------    -------------       ------

Balance, December 31, 2003 ...........................        967,968   $  7,984,608   $    150,314    $     31,730    $  8,166,652
                                                                                                                       ------------
Net income ...........................................              -              -        664,057               -         664,057
   Other comprehensive income, net of income taxes:
   Unrealized loss on investment
        securities ...................................              -              -              -         (51,889)        (51,889)
                                                                                                                       ------------
   Comprehensive income ..............................                                                                      612,168
   Stock dividend (10%), net of
     cash in lieu of fractional
     shares ..........................................         96,688        269,204       (270,564)              -          (1,360)
                                                            ---------   ------------   ------------    ------------    ------------

 Balance, December 31, 2004 ..........................      1,064,656      8,253,812        543,807         (20,159)      8,777,460
                                                                                                                       ------------
Net income ...........................................              -              -      1,061,265               -       1,061,265
   Other comprehensive income, net of income taxes:
   Unrealized loss on investment
        securities ...................................              -              -              -         (61,317)        (61,317)
                                                                                                                       ------------
   Comprehensive income ..............................                                                                      999,948
   Stock dividend (10%), net of
     cash in lieu of fractional
     shares ..........................................        106,282        764,937       (767,507)              -          (2,570)
   Issuance of shares in secondary
       offering, net of offering
       expenses of $61,721 ...........................        304,805      4,053,147              -               -       4,053,147
                                                            ---------   ------------   ------------    ------------    ------------

Balance, December 31, 2005 ...........................      1,475,743     13,071,896        837,565         (81,476)     13,827,985
                                                                                                                       ------------

Net income ...........................................              -              -      1,659,736               -       1,659,736
   Other comprehensive income, net
     of income taxes:
   Unrealized gain on investment
       securities ....................................              -              -              -         147,734         147,734
                                                                                                                       ------------
   Comprehensive income ..............................                                                                    1,807,470
  Stock based compensation ...........................              -         19,784              -               -          19,784
   Stock dividend (10%), net of
       cash in lieu of fractional
       shares ........................................        161,375        994,462       (997,498)              -          (3,036)
   Issuance of shares in secondary
      offering, net of offering
       expenses ......................................        140,195      1,886,524              -               -       1,886,524
                                                            ---------   ------------   ------------    ------------    ------------

Balance, December 31, 2006 ...........................      1,777,313   $ 15,972,666   $  1,499,803    $     66,258    $ 17,538,727
                                                            =========   ============   ============    ============    ============


The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Year ended December 31,
                                                                                              -----------------------
                                                                                      2006               2005               2004
                                                                                      ----               ----               ----
Operating Activities
     Net income ...........................................................      $  1,659,736       $  1,061,265       $    664,057
     Adjustments to reconcile net income to net cash provided by operating activities
         Depreciation and net amortization ................................           276,521            258,796            233,714
         Deferred income tax benefit ......................................           (95,733)            (9,743)           (72,500)
         Provision for loan losses ........................................           445,896            140,347            197,010
         Gain on sale of land .............................................          (241,696)                 -             (1,255)
         Gain on sale of security .........................................                 -                  -             (5,230)
         Non-cash option expense ..........................................            19,784                  -                  -
         Increase in other assets .........................................          (311,758)          (282,515)           (34,709)
         Increase (decrease) in other liabilities .........................           193,791            (66,593)            36,302
                                                                                 ------------       ------------       ------------

             Net cash provided by operating activities ....................         1,946,541          1,101,557          1,017,389
                                                                                 ------------       ------------       ------------

Investing Activities
     Proceeds from maturities and principal paydowns of
        investment securities .............................................         8,077,893          1,644,197          6,972,660
     Proceeds from sales of securities ....................................                 -                  -            708,422
     Purchase of investment securities ....................................       (11,643,855)        (2,458,873)        (5,872,451)
     Purchase of FHLB and Federal Reserve stock, net ......................          (203,800)           (77,700)           (72,100)
     Purchase of life insurance policies ..................................                 -                  -           (421,183)
     Increase in loans, net ...............................................       (10,528,678)       (12,175,183)       (15,754,645)
     Proceeds from sale of property and equipment .........................           273,493                  -              8,299
     Purchase of property and equipment ...................................          (137,001)        (1,041,253)          (523,780)
                                                                                 ------------       ------------       ------------

             Net cash used for investing activities .......................       (14,161,948)       (14,108,812)       (14,954,778)
                                                                                 ------------       ------------       ------------

Financing Activities
     Net increase in deposits .............................................        10,014,155          9,133,097         17,232,725
     Net increase (decrease) in customer repurchase agreements ............         1,980,256         (2,400,109)          (288,199)
     Borrowings from Federal Home Loan Bank of Atlanta ....................                 -          4,045,000          3,400,000
     Repayments to Federal Home Loan Bank of Atlanta ......................        (1,650,834)        (3,060,787)        (5,000,000)
     Proceeds from sale of common stock, net ..............................         1,886,524          4,053,147                  -
     Cash paid in lieu of fractional shares ...............................            (3,036)            (2,570)            (1,360)
                                                                                 ------------       ------------       ------------

             Net cash provided by financing activities ....................        12,227,065         11,767,778         15,343,166
                                                                                 ------------       ------------       ------------

              Net increase (decrease) in cash and cash
                equivalents ...............................................            11,658         (1,239,477)         1,405,777

Cash and cash equivalents, beginning of year ..............................         5,899,965          7,139,442          5,733,665
                                                                                 ------------       ------------       ------------

Cash and cash equivalents, end of year ....................................      $  5,911,623       $  5,899,965       $  7,139,442
                                                                                 ============       ============       ============

Cash paid for:
     Interest .............................................................      $  3,118,302       $  2,128,897       $  1,246,900
                                                                                 ============       ============       ============
     Income taxes .........................................................      $    822,000       $    835,000       $    388,991
                                                                                 ============       ============       ============


The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

         Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company obtained regulatory approval to acquire the Bank and opened the Bank for business in 1999 with a total capitalization of $6.0 million. To increase capital available for growth, the Company offered 445,000 shares of its common stock pursuant to a prospectus dated October 4, 2005. As of December 31, 2005, 304,805 shares had been sold. Subsequent to December 31, 2005, by extension through January 15, 2006, the remaining 140,195 shares were sold. Upon completion, the offering added approximately $6.0 million to the Company's total capitalization.

         The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency ("OCC") and the Federal Deposit Insurance Corporation. The Company is subject to regulation by Federal Reserve and to limited regulation by the South Carolina State Board of Financial Institutions. The Bank maintains branch locations in Greenville and Piedmont, South Carolina in addition to its headquarters in Easley, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent"), which is an insurance agency. In 2006, 2005 and 2004, Crescent's transactions were immaterial to the consolidated financial statements.

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

   Concentrations of credit risk

     The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Bank monitors concentrations in its customer base using the North American Industry Codes ("NAIC"). As of December 31, 2006, the Bank has concentrations of credit in real estate rental and leasing, construction, retail trade, health care and social assistance, and other services, which by NAIC category comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses.

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

   Allowance for loan losses

     The Company provides for loan losses using the allowance method. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, delinquency trends, and prevailing economic conditions. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is also subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.
                                                                     (Continued)

     The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that all lenders value a loan at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis taking into consideration all the circumstances of the loan and the borrower, including the length of the delay, reasons for the delay, the borrower's payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is determined on a case-by-case basis. The fair value of an impaired loan may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

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

   Income taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

   Advertising and public relations expense

     Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

   Earnings per common share

     Basic earnings per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per common share. As of December 31, 2006 there were 47,405 common stock equivalents, all of which were related to options issued by the Company. Options to purchase 19,800 shares of common stock were antidilutive as of December 31, 2006 and were omitted from the diluted share calculation. The Company declared 10 percent stock dividends to shareholders of record as of May 9, 2006, May 10, 2005, May 11, 2004, March 17,

                                                                     (Continued)

     2003 and April 30, 2002. All share and per share amounts on the Consolidated Statements of Income have been restated to reflect these transactions.

Cash surrender value of life insurance policies

     Cash surrender value of life insurance policies represents the cash value of policies on certain officers of the Bank.

Statement of cash flows

     For purposes of reporting cash flows, cash and cash equivalents are those amounts which have an original maturity of three months or less.

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

          Deposits - Fair values for deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar accounts to a schedule of aggregated expected monthly maturities. Repricing time frames for non-maturing deposits are estimated using FDICIA 305 guidelines.

          Customer repurchase agreements - Fair values of repurchase agreements are estimated using a discounted cash flow analysis that applies interest rates currently being offered on similar accounts to a schedule of aggregated expected monthly maturities.

          Borrowings from Federal Home Loan Bank of Atlanta - Borrowings from the FHLB which have variable rates of interest are deemed to be carried at fair value. Fair values of fixed rate advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on advances to a schedule of aggregated expected maturities.

                                                                     (Continued)

Stock Based Compensation

     The Company has issued stock options to certain directors who were organizers of the Company and the Bank, and also has a stock-based director and employee compensation plan (the "2003 Plan") as further described in
     Note 16. Under the 2003 Plan, 18,000 options were granted during each of 2004, 2005, and 2006. Subsequent to the grant dates, 10% stock dividends were declared, which converted the number of options outstanding and decreased the exercise price as well. See Note 16 for additional information.

     In 2006 the Company adopted the provisions of SFAS No. 123(R) "Share Based Payment." SFAS No. 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their financial statements. In preparation for adoption of the standard, the Company elected to accelerate the vesting of options granted in 2004 and 2005 under the 2003 Plan.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (R), "Accounting for Stock-Based Compensation," to stock-based compensation. It includes the effect of accelerating the vesting of options granted under the 2003 plan in 2005.

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                      2006              2005                2004
                                                                                      ----              ----                ----
Net income:
As reported ..............................................................      $   1,629,736       $   1,061,265       $   664,057
Add:  Stock-based employee compensation expense included in
     reported net income, net of related tax effects .....................             13,057                   -                 -
Deduct:  Total stock-based compensation expense determined
       under fair value  based  method  for all  awards,  net of
     related tax effects .................................................            (13,057)           (105,581)           (5,844)
                                                                                -------------       -------------       -----------
Pro forma ................................................................      $   1,629,736       $     955,684       $   658,213
                                                                                =============       =============       ===========

Basic earnings per common share
As reported ..............................................................      $            .94    $            .81    $        .52
Pro forma ................................................................      $            .94    $            .73    $        .51

Diluted earnings per common share
As reported ..............................................................      $            .91    $            .78    $        .51
Pro forma ................................................................      $            .91    $            .70    $        .50

     The fair value of an option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used for the 2006, 2005 and 2004 grants was 4.36%, 4.01%, and 4.15%, respectively, which was the 10 Year Constant Maturity Rate on US Treasury Securities during the months in which the options were granted. The assumed dividend rate was zero and the expected option life was 10 years for 2006, 2005 and 2004 grants. Volatility is difficult to measure accurately due to the low volume of trading of the Company's stock. The common stock is not listed on any exchange and has no active trading market. Beginning in 2006, the stock is quoted on the Over-the-Counter Bulletin Board. The volatility assumption used for 2006 option grants was 18% and for 2005 and 2004 option grants was 6% based on information available at the date of the grants.

   Recently issued accounting standards

     The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

     In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income

                                                                     (Continued)
     taxes recognized in enterprises' financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48 its financial position, results of operations and cash flows.

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial position, results of operations, or cash flows.

     In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. Employers should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion--1967." EITF 06-4 is effective for fiscal years beginning after December 15, 2006. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company is currently analyzing the effect of adoption of EITF 06-4 on its financial position, results of operations and cash flows.

     In September 2006, the SEC issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported financial position, results of operations, or cash flows.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities,
     2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and
     5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS 157, "Fair Value Measurement." The Company is currently analyzing the fair value option provided under SFAS 159.
                                                                     (Continued)

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

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Reserve Bank. At December 31, 2006 and 2005 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

         When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2006 and 2005 federal funds sold amounted to $3,215,000 and $3,183,000, respectively.

NOTE 4 - INVESTMENT SECURITIES

         The   amortized   cost  and  fair   value  of   investment   securities
available-for-sale are as follows:

                                                                                            December 31, 2006
                                                                                            -----------------
                                                                                             Gross unrealized
                                                                     Amortized               ----------------                Fair
                                                                       cost               Gains           Losses             value
                                                                       ----               -----           ------             -----
Government sponsored enterprises ...........................       $ 9,120,619       $    98,216       $    28,076       $ 9,190,759
Mortgage-backed securities .................................         3,992,287            47,763            21,728         4,018,322
Municipal bonds ............................................         2,962,324            11,908             7,692         2,966,540
                                                                   -----------       -----------       -----------       -----------
        Total investment securities available-
        for-sale ...........................................       $16,075,230       $   157,887       $    57,496       $16,175,621
                                                                   ===========       ===========       ===========       ===========

                                                                                            December 31, 2005
                                                                                            -----------------
                                                                                             Gross unrealized
                                                                     Amortized               ----------------                Fair
                                                                       cost               Gains           Losses             value
                                                                       ----               -----           ------             -----
Government sponsored enterprises ...............................       $7,762,658       $        -       $   87,089       $7,675,569
Mortgage-backed securities .....................................          689,226                -           26,147          663,079
Municipal bonds ................................................        1,361,229              116           10,328        1,351,017
                                                                       ----------       ----------       ----------       ----------
        Total investment securities available-
        for-sale ...............................................       $9,813,113       $      116       $  123,564       $9,689,665
                                                                       ==========       ==========       ==========       ==========

                                                                     (Continued)

         While thirteen of the Company's Government sponsored enterprise bonds, municipal bonds and mortgage-backed securities available for sale are in an unrealized loss position as of December 31, 2006, none of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuers and therefore, these losses are not considered other-than-temporary. The table below summarizes, by investment category, the length of time that individual securities have been in a continuous loss position as of December 31, 2006.

                                                       Less than Twelve Months                Over Twelve Months
                                                       -----------------------                ------------------
                                                                                          Gross                             Total
                                                   Gross Unrealized                     Unrealized                        Unrealized
                                                        Losses         Fair Value        Losses          Fair Value        Losses
                                                        ------         ----------        ------          ----------        ------
Government sponsored enterprises ..............       $    1,362       $  498,239       $   26,714       $2,236,444       $   28,076
Mortgage-backed securities ....................           16,855          262,213            4,873          244,966           21,728
Municipal bonds ...............................              289          250,570            7,403          891,313            7,692
                                                      ----------       ----------       ----------       ----------       ----------
           Total ..............................       $   18,506       $1,011,022       $   38,990       $3,372,723       $   57,496
                                                      ==========       ==========       ==========       ==========       ==========

         The amortized cost and fair value of investment securities held-to-maturity as of December 31, 2006 and 2005 are summarized in the table below. The security held to maturity as of December 31, 2006 has been in a continuous unrealized loss position for less than twelve months. The Company has the intent and ability to hold this security until it matures in February, 2007.

                                                                          Held-to-Maturity

                                                                           December 31, 2006
                                                                           -----------------
                                                                            Gross unrealized
                                                 Amortized                  ----------------                    Fair
                                                   cost                    Gains            Losses              value
                                                   ----                    -----            ------              -----
Government sponsored enterprises ...........    $1,000,252                 $   -             $523             $999,729
                                                 =========                 =====             ====              =======
                                                                           December 31, 2005
                                                                           -----------------
                                                                            Gross unrealized
                                                 Amortized                  ----------------                    Fair
                                                   cost                    Gains            Losses              value
                                                   ----                    -----            ------              -----
Government sponsored enterprises ............   $3,704,861                $5,079            $2,815          $3,707,125
                                                 =========                ======            ======           =========

         The Bank, as a member institution, is required to own stock in the Reserve Bank and the FHLB. These stocks are included in the accompanying Consolidated Balance Sheets under the caption "Other investments". No ready market exists for these stock investments and they have no quoted market value. However, redemption of these stocks has historically been at par value.

         The amortized cost and fair value of securities at December 31, 2006, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           December 31, 2006
                                                     Amortized          Fair
                                                        Cost            Value
                                                        ----            -----
Within one year ............................       $ 2,763,410       $ 2,746,174
Due after one through five years ...........         1,999,600         1,991,225
Due after five through ten years ...........         7,344,315         7,413,546
After ten years or no maturity .............         5,781,757         5,838,005
                                                   -----------       -----------
    Total investment securities ............       $17,889,082       $17,988,950
                                                   ===========       ===========

                                                                     (Continued)

         At December 31, 2006 and 2005, securities with a fair value of $8,669,970 and $7,467,531, respectively, were pledged to collateralize public deposits, sweep accounts, and repurchase agreements. There were no realized gains or losses for the years ended December 31, 2006 or 2005. The Company sold one security in 2004 at a gain of $5,230.

NOTE 5 - LOANS
         The composition of net loans by major loan category is presented below.

                                                         December 31,
                                                         ------------
                                                  2006                  2005
                                                  ----                  ----

Commercial .............................       $ 17,009,520        $ 19,092,140
Real estate - construction .............         27,129,952          21,267,137
Real estate - mortgage .................         50,312,320          45,379,096
Consumer ...............................          3,104,594           1,593,527
                                               ------------        ------------

Loans, gross ...........................         97,556,386          87,331,900

Less allowance for loan losses .........         (1,199,999)         (1,058,295)
                                               ------------        ------------

Loans, net .............................       $ 96,356,387        $ 86,273,605
                                               ============        ============


         At December 31, 2006 and 2005 there were no nonaccruing or impaired loans. Activity in the allowance for loan losses for the years ended December 31, 2006, 2005, and 2004 is summarized in the table below.

                                                                                            Year ended December 31,
                                                                                            -----------------------
                                                                                2006                  2005                    2004
                                                                                ----                  ----                    ----

Allowance for loan losses, beginning of year .....................          $ 1,058,295           $   919,384           $   727,971
Provision for loan losses ........................................              445,896               140,347               197,010
Charge-offs ......................................................             (304,192)               (1,436)               (5,597)
Recoveries .......................................................                    -                     -                     -
                                                                            -----------           -----------           -----------

Allowance for loan losses, end of year ...........................          $ 1,199,999           $ 1,058,295           $   919,384
                                                                            ===========           ===========           ===========


         As of December 31, 2006, approximately $53.4 million or 54.8% of total gross loans were variable rate loans. As of December 31, 2006, the FHLB held a blanket lien on single family real estate loans identified by the Bank to the FHLB as eligible collateral for borrowings.

NOTE 6 - PROPERTY AND EQUIPMENT

         Components of property and equipment included in the balance sheet are as follows:

                                                            December 31,
                                                            ------------
                                                      2006               2005
                                                      ----               ----

Land and improvements ......................      $ 1,445,531       $ 1,477,328
Bank premises ..............................        2,801,162         2,801,162
Furniture, equipment and software ..........        1,310,318         1,252,628
Vehicles ...................................           66,065            66,065
Construction in progress ...................           64,209                 -
                                                  -----------       -----------
        Property and equipment .............        5,687,285         5,597,183
Accumulated depreciation ...................       (1,272,290)       (1,019,325)
                                                  -----------       -----------
    Property and equipment, net ............      $ 4,414,995       $ 4,577,858
                                                  ===========       ===========

                                                                     (Continued)

         Construction in progress relates to costs incurred to date for the Company's operations center. The cost of building and furnishing the operations center is expected to be approximately $1.6 million. Construction is expected to be completed in the third quarter of 2007.

         Depreciation expense for the years ended December 31, 2006, 2005, and 2004, amounted to $268,067, $242,378, and $212,605, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

          Type of Asset                                Life in Years                     Depreciation Method
-------------------------------------        ------------------------------------       ----------------------------
Furniture, equipment and software                           3 to 7                            Straight-line
Improvements                                                5 to 40                           Straight-line
Vehicles                                                    5                                 Straight-line


NOTE 7 - DEPOSITS

         The following is a detail of the deposit accounts as of:

                                                           December 31,
                                                           ------------
                                                     2006                2005
                                                     ----                ----

Noninterest bearing ......................       $ 12,367,950       $ 10,451,922
Interest bearing:
     NOW accounts ........................         15,166,095         15,965,816
     Money market accounts ...............          6,349,116          6,244,480
     Savings .............................          3,743,368          3,545,435
     Time, less than $100,000 ............         35,926,319         29,438,852
     Time, $100,000 and over .............         28,113,348         26,005,536
                                                 ------------       ------------

     Total deposits ......................       $101,666,196       $ 91,652,041
                                                 ============       ============

         Interest expense on time deposits greater than $100,000 was $1,058,667 in 2006, $699,928 in 2005, and $374,435 in 2004. Securities issued by government sponsored enterprises with an amortized cost of $1,933,158 and $2,233,158 (fair value of $1,940,549 and $2,228,844) in 2006 and 2005, respectively, were pledged as collateral for public funds.

         At December 31, 2006 the scheduled maturities of certificates of deposit are as follows:

                          2007 .....................    $49,072,273
                          2008 .....................      6,345,737
                          2009 .....................      5,745,423
                          2010 .....................      2,874,542
                          2011 .....................          1,692
                                                        -----------
                                                        $64,039,667
                                                        ===========


NOTE 8 - CUSTOMER REPURCHASE AGREEMENTS

         Customer repurchase agreements consist of the following:

                                                             December 31,
                                                             ------------
                                                       2006                2005
                                                       ----                ----
Sweep accounts .............................        $1,864,140        $1,783,884
Retail repurchase agreements ...............         3,200,000         1,300,000
                                                    ----------        ----------
                                                    $5,064,140        $3,083,884
                                                    ==========        ==========

                                                                     (Continued)

         The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2006, the Bank had five retail repurchase agreements that mature in 2007 and one that matures in 2008. Securities issued by government sponsored enterprises with an amortized cost of $6,700,000 and $5,300,000 (fair value of $6,729,421 and $5,238,686) were pledged as collateral for the sweep accounts and repurchase agreements, at December 31, 2006 and 2005, respectively.


NOTE 9 -BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

         At December 31, 2006 and 2005, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank's assets. Funds borrowed from the FHLB are collateralized by a blanket lien on eligible single family mortgage loans. At December 31, the Bank had advances outstanding as follows:

                         December 31,
                         ------------
                    2006              2005       Interest Rate     Maturity Date              Terms
                    ----              ----       -------------     -------------              -----
                   $        -      $1,500,000         2.91%          10/20/2006             Fixed rate
                    1,500,000       1,500,000         3.60           10/20/2008             Fixed rate
                      311,111         355,556         4.49           12/01/2013       Fixed rate, amortizing
                      285,185         324,074         4.89           4/14/2014        Fixed rate, amortizing
                      599,375         666,875         4.78           7/27/2015        Fixed rate, amortizing
                   ----------      ----------
                   $2,695,671      $4,346,505
                   ==========      ==========

         During 2006, the highest balance outstanding at any month end was $4.3 million. The average balance of FHLB advances for 2006 was $4.0 million. The average interest rate paid on advances in 2006 was 3.75%. During 2005, the highest balance as of any month end for borrowings from the FHLB was $6.7 million. The average rate paid on the advances during 2005 was 3.56%. The average balance of FHLB advances for 2005 was $3.9 million.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

         The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2006, there was no litigation pending.

         The Company has approximately three years remaining on its contract with a data, item, and ATM processing service. Monthly costs for these services are currently approximately $17,000.

         The Company has signed contracts for construction of an operations center next to the Company's main office building. Total costs of construction and furnishings are estimated at $1.6 million. Construction is expected to be completed in the third quarter of 2007.

         The Company has signed change of control agreements with four of its executive officers. These agreements provide for various payments to the executives in certain circumstances in the event of a change in control of the Company.

         From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2006 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

         Refer to Note 14 concerning financial instruments with off balance sheet risk.


NOTE 11 - UNUSED LINES OF CREDIT

         At December 31, 2006, the Bank had unused lines of credit to purchase federal funds totaling $4,800,000 from unrelated banks. These lines of credit are available on a one to fourteen-day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option.

NOTE 12 - INCOME TAXES

         The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

                                                                                     Year ended December 31,
                                                                                     -----------------------
                                                                    2006                       2005                    2004
                                                                    ----                       ----                    ----
Tax expense at statutory rate ......................   $ 834,610           34%    $ 571,850           34%    $ 357,800           34%
Increase (decrease) in taxes resulting from:
     State income taxes, net of federal
          benefit ..................................      49,495            2        32,500            2        20,800            2
       Tax-exempt investments ......................     (25,462)          (1)       (4,986)           -          (861)           -
       Increase in cash value of life insurance ....     (19,016)          (1)      (19,674)          (1)       (4,023)           -
     Other .........................................     (44,629)          (2)       40,968            2        15,182            1
                                                       ---------           --     ---------           --     ---------           --
Income tax provision ...............................   $ 794,998           32%    $ 620,658           37%    $ 388,898           37%
                                                       =========           ==     =========           ==     =========           ==

         The income tax effects of cumulative temporary differences at December 31, 2006 and 2005 are as follows:

                                                                                                         2006                 2005
                                                                                                         ----                 ----
Deferred tax assets:
        Allowance for loan losses ........................................................             $379,915             $358,732
        Unrealized net loss on securities available for sale .............................                    -               41,972
        Other ............................................................................               63,539                9,121
                                                                                                       --------             --------
                                                                                                        443,454              409,825
                                                                                                       --------             --------
Deferred tax liabilities:
        Unrealized net gain on securities available for sale .............................               34,133                    -
        Depreciation .....................................................................              106,145              121,678
        Prepaid expenses .................................................................               27,833               32,432
                                                                                                       --------             --------
                                                                                                        168,111              154,110
                                                                                                       --------             --------
               Net deferred tax asset ....................................................             $275,343             $255,715
                                                                                                       ========             ========

         The net deferred taxes are included in other assets in the consolidated balance sheets.

         The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

                                                                                          Year ended December 31,
                                                                                          -----------------------
                                                                              2006                   2005                   2004
                                                                              ----                   ----                   ----
Income taxes currently payable .............................              $ 890,731               $ 630,401               $ 461,398

Deferred income tax benefit ................................                (95,733)                 (9,743)                (72,500)
                                                                          ---------               ---------               ---------
        Income tax provision ...............................              $ 794,998               $ 620,658               $ 388,898
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

                                                                     (Continued)

         A  summary  of  loan  transactions  with  directors,   including  their
affiliates, and executive officers is as follows:

                                                                                          Year ended December 31,
                                                                                          -----------------------
                                                                            2006                    2005                   2004
                                                                            ----                    ----                   ----
Balance, beginning of year .................................            $ 6,269,599             $ 4,476,992             $ 3,725,723
New loans or lines of credit ...............................              4,354,342               4,418,461               3,627,940
Payments on loans or lines of credit .......................             (4,787,944)             (2,625,854)             (2,876,671)
                                                                        -----------             -----------             -----------
Balance, end of year .......................................            $ 5,835,997             $ 6,269,599             $ 4,476,992
                                                                        ===========             ===========             ===========


         Deposits by directors, executive officers, and their related interests, at December 31, 2006 and 2005 were $2,843,416 and $2,829,561, respectively.


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

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2006 and 2005, unfunded commitments to extend credit were $20.6 million and $17.3 million, respectively, and outstanding letters of credit were $658,971 and $544,660, respectively. At December 31, 2006, the unfunded commitments consisted of $18.5 million at variable rates and $2.0 million at fixed rates with $14.1 million expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

         Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing, and were immaterial in 2006 and 2005.

         The Bank also offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2006. The Bank expects that much of this capacity will not be utilized. During 2006 the average balance of demand deposit overdrafts was $23,751.


NOTE 15 - EMPLOYEE BENEFIT PLAN

         The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2006, 2005, and 2004, amounted to $40,499, $35,925, and $31,822, respectively.

NOTE 16 - STOCK OPTION PLANS

         In 1999, the Board of Directors awarded options (the "Organizers' Options") to purchase 4,000 shares of the Company's common stock to each of the organizing directors of the Company and the Bank (an aggregate of 40,000 shares). These options had an exercise price of $10.00 per share and became exercisable in one-third increments each year beginning on December 14, 2000. The Organizers' Options expire ten years from the date of grant, unless they terminate sooner as a result of the holder's ceasing to be a director. Pursuant to the option agreements as further discussed below, the total number of such options outstanding has been adjusted to 57,978, and the exercise price has been adjusted to $6.21 per share as a result of the stock dividends discussed in Note 17 below.

         In 2003, the Company's shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the "2003 Plan"), which reserved 125,000 shares of the Company's common stock for issuance upon exercise of options. Pursuant to the 2003 Plan as further discussed below, the number of shares reserved for issuance has been increased to 166,375 shares as a result of the 10% stock dividends declared in 2004, 2005, and 2006 which is discussed in Note 17 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors or by a Committee of Directors designated by the Board at an exercise price equal to the fair market value of the Company's common stock on the date of grant. A summary of the activity in the plans is presented below:

                                                                                 Year ended December 31,
                                                                                 -----------------------
                                                                      2006                  2005                   2004
                                                                      ----                  ----                   ----
                                                            Weighted                            Weighted                Weighted
                                                             Average    Average                  Average                 Average
                                                            Exercise    Intrinsic               Exercise                Exercise
                                             Shares           Price     Value (1)     Shares      Price      Shares       Price
                                             ------           -----     ---------     ------      -----      ------       -----

Outstanding at beginning
     of year ...........................     103,709          $7.90                   81,929      $7.14      57,974         $6.21
Granted ................................      19,800          12.27                   21,780      10.75      23,955          9.39
Exercised ..............................           -                                       -                      -
Forfeited or expired ...................           -                                       -                      -
                                             -------                                  ------                 ------

Outstanding at end of year .............     123,509          $8.60      $913,967    103,709      $7.90      81,929         $7.14
                                             =======                                 =======                 ======

Options exercisable at end
     of year ...........................     103,709          $7.90      $840,043    103,709      $7.90      57,974         $6.21

Shares available for grant .............     100,837                                 120,637                  142,420

(1) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on changes in the market value of the Company's common stock.

         As described in Note 1, vesting of options granted in 2004 and 2005 was accelerated to December 31, 2005. Options granted in 2006 vest over a five-year period, according to the option agreements.

         As described in Note 17 below, the Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003, and on April 30, 2002. The
agreements relating to the Organizers' Options provide for proportionate adjustments in the number of shares subject to options and the exercise price of options in the event of stock dividends, stock splits and other similar stock transactions. Similarly, the 2003 Plan provides for proportionate adjustments in the number of shares reserved for issuance under the 2003 Plan, the number of shares subject to outstanding options and the exercise prices of outstanding options in the event of such transactions.

NOTE 17 - DIVIDENDS

         The Company has never paid cash dividends. The Company's ability to pay cash dividends is within the discretion of its Board of Directors, and is dependent on the Company's receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Furthermore, because of its current growth plans, the Company has no current plans to pay cash dividends even if it would be able to do so. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003 and on April 30, 2002.

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 2006, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                           To be well capitalized
                                                                                       For capital         under prompt corrective
                                                                                    adequacy purposes         action provisions
                                                                                    -----------------         -----------------
                                                                  Actual                 Minimum                   Minimum
                                                                  ------                 -------                   -------
                                                            Amount      Ratio       Amount       Ratio      Amount        Ratio
                                                            ------      -----       ------       -----      ------        -----

As of December 31, 2006                                                            (Dollars in thousands)
Total Capital (to risk weighted assets) ...............   $17,847        16.9%      $8,463        8.0%     $10,579          10.0%
Tier 1 Capital  (to risk weighted assets) .............    16,647        15.7        4,232        4.0        6,347           6.0
Tier 1 Capital  (to average assets) ...................    16,647        13.2        5,052        4.0        6,315           5.0

As of December 31, 2005
Total Capital (to risk weighted assets) ...............   $12,082        12.8%      $7,557        8.0%      $9,447          10.0%
Tier 1 Capital (to risk weighted assets) ..............    11,024        11.7        3,779        4.0        5,668           6.0
Tier 1 Capital  (to average assets) ...................    11,024         9.9        4,433        4.0         5541           5.0


The Company is also subject to capital adequacy guidelines established by the Reserve Bank, which establish the minimum ratios for capital adequacy as they apply to the Bank. For 2006 and 2005, the Company's capital amounts and ratios were at least as great as shown above for the Bank.

NOTE 19 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of the Company's financial instruments were as follows:

                                                                                          December 31,
                                                                                          ------------
                                                                              2006                                 2005
                                                                              ----                                 ----
                                                                  Carrying             Fair            Carrying             Fair
                                                                   Amount             Value             Amount              Value
                                                                   ------             -----             ------              -----
Financial Assets
      Cash and due from banks ..........................       $  2,696,623       $  2,696,623       $  2,716,965       $  2,716,965
      Federal funds sold ...............................          3,215,000          3,215,000          3,183,000          3,183,000
      Investment securities ............................         17,989,473         17,988,950         14,004,326         14,006,590
      Loans, gross .....................................         97,556,386         97,210,365         87,331,900         86,975,740
      Cash surrender value of life insurance policies ..          1,628,967          1,628,967          1,573,038          1,573,038
Financial Liabilities
      Deposits .........................................        101,666,196         98,158,426         91,652,041         88,379,085
      Customer repurchase agreements ...................          5,064,140          5,050,715          3,083,884          3,051,367
      Borrowings from FHLB .............................          2,695,671          2,644,065          4,346,505          4,277,218


NOTE 20 - PARENT COMPANY INFORMATION

         Following is condensed financial information of Cornerstone Bancorp (parent company only):

Condensed Balance Sheets
                                                               December 31,
                                                               ------------
                                                         2006               2005
                                                         ----               ----
Assets
     Cash and interest bearing deposits ............   $   776,191   $ 2,860,340
     Investment in subsidiary ......................    16,712,757    10,942,761
     Other assets ..................................        71,483        40,000
                                                       -----------   -----------
          Total Assets .............................   $17,560,431   $13,843,101
                                                       ===========   ===========

Liabilities And Shareholders' Equity
     Accrued expenses ..............................   $    21,704   $    15,116
     Shareholders' equity ..........................    17,538,727    13,827,985
                                                       -----------   -----------
          Total Liabilities and Shareholders' Equity   $17,560,431   $13,843,101
                                                       ===========   ===========


Condensed Statements Of Income

                                                                                            Year ended December 31,
                                                                                            -----------------------
                                                                                  2006                 2005                  2004
                                                                                  ----                 ----                  ----
Income
     Interest .......................................................         $    25,658          $    13,031          $     9,469

Expenses
     Sundry .........................................................              32,400               46,094               44,428
                                                                              -----------          -----------          -----------
          Loss before equity in undistributed net
               income of bank subsidiary ............................              (6,742)             (33,063)             (34,959)

          Equity in undistributed net income of
               subsidiary ...........................................           1,666,478            1,094,328              699,016
                                                                              -----------          -----------          -----------
         Net income .................................................         $ 1,659,736          $ 1,061,265          $   664,057
                                                                              ===========          ===========          ===========


                                                                     (Continued)

Condensed Statements Of Cash Flows

                                                                                              Year ended December 31,
                                                                                              -----------------------
                                                                                     2006               2005               2004
                                                                                     ----               ----               ----
Operating Activities
    Net income .........................................................        $ 1,659,736         $ 1,061,265         $   664,057
         Adjustments to reconcile net income to net cash
             provided by (used for) operating activities
         Equity in undistributed net income of subsidiary ..............         (1,666,478)         (1,094,328)           (699,016)
         Increase in other assets ......................................            (31,483)                  -                   -
         Increase in accrued expenses ..................................              6,588               6,789               2,337
                                                                                -----------         -----------         -----------
                   Net cash used for operating activities ..............            (31,637)            (26,274)            (32,622)
                                                                                -----------         -----------         -----------

Investing Activities
    Investment in bank subsidiary ......................................         (3,936,000)         (2,000,000)                  -
                                                                                -----------         -----------         -----------

Financing Activities
       Proceeds from sale of common stock, net .........................          1,886,524           4,053,147                   -
    Cash paid in lieu of fractional shares .............................             (3,036)             (2,570)             (1,360)
                                                                                -----------         -----------         -----------
                   Net cash provided by (used for)
                    financing activities ...............................          1,883,488           4,050,577              (1,360)
                                                                                -----------         -----------         -----------

                   Net increase (decrease) in cash .....................         (2,084,149)          2,024,303             (33,982)

Cash, beginning of year ................................................          2,860,340             836,037             870,019
                                                                                -----------         -----------         -----------

Cash, end of year ......................................................        $   776,191         $ 2,860,340         $   836,037
                                                                                ===========         ===========         ===========