Form 10KSB, Exhibit 13
period 2007-12-31
CORNERSTONE BANCORP/SC
filed 2008-03-27
CIK 1087455

EXHIBIT 13

                       CORNERSTONE BANCORP AND SUBSIDIARY
                            Portions of Registrant's
                              2007 Annual Report to
                            Shareholders Incorporated
                       by Reference into 2007 Form 10-KSB

          CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

         Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "intend", "expect", "believe", "anticipate", "plan", "may", "will", "should", "could", "would", assume", "indicate", "contemplate", "seek", "target", "potential", and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, adequacy of the allowance for loan losses, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors identified in this report, among others, and other risks and factors identified from time to time in the Company's other reports filed with the Securities and Exchange Commission.

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

          o    the Company's growth and ability to maintain growth;
          o    governmental monetary and fiscal policies,
          o    legislative and regulatory changes;
          o the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
          o the indirect effects on demand for the Company's mortgage loan products arising from effects on the overall market of the subprime mortgage loan situation;
          o the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer, and/or the Internet;
          o    failure of our customers to repay loans;
          o failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans;
          o the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations, and the risk of failure to achieve expected gains, revenue growth and/or expense savings;
          o    changes in accounting policies, rules, and practices;
          o cost and difficulty of implementing changes in technology or products; and
          o loss of consumer confidence and economic disruptions resulting from terrorist activities.

         All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

                               WEBSITE REFERENCES

         References to the Bank's website included in, or incorporated by reference into, this report are for information purposes only, and are not intended to incorporate the website by reference into this report.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         Cornerstone Bancorp, (the "Company") is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the "Bank"). The Bank commenced business in 1999, and conducts a general banking business from three offices in the Easley area of Pickens County, in the Berea area of Greenville County, and in the Powdersville area of Anderson County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent"), which is an insurance agency that has not yet engaged in any significant operations.

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

         The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the borrowers. The ability of a borrower to repay a real estate loan depends upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, and the developer's personal obligations under the loan are typically limited. In the case of a real estate purchase loan which is not fully amortized, the borrower may be unable to repay the loan at the end of the loan term and thus may be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of its inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased.

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

Other Services

         The Bank participates in a regional network of automated teller machines that may be used by Bank customers in major cities throughout the
Southeast. The Bank offers both VISA and MasterCard brands of debit cards together with related lines of credit. The lines of credit may be used for overdraft protection as well as pre-authorized credit for personal purchases and expenses. The Bank also provides travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but does not currently provide international or trust banking services, other than foreign currency exchange through a correspondent bank. The Bank offers an Internet banking product accessible via the Bank's custom website at www.cornerstonenationalbank.com. The interactive banking product includes an electronic bill payment service that allows customers to make scheduled and/or recurring bill payments electronically. Credit cards are underwritten and funded by a third party provider. The Bank offers merchant and other business related services to its commercial customers. The Bank also has a residential mortgage loan department with a highly experienced staff qualified to make virtually any type of residential mortgage loan.

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

Earnings Performance

         The Company earned $1.6 million in 2007 or $.82 per basic common share and $.80 per diluted common share compared to $1.7 million or $.85 per basic common share and $.83 per diluted common share for the year ended December 31, 2006. This compares to $1.1 million or $.73 per basic and $.71 per diluted common share for the year ended December 31, 2005. The Company's earnings in 2007 were slightly lower than in 2006 due to two specific factors. In 2006, the Company sold a parcel of land for a gain of $241,696. In addition, interest rate margins contracted and mortgage loan origination fees decreased in the fourth quarter of 2007 due to the crisis in the subprime mortgage industry and resultant changes in market interest rates. The Company's net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) continued its growth with results of $5.8 million, $5.5 million, and $4.1 million for 2007, 2006 and 2005 respectively. The Company also had noninterest income of $1.1 million, $1.4 million, and $1.0 million, in 2007, 2006, and 2005, respectively. Noninterest income includes a gain on the sale of land in 2006. The Company provided $196,636, $445,896, and $140,347 to the allowance for loan losses in 2007, 2006, and 2005, respectively, and had other operating expenses of $4.3 million in 2007, $3.9 million in 2006, and $3.3 million in 2005.

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

         For the years ended December 31, 2007, 2006, and 2005, net interest income was $5.8 million, $5.5 million, and $4.1 million, respectively. The consistent increases were attributable to increases in the volume of loans (see "Rate/Volume Analysis of Net Interest Income" below) as well as the interest rate earned on loans and investments. In 2007, total average interest earning assets increased to $125.4 million compared to $113.1 million in 2006. The average yield on interest earning assets increased 36 basis points to 7.98% in 2007 compared to 7.62% in 2006. The average cost of interest bearing liabilities increased 63 basis points to 4.02% in 2007 from 3.39% in 2006. Rates on interest earning assets and interest bearing liabilities adjusted upward during the first half of 2007. However, due to declines in market interest rates in the third and fourth quarters of 2007, rates have begun to adjust downward. The Company's loan portfolio adjusted more quickly than the interest bearing deposit portfolio due to liquidity pressures in the local deposit market and in the brokered CD market. While the Company's time deposits matured, rates could not be lowered by the same magnitude as the Company's interest earning assets repriced. The result was narrowed interest margins, particularly in the fourth quarter of 2007. The net yield on average interest earning assets decreased in 2007 to 4.65% from 4.83% in 2006. The interest rate spread in 2007 was 3.96% compared to 4.23% in 2006.

         The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2007 and 2006.

                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                              Year ended December 31, 2007      Year ended December 31, 2006
                                                              ----------------------------      ----------------------------
                                                                          Interest    Average                 Interest    Average
                                                             Average       Income/    Yields/     Average      Income/    Yields/
                                                           Balances(1)     Expense    Rates(2)  Balances(1)    Expense   Rates(2)
                                                           -----------     -------    --------  -----------    -------   --------
Assets
Securities .............................................    $ 17,978      $   944     5.25%      $ 17,234       $  792    4.59%
Federal Funds Sold .....................................       4,538          228     5.02%         5,864          294    5.01%
Loans (3), (4) .........................................     102,917        8,835     8.58%        90,018        7,538    8.37%
                                                            --------      -------                --------       ------
       Total interest earning assets ...................     125,433       10,007     7.98%       113,116        8,624    7.62%
Cash and due from banks ................................       2,468                                2,396
Allowance for loan losses ..............................      (1,263)                              (1,120)
Premises and equipment .................................       5,214                                4,472
Cash surrender value of life insurance policies ........       1,660                                1,600
Other assets ...........................................       1,486                                1,250
                                                            --------                             --------
       Total assets ....................................    $134,998                             $121,714
                                                            ========                             ========

Liabilities and shareholders' equity
Interest bearing liabilities
     Interest bearing transaction accounts .............    $ 13,708          157     1.15%      $ 14,112          155    1.10%
     Savings and money market ..........................      10,461          222     2.12%        10,074          165    1.64%
     Time deposits .....................................      71,613        3,444     4.81%        60,252        2,577    4.28%
                                                            --------      -------                --------       ------

       Total interest bearing deposits .................      95,782        3,823     3.99%        84,438        2,897    3.43%
Federal Funds purchased and
    customer repurchase agreements .....................       5,335          238     4.47%         4,795          116    2.42%
FHLB advances ..........................................       2,805          116     4.13%         3,973          149    3.75%
                                                            --------      -------                --------       ------
       Total interest bearing liabilities ..............     103,922        4,177     4.02%        93,206        3,162    3.39%
                                                                          -------                               ------
Noninterest bearing demand deposits and other
    liabilities ........................................      12,577                               12,389
Shareholders' equity ...................................      18,499                               16,119
                                                            --------                             --------
       Total liabilities and shareholders' equity ......    $134,998                             $121,714
                                                            ========                             ========
Interest rate spread (5) ...............................                              3.96%                               4.23%
                                                                                      -----                               -----
Net interest income and net yield on earning assets(6)..                  $ 5,830     4.65%                     $5,462    4.83%
                                                                          =======     -----                     ======    -----
Interest free funds supporting earning assets (7) ......     $21,511                              $19,910

(1)  Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence. Yield calculated on a pre-tax basis. The estimated tax equivalent yield on securities was 5.53% in 2007 and 4.80% in 2006.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is not considered material.
(5) Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6)  Net interest income divided by total interest earning assets.
(7)  Total interest earning assets less total interest bearing liabilities.

                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                              Year ended December 31, 2006      Year ended December 31, 2005
                                                              ----------------------------      ----------------------------
                                                                          Interest    Average                 Interest    Average
                                                             Average       Income/    Yields/     Average      Income/    Yields/
                                                           Balances(1)     Expense    Rates(2)  Balances(1)    Expense   Rates(2)
                                                           -----------     -------    --------  -----------    -------   --------
Assets
Securities .............................................    $ 17,234       $  792     4.59%      $ 12,313       $  464     3.77%
Federal Funds Sold .....................................       5,864          294     5.01%         4,495          149     3.31%
Loans (3), (4) .........................................      90,018        7,538     8.37%        77,654        5,631     7.25%
                                                            --------       ------                --------       ------
       Total interest earning assets ...................     113,116        8,624     7.62%        94,462        6,244     6.61%
Cash and due from banks ................................       2,396                                2,104
Allowance for loan losses ..............................      (1,120)                                (969)
Premises and equipment .................................       4,472                                4,312
Cash surrender value of life insurance policies ........       1,600                                1,543
Other assets ...........................................       1,250                                  842
                                                            --------                             --------
       Total assets ....................................    $121,714                             $102,294
                                                            ========                             ========

Liabilities and shareholders' equity
Interest bearing liabilities
     Interest bearing transaction accounts .............    $ 14,112          155     1.10%      $ 13,510          140     1.04%
     Savings and money market ..........................      10,074          165     1.64%        11,689          137     1.17%
     Time deposits .....................................      60,252        2,577     4.28%        49,939        1,668     3.34%
                                                            --------       ------                --------       ------

       Total interest bearing deposits .................      84,438        2,897     3.43%        75,138        1,945     2.59%
Federal Funds purchased and
    customer repurchase agreements .....................       4,795          116     2.42%         3,605           54     1.50%
FHLB advances ..........................................       3,973          149     3.75%         3,928          140     3.56%
                                                            --------       ------                --------       ------
       Total interest bearing liabilities ..............      93,206        3,162     3.39%        82,671        2,139     2.59%
                                                                           ------                               ------
Noninterest bearing demand deposits and other
    liabilities ........................................      12,389                                9,573
Shareholders' equity ...................................      16,119                               10,050
                                                            --------                             --------
       Total liabilities and shareholders' equity ......    $121,714                             $102,294
                                                            ========                             ========
Interest rate spread (5) ...............................                              4.23%                                4.02%
                                                                                      -----                                -----
Net interest income and net yield on earning assets(6) .                   $5,462     4.83%                     $4,105     4.35%
                                                                           ======     -----                     ======     -----
Interest free funds supporting earning assets (7) ......    $ 19,910                             $ 11,791

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

Rate/Volume Analysis of Net Interest Income

         As discussed under the caption "Net Interest Income", the Bank's net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. In 2007 and 2006, changes in balances had a more significant impact on net interest income than changes in interest rates.

                  Year ended December 31, 2007 compared to 2006

                                                                                        Increase (Decrease) Due to
                                                                                        --------------------------
                                                                                          (Dollars in Thousands)
                                                                         Rate            Volume        Rate/Volume(1)        Change
                                                                         ----            ------        --------------        ------
Interest earned on:
   Securities (2) ..........................................          $   113           $    34           $     5           $   152
   Federal Funds sold ......................................                1               (66)                -               (65)
   Loans ...................................................              189             1,080                27             1,296
                                                                      -------           -------           -------           -------
         Total interest income .............................              303             1,048                32             1,383

Interest paid on:
   Deposits ................................................              376               488                62               926
   Federal Funds purchased and customer ....................               98                13                11               122
        repurchase agreements
   FHLB advances ...........................................               15               (44)               (4)              (33)
                                                                      -------           -------           -------           -------
              Total interest expense .......................              489               457                69             1,015
                                                                      -------           -------           -------           -------

Change in Net Interest Income ..............................          $  (186)          $   591           $   (37)          $   368
                                                                      =======           =======           =======           =======

                  Year ended December 31, 2006 compared to 2005

                                                                                          Increase (Decrease) Due to
                                                                                          --------------------------
                                                                                            (Dollars in Thousands)
                                                                        Rate            Volume         Rate/Volume(1)        Change
                                                                        ----            ------         --------------        ------
Interest earned on:
     Securities (2) ........................................           $  102           $  185            $   41             $  328
     Federal Funds sold ....................................               77               45                24                146
     Loans .................................................              872              896               139              1,907
                                                                       ------           ------            ------             ------
         Total interest income .............................            1,051            1,126               204              2,381

Interest paid on:
     Deposits ..............................................              531              332                89                952
     Federal Funds purchased and customer
             repurchase agreements .........................               33               18                11                 62
     FHLB advances .........................................                7                2                 -                  9
                                                                       ------           ------            ------             ------
              Total interest expense .......................              571              352               100              1,023
                                                                       ------           ------            ------             ------

Change in Net Interest Income ..............................           $  480           $  774            $  104             $1,358
                                                                       ======           ======            ======             ======

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

         On a cumulative basis, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2007 of $23.1 million, for a cumulative gap ratio of .76 calculated at the one-year time horizon. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results, as was the case at the end of 2007 with respect to the one-year time horizon. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap, falling interest rates would be expected to have a positive effect on net interest income and increasing rates would be expected to have the opposite effect. However, if one or more assumptions prove incorrect, the margin may not be impacted in the manner expected.

         The following table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loan may be repriced contractually. Deposits in other banks and debt securities are reflected at the earlier of each instrument's repricing date for variable rate instruments or the ultimate maturity date for fixed rate instruments. Overnight federal funds sold are reflected in the earliest repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Federal funds purchased are presented in the immediate repricing interval because the interest rate paid adjusts at the beginning of each month. The table does not reflect repricing that could occur as a result of prepayment of loans or early withdrawal of time deposits or movement into or out of non-maturing deposit accounts.

                          Interest Sensitivity Analysis

                                                                                December 31, 2007
                                                                                -----------------
                                                            1-3        3-12        1-3        3-5      5-15       > 15
                                             Immediate    Months      Months      Years      Years     Years     Years      Total
                                             ---------    ------      ------      -----      -----     -----     -----      -----
                                                                              (Dollars in Thousands)
Interest earning assets
    Securities (1) ......................   $      -   $      -    $      -    $  1,018    $  3,660   $  9,310   $  4,883   $ 18,871
    Federal funds sold ..................        967          -           -           -           -          -          -        967
    Loans (2) ...........................     57,213      3,635      11,294      14,154      19,248      2,680        419    108,643
                                            --------   ---------   ---------   --------    --------   --------   --------   --------
        Total interest earning assets ...     58,180      3,635      11,294      15,172      22,908     11,990      5,302    128,481
                                            --------   ---------   ---------   --------    --------   --------   --------   --------

Interest bearing deposits
    Interest bearing transaction
      accounts ..........................     15,083          -           -           -           -          -          -     15,083
    MMDAs & Savings .....................     10,804          -           -           -           -          -          -     10,804
    Time deposits .......................      6,707     23,820      31,308       9,070         496          -          -     71,401
    Customer repurchase agreements ......      2,893      2,910           -           -           -          -          -      5,803
    FHLB advances .......................          -      1,038       1,613         302         301        291          -      3,545
                                            --------   ---------   ---------   --------    --------   --------   --------   --------
         Total interest bearing
           liabilities  .................     35,487     27,768      32,921       9,372         797        291          -    106,636
                                            --------   ---------   ---------   --------    --------   --------   --------   --------

Interest sensitivity gap ................   $ 22,693   $(24,133)   $(21,627)   $  5,800    $ 22,111   $ 11,699   $  5,302   $ 21,845
Cumulative interest sensitivity gap .....   $ 22,693   $ (1,440)   $(23,067)   $(17,267)   $  4,844   $ 16,543   $ 21,845
Gap ratio ...............................       1.64        .13         .34        1.62       28.73      41.20          -
Cumulative gap ratio ....................       1.64        .98         .76         .84        1.05       1.16       1.20

                                                                                December 31, 2006
                                                                                -----------------
                                                            1-3        3-12        1-3        3-5      5-15       > 15
                                             Immediate    Months      Months      Years      Years     Years     Years      Total
                                             ---------    ------      ------      -----      -----     -----     -----      -----
                                                                              (Dollars in Thousands)
Interest earning assets
    Securities (1) ......................   $      -   $  1,498    $  1,249    $    988    $  1,248   $  8,103   $  4,904   $ 17,990
    Federal funds sold ..................      3,215          -           -           -           -          -          -      3,215
    Loans (2) ...........................     47,662      3,918      10,763      16,343      16,922      1,842        106     97,556
                                            --------   ---------   ---------   --------    --------   --------   --------   --------
        Total interest earning assets ...     50,877      5,416      12,012      17,331      18,170      9,945      5,010    118,761
                                            --------   ---------   ---------   --------    --------   --------   --------   --------

Interest bearing deposits
    Interest bearing transaction
      accounts ..........................     15,166          -           -           -           -          -          -     15,166
    MMDAs & Savings .....................     10,093          -           -           -           -          -          -     10,093
    Time deposits .......................          -     16,957      32,115      12,091       2,876          -          -     64,039
    Customer repurchase agreements ......          -      2,364       2,000         700           -          -          -      5,064
    FHLB advances .......................          -         38         113       1,953         302        290          -      2,696
                                            --------   ---------   ---------   --------    --------   --------   --------   --------
        Total interest bearing
          liabilities ...................     25,259     19,359      34,228      14,744       3,178        290          -     97,058
                                            --------   ---------   ---------   --------    --------   --------   --------   --------

Interest sensitivity gap ................   $ 25,618   $(13,943)   $(22,216)   $  2,587    $ 14,992   $  9,655   $  5,010   $ 21,703
Cumulative interest sensitivity gap .....   $ 25,618   $ 11,675    $(10,541)   $ (7,954)   $  7,038   $ 16,693   $ 21,703
Gap ratio ...............................       2.01        .28         .35        1.18        5.72      34.21          -
Cumulative gap ratio ....................       2.01       1.26         .87         .92        1.07       1.17       1.22

(1) Securities with call features have been included in the period in which the security matures in both periods.
(2) There were no unamortized deferred loan fees included in the above table in either period. Nonaccruing loans of $291,697 are included in the 2007 schedule. Nonaccrual loans totaling $8,300 are included in the immediate category, loans totaling $118,611 are included in the 3-12 months category, and loans totaling $164,786 are included in the 1-3 year category.

Provision for Loan Losses

         The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                      2007                2006                2005
                                                                                      ----                ----                ----
                                                                                                (Dollars in thousands)
Allowance for loan losses, beginning of year ...........................            $ 1,200             $ 1,058             $   919
Provision for loan losses ..............................................                197                 446                 140
Charge-offs ............................................................               (104)               (304)                 (1)
Recoveries .............................................................                  -                   -                   -
                                                                                    -------             -------             -------
Allowance for loan losses, end of year .................................            $ 1,293             $ 1,200             $ 1,058
                                                                                    =======             =======             =======


         See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Noninterest Income

         Noninterest income, which consists primarily of mortgage loan origination fees, service charges on deposit accounts, and other fee income, decreased by $311,563 to $1.1 million in 2007 from $1.4 million in 2006 and from $1.0 million in 2005. The decrease in 2007 is primarily the result of a gain on sale of land of $241,696 in 2006 which related to the sale of property adjacent to one of the Company's branch offices. Mortgage loan originations decreased by approximately $145,000 compared to 2006. The mortgage industry experienced significant changes during the latter part of 2007 due to the crisis in the sub-prime segment of the market. While the Company does not originate many sub-prime mortgage loans, the effect on credit policies of third party lenders and on the overall market did indirectly affect demand for the Company's mortgage loan products. Service fees on deposit accounts rose in 2007 compared to 2006 by $70,517.

Noninterest Expenses

         Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy costs, data processing expenses and professional and regulatory fees, totaled $4.3 million in 2007, $3.9 million in 2006, and $3.3 million in 2005. Salaries and employee benefits rose to $2.5 million in 2007 from $2.3 million in 2006 and $2.0 million in 2005. The increases in each year were due to the hiring of additional staff to support the Bank's growth and annual salary increases. As of the end of 2007, the Company employed 41 full-time personnel. Net occupancy increased to $567,222 in 2007 over $502,807 in 2006 and $479,546 in 2005. The increase in 2007 is primarily due to expenses to maintain the operations center opened in August 2007. Professional and regulatory fees increased 37.2% in 2007 over 2006 levels, primarily as a result of a $58,000 increase in FDIC insurance premiums. Data processing expense increased 15.1% in 2007 over 2006 levels. The data processing increases in 2007 are primarily due to growth in the number of accounts and transactions processed by the Company's data processing provider. Advertising expenses decreased 15.4% in 2007 compared to 2006. Supplies expense increased 18.9% in 2007. The higher supplies expense in 2007 was primarily due to costs associated with opening the Company's new operations center in August 2007. Directors' fees increased in 2007 by 20.6%. The Company's efficiency ratio, which is measured as the ratio of noninterest expense to the sum of net interest income plus other income expressed as a percentage, was 62% compared to 58% in 2006. The addition of the operations center will cause the efficiency ratio to continue to increase slightly until the Company's growth is sufficient to cover the additional costs.

Income Taxes

         For 2007 the Company recorded income tax expense of $810,232 compared to $794,998 in 2006 and $620,658 in 2005. The increases are due to an increase in pretax income, net of non-taxable items. The Bank accounts for income taxes under Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and prepaid expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities

         Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of SFAS No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2007, 2006, and 2005, the Bank's investment portfolio comprised approximately 13.4%, 14.1%, and 12.4%, respectively, of total assets.

         The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2007 and 2006. Available-for-sale securities are stated at estimated fair value. Held-to-maturity securities are stated at amortized cost. Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost. There are no individual issuers, other than government sponsored enterprises, whose securities represent more than 10% of the Company's consolidated shareholders' equity at December 31, 2007. Government sponsored enterprises (GSEs") are agencies and corporations established by the U. S. Government, including among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks. Securities issued by these enterprises are not obligations of the U. S. Government and are not backed by the full faith and credit of the U. S. Government or otherwise guaranteed by the
U. S. Government. Because of the high-quality of the issuers, however, these securities generally are eligible to be used as security for public deposits of the U. S. Treasury, government agencies and corporations and states and other political subdivisions. At December 31, 2007 and 2006, securities with a fair value of $12,952,538 and $8,669,970, respectively, were pledged to collateralize public deposits, sweep accounts, and repurchase agreements. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

                   Investment Securities Portfolio Composition

                                                                December 31,
                                                                ------------
                                                            2007            2006
                                                            -----           ----
                                                          (Dollars in thousands)
Available for sale:
   Government sponsored enterprise bonds ...........       $10,619       $ 9,191
   Mortgage-backed securities ......................         3,446         4,018
   Municipal bonds .................................         2,977         2,967
   FNMA preferred stock ............................         1,012             -
                                                           -------       -------
      Total available for sale .....................        18,054        16,176

Held to maturity
   Government sponsored enterprises ................             -         1,000

Federal Reserve Bank of Richmond stock .............           389           388
Federal Home Loan Bank of Atlanta stock ............           428           425
                                                           -------       -------

Total ..............................................       $18,871       $17,989
                                                           =======       =======

         The following table presents contractual maturities and weighted average yields of securities at December 31, 2007 and 2006. Securities are presented at their carrying value (available for sale securities are carried at fair value and held to maturity securities are carried at book value, which is equal to their amortized cost.)

              Investment Securities Portfolio Maturities and Yields

                                                                            December 31, 2007              December 31, 2006
                                                                            -----------------              -----------------
                                                                         Amount         Yield(1)        Amount            Yield(1)
                                                                         ------         --------        ------            --------
                                                                        (Dollars in thousands)           (Dollars in thousands)
Available for sale securities:
Government sponsored enterprises
     Within one year ..........................................     $     -                  -%        $ 1,747              3.59%
     After one through five years .............................       3,035               5.14%          1,991              5.02%
     After five through ten years .............................       7,585               5.87%          5,453              5.90%

FNMA and FHLMC Mortgage-backed securities (2)
     After five through ten years .............................         182               4.25%            507              3.80%
     After 10 years ...........................................         210               3.50%          3,511              5.91%
                                                                      3,054               5.91%              -                 -%

Municipal bonds
        After five through ten years ..........................       1,711               3.66%          1,453              3.59%
        After 10 years ........................................       1,266               4.10%          1,514              4.09%

Held to maturity securities:
Government sponsored enterprises
     Within one year ..........................................           -                  -%          1,000              4.92%


Other securities
     No stated maturity .......................................       1,828               7.09%            813              5.94%
                                                                    -------                            -------
     Total ....................................................     $18,871               5.53%        $17,989              5.08%
                                                                    =======                            =======

(1)  Yields calculated on a pre-tax basis.
(2) These securities mature on an amortizing basis. They are included here in the period of final maturity.

         While five of the Company's government sponsored enterprise bonds, municipal bonds and mortgage-backed securities are in an unrealized loss position as of December 31, 2007, none of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuers and, therefore, these losses are not considered other-than-temporary. The Company's investments are obligations of the United States, its sponsored enterprises, or municipal securities. In the opinion of Management, there is no concentration of credit risk in the investment portfolio.

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

         Loans made outside the loan policy guidelines may present additional credit risk to the Company. In order to monitor these loans and the total number and amount of loans made with exceptions to loan policies, the Bank monitors all loans approved with policy exceptions. Monthly, statistics regarding the number of loans and the amount of loans with policy exceptions are reported to the Board of Directors. One of the policy exceptions reported is for loans exceeding the regulatory guidelines on loan to value ratios. The regulatory loan to value guidelines permit exceptions to the guidelines not to exceed 100% of Total Regulatory Capital for single family residential mortgage loans ($19.8 million at December 31, 2007), or 30% of Total Regulatory Capital for real estate loans other than single family residential loans ($5.9 million as of December 31, 2007). As of December 31, 2007, the Bank had $237,605 of loans which exceeded regulatory loan to value guidelines, an amount which is well within the allowable maximum of exceptions to the guidelines.

         In 2007, the Company increased real estate construction loans approximately 60%. This segment of the Bank's business is managed in specific ways in order to minimize the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and perform their own inspections of completed work prior to issuing additional construction loan draws. In addition, management employs additional procedures for monitoring construction loans such as engaging an independent appraiser to perform routine reviews of the percentage complete inspection reports for a sample of construction projects. Senior management compares the independent review report to the percentage complete report in the Bank's loan files. Any discrepancy is investigated immediately.

         The banking industry offers products that can increase credit risk should economic conditions change over the course of a loan's life. Interest-only loans, adjustable rate loans, and loans with amortization periods that differ from the maturity date (i.e., balloon payment loans) are examples of products that could subject the Company to increased credit risk in periods of changing economic conditions. The Company evaluates each customer's credit worthiness based on current and expected economic conditions and underwrites and monitors each such loan for associated risks. Therefore, Management does not believe that these particular products subject the Company to unusual credit risk. As of December 31, 2007, the Bank does not portfolio residential mortgage loans with negative amortization features, long term principal only payment features, or loan to value ratios in excess of 100%.

         The Bank has a mortgage loan brokerage department that accepts mortgage applications for terms greater than 15 years. Mortgage applications are processed and sent to third parties for underwriting. Approved loans are funded by, and closed in the name of, third parties and the Bank receives an origination fee.

         The amount of loans outstanding at December 31, 2007 and 2006 are shown in the following table according to type of loan:

                           Loan Portfolio Composition

                                                                                             December 31,
                                                                                             ------------
                                                                              2007                                 2006
                                                                              ----                                 ----
                                                                                          (Dollars in thousands)
                                                                                          % of                             % of
                                                                    Amount                Loans           Amount           Loans
                                                                    ------                -----           ------           -----
Commercial and industrial ..............................         $  18,753                 17.3%        $  17,009           17.4%
Real Estate - construction .............................            43,333                 39.9            27,130           27.8
Real Estate - mortgage
       1-4 family residential ..........................            18,948                 17.4            19,444           19.9
       Nonfarm, nonresidential .........................            24,248                 22.3            29,314           30.1
       Multifamily residential .........................             1,621                  1.5             1,554            1.6
Consumer installment ...................................             1,740                  1.6             3,105            3.2
                                                                 ---------                -----         ---------          -----
           Total Loans .................................           108,643                100.0%           97,556          100.0%
       Less allowance for loan losses ..................            (1,293)                                (1,200)
                                                                 ---------                              ---------
           Net Loans ...................................         $ 107,350                              $  96,356
                                                                 =========                              =========

Maturity Distribution of Loans

         The Bank's loan portfolio has a large component of adjustable rate loans. As of December 31, 2007, approximately $ 57.8 million or 53.2% of the Bank's loan portfolio was variable.

         The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2007, as well as the type of interest requirement on such loans. For purposes of this table, variable rate loans are included in the period of their final maturity, as opposed to their repricing date.

                         Maturity Distribution on Loans

                                                                                             December 31, 2007
                                                                                             -----------------
                                                                                           (Dollars in Thousands)
                                                                              1 Year           1-5          5 Years
                                                                             or Less          Years          or More         Total
                                                                             -------          -----          -------         -----

Commercial and industrial ..........................................        $ 11,039        $  6,775        $    939        $ 18,753
Real Estate-construction ...........................................          32,957           9,688             688          43,333
Real Estate-mortgage ...............................................          13,092          25,028           6,697          44,817
Consumer ...........................................................           1,090             648               2           1,740
                                                                            --------        --------        --------        --------
      Total ........................................................        $ 58,178        $ 42,139        $  8,326        $108,643
                                                                            ========        ========        ========        ========

Predetermined rate, maturity greater than one year .................                        $ 33,490        $  2,972        $ 36,462

Variable rate, maturity greater than one year ......................                        $  8,649        $  5,354        $ 14,003

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

         Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. As of December 31, 2007, the Bank had nonaccrual loans of $291,697. This amount includes eleven loans to one customer, all of which are collateral dependent, plus one line of credit on which the Bank continues to receive payments. These loans are secured by real estate, and were in the process of foreclosure or other collection processes as of December 31, 2007. If these loans had been current the Company would have recorded additional interest income of $10,617 on these loans. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated income statement. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information. The allowance for loan losses includes management's best estimate of the possible losses on these loans. Subsequent to December 31, 2007 the Bank took possession of the properties collateralizing these loans, and has determined that the impairment is not material as of December 31, 2007. At December 31, 2006 the Bank had no nonaccrual loans or loans 90 days or more past due and no restructured loans.

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

Potential Problem Loans

         Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. There were loans in the amount of $827,504 that have been determined by management to be potential problem loans at December 31, 2007. The majority of these loans are secured by real estate. Subsequent to year end these loans were placed on nonaccrual. Management is currently assessing the potential impact on the Bank and the Company at this time.

Allowance for Loan Losses

         The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2007.

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


                                      Summary of Loan Loss Experience

                                                                                                      Year ended December 31,
                                                                                                      -----------------------
                                                                                                      2007                2006
                                                                                                      ----                ----
                                                                                                       (Dollars in thousands)

Total loans outstanding at end of period ...............................................           $ 108,643             $  97,556
Average amount of loans outstanding ....................................................           $ 102,917             $  90,018

Balance of allowance for loan losses-beginning .........................................           $   1,200             $   1,058
Loans charged-off
      Commercial .......................................................................                   -                   275
      Commercial real estate ...........................................................                  91                    26
      Consumer installment .............................................................                  13                     3
                                                                                                   ---------             ---------
         Total charge-offs .............................................................                 104                   304
Recoveries of loans previously charged-off .............................................                   -                     -
                                                                                                   ---------             ---------
Net (charge-offs) recoveries ...........................................................                (104)                 (304)

Additions to allowance charged to expense ..............................................                 197                   446
                                                                                                   ---------             ---------


Additions to allowance charged to expense
Balance of allowance for loan losses-ending ............................................           $   1,293             $   1,200
                                                                                                   =========             =========


Ratios
      Net (charge-offs) recoveries to average loans outstanding ........................                (.10%)                (.34%)
      Net (charge-offs) recoveries to loans at end of period ...........................                (.10%)                (.31%)
      Allowance for loan losses to average loans .......................................                1.27%                 1.33%
      Allowance for loan losses to loans at end of period ..............................                1.19%                 1.23%
      Net (charge-offs) recoveries to allowance for loan losses ........................                (8.0%)               (25.3%)
      Net (charge-offs) recoveries to provision for loan losses ........................               (52.6%)               (68.2%)

         The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories. Each category of loans is reviewed for characteristics that increase or decrease risk of loss, such as the availability and marketability of collateral, degree of susceptibility to changes in economic conditions, etc., for purposes of estimating the allowance for loan losses. (See "Services of the Bank" for a discussion of risk characteristics for each loan category.) Individual loans are graded using an internal grading system that considers information specific to the loan. If warranted, a specific allocation may be associated with that loan for purposes of estimating the adequacy of the allowance for loan losses. During 2007, the Company charged off loans totaling $103,505. Each of the loans involved were included in potential problem loans as of December 31, 2006, and were partially charged-off following foreclosure of the underlying collateral. Management continues to pursue recovery of amounts charged-off in previous years. However, it is not possible to determine the amount, if any, that can be recovered at this time.

Real Estate Owned

         The Bank had $69,000 of real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2007. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

Deposits

         The amounts and percentage composition of deposits held by the Bank as of December 31, 2007 and 2006 are summarized below:

                               Deposit Composition

                                                                                           December 31,
                                                                                           ------------
                                                                                 2007                            2006
                                                                                 ----                            ----
                                                                                        (Dollars in thousands)
                                                                                        % of                               % of
                                                                      Amount            Deposits         Amount            Deposits
                                                                      ------            --------         ------            --------
Noninterest bearing demand .................................        $ 13,646              12.3%         $ 12,368              12.2%
Interest bearing transaction accounts ......................          15,083              13.6            15,166              14.9
Savings ....................................................           2,712               2.5             3,744               3.7
Money market ...............................................           8,092               7.3             6,349               6.2
Time deposits $100,000 and over ............................          31,976              28.8            28,113              27.7
Other time deposits ........................................          39,425              35.5            35,926              35.3
                                                                    --------             -----          --------             -----
    Total deposits .........................................        $110,934             100.0%         $101,666             100.0%
                                                                    ========             =====          ========             =====

         The average amounts of and average rate paid on deposits held by the Bank for the years ended December 31, 2007 and 2006, are summarized below:

                                Average Deposits

                                                                                  Year ended December 31,
                                                                                  -----------------------
                                                                             2007                        2006
                                                                             ----                        ----
                                                                      Amount         Rate         Amount         Rate
                                                                      ------         ----         ------         ----
                                                                                 (Dollars in thousands)
Noninterest bearing demand .......................................    $ 11,984          -%        $11,181           -%
Interest bearing transaction accounts ............................      13,708       1.15%         14,112        1.10%
Savings and money market .........................................      10,461       2.12%         10,074        1.63%
Time deposits ....................................................      71,613       4.81%         60,252        4.28%
                                                                      --------                    -------
      Total average deposits .....................................    $107,766                    $95,619
                                                                      ========                    =======

         As of December 31, 2007, the Bank held $31.9 million of time deposits with balances of $100,000 or more. Of that amount, $7.4 million mature within three months, $8.4 million mature over three through six months, $6.9 million mature over six through twelve months, and $9.2 million mature over twelve months. $2.2 million of time deposits over $100,000 or more are at floating rates of interest at December 31, 2007. The majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business.

         While most of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Certain deposits included in total deposits over $100,000 are brokered deposits. Brokered deposits are acquired in the wholesale market but are issued to the eventual customer in increments of less than $100,000. These deposits are not redeemable prior to maturity except in the case of death. All time deposits over $100,000 involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Customer Repurchase Agreements

         Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $5.8 million and $5.1 million at December 31, 2007 and 2006, respectively. Securities issued by government sponsored enterprises with an amortized cost of $6.6 million and $6.7 million (fair value of $6.8 million and $6.7 million) were used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2007 and 2006, respectively. All of the sweep accounts pay interest on a floating rate basis. The customer repurchase agreements pay interest on a fixed rate basis and have maturities of varying lengths. As of December 31, 2007, all of the Bank's customer repurchase agreements mature in 2008. During 2007 the average amount of customer repurchase agreements and sweep accounts totaled $5.3 million. The Bank paid an average interest rate of 4.47% on these funds in 2007.

Liquidity

         Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 56.2% of total assets at December 31, 2007.

         Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Company had over $5.2 million in cash and cash equivalents at December 31, 2007. The Bank has $4.8 million available through lines of credit with other banks and a line with the Federal Home Loan Bank of Atlanta ("FHLB") as additional sources of liquidity funding. The line with the FHLB is equal to 10% of assets provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. The lines with the other banks are for short-term use only and are unsecured. There were no amounts outstanding on short-term lines of credit with other banks other than the FHLB as of December 31, 2007 or 2006. As of December 31, 2007, the Bank had $3.5 million at various fixed rates of interest, maturing at various dates through 2015, borrowed from the FHLB. The highest balance at any month end in 2007 was $3.6 million. The average balance for 2007 was $2.8 million. The average rate paid on the borrowings for 2007 was 4.13%. The weighted average interest rate as of December 31, 2007 was 4.26%. At December 31, 2006 the Bank had $2.7 million at various fixed rates of interest, maturing at various dates through 2015, borrowed from the FHLB. During 2006, the highest balance as of any month end for borrowings from the FHLB was $4.3 million. The average rate paid on the advances during 2006 was 4.10%. The average balance of FHLB advances for 2006 was $4.0 million. At December 31, 2007 approximately $10.5 million of additional funds were available under the FHLB line provided that eligible collateral is available. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Off-Balance Sheet Risk

         The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2007, the Bank had issued commitments to extend credit of $20.7 million through various types of lending arrangements. Of these commitments, $17.8 million are at variable rates and $13.1 million of the total expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time.

         In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that it will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $1.0 million at December 31, 2007. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

         The Bank offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2007. The Bank expects the majority of this capacity will not be utilized. During 2007 the average balance of demand deposit overdrafts was approximately $25,000.

         Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2007. The Company has approximately two years remaining on a five-year contract with a company which provides data, item and ATM processing services. The annual costs are approximately $19,000. Refer to notes 10 and 14 to the Company's consolidated financial statements for additional discussion on commitments and contingencies and financial instruments with off-balance sheet risk.

Capital Resources

         At December 31, 2007, total shareholders' equity increased by approximately $2.1 million from $17.5 million at December 31, 2006 to $19.6 million at December 31, 2007. The increase was due to net income of $1.6 million, items related to stock based compensation, including option exercises, of $279,787 and an unrealized gain on investment securities of $151,794, partially offset by cash paid in lieu of fractional shares of $2,231 as a result of a stock dividend paid in 2007. The Company does not anticipate it will be required to raise additional capital in 2008 if growth occurs in line with current expectations.

         The Company made capital expenditures for bank premises and furniture and equipment in 2007 totaling approximately $1.7 million. The Company completed construction of an operations center next to the Company's main office building in 2007. No sizeable capital expenditures for premises are planned for 2008.

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

Return on Equity and Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (cash dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2007and 2006.

                                                 2007               2006
                                                 ----               ----
                                               December 31,      December 31,
                                               ------------      ------------
Return on assets ............................    1.18%              1.36%
Return on equity ............................    8.73%             10.30%
Dividend payout ratio .......................       -%                 -%
Equity to assets ratio (average) ............   13.56%             13.20%

         The return on assets decreased slightly in 2007 compared to 2006. Results for 2006 included a gain on the sale of real estate of approximately $242,000. In addition, the Company experienced pressure on the net interest margin in the fourth quarter due to changes in market interest rates.

         During 2008, the Bank's plan of operation is to attract new deposit and loan customers, especially in the market areas around our branch offices, to increase the ratio of services per customer and increase the account profitability of the Bank's current customers. The Bank plans to seek deposit accounts from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Management will continue to emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank's principal marketing tools.

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


         The following table shows the high and low bid prices of our common stock reported by the OTC Bulletin Board since it began quotation on the OTC Bulletin Board. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The prices have been adjusted to reflect a 10% stock dividend declared in April 2007 to shareholders of record as of May 8, 2007. "N/A" indicates periods where no data was available.


                                         Year ended              Year ended
                                     December 31, 2007       December 31, 2006
                                     -----------------       -----------------
                                       Low        High        Low        High
                                       ---        ----        ---        ----
         First Quarter ...........   $13.18      $14.64        N/A         N/A
         Second Quarter ..........   $13.86      $16.59        N/A         N/A
         Third Quarter ...........   $15.75      $15.85        N/A      $12.82
         Fourth Quarter ..........   $12.00      $15.10     $13.63      $15.00

         As of February 14, 2008, there were approximately 613 holders of record of the Company's common stock, excluding individual participants in security position listings.

         The Company has not paid any cash dividends to date. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. Because the Company has no operations other than those of the Bank and only has limited income of its own, the Company would rely on dividends from the Bank as its principal source of cash to pay cash dividends.

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

Management's Annual Report on Internal Control Over Financial Reporting

         Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). A system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

         Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2007 based on the criteria established in a report entitled "Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" and the interpretive guidance issued by the Commission in Release No. 34-55929. Based on this evaluation, the Company's management has evaluated and concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

         This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina


           We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and Subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cornerstone Bancorp and Subsidiary at December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with United States generally accepted accounting principles.

           We were not engaged to examine management's assertion about the effectiveness of Cornerstone Bancorp and Subsidiary's internal control over financial reporting as of December 31, 2007 included in the accompanying Management's Report on Internal Controls Over Financial Reporting and, accordingly, we do not express an opinion thereon.


                                                          /s/ Elliott Davis, LLC


Greenville, South Carolina
March 19, 2008

                       CORNERSTONE BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                                December 31,
                                                                                                                ------------
                                                                                                         2007                 2006
                                                                                                         ----                 ----
Assets

Cash and due from banks ....................................................................        $  4,266,777        $  2,696,623
Federal funds sold .........................................................................             967,000           3,215,000
                                                                                                    ------------        ------------
       Cash and cash equivalents ...........................................................           5,233,777           5,911,623

Investment securities
     Available-for-sale ....................................................................          18,054,409          16,175,621
     Held-to-maturity (Fair value $999,729 in 2006) ........................................                   -           1,000,252
     Other investments .....................................................................             816,500             813,600

Loans, net .................................................................................         107,350,202          96,356,387
Property and equipment, net ................................................................           5,808,568           4,414,995
Cash surrender value of life insurance policies ............................................           1,697,429           1,628,967
Other assets ...............................................................................           1,537,187           1,324,434
                                                                                                    ------------        ------------
              Total assets .................................................................        $140,498,072        $127,625,879
                                                                                                    ============        ============


Liabilities And Shareholders' Equity

Liabilities
     Deposits
         Noninterest bearing ...............................................................        $ 13,645,852        $ 12,367,950
         Interest bearing ..................................................................          97,288,616          89,298,246
                                                                                                    ------------        ------------
         Total deposits ....................................................................         110,934,468         101,666,196
     Customer repurchase agreements ........................................................           5,802,935           5,064,140
     Borrowings from Federal Home Loan Bank of Atlanta .....................................           3,544,838           2,695,671
     Other liabilities .....................................................................             635,001             661,145
                                                                                                    ------------        ------------

         Total liabilities .................................................................         120,917,242         110,087,152

Commitments and contingencies - Notes 10 and 14

Shareholders' equity
     Preferred stock, 10,000 shares authorized, no shares issued ...........................                   -                   -
     Common stock, no par value, 20,000,000 shares authorized, 1,983,169 and
       1,777,313 shares issued at December 31, 2007 and 2006, respectively .................          18,185,328          15,972,666
     Retained earnings .....................................................................           1,177,450           1,499,803
       Accumulated other comprehensive income ..............................................             218,052              66,258
                                                                                                    ------------        ------------

         Total shareholders' equity ........................................................          19,580,830          17,538,727
                                                                                                    ------------        ------------

         Total liabilities and shareholders' equity ........................................        $140,498,072        $127,625,879
                                                                                                    ============        ============

The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                       2007               2006               2005
                                                                                       ----               ----               ----
Interest Income
     Loans and fees on loans ..............................................        $ 8,834,764        $ 7,538,140        $ 5,631,109
     Investment securities ................................................            944,003            791,730            463,770
     Federal funds sold and other .........................................            228,687            294,579            148,694
                                                                                   -----------        -----------        -----------

         Total interest income ............................................         10,007,454          8,624,449          6,243,573

Interest Expense
     Deposits .............................................................          3,822,618          2,896,671          1,944,612
     Federal funds sold and customer repurchase agreements ................            238,562            116,409             53,873
     Federal Home Loan Bank advances ......................................            115,810            149,016            140,456
                                                                                   -----------        -----------        -----------

         Total interest expense ...........................................          4,176,990          3,162,096          2,138,941
                                                                                   -----------        -----------        -----------

         Net interest income ..............................................          5,830,464          5,462,353          4,104,632

     Provision for loan losses ............................................            196,636            445,896            140,347
                                                                                   -----------        -----------        -----------

         Net interest income after provision for loan losses ..............          5,633,828          5,016,457          3,964,285

Noninterest Income
     Mortgage loan origination fees .......................................            437,157            582,290            501,352
     Service fees on deposit accounts .....................................            542,937            472,420            408,561
     Gain on sale of land .................................................                  -            241,696                  -
     Other ................................................................             94,720             89,971            100,577
                                                                                   -----------        -----------        -----------

         Total noninterest income .........................................          1,074,814          1,386,377          1,010,490
                                                                                   -----------        -----------        -----------

Noninterest Expenses
     Salaries and benefits ................................................          2,443,315          2,305,982          1,953,315
     Occupancy and equipment ..............................................            567,222            502,807            479,546
     Data processing ......................................................            234,671            203,814            150,336
     Advertising ..........................................................             76,530             90,423             74,517
     Supplies .............................................................            111,918             94,157             99,805
     Professional and regulatory fees .....................................            314,516            229,148            168,180
     Directors fees .......................................................            127,700            105,850             69,175
     Deposit charge-offs ..................................................             39,387             51,516             24,383
     Other operating ......................................................            370,398            364,403            273,595
                                                                                   -----------        -----------        -----------

         Total noninterest expenses .......................................          4,285,657          3,948,100          3,292,852
                                                                                   -----------        -----------        -----------

         Income before income taxes .......................................          2,422,985          2,454,734          1,681,923

     Income tax provision .................................................            810,232            794,998            620,658
                                                                                   -----------        -----------        -----------

         Net income .......................................................        $ 1,612,753        $ 1,659,736        $ 1,061,265
                                                                                   ===========        ===========        ===========

Earnings Per Common Share
     Basic ................................................................        $       .82        $       .85        $       .73
     Diluted ..............................................................        $       .80        $       .83        $       .71

Weighted Average Common Shares Outstanding
     Basic ................................................................          1,965,635          1,950,378          1,447,463
     Diluted ..............................................................          2,016,850          2,002,524          1,496,455

The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         AND COMPREHENSIVE INCOME (LOSS)

                                                                                                        Accumulated
                                                                 Common stock                              other           Total
                                                                 ------------             Retained     comprehensive   shareholders'
                                                              Shares        Amount        earnings     income (loss)       equity
                                                              ------        ------        --------     -------------       ------
Balance, December 31, 2004 ...........................      1,064,656   $  8,253,812   $    543,807    $    (20,159)   $  8,777,460
                                                                                                                       ------------
Net income ...........................................              -              -      1,061,265               -       1,061,265
   Other comprehensive income, net of income taxes:
   Unrealized loss on investment securities ..........              -              -              -         (61,317)        (61,317)
                                                                                                                       ------------
   Comprehensive income ..............................                                                                      999,948
   Stock dividend (10%), net of cash in
     lieu of fractional shares .......................        106,282        764,937       (767,507)              -          (2,570)
   Issuance of shares in secondary
       offering, net of offering
       expenses of $61,721 ...........................        304,805      4,053,147              -               -       4,053,147
                                                         ------------   ------------   ------------    ------------    ------------

Balance, December 31, 2005 ...........................      1,475,743     13,071,896        837,565         (81,476)     13,827,985
                                                                                                                       ------------

Net income ...........................................              -              -      1,659,736               -       1,659,736
   Other comprehensive income, net of
     income taxes:
   Unrealized gain on investment securities ..........              -              -              -         147,734         147,734
                                                                                                                       ------------
   Comprehensive income ..............................                                                                    1,807,470
   Stock based compensation ..........................              -         19,784              -               -          19,784
   Stock dividend (10%), net of
       cash in lieu of fractional shares .............        161,375        994,462       (997,498)              -          (3,036)
   Issuance of shares in secondary offering ..........        140,195      1,886,524              -               -       1,886,524
                                                         ------------   ------------   ------------    ------------    ------------

Balance, December 31, 2006 ...........................      1,777,313     15,972,666      1,499,803          66,258      17,538,727
                                                                                                                       ------------

Net income ...........................................              -              -      1,612,753               -       1,612,753
   Other comprehensive income, net of
     income taxes:
   Unrealized gain on investment securities ..........              -              -              -         151,794         151,794
                                                                                                                       ------------
   Comprehensive income ..............................                                                                    1,764,547
   Stock based compensation ..........................              -         40,797              -               -          40,797
   Stock option exercises, including
      Tax benefit of $54,550 .........................         27,306        238,990              -               -         238,990
   Stock dividend (10%), net of
       cash in lieu of fractional shares .............        178,550      1,932,875     (1,935,106)              -          (2,231)
                                                         ------------   ------------   ------------    ------------    ------------

Balance, December 31, 2007 ...........................      1,983,169   $ 18,185,328   $  1,177,450    $    218,052    $ 19,580,830
                                                         ============   ============   ============    ============    ============

The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Years ended December 31,
                                                                                               ------------------------
                                                                                        2007             2006               2005
                                                                                        ----             ----               ----
Operating Activities
     Net income ...........................................................      $  1,612,753       $  1,659,736       $  1,061,265
     Adjustments to reconcile net income to net cash provided by operating activities
         Depreciation and net amortization ................................           285,241            276,521            258,796
         Deferred income tax (benefit) expense ............................             4,508            (95,733)            (9,743)
         Provision for loan losses ........................................           196,636            445,896            140,347
         Gain on sale of land .............................................                 -           (241,696)                 -
         Loss on sale of OREO .............................................             9,672                  -                  -
         Non-cash option expense ..........................................            40,797             19,784                  -
         Increase in other assets .........................................          (216,723)          (311,758)          (282,515)
         Increase (decrease) in other liabilities .........................          (104,341)           193,791            (66,593)
                                                                                 ------------       ------------       ------------

             Net cash provided by operating activities ....................         1,828,543          1,946,541          1,101,557
                                                                                 ------------       ------------       ------------

Investing Activities
     Proceeds from maturities and principal paydowns of
        investment securities .............................................         4,358,412          8,077,893          1,644,197
     Proceeds from sale of OREO ...........................................            96,528                  -                  -
     Purchase of investment securities ....................................        (5,005,942)       (11,643,855)        (2,458,873)
     Purchase of FHLB and Federal Reserve stock, net ......................            (2,900)          (203,800)           (77,700)
     Increase in loans, net ...............................................       (11,365,651)       (10,528,678)       (12,175,183)
     Proceeds from sale of property and equipment .........................                 -            273,493                  -
     Purchase of property and equipment ...................................        (1,679,829)          (137,001)        (1,041,253)
                                                                                 ------------       ------------       ------------

             Net cash used for investing activities .......................       (13,599,382)       (14,161,948)       (14,108,812)
                                                                                 ------------       ------------       ------------

Financing Activities
     Net increase in deposits .............................................         9,268,272         10,014,155          9,133,097
     Net increase (decrease) in customer repurchase agreements ............           738,795          1,980,256         (2,400,109)
     Borrowings from Federal Home Loan Bank of Atlanta ....................         1,000,000                  -          4,045,000
     Repayments to Federal Home Loan Bank of Atlanta ......................          (150,833)        (1,650,834)        (3,060,787)
     Proceeds from sale of common stock, net ..............................                 -          1,886,524          4,053,147
     Proceeds from exercise of stock options ..............................           238,990                  -                  -
     Cash paid in lieu of fractional shares ...............................            (2,231)            (3,036)            (2,570)
                                                                                 ------------       ------------       ------------

             Net cash provided by financing activities ....................        11,092,993         12,227,065         11,767,778
                                                                                 ------------       ------------       ------------

              Net increase (decrease) in cash and cash
                equivalents ...............................................          (677,846)            11,658         (1,239,477)

Cash and cash equivalents, beginning of year ..............................         5,911,623          5,899,965          7,139,442
                                                                                 ------------       ------------       ------------

Cash and cash equivalents, end of year ....................................      $  5,233,777       $  5,911,623       $  5,899,965
                                                                                 ============       ============       ============

Cash paid for:
     Interest .............................................................      $  4,145,118       $  3,118,302       $  2,128,897
                                                                                 ============       ============       ============
     Income taxes .........................................................      $    932,075       $    822,000       $    835,000
                                                                                 ============       ============       ============


The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

         Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company obtained regulatory approval to acquire the Bank and opened the Bank for business in 1999 with a total capitalization of $6.0 million. To increase capital available for growth, the Company offered 445,000 shares of its common stock pursuant to a prospectus dated October 4, 2005. Upon completion in January 2006, the offering added approximately $6.0 million to the Company's total capitalization.

         The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency ("OCC") and the Federal Deposit Insurance Corporation. The Company is subject to regulation by Federal Reserve and to limited regulation by the South Carolina State Board of Financial Institutions. The Bank maintains branch locations in the Berea area of Greenville County and the Powdersville area of Anderson County, South Carolina in addition to its headquarters in Easley in Pickens County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent"), which is an insurance agency. In 2007, 2006 and 2005, Crescent's transactions were immaterial to the consolidated financial statements.

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

   Concentrations of credit risk

     The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Bank monitors concentrations in its customer base using the North American Industry Codes ("NAIC"). As of December 31, 2007, the Bank has concentrations of credit in real estate rental and leasing, construction, retail trade, health care and social assistance, and other services, which by NAIC category comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses.

   Investment securities

     The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The statement requires investments in equity and debt securities to be classified into three categories:

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

   Income taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and in accordance with Interpretation No. 48 ("FIN 48"). Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

   Advertising and public relations expense

     Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

                                                                     (Continued)

Earnings per common share

     Basic earnings per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per common share. As of December 31, 2007 there were 51,215 common stock equivalents, all of which were related to options issued by the Company. Options to purchase 41,158 shares of common stock were antidilutive as of December 31, 2007 and were omitted from the diluted share calculation. The Company declared 10 percent stock dividends to shareholders of record as of May 8, 2007, May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003 and April 30, 2002. All share and per share amounts on the Consolidated Statements of Income have been restated to reflect these transactions.

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


                                                                     (Continued)

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

Stock Based Compensation

     The Company has issued stock options to certain directors who were organizers of the Company and the Bank, and also has a stock-based director and employee compensation plan (the "2003 Plan") as further described in
     Note 16. Under the 2003 Plan, 18,000 options were granted during each of 2004, 2005, 2006 and 2007. Subsequent to the grant dates of the Organizers' options and the employees' options, 10% stock dividends were declared. Pursuant to the terms of the 2003 Plan and the Organizers' option agreements, the number of options outstanding was increased and the exercise price was decreased to give effect to these stock dividends. See
     Note 16 for additional information.

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

                                                                                              Year ended December 31,
                                                                                              -----------------------
                                                                                     2007              2006                 2005
                                                                                     ----              ----                 ----
Net income:
As reported ............................................................      $   1,612,753       $   1,659,736       $   1,061,265
Add: Stock-based employee compensation expense included in
     reported net income, net of related tax effects ...................             26,926              13,057                   -
Deduct:  Total stock-based compensation expense determined
     under fair value  based  method  for all  awards,  net of
     related tax effects ...............................................            (26,926)            (13,057)           (105,581)
                                                                              -------------       -------------       -------------
Pro forma ..............................................................      $   1,612,753       $   1,659,736       $     955,684
                                                                              =============       =============       =============

Basic earnings per common share
As reported ............................................................      $         .82       $         .85       $         .73
Pro forma ..............................................................      $         .82       $         .85       $         .66

Diluted earnings per common share
As reported ............................................................      $         .80       $         .83       $         .71
Pro forma ..............................................................      $         .80       $         .83       $         .64

     The fair value of an option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used for the 2007, 2006, and 2005 grants was 4.68%, 4.36%, and 4.01%, respectively, which was the 10 Year Constant Maturity Rate on US Treasury Securities during the months in which the options were granted. The assumed dividend rate was zero and the expected option life was 10 years for 2007, 2006, and 2005 grants. Volatility is difficult to measure accurately due to the low volume of trading of the Company's stock. The common stock is not listed on any exchange and has no active trading market. Beginning in 2006, the stock is grants.
                                                                     (Continued)
   quoted on the Over-the-Counter Bulletin Board. The volatility assumption used for 2007 option grants was 12%, for 2006 option grants was 18% and for 2005 grants was 6% based on information available at the date of the grant.

   Recently issued accounting standards

     The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and will not have a significant impact on the Company's financial position, results of operations, or cash flows, but it is expected to result in increased disclosures.

     In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. Employers should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion--1967." EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company expects the initial impact of adoption will be to record a liability of $40,000 in the consolidated financial statements for the cumulative effect of the change.

     In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance--Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

     In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

     In September 2006, the SEC issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another

                                                                     (Continued)
     approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. Adoption of SAB 108 had no impact on the Company's reported financial position, results of operations, or cash flows.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement applies to all entities, specifies certain election dates, can be applied on an instrument-by-instrument basis with some exceptions, is irrevocable and applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008.

     In June 2007, the FASB ratified the consensus reached by the EITF with respect to EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase in additional paid-in capital. This EITF is to be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared beginning in 2008, and interim periods within those fiscal years. Early application is permitted. The Company does not believe the adoption of EITF 06-11 will have a material impact on its financial position, results of operations or cash flows.

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

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Reserve Bank. At December 31, 2007 and 2006 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

         When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2007 and 2006 federal funds sold amounted to $967,000 and $3,215,000, respectively.

NOTE 4 - INVESTMENT SECURITIES

         The   amortized   cost  and  fair   value  of   investment   securities
available-for-sale are as follows:

                                                                                            December 31, 2007
                                                                                            -----------------
                                                                    Amortized            Gross           unrealized         Fair
                                                                       cost              Gains             Losses           value
                                                                       ----              -----             ------           -----
Government sponsored enterprise bonds ......................       $10,357,277       $   262,910       $       843       $10,619,344
FNMA preferred stock .......................................         1,007,025             4,975                 -         1,012,000
Mortgage-backed securities .................................         3,398,658            59,833            12,053         3,446,438
Municipal bonds ............................................         2,961,067            20,813             5,253         2,976,627
                                                                   -----------       -----------       -----------       -----------
        Total investment securities available-for-sale .....       $17,724,027       $   348,531       $    18,149       $18,054,409
                                                                   ===========       ===========       ===========       ===========

                                                                                            December 31, 2006
                                                                                            -----------------
                                                                    Amortized            Gross           unrealized         Fair
                                                                       cost              Gains             Losses           value
                                                                       ----              -----             ------           -----
Government sponsored enterprise bonds ........................     $ 9,120,619       $    98,216       $    28,076       $ 9,190,759
Mortgage-backed securities ...................................       3,992,287            47,763            21,728         4,018,322
Municipal bonds ..............................................       2,962,324            11,908             7,692         2,966,540
                                                                   -----------       -----------       -----------       -----------
        Total investment securities available-for-sale .......     $16,075,230       $   157,887       $    57,496       $16,175,621
                                                                   ===========       ===========       ===========       ===========


         While five of the  Company's  Government  sponsored  enterprise  bonds, municipal bonds and mortgage-backed securities available-for-sale are in an unrealized loss position as of December 31, 2007, none of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuers and therefore, these losses are not considered other-than-temporary. The table below summarizes, by investment category, the length of time that individual securities have been in a continuous loss position as of December 31, 2007.

                                                           Less than Twelve Months             Over Twelve Months
                                                           -----------------------             ------------------
                                                         Gross                             Gross                             Total
                                                       Unrealized                        Unrealized                       Unrealized
                                                        Losses         Fair Value          Losses        Fair Value         Losses
                                                        ------         ----------          ------        ----------         ------
Government sponsored enterprise bonds .........       $        -       $        -       $      843       $  499,157       $      843
Mortgage-backed securities ....................                -                -           12,053          392,421           12,053
Municipal bonds ...............................            4,136          323,027            1,117          242,219            5,253
                                                      ----------       ----------       ----------       ----------       ----------
           Total ..............................       $    4,136       $  323,027       $   14,013       $1,133,797       $   18,149
                                                      ==========       ==========       ==========       ==========       ==========

                                                                     (Continued)

         The   amortized   cost  and  fair   value  of   investment   securities
held-to-maturity as of December 31, 2006 are summarized in the table below. The security matured in early 2007.

                                                                                            Held-to-Maturity
                                                                                            December 31, 2006
                                                                                            -----------------
                                                                    Amortized            Gross       unrealized             Fair
                                                                       cost              Gains         Losses               value
                                                                       ----              -----         ------               -----
Government sponsored enterprises .......................           $1,000,252           $    -       $      523           $  929,729
                                                                   ==========           ======       ==========           ==========

         The Bank, as a member institution, is required to own stock in the Reserve Bank and the FHLB. These stocks are included in the accompanying Consolidated Balance Sheets under the caption "Other investments". No ready market exists for these stock investments and they have no quoted market value. However, redemption of these stocks has historically been at par value. Stock held in the FHLB of Atlanta is pledged as collateral against advances from the FHLB.

         The amortized cost and fair value of securities at December 31, 2007, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         December 31, 2007
                                                         -----------------
                                                     Amortized          Fair
                                                        Cost            Value
                                                        ----            -----

Due after one through five years ...........       $ 3,181,049       $ 3,216,995
Due after five through ten years ...........         9,280,434         9,505,828
After ten years or no maturity .............         6,079,044         6,148,086
                                                   -----------       -----------

    Total investment securities ............       $18,540,527       $18,870,909
                                                   ===========       ===========

         At December 31, 2007 and 2006, securities with a fair value of $12,952,538 and $8,669,970, respectively, were pledged to collateralize public deposits, sweep accounts, advances from the FHLB, and repurchase agreements. There were no realized gains or losses for the years ended December 31, 2007 or 2006.

NOTE 5 - LOANS

         The composition of net loans by major loan category is presented below.

                                                          December 31,
                                                          ------------
                                                   2007                  2006
                                                   ----                  ----

Commercial .............................      $  18,753,358       $  17,009,520
Real estate - construction .............         43,332,737          27,129,952
Real estate - mortgage .................         44,817,279          50,312,320
Consumer ...............................          1,739,958           3,104,594
                                              -------------       -------------

Loans, gross ...........................        108,643,332          97,556,386

Less allowance for loan losses .........         (1,293,130)         (1,199,999)
                                              -------------       -------------

Loans, net .............................      $ 107,350,202       $  96,356,387
                                              =============       =============

         As of December 31, 2007, approximately $57.8 million or 53.2 % of total gross loans were variable rate loans.

         At December 31, 2007 the Bank had non-accrual loans of $291,697. This amount includes eleven loans to one customer, all of which are collateral dependent, plus one line of credit on which the Bank continues to receive payments. These loans are secured by real estate, and were in the process of foreclosure or other collection processes as

                                                                     (Continued)
of December 31, 2007. If these loans had been current the Company would have recorded additional interest income of $10,617 on these loans. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated income statement. Subsequent to December 31, 2007 the Bank took possession of the properties collateralizing these loans, and has determined that the impairment is not material as of December 31, 2007. At December 31, 2006 there were no nonaccruing or impaired loans. Activity in the allowance for loan losses for the years ended December 31, 2007, 2006, and 2005 is summarized in the table below.

                                                                                           Year ended December 31,
                                                                                           -----------------------
                                                                                2007                  2006                   2005
                                                                                ----                  ----                   ----

Allowance for loan losses, beginning of year .....................          $ 1,199,999           $ 1,058,295           $   919,384
Provision for loan losses ........................................              196,636               445,896               140,347
Charge-offs ......................................................             (103,505)             (304,192)               (1,436)
Recoveries .......................................................                    -                     -                     -
                                                                            -----------           -----------           -----------

Allowance for loan losses, end of year ...........................          $ 1,293,130           $ 1,199,999           $ 1,058,295
                                                                            ===========           ===========           ===========



NOTE 6 - PROPERTY AND EQUIPMENT

         Components of property and equipment included in the balance sheet are as follows:

                                                           December 31,
                                                           ------------
                                                     2007                2006
                                                     ----                ----

Land and improvements ......................      $ 1,468,480       $ 1,445,531
Bank premises ..............................        4,271,773         2,801,162
Furniture, equipment and software ..........        1,510,130         1,310,318
Vehicles ...................................           88,065            66,065
Construction in progress ...................                -            64,209
                                                  -----------       -----------
    Property and equipment .................        7,338,448         5,687,285
Accumulated depreciation ...................       (1,529,880)       (1,272,290)
                                                  -----------       -----------
    Property and equipment, net ............      $ 5,808,568       $ 4,414,995
                                                  ===========       ===========

         Depreciation expense for the years ended December 31, 2007, 2006, and 2005, amounted to $286,257, $268,067, and $242,378, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

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

NOTE 7 - DEPOSITS

         The following is a detail of the deposit accounts as of:

                                                           December 31,
                                                           ------------
                                                     2007                2006
                                                     ----                ----

Noninterest bearing ......................       $ 13,645,852       $ 12,367,950
Interest bearing:
     NOW accounts ........................         15,082,860         15,166,095
     Money market accounts ...............          8,091,963          6,349,116
     Savings .............................          2,712,141          3,743,368
     Time, less than $100,000 ............         39,425,515         35,926,319
     Time, $100,000 and over .............         31,976,137         28,113,348
                                                 ------------       ------------

     Total deposits ......................       $110,934,468       $101,666,196
                                                 ============       ============

         Interest expense on time deposits greater than $100,000 was approximately $1.2 million in 2007, $1.1 million in 2006, and $700,000 in 2005. Securities issued by government sponsored enterprises with an amortized cost of $1,934,723 and $1,933,158 (fair value of $1,987,183 and $1,940,549) in 2007 and
2006, respectively, were pledged as collateral for public funds.

         At December 31, 2007 the scheduled maturities of certificates of deposit are as follows:

          2008                                              $57,542,230
          2009                                                5,466,142
          2010                                                4,096,244
          2011                                                2,943,474
          2012                                                1,353,562
                                                            -----------
                                                            $71,401,652
                                                            ===========


NOTE 8 - CUSTOMER REPURCHASE AGREEMENTS

         Customer repurchase agreements consist of the following:

                                                             December 31,
                                                             ------------
                                                       2007               2006
                                                       ----               ----
Sweep accounts .............................        $2,217,935        $1,864,140
Retail repurchase agreements ...............         3,585,000         3,200,000
                                                    ----------        ----------
                                                    $5,802,935        $5,064,140
                                                    ==========        ==========

         The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2007, the Bank had eight retail repurchase agreements that mature in 2008. Securities issued by government sponsored enterprises with an amortized cost of $6,607,634 and $6,700,000 (fair value of $6,753,392 and $6,729,421) were pledged as collateral for the sweep accounts and repurchase agreements, at December 31, 2007 and 2006, respectively.

NOTE 9 -BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

         At December 31, 2007 and 2006, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank's assets. Funds borrowed from the FHLB are collateralized by a lien on certain of the Bank's available for sale securities. At December 31, the Bank had advances outstanding as follows:

                         December 31,
                         ------------
                      2007           2006       Interest Rate       Maturity Date            Terms
                      ----           ----       -------------       -------------            -----
                   $1,500,000      $1,500,000         3.60%          10/20/2008             Fixed rate
                      266,667         311,111         4.49           12/01/2013        Fixed rate, amortizing
                      246,296         285,185         4.89           4/14/2014         Fixed rate, amortizing
                      531,875         599,375         4.78           7/27/2015         Fixed rate, amortizing
                    1,000,000               -         4.75           1/25/2008              Fixed rate
                   ----------      ----------

                   $3,544,838      $2,695,671
                   ==========      ==========

         During 2007, the highest balance as of any month end for borrowings from the FHLB was $3.6 million. The average rate paid on the advances during 2007 was 4.13%. The average balance of FHLB advances for 2007 was $2.8 million. During 2006, the highest balance outstanding at any month end was $4.3 million. The average balance of FHLB advances for 2006 was $4.0 million. The average interest rate paid on advances in 2006 was 3.75%.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

         The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2007, there was no litigation pending.

         The Company has approximately two years remaining on its contract with a data, item, and ATM processing service. Monthly costs for these services are currently approximately $19,000.

         The Company has signed change of control agreements with four of its executive officers. These agreements provide for various payments to the executives in the event of a change in control of the Company.

         From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2007 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

         Refer to Note 14 concerning financial instruments with off balance sheet risk.


NOTE 11 - UNUSED LINES OF CREDIT

         At December 31, 2007, the Bank had unused lines of credit to purchase federal funds totaling $4,800,000 from unrelated banks. These lines of credit are available on a one to fourteen-day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option.

NOTE 12 - INCOME TAXES

         The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

                                                                                      Year ended December 31,
                                                                                      -----------------------
                                                                   2007                       2006                     2005
                                                                   ----                       ----                     ----
Tax expense at statutory rate .....................   $ 823,815           34%    $ 834,610           34%    $ 571,850           34%
Increase (decrease) in taxes resulting from:
     State income taxes, net of federal
          benefit .................................      48,471            2        49,495            2        32,500            2
       Tax-exempt investments .....................     (31,835)          (1)      (25,462)          (1)       (4,986)           -
       Increase in cash value of life insurance ...     (23,277)          (1)      (19,016)          (1)      (19,674)          (1)
     Other ........................................      (6,942)          (1)      (44,629)          (2)       40,968            2
                                                      ---------           --     ---------           --     ---------           --
Income tax provision ..............................   $ 810,232           33%    $ 794,998           32%    $ 620,658           37%
                                                      =========           ==     =========           ==     =========           ==

         The income tax effects of cumulative temporary differences at December 31, 2007 and 2006 are as follows:

                                                                                                          2007                2006
                                                                                                          ----                ----
Deferred tax assets:
        Allowance for loan losses ........................................................             $406,520             $379,915
        Stock based compensation .........................................................               11,200                    -
        Other ............................................................................                3,610               63,539
                                                                                                       --------             --------
                                                                                                        421,330              443,454
                                                                                                       --------             --------
Deferred tax liabilities:
        Unrealized net gain on securities available for sale .............................              112,330               34,133
        Depreciation .....................................................................               88,883              106,145
        Prepaid expenses .................................................................               27,479               27,833
                                                                                                       --------             --------
                                                                                                        228,692              168,111
                                                                                                       --------             --------
               Net deferred tax asset ....................................................             $192,638             $275,343
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

         The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

                                                                                              Year ended December 31,
                                                                                              -----------------------
                                                                                   2007                2006                  2005
                                                                                   ----                ----                  ----
Income taxes currently payable ....................................            $ 805,724            $ 890,731             $ 630,401

Deferred income tax provision (benefit) ...........................                4,508              (95,733)               (9,743)
                                                                               ---------            ---------             ---------

        Income tax provision ......................................            $ 810,232            $ 794,998             $ 620,658
                                                                               =========            =========             =========

         The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

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

                                                                     (Continued)

         A  summary  of  loan  transactions  with  directors,   including  their
affiliates, and executive officers is as follows:

                                                                                          Year ended December 31,
                                                                                          -----------------------
                                                                             2007                    2006                  2005
                                                                             ----                    ----                  ----
Balance, beginning of year .................................            $ 5,835,997             $ 6,269,599             $ 4,476,992
New loans or lines of credit ...............................              4,470,962               4,354,342               4,418,461
Payments on loans or lines of credit .......................             (3,863,010)             (4,787,944)             (2,625,854)
                                                                        -----------             -----------             -----------
Balance, end of year .......................................            $ 6,443,949             $ 5,835,997             $ 6,269,599
                                                                        ===========             ===========             ===========


         Deposits by directors, executive officers, and their related interests, at December 31, 2007 and 2006 were $3,680,470 and $2,843,416 and, respectively.

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

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2007 and 2006, unfunded commitments to extend credit were $20.7 million and $20.6 million, respectively, and outstanding letters of credit were $1,042,117 and $658,971, respectively. At December 31, 2007, the unfunded commitments consisted of $17.8 million at variable rates and $2.9 million at fixed rates with $13.1 million expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

         Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing, and were immaterial in 2007 and 2006.

         The Bank also offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2007. The Bank expects that much of this capacity will not be utilized. During 2007 the average balance of total demand deposit overdrafts was $25,039.

NOTE 15 - EMPLOYEE BENEFIT PLAN

         The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2007, 2006, and 2005, amounted to $47,934, $40,499, and $35,925, respectively.

NOTE 16 - STOCK OPTION PLANS

         In 1999, the Board of Directors awarded options (the "Organizers' Options") to purchase 4,000 shares of the Company's common stock to each of the organizing directors of the Company and the Bank (an aggregate of 40,000 shares). These options had an exercise price of $10.00 per share and became exercisable in one-third increments each year beginning on December 14, 2000. The Organizers' Options expire ten years from the date of grant, unless they terminate sooner as a result of the holder's ceasing to be a director. Pursuant to the option agreements as further discussed below, the total number of such options outstanding and the exercise price have been adjusted as a result of the stock dividends discussed in Note 17 below. Currently options to purchase 42,516 shares of common stock remain outstanding at an exercise price of $5.64. During 2007, options to purchase 20,614 shares were exercised at a weighted average exercise price of $5.82 per share.

         In 2003, the Company's shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the "2003 Plan"), which reserved 125,000 shares of the Company's common stock for issuance upon exercise of options. Pursuant to the 2003 Plan as further discussed below, the number of shares reserved for issuance has been increased to 183,012 shares as a result of the 10% stock dividends declared from 2004 to 2007 as discussed in Note 17 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors or by a Committee of Directors designated by the Board at an exercise price equal to the fair market value of the Company's common stock on the date of grant. During 2007, options to purchase 6,692 shares were exercised at a weighted average exercise price of $9.63 per share.

         A summary of the activity in the plans is presented below:

                                                                                          Weighted Average    Average Intrinsic
                                                                       Shares             Exercise Price(1)       Value (2)
                                                                       ------             -----------------       ---------

Outstanding at the beginning of 2005 ...........................        67,716                $    8.64
Granted (3) ....................................................        26,572                     8.79
Exercised ......................................................             -
Forfeited or expired ...........................................             -
                                                                      --------
Outstanding at December 31, 2005 ...............................        94,288                     8.68
                                                                      --------
Granted (3) ....................................................        29,229                     8.34
Exercised ......................................................             -
Forfeited or expired ...........................................             -
                                                                      --------
Outstanding at December 31, 2006 ...............................       123,516                     8.60
                                                                      --------
Granted (3) ....................................................        32,383                     9.43
Exercised ......................................................       (27,306)                    6.75
Forfeited or expired ...........................................        (1,320)                   11.15
                                                                      --------

Outstanding at December 31, 2007 ...............................       127,273                $    9.18            $422,546
                                                                      ========

Options exercisable at end of year .............................        90,116                $    7.57

Shares available for grant .....................................        90,249

(1) The weighted average exercise price has been adjusted to reflect 10% stock dividends declared by the Company's Board of Directors annually from 2002 through 2007.
(2) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on changes in the market value of the Company's common stock.
(3) Granted options include new grants as well as adjustments of previous grants as a result of 10% stock dividends declared by the Company's Board of Directors annually from 2002 through 2007.

         Options granted in 2006 and 2007 vest over a five-year period, according to the option agreements. All options granted prior to 2006 have fully vested. The weighted average life of options outstanding was 5.57 years and 5.62 years at December 31, 2007 and 2006, respectively.

NOTE 17 - DIVIDENDS

         The Company has not paid cash dividends as of December 31, 2007. The Company's ability to pay cash dividends is within the discretion of its Board of Directors, and is dependent on the Company's receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 8, 2007, May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003 and on April 30, 2002.

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 2007, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                              To be well capitalized
                                                                                                                   under prompt
                                                                                          For capital               corrective
                                                                                       adequacy purposes         action provisions
                                                                     Actual                  Minimum                 Minimum
                                                                     ------                  -------                 -------
                                                                                       (Dollars in thousands)
                                                              Amount        Ratio       Amount       Ratio      Amount       Ratio
                                                              ------        -----       ------       -----      ------       -----
As of December 31, 2007
Total Capital (to risk weighted assets) ...............       $19,737        16.3%     $ 9,664        8.0%     $12,079        10.0%
Tier 1 Capital (to risk weighted assets) ..............        18,444        15.3        4,832        4.0        7,248         6.0
Tier 1 Capital  (to average assets) ...................        18,444        13.4        5,489        4.0        6,861         5.0

As of December 31, 2006
Total Capital (to risk weighted assets) ...............       $17,847        16.9%     $ 8,463        8.0%     $10,579        10.0%
Tier 1 Capital  (to risk weighted assets) .............        16,647        15.7        4,232        4.0        6,347         6.0
Tier 1 Capital  (to average assets) ...................        16,647        13.2        5,052        4.0        6,315         5.0

The Company is also subject to capital adequacy guidelines established by the Reserve Bank, which establish the minimum ratios for capital adequacy as they apply to the Bank. For 2007 and 2006, the Company's capital amounts and ratios were at least as great as shown above for the Bank.

NOTE 19 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of the Company's financial instruments were as follows:

                                                                                               December 31,
                                                                                               ------------
                                                                                  2007                             2006
                                                                                  ----                             ----
                                                                      Carrying             Fair           Carrying           Fair
                                                                       Amount             Value            Amount            Value
                                                                       ------             -----            ------            -----
Financial Assets
      Cash and due from banks ..............................      $  4,266,777      $  4,266,777      $  2,696,623      $  2,696,623
      Federal funds sold ...................................           967,000           967,000         3,215,000         3,215,000
      Investment securities ................................        18,870,909        18,870,909        17,989,473        17,988,950
      Loans, gross .........................................       108,643,332       108,575,051        97,556,386        97,210,365
      Cash surrender value of life insurance policies ......         1,697,429         1,697,429         1,628,967         1,628,967
Financial Liabilities
      Deposits .............................................       110,934,468       108,395,653       101,666,196        98,158,426
      Customer repurchase agreements .......................         5,802,935         5,805,958         5,064,140         5,050,715
      Borrowings from FHLB .................................         3,544,838         3,535,508         2,695,671         2,644,065


NOTE 20 - PARENT COMPANY INFORMATION

         Following is condensed financial information of Cornerstone Bancorp (parent company only):

Condensed Balance Sheets

                                                                                                          December 31,
                                                                                                          ------------
                                                                                                  2007                     2006
                                                                                                  ----                     ----
Assets
     Cash and interest bearing deposits ..........................................              $   923,907              $   776,191
     Investment in subsidiary ....................................................                18,66,923               16,712,757
     Other assets ................................................................                    9,007                   71,483
                                                                                                -----------              -----------
          Total Assets ...........................................................              $19,594,837              $17,560,431
                                                                                                ===========              ===========

Liabilities And Shareholders' Equity
      Accrued expenses ...........................................................              $    14,007              $    21,704
      Shareholders' equity .......................................................               19,580,830               17,538,727
                                                                                                -----------              -----------
          Total Liabilities and Shareholders' Equity .............................              $19,594,837              $17,560,431
                                                                                                ===========              ===========


Condensed Statements Of Income

                                                                                             Year ended December 31,
                                                                                             -----------------------
                                                                                   2007                 2006                2005
                                                                                   ----                 ----                ----
Income
     Interest .......................................................         $    35,893          $    25,658          $    13,031

Expenses
     Sundry .........................................................              55,164               32,400               46,094
                                                                              -----------          -----------          -----------
          Loss before equity in undistributed net
               income of bank subsidiary ............................             (19,271)              (6,742)             (33,063)

          Equity in undistributed net income of
               subsidiary ...........................................           1,632,024            1,666,478            1,094,328
                                                                              -----------          -----------          -----------
                 Net income .........................................         $ 1,612,753          $ 1,659,736          $ 1,061,265
                                                                              ===========          ===========          ===========


                                                                     (Continued)

Condensed Statements Of Cash Flows

                                                                                              Year ended December 31,
                                                                                              -----------------------
                                                                                     2007                2006               2005
                                                                                     ----               ----                ----
Operating Activities
    Net income ............................................................       $ 1,612,753        $ 1,659,736        $ 1,061,265
         Adjustments to reconcile net income to net cash
             provided by (used for) operating activities
         Equity in undistributed net income of subsidiary .................        (1,632,024)        (1,666,478)        (1,094,328)
              Decrease (increase) in other assets .........................            62,476            (31,483)                 -
         Increase (decrease) in accrued expenses ..........................            (7,697)             6,588              6,789
                                                                                  -----------        -----------        -----------
                   Net cash used for operating activities .................            35,508            (31,637)           (26,274)
                                                                                  -----------        -----------        -----------

Investing Activities
    Investment in bank subsidiary .........................................           (70,000)        (3,936,000)        (2,000,000)
                                                                                  -----------        -----------        -----------

Financing Activities
       Proceeds from sale of common stock, net ............................                 -          1,886,524          4,053,147
    Cash paid in lieu of fractional shares ................................            (2,231)            (3,036)            (2,570)
       Exercise of stock options, net of tax ..............................           184,439                  -                  -
                                                                                  -----------        -----------        -----------
                   Net cash provided by financing activities ..............           182,209          1,883,488          4,050,577
                                                                                  -----------        -----------        -----------

                   Net increase (decrease) in cash ........................           147,716         (2,084,149)         2,024,303

Cash, beginning of year ...................................................           776,191          2,860,340            836,037
                                                                                  -----------        -----------        -----------

Cash, end of year .........................................................       $   923,907        $   776,191        $ 2,860,340
                                                                                  ===========        ===========        ===========