Form 10-K, Exhibit 13
period 2008-12-31
CORNERSTONE BANCORP/SC
filed 2009-03-30
CIK 1087455

EXHIBIT 13

                       CORNERSTONE BANCORP AND SUBSIDIARY
                            Portions of Registrant's
                              2008 Annual Report to
                            Shareholders Incorporated
                       by Reference into 2008 Form 10-K

          CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

         Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "estimate," "project," "intend," "expect," "believe," "anticipate," "plan," "may," "will," "should," "could," "would," assume," "indicate," "contemplate," "seek," "target," "potential," and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, adequacy of the allowance for loan losses, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors identified in this report, among others, and other risks and factors identified from time to time in the Company's other reports filed with the Securities and Exchange Commission.

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

          o    future economic and business conditions;
          o    the Company's growth and ability to maintain growth;
          o    governmental monetary and fiscal policies,
          o    legislative and regulatory changes;
          o the effect of interest rate changes on our level, costs and composition of deposits, loan demand, and the values of our loan collateral, securities, and interest sensitive assets and liabilities;
          o the indirect effects on demand for the Company's mortgage loan products arising from effects on the overall market of the subprime mortgage loan situation;
          o the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer, and/or the Internet;
          o    credit risks;
          o    higher than anticipated levels of defaults on loans;
          o    perceptions by depositors about the safety of deposits;
          o    failure of our customers to repay loans;
          o failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans;
          o the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations, and the risk of failure to achieve expected gains, revenue growth and/or expense savings;
          o    changes in accounting policies, rules, and practices;
          o cost and difficulty of implementing changes in technology or products;
          o loss of consumer confidence and economic disruptions resulting from terrorist activities;
          o    ability to weather the current economic downturn;
          o    loss of consumer or investor confidence; and
          o other factors and information described in this report and in any of the other reports we file with the Securities and Exchange Commission under the Securities Act of 1934.

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

                             BUSINESS OF THE COMPANY

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

Real Estate Loans

         One of the primary components of the Bank's loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of short to mid-term commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). Interest rates may be fixed or adjustable and the Bank frequently charges an origination fee. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio at origination, established by independent appraisals, does not exceed 80%. In addition, the Bank generally requires personal guarantees of the principal owners of the property. The at origination loan-to-value ratio for first and second mortgage loans and for construction loans generally does not exceed 80%.

In an effort to control interest rate risk, long-term residential mortgages are underwritten and funded by, and closed in the name of, third party investors.

         The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the borrowers. The ability of a borrower to repay a real estate loan depends upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, and the developer's personal obligations under the loan are typically limited. Borrowers may not be able to maintain adequate cash flow during times of disruption in credit markets similar to the difficulties in the current mortgage market. In the case of a real estate purchase loan which is not fully amortized, the borrower may be unable to repay the loan at the end of the loan term and thus may be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of its inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased.

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

Other Services

         The Bank participates in a regional network of automated teller machines that may be used by Bank customers in major cities throughout the Southeast. The Bank offers both VISA and MasterCard brands of credit and debit cards together with related lines of credit. The lines of credit may be used for overdraft protection as well as pre-authorized credit for personal purchases and expenses. Credit cards are underwritten and funded by a third party provider. The Bank also provides stored value cards, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but does not currently provide international or trust banking services, other than foreign currency exchange through a correspondent bank. The Bank offers an Internet banking product accessible via the Bank's custom website at www.cornerstonenationalbank.com. The interactive banking product includes an electronic bill payment service that allows customers to make scheduled and/or recurring bill payments electronically. The Bank also offers remote check deposit services to commercial and small business customers. The Bank offers merchant and other business related services to its commercial customers. The Bank also has a residential mortgage loan department with a highly experienced staff qualified to make virtually any type of residential mortgage loan.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following information describes various financial aspects of the Bank's business. This information should be read in conjunction with the consolidated financial statements of the Company, which appear elsewhere in this document, and the Company's Form 10-K, filed with the Securities and Exchange Commission.

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

         Management also believes that current economic conditions have added complexity to the process involved in evaluating other-than temporary-impairment ("OTTI") of the Company's debt securities. The process of determining OTTI is inherently judgmental, involving the weighing of positive and negative factors and evidence that may be objective or subjective. In the current environment, the factors that must be evaluated are numerous, and changing rapidly, making the evaluation more difficult.

Effect of Economic Trends

         The current outlook for the national economy in the United States ("U.S.") is negative. Since September 2008, the U.S. financial system has been in turmoil. Several unprecedented steps have been taken by the U.S. government to restore capital, confidence, and liquidity to the U.S. financial system. Currently, depository institutions in the U.S. are assessing the effect these steps are likely to have, and how deeply economic conditions have affected, and are likely to affect, their local economies and customer bases. Many of the programs made available by the government are not fully implemented, and their effects will not be immediately known.

         Over the previous fifteen months, the Federal Reserve has decreased its target short-term interest rates significantly. These decreases have been in response to the turmoil in the overall economy, the market for mortgages, and the housing industry in the United States. As a result of the decreases in interest rates by the Federal Reserve, interest rates applicable to many of the Bank's loans, which are tied to the Prime Rate, have also decreased rapidly. However, due to competitive pressures for funds and an overall lack of confidence in depository institutions and concerns over future events, interest rates on the Bank's interest-bearing liabilities have not decreased as quickly, placing pressure on the Bank's net interest margin. In addition, the uncertainty in the national mortgage market has impacted our ability to broker mortgage loans for our customers. Many third party lenders have changed their programs frequently or discontinued them completely, and all have tightened credit standards. The result has been a decrease in income earned from mortgage brokerage fees in 2008. Additionally, problems in the economy have adversely impacted the ability of some borrowers to repay their loans. Although the Company's market area has not experienced the negative effects of the slowing economy and declines in real estate markets to the same extent as some other markets in the country, these factors have had an effect on our operations as evidenced by the increases in our potential problem loans, charge-offs, and nonaccrual loans.

Governmental Response to 2008 Financial Crisis

         During the fourth quarter of 2008 and continuing into the first quarter of 2009 the FDIC, the Federal Reserve, the Department of the Treasury and Congress took a number of actions designed to alleviate or correct mounting problems in the financial services industry. A number of these initiatives were directly applicable to community banks.

         Congress enacted the Emergency Economic Stabilization Act of 2008 which, among other things, temporarily increased the maximum amount of FDIC deposit insurance from $100,000 to $250,000 and created a Troubled Assets Relief Program ("TARP") administered by Treasury. In October, 2008, Treasury announced a Capital Purchase Program ("CPP") under TARP to increase the capital of healthy banks. Under the CPP, Treasury would purchase preferred stock with warrants from qualified banks and bank holding companies in an amount up to 3% of the seller's risk-weighted assets as of September 30, 2008. Institutions wishing to participate in the CPP were required to file an application with their principal federal regulators. The Company filed such an application and received preliminary approval to sell preferred stock to the Treasury, but ultimately elected not to participate in the CPP because of (i) the cost of the preferred stock, (ii) the open-ended administrative burdens associated with the preferred stock, including having to agree to allow Treasury to amend unilaterally the stock purchase agreement to comply with subsequent changes in applicable federal statutes, (iii) the fact that the Company and the Bank were already well capitalized under regulatory guidelines and expected to continue to be so, and
(iv) management's belief that other sources of capital were, and would continue to be, available should additional capital be needed.

         The FDIC also implemented in October, 2008 a Temporary Liquidity Guarantee Program consisting of a deposit insurance component pursuant to which it undertook to provide deposit insurance in an unlimited amount for non-interest bearing transaction accounts, and a debt guarantee component pursuant to which it undertook to fully guarantee senior, unsecured debt issued by banks or bank holding companies. Coverage of both components was automatic until December 5, 2008, at which time covered institutions could opt out of one or both of the components. Institutions not opting out would be charged fees for their participation in the components. The Bank did not opt out of either component.

         An unfortunate consequence of the difficulties that have beset the banking industry in the last year has been a large increase in bank failures, which has led to substantial claims being made against the FDIC's Deposit Insurance Fund. In order to increase the amount in the Deposit Insurance Fund to reflect the increased risk of additional bank failures and insurance claims, the FDIC has raised its assessments on banks for 2009 and has also proposed a special one-time assessment of 20 cents per $100 of assessable deposits, to be paid in September, 2009 based on deposits at June 30, 2009. There appears, however, to be a possibility that the assessment will be reduced if Congress authorizes the FDIC to borrow sufficient funds. Assuming that the special assessment is imposed as proposed and without reduction, the additional cost to the Bank in 2009 would be approximately $285,000.

Additional governmental efforts to ameliorate the problems afflicting the banking industry have been adopted or proposed, or are being considered by Congress and various governmental entities. The Company is presently unable to predict the impact of any such changes, although it appears that they are likely to increase operating expenses in the near term without creating completely offsetting benefits.

Earnings Performance

         The Company earned $225,316 in 2008, or $.11 per basic and diluted common share compared to $1.6 million or $.82 per basic common share and $.80 per diluted common share for the year ended December 31, 2007. This compares to $1.7 million or $.85 per basic and $.83 per diluted common share for the year ended December 31, 2006. The Company's earnings in 2008 were significantly lower than in 2007 and 2006 due to four specific factors. First, the Company was required to recognize an impairment loss on preferred stock of the Federal National Mortgage Association ("FNMA") during the third quarter as a result of FNMA's being placed into conservatorship by The United States Department of the Treasury in September 2008. Second, the drastic decreases in interest rates initiated by the Federal Reserve in 2008 led to compression of our net interest margin. Third, turmoil in the housing markets decreased our ability to broker mortgage loans for our local customers, which significantly decreased noninterest income in 2008. Fourth, our provision for loan losses increased significantly in comparison to previous years due to increasing pressure on borrowers from the slowing economy. The Company's net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) decreased to $5.3 million, down from $5.8 million in 2007 and $5.5 million for 2006. The Company had noninterest income of $63,966 after absorbing the other than temporary loss on the FNMA preferred stock. This compared to $1.1 million and $1.4 million in 2007 and 2006, respectively. Noninterest income in 2006 included a gain on the sale of land. The Company provided $815,000, $196,636, and $445,896, to the allowance for loan losses in 2008, 2007 and 2006, respectively, and had other operating expenses of $4.3 million in 2008 and 2007 and $3.9 million in 2006.

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

         For the years ended December 31, 2008, 2007, and 2006, net interest income was $5.3 million, $5.8 million, and $5.5 million, respectively. The decrease in 2008 is attributable to the rapid decline in interest rates, partially offset by increases in the volume of loans (see "Rate/Volume Analysis of Net Interest Income" below). In 2008, total average interest earning assets increased to $141.2 million from $125.4 million in 2007. The average yield on interest earning assets decreased 153 basis points to 6.45% in 2008 compared to 7.98% in 2007. The average cost of interest bearing liabilities decreased 90 basis points to 3.12% in 2008 from 4.02% in 2007. Rates on interest earning assets and interest bearing liabilities adjusted downward since the third quarter of 2007. The Company's loan portfolio adjusted more quickly than the interest bearing deposit portfolio due to liquidity pressures in the local deposit market and in the brokered CD market. While the Company's time deposits matured, rates could not be lowered by the same magnitude as the Company's interest earning assets repriced. The result was narrowed interest margins. The net yield on average interest earning assets decreased in 2008 to 3.76% from 4.65% in 2007. The interest rate spread in 2008 was 3.33% compared to 3.96% in 2007.

The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2008 and 2007.
                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                             Year ended December 31, 2008       Year ended December 31, 2007
                                                             ----------------------------       ----------------------------
                                                                         Interest   Average                  Interest    Average
                                                            Average       Income/   Yields/     Average       Income/    Yields/
                                                          Balances(1)     Expense   Rates(2)   Balances(1)    Expense   Rates(2)
                                                          -----------     -------   --------   -----------    -------   --------
Assets
Securities ..............................................   $ 22,607      $1,161     5.14%      $ 17,978      $   944    5.25%
Federal Funds Sold ......................................      3,429          92     2.68%         4,538          228    5.02%
Loans (3), (4) ..........................................    115,162       7,849     6.82%       102,917        8,835    8.58%
                                                            --------      ------                --------      -------
       Total interest earning assets ....................    141,198       9,102     6.45%       125,433       10,007    7.98%
Cash and due from banks .................................      3,624                               2,468
Allowance for loan losses ...............................     (1,394)                             (1,263)
Premises and equipment ..................................      5,687                               5,214
Cash surrender value of life insurance policies .........      1,731                               1,660
Other assets ............................................      1,861                               1,486
                                                            --------                            --------
       Total assets .....................................   $152,707                            $134,998
                                                            ========                            ========

Liabilities and shareholders' equity
Interest bearing liabilities:
     Interest bearing transaction accounts ..............   $ 13,502         125      .92%      $ 13,708          157    1.15%
     Savings and money market ...........................     14,994         296     1.98%        10,461          222    2.12%
     Time deposits ......................................     76,234       2,808     3.68%        71,613        3,444    4.81%
                                                            --------      ------                --------      -------

       Total interest bearing deposits ..................    104,730       3,229     3.08%        95,782        3,823    3.99%
Federal Funds purchased and
    customer repurchase agreements ......................      5,351         170     3.18%         5,335          238    4.47%
FHLB advances ...........................................      6,955         228     3.28%         2,805          116    4.13%
                                                                                                --------      -------
Broker repurchase agreements ............................      4,836         171     3.53%
                                                            --------      ------
       Total interest bearing liabilities ...............    121,872       3,798     3.12%       103,922        4,177    4.02%
                                                            --------      ------                --------      -------
Noninterest bearing demand deposits and other
    liabilities .........................................     11,466                              12,577
Shareholders' equity ....................................     19,369                              18,499
                                                            --------                            --------
       Total liabilities and shareholders' equity .......   $152,707                            $134,998
                                                            ========                            ========
Interest rate spread (5) ................................                            3.33%                               3.96%
                                                                                     -----                               -----
Net interest income and net yield on earning assets(6)...                 $5,304     3.76%                    $ 5,830    4.65%
                                                                          ======     -----                    =======    -----

Interest free funds supporting earning assets (7) .....     $ 19,326                            $ 21,511

(1)  Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence. Yield calculated on a pre-tax basis. The estimated tax equivalent yield on securities was 5.63% in 2008 and 5.53% in 2007.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis. (
(4) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is $401,297 and $371,754 in 2008 and 2007, respectively.
(5) Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6)  Net interest income divided by total interest earning assets.
(7)  Total interest earning assets less total interest bearing liabilities.

                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                              Year ended December 31, 2007      Year ended December 31, 2006
                                                              ----------------------------      ----------------------------
                                                                          Interest    Average                  Interest    Average
                                                             Average       Income/    Yields/     Average       Income/    Yields/
                                                           Balances(1)     Expense    Rates(2)  Balances(1)     Expense   Rates(2)
                                                           -----------     -------    --------  -----------     -------   --------
Assets
Securities ...............................................  $ 17,978      $   944     5.25%      $ 17,234       $  792    4.59%
Federal Funds Sold .......................................     4,538          228     5.02%         5,864          294    5.01%
Loans (3), (4) ...........................................   102,917        8,835     8.58%        90,018        7,538    8.37%
                                                            --------      -------                --------       ------
       Total interest earning assets .....................   125,433       10,007     7.98%       113,116        8,624    7.62%
Cash and due from banks ..................................     2,468                                2,396
Allowance for loan losses ................................    (1,263)                              (1,120)
Premises and equipment ...................................     5,214                                4,472
Cash surrender value of life insurance policies ..........     1,660                                1,600
Other assets .............................................     1,486                                1,250
                                                            --------                             --------
       Total assets ......................................  $134,998                             $121,714
                                                            ========                             ========

Liabilities and shareholders' equity
Interest bearing liabilities:
     Interest bearing transaction accounts ...............  $ 13,708          157     1.15%       $14,112          155    1.10%
     Savings and money market ............................    10,461          222     2.12%        10,074          165    1.64%
     Time deposits .......................................    71,613        3,444     4.81%        60,252        2,577    4.28%
                                                            --------      -------                --------       ------

       Total interest bearing deposits ...................    95,782        3,823     3.99%        84,438        2,897    3.43%
Federal Funds purchased and
    customer repurchase agreements .......................     5,335          238     4.47%         4,795          116    2.42%
FHLB advances ............................................     2,805          116     4.13%         3,973          149    3.75%
                                                            --------      -------                --------       ------
       Total interest bearing liabilities ................   103,922        4,177     4.02%        93,206        3,162    3.39%
                                                                          -------                               ------
Noninterest bearing demand deposits and other
    liabilities ..........................................    12,577                               12,389
Shareholders' equity .....................................    18,499                               16,119
                                                            --------                             --------
       Total liabilities and shareholders' equity ........  $134,998                             $121,714
                                                            ========                             ========
Interest rate spread (5) .................................                            3.96%                               4.23%
                                                                                      -----                               -----
Net interest income and net yield on earning assets(6) ...                $ 5,830     4.65%                     $5,462    4.83%
                                                                          =======     -----                     ======    -----
Interest free funds supporting earning assets (7) ........  $ 21,511                             $ 19,910

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

                   Rate/Volume Analysis of Net Interest Income

         As discussed under the caption "Net Interest Income," the Bank's net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. In 2008 changes in interest rates had the most significant impact on interest income. In 2007, changes in balances had a more significant impact on net interest income than changes in interest rates.

                  Year ended December 31, 2008 compared to 2007

                                                                                        Increase (Decrease) Due to
                                                                                        --------------------------
                                                                        Rate            Volume        Rate/Volume(1)        Change
                                                                        ----            ------        --------------        ------
                                                                                         (Dollars in Thousands)
Interest earned on:
     Securities (2) ........................................          $   (20)          $   243           $    (5)          $   218
     Federal Funds sold ....................................             (107)              (56)               26              (137)
     Loans .................................................           (1,821)            1,051              (216)             (986)
                                                                      -------           -------           -------           -------
         Total interest income .............................           (1,948)            1,238              (195)             (905)

Interest paid on:
     Deposits ..............................................             (851)              316               (58)             (593)
     Federal Funds purchased and customer
             repurchase agreements .........................              (69)                1                 -               (68)
     FHLB advances .........................................              (24)              171               (35)              112
     Broker repurchase agreements ..........................                -                 -               171               171
                                                                      -------           -------           -------           -------
              Total interest expense .......................             (944)              488                78              (378)
                                                                      -------           -------           -------           -------

Change in Net Interest Income ..............................          $(1,004)          $   750           $  (273)          $  (527)
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

                  Year ended December 31, 2007 compared to 2006

                                                                                       Increase (Decrease) Due to
                                                                                       --------------------------
                                                                        Rate            Volume        Rate/Volume(1)        Change
                                                                        ----            ------        --------------        ------
                                                                                         (Dollars in Thousands)
Interest earned on:
   Securities (2) ..........................................          $   113           $    34           $     5           $   152
   Federal Funds sold ......................................                1               (66)                -               (65)
   Loans ...................................................              189             1,080                27             1,296
                                                                      -------           -------           -------           -------
         Total interest income .............................              303             1,048                32             1,383

Interest paid on:
   Deposits ................................................              376               488                62               926
   Federal Funds purchased and customer ....................               98                13                11               122
        repurchase agreements
   FHLB advances ...........................................               15               (44)               (4)              (33)
                                                                      -------           -------           -------           -------
              Total interest expense .......................              489               457                69             1,015
                                                                      -------           -------           -------           -------

Change in Net Interest Income ..............................          $  (186)          $   591           $   (37)          $   368
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

         On a cumulative basis, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2008 of $22.9 million, for a cumulative gap ratio of .79 calculated at the one-year time horizon. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon," a negative interest sensitivity gap results, as was the case at the end of 2008 with respect to the one-year time horizon. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap, falling interest rates would be expected to have a positive effect on net interest income and increasing rates would be expected to have the opposite effect. However, if one or more assumptions prove incorrect, the margin may not be impacted in the manner expected.

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

                          Interest Sensitivity Analysis

                                                                                 December 31, 2008
                                                                                 -----------------
                                                              1-3       3-12       1-3        3-5       5-15       > 15
                                                Immediate    Months    Months     Years      Years      Years     Years     Total
                                                ---------    ------    ------     -----      -----      -----     -----     -----
                                                                              (Dollars in thousands)
Interest earning assets ......................
    Securities (1) ...........................          -          -         -      1,541     1,617       9,718    7,915     20,791
    Federal funds sold .......................        140          -         -          -         -           -        -        140
    Loans (2)(3) .............................     75,418      2,468    10,245     13,671    27,135       2,105      140    131,182
                                                  -------   --------  --------   --------   -------     -------  -------    -------
        Total interest earning assets ........     75,558      2,468    10,245     15,212    28,752      11,823    8,055    152,113
                                                  -------   --------  --------   --------   -------     -------  -------    -------

Interest bearing deposits
    Interest bearing transaction accounts ....     13,013          -         -          -         -           -        -     13,013
    MMDAs & Savings ..........................     21,135          -         -          -         -           -        -     21,135
    Time deposits ............................      3,174     22,566    41,584      9,647     1,393           -        -     78,364
    Federal Funds purchased and
      Customer repurchase agreements .........      3,243        150     2,650        350         -           -        -      6,393
    FHLB advances ............................      3,500         38       113      4,302       301       2,140        -     10,394
    Broker repurchase agreements .............          -          -         -          -     2,000       3,000        -      5,000
                                                  -------   --------  --------   --------   -------     -------  -------    -------
        Total interest bearing liabilities ...     44,065     22,754    44,347     14,299     3,694       5,140        -    134,299
                                                  -------   --------  --------   --------   -------     -------  -------    -------

Interest sensitivity gap .....................    $31,493   $(20,286) $(34,102)  $    913   $25,058     $ 6,683  $ 8,055    $17,814
Cumulative interest sensitivity gap ..........    $31,493   $ 11,207  $(22,895)  $(21,982)   $3,076     $ 9,759  $17,814
Gap ratio ....................................       1.71        .11       .23       1.06      7.78        2.30
Cumulative gap ratio .........................       1.71       1.17       .79        .82      1.02        1.07     1.13

                                                                                 December 31, 2007
                                                                                 -----------------
                                                              1-3       3-12       1-3        3-5        5-15       > 15
                                                Immediate    Months    Months     Years      Years      Years      Years       Total
                                                ---------    ------    ------     -----      -----      -----      -----       -----
                                                                              (Dollars in thousands)
Interest earning assets
    Securities (1) ..........................    $     -    $     -   $     -    $ 1,018    $ 3,660    $ 9,310    $ 4,883   $ 18,871
    Federal funds sold ......................        967          -         -          -          -          -          -        967
    Loans(2)(4) .............................     57,213      3,635    11,294     14,154     19,248      2,680        419    108,643
                                                 -------    -------   -------    -------    -------    -------    -------   --------
        Total interest earning assets .......     58,180      3,635    11,294     15,172     22,908     11,990      5,302    128,481
                                                 -------    -------   -------    -------    -------    -------    -------   --------

Interest bearing deposits
    Interest bearing transaction accounts ...     15,083          -         -          -          -          -          -     15,083
    MMDAs & Savings .........................     10,804          -         -          -          -          -          -     10,804
    Time deposits ...........................      6,707     23,820    31,308      9,070        496          -          -     71,401
    Customer repurchase agreements ..........      2,893      2,910         -          -          -          -          -      5,803
    FHLB advances ...........................          -      1,038     1,613        302        301        291          -      3,545
                                                 -------    --------  --------   -------    -------    -------    -------   --------
        Total interest bearing liabilities ..     35,487     27,768    32,921      9,372        797        291          -    106,636
                                                 -------    --------  --------   -------    -------    -------    -------   --------

Interest sensitivity gap ....................    $22,693    $(24,133) $(21,627)  $  5,800   $22,111    $11,699    $ 5,302   $ 21,845
Cumulative interest sensitivity gap .........    $22,693    $ (1,440) $(23,067)  $(17,267)  $ 4,844    $16,543    $21,845
Gap ratio ...................................       1.64         .13       .34       1.62     28.73      41.20          -
Cumulative gap ratio ........................       1.64         .98       .76        .84      1.05       1.16       1.20


(1) Securities with call features have been included in the period in which the security matures in both periods.
(2) There were no unamortized deferred loan fees included in the above tables in either year.
(3) Nonaccruing loans of $2.4 million are included in the 2008 schedule. Nonaccrual loans totaling $1.8 million are included in the immediate category, loans totaling $221,672 are included in the 1-3 month category, loans totaling $116,870 are included in the 3-12 months category, and loans totaling $261,556 are included in the 1-3 year category.
(4) Nonaccruing loans of $291,697 are included in the 2007 schedule. Nonaccrual loans totaling $8,300 are included in the immediate category, loans totaling $118,611 are included in the 3-12 months category, and loans totaling $164,786 are included in the 1-3 year category.

     Provision for Loan Losses

         The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

                                                                                              Year ended December 31,
                                                                                     2008               2007              2006
                                                                                     ----               ----              ----
                                                                                                (Dollars in thousands)
Allowance for loan losses, beginning of year ...........................            $ 1,293             $ 1,200             $ 1,058
Provision for loan losses ..............................................                815                 197                 446
Charge-offs ............................................................               (685)               (104)               (304)
Recoveries .............................................................                276                   -                   -
                                                                                    -------             -------             -------

Allowance for loan losses, end of year .................................            $ 1,699             $ 1,293             $ 1,200
                                                                                    =======             =======             =======


         See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Noninterest Income

         Noninterest income, which consists primarily of mortgage loan origination fees, service charges on deposit accounts, and other fee income, decreased by $1.0 million to $.1 million in 2008 from $1.1 million in 2007 and from $1.4 million in 2006. The 2008 decrease is primarily from the Other Than Temporary Impairment charge in the amount of $918,264 taken on FNMA Preferred stock in September 2008. An additional cause of the decrease was a drop in mortgage loan origination fees of $161,436. The decrease in 2007 is primarily the result of a gain on sale of land of $241,696 in 2006 which related to the sale of property adjacent to one of the Company's branch offices. As noted above, the mortgage origination industry experienced significant changes beginning in the fourth quarter of 2007 and continuing throughout 2008. While the Company does not originate long-term residential mortgage loans for its own portfolio, the effect on credit policies of third party lenders and on the overall market did affect demand for the Company's brokered mortgage loan products. The decline in mortgage origination fee income and the impairment charge on the FNMA preferred stock were partially offset by an increase in service fees on deposits. Service fees on deposit accounts increased by approximately $36,000 in 2008 over 2007.

Noninterest Expenses

         Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy costs, data processing expenses and professional and regulatory fees, totaled $4.3 million in 2008 and 2007, and $3.9 million in 2006. Salaries and employee benefits decreased slightly in 2008 due to the retirement of certain employees and no accrual of bonuses due to economic conditions. Salaries and benefits rose in 2007 compared to 2006 due to the hiring of additional staff to support the Bank's growth and annual salary increases. As of the end of 2008, the Company employed 38 full-time personnel. Net occupancy increased to $600,426 in 2008 from $567,222 in 2007 and $502,807 in 2006. The increase in 2008 is primarily due to a full year of expenses to maintain the operations center opened in August 2007. Supplies expense decreased 23.3% in 2008 compared to 2007. The higher supplies expense in 2007 was primarily due to costs associated with opening the Company's new operations center in August 2007. Other operating expenses include various costs of normal operations. Certain loan costs such as appraisal costs, software licensing fees, and costs to process ATM transactions each increased in 2008 over 2007 levels. OREO expenses in 2008 were $50,889 in 2008 compared to $7,207 in 2007. Property taxes on real estate owned is the primary driver of the increase. The Company's efficiency ratio, which is measured as the ratio of noninterest expense to the sum of net interest income plus other income expressed as a percentage, was 81% in 2008 compared to 62% in 2007 and 58% in 2006. In 2008 the ratio was severely impacted by the other-than-temporary-impairment on FNMA Preferred Stock.

Income Taxes

         For 2008 the Company recorded an income tax benefit of $17,600 compared to tax expense of $810,232 in 2007 and $794,998 in 2006. The primary reasons for the benefit in 2008 are the exclusion of nontaxable municipal bond income in 2008 and the tax effect of the other than temporary impairment charge on the FNMA preferred stock. In the fourth quarter of 2008 legislation was passed by Congress making the OTTI charge includable in ordinary income for holders of FNMA and Federal Home Loan Mortgage Corporation ("FHLMC") preferred stocks. The Company recorded a deferred tax asset in the amount of $312,210 related to the other than temporary impairment of the FNMA preferred stock. The Bank accounts for income taxes under Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and prepaid expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities

         Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of SFAS No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2008, 2007, and 2006, the Bank's investment portfolio comprised approximately 12.7%, 13.4%, and 14.1%, respectively, of total assets.

         The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2008 and 2007. Available-for-sale securities are stated at estimated fair value. The Company had no Held-to-maturity securities in either period. Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost. However, there can be no assurance that these stocks will be redeemed at par value in the future. There are no individual issuers, other than government sponsored enterprises, whose securities represent more than 10% of the Company's consolidated shareholders' equity at December 31, 2008. Government sponsored enterprises ("GSEs") are agencies and corporations established by the U. S. Government, including among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks. Until 2008, securities issued by these enterprises were not obligations of the U. S. Government and were not backed by the full faith and credit of the U. S. Government or otherwise guaranteed by the U. S. Government, although they were commonly treated as guaranteed. In 2008, in an attempt to stabilize U.S. and international financial markets, the U.S. Government explicitly guaranteed certain debt instruments of the GSEs. These securities have generally been and will continue to be eligible to be used as security for public deposits of the
U. S. Treasury, government agencies and corporations and states and other political subdivisions. At December 31, 2008 and 2007, securities with a fair value of $18.4 million and $13.0 million respectively, were pledged to collateralize public deposits, sweep accounts, and customer and broker repurchase agreements. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

                   Investment Securities Portfolio Composition

                                                                                                                  December 31,
                                                                                                              2008              2007
                                                                                                             -----             ----
                                                                                                             (Dollars in thousands)
 Available for sale:
   Government sponsored enterprise bonds .......................................................           $ 9,293           $10,619
   Mortgage-backed securities ..................................................................             4,280             3,446
   Municipal bonds .............................................................................             6,072             2,977
   FNMA preferred stock ........................................................................                32             1,012
                                                                                                           -------           -------
      Total available for sale .................................................................            19,677            18,054

Federal Reserve Bank of Richmond stock .........................................................               394               389
Federal Home Loan Bank of Atlanta stock ........................................................               720               428
                                                                                                           -------           -------

Total ..........................................................................................           $20,791           $18,871
                                                                                                           =======           =======

         The following table presents contractual maturities and weighted average yields of securities at December 31, 2008 and 2007. Securities are presented at their carrying value (available for sale securities are carried at fair value and other securities are carried at book value, which is equal to their amortized cost.)

              Investment Securities Portfolio Maturities and Yields

                                                                    December 31, 2008          December 31, 2007
                                                                 Amount        Yield(1)      Amount          Yield(1)
                                                                 ------        --------      ------          --------
                                                                 (Dollars in thousands)      (Dollars in thousands)
  Available for sale securities:
  Government sponsored enterprises
       Within one year .....................................   $     -              -%       $     -             - %
       After one through five years ........................     2,631           4.44%         3,035           5.14%
       After five through ten years ........................     6,662           5.90%         7,585           5.87%

  FNMA and FHLMC Mortgage-backed securities (2)
       After one through five years ........................       280           3.84%           182           4.25%
       After five through ten years ........................         -              -%           210           3.50%
       After 10 years ......................................     4,000           5.75%         3,054           5.91%

  Municipal bonds
          After one through five years .....................       247           3.25%             -              -%
          After five through ten years .....................     1,888           3.80%         1,711           3.66%
          After 10 years ...................................     3,937           4.09%         1,266           4.10%

  Other securities
       No stated maturity ..................................     1,146           2.06%         1,828           7.09%
                                                               -------                       -------
       Total ...............................................   $20,791           4.88%       $18,871           5.53%
                                                               =======                       =======

(1)  Yields calculated on a pre-tax basis.
(2) These securities mature on an amortizing basis. They are included here in the period of final maturity.

         While twelve of the Company's Government sponsored enterprise bonds, municipal bonds and mortgage-backed securities available-for-sale are in an unrealized loss position as of December 31, 2008, none of these securities is expected to have a loss of principal at final maturity. Only one security has been in an unrealized loss position for more than twelve months. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. During 2008, the Company recognized other-than temporary-impairment on the FNMA preferred stock of $606,054, net of tax, based on analysis under FSP 115-1 and FNMA being placed into conservatorship by the U.S. Treasury Department. The Company believes, based on industry analyst reports and credit ratings, that the remaining deterioration in value is attributable to market volatility. For the municipal securities, the Company believes that the unrealized losses are the result of a lack of confidence in insurers of municipal securities and not in the credit quality of the underlying issuers. Therefore, as of December 31, 2008, these losses are not considered other-than-temporary. The Company's investments are obligations of the United States, its sponsored enterprises, or municipal securities. In the opinion of Management, there is no concentration of credit risk in the investment portfolio.

Loan Portfolio

         Management believes the loan portfolio is adequately diversified, although real estate collateral is the predominant collateral in the portfolio. There are no significant concentrations of loans to any particular individuals, and there are no foreign loans. The Bank does have loans in certain broad categories that comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Those categories are as follows: real estate rental and leasing, accommodation and food services, construction, retail trade, health care and social assistance, and other services. The Company believes that the Bank has appropriate controls in place to monitor risks that may arise due to concentrations in the loan portfolio.

         Loans made outside the loan policy guidelines may present additional credit risk to the Company. In order to monitor these loans and the total number and amount of loans made with exceptions to loan policies, the Bank monitors all loans approved with policy exceptions. Monthly, statistics regarding the number of loans and the amount of loans with policy exceptions are reported to the Board of Directors. One of the policy exceptions reported is for loans exceeding the regulatory guidelines on loan to value ratios. The regulatory loan to value guidelines permit exceptions to the guidelines not to exceed 100% of Total Regulatory Capital for single family residential mortgage loans ($20.4 million at December 31, 2008), or 30% of Total Regulatory Capital for real estate loans other than single family residential loans ($6.1 million as of December 31, 2008). As of December 31, 2008, the Bank had $1.2 million of loans which exceeded regulatory loan to value guidelines, an amount which is well within the allowable maximum of exceptions to the guidelines.

         In 2007, the Company increased real estate construction loans approximately 60%. This segment of the Bank's business is managed in specific ways in order to minimize the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and perform or commission inspections of completed work prior to issuing additional construction loan draws. In addition, management employs additional procedures for monitoring construction loans such as engaging an independent appraiser to perform routine reviews of the percentage complete inspection reports for a sample of construction projects. Senior management compares the independent review report to the percentage complete report in the Bank's loan files. Any discrepancy is investigated immediately to insure that the Bank's investment is protected. However, even tight internal controls and management oversight will not prevent some borrowers from defaulting on these types of loans. In the current market where declining conditions last for a long period of time, many participants in the housing and real estate construction industries cannot continue to perform as specified in their loan agreements for long periods of time without sales activity. The Bank has agreed to work with various borrowers in the real estate and construction industry to minimize the effect on the Bank and the borrowers. Loans in this situation are placed on nonaccrual, and included in the Company's impaired loans. See "Impaired Loans" below.

         The banking industry offers products that can increase credit risk should economic conditions change over the course of a loan's life. Interest-only loans, adjustable rate loans, and loans with amortization periods that differ from the maturity date (i.e., balloon payment loans) are examples of products that could subject the Company to increased credit risk in periods of changing economic conditions. The Company evaluates each customer's credit worthiness based on current and expected economic conditions and underwrites and monitors each such loan for associated risks. Therefore, Management does not believe that these particular products subject the Company to unusual credit risk. As of December 31, 2008, the Bank did not have in its portfolio any residential mortgage loans with negative amortization features, long term principal only payment features, or loan to value ratios at origination in excess of 100%.

         The Bank has a mortgage loan brokerage department that accepts mortgage applications for terms greater than 15 years. Mortgage applications are processed and sent to third parties for underwriting. Approved loans are funded by, and closed in the name of, third parties and the Bank receives an origination fee.

         The amount of loans outstanding at December 31, 2008 and 2007 are shown in the following table according to type of loan:

                           Loan Portfolio Composition

                                                                                           December 31,
                                                                                           ------------
                                                                               2008                            2007
                                                                               ----                            ----
                                                                                      (Dollars in thousands)
                                                                                       % of                           % of
                                                                        Amount        Loans              Amount       Loans
                                                                        ------        -----              ------       -----
        Commercial and industrial ...........................           $18,597       14.2%             $18,753      17.3%
        Real Estate - construction ..........................            49,670       37.9               43,333      39.9
        Real Estate - mortgage
               1-4 family residential .......................            26,429       20.1               18,948      17.4
               Nonfarm, nonresidential ......................            33,214       25.3               24,248      22.3
               Multifamily residential ......................             1,223         .9                1,621       1.5
        Consumer installment ................................             2,049        1.6                1,740       1.6
                                                                       --------      -----             --------     -----
                   Total Loans ..............................           131,182      100.0%             108,643     100.0%
                                                                                     =====                          =====
                Less allowance for loan losses ..............            (1,699)                         (1,293)
                                                                       --------                        --------
                   Net Loans ................................          $129,483                        $107,350
                                                                       ========                        ========

Maturity Distribution of Loans

         The Bank's loan portfolio has a large component of adjustable rate loans. As of December 31, 2008, approximately $78.8 million or 60.0% of the Bank's loan portfolio was variable.

         The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2008, as well as the type of interest requirement on such loans. For purposes of this table, variable rate loans are included in the period of their final maturity, as opposed to their repricing date.

                         Maturity Distribution on Loans

                                                                                              December 31, 2008
                                                                                              -----------------
                                                                                            (Dollars in thousands)
                                                                              1 Year           1-5          5 Years
                                                                             or Less          Years         or More           Total
                                                                             -------          -----         -------           -----

Commercial and industrial ..........................................        $ 10,200        $  8,213        $    184        $ 18,597
Real Estate-construction ...........................................          40,099           9,141             430          49,670
Real Estate-mortgage ...............................................          11,574          39,483           9,809          60,866
Consumer ...........................................................           1,206             843               -           2,049
                                                                            --------        --------        --------        --------
      Total ........................................................        $ 63,079        $ 57,680        $ 10,423        $131,182
                                                                            ========        ========        ========        ========

Predetermined rate, maturity greater than one year .................                        $ 40,899        $  2,106        $ 43,005

Variable rate, maturity greater than one year ......................                        $ 16,780        $  8,318        $ 25,098

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

         Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. As of December 31, 2008, the Bank had nonaccrual loans of $2.4 million. This amount includes ten loans to one customer totaling $1.3 million and two other loans totaling $1.1 million, all of which are collateral dependent. These loans are secured by real estate, and were in the process of foreclosure or other collection processes as of December 31, 2008. If these loans had been current, the Company would have recorded additional interest income of $76,238 on these loans. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated income statement. Impairment reserves of $150,000 are included in the allowance for loan losses related to loans on nonaccrual as of December 31, 2008. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information. The allowance for loan losses includes management's best estimate of the possible losses on these loans. At December 31, 2007 the Bank had nonaccrual loans or loans 90 days or more past due of $291,697 and no restructured loans.

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

Potential Problem Loans

         Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. There were loans in the amount of $4.7 million that have been determined by management to be potential problem loans at December 31, 2008. The majority of these loans are secured by real estate. Management is currently assessing the potential impact on the Bank and the Company.

Allowance for Loan Losses

         The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2008.

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

                         Summary of Loan Loss Experience

                                                                                                      Year ended December 31,
                                                                                                      2008                 2007
                                                                                                      ----                 ----
                                                                                                        (Dollars in thousands)

Total loans outstanding at end of period ...............................................           $ 131,182             $ 108,643
Average amount of loans outstanding ....................................................           $ 115,162             $ 102,917
                                                                                                   ---------             ---------

Balance of allowance for loan losses-beginning .........................................           $   1,293             $   1,200
Loans charged-off
      Commercial .......................................................................                 186                     -
      Commercial real estate ...........................................................                 498                    91
      Consumer installment .............................................................                   1                    13
                                                                                                   ---------             ---------
         Total charge-offs .............................................................                 685                   104
Recoveries of loans previously charged-off - commercial loans ..........................                 276                     -
                                                                                                   ---------             ---------
Net (charge-offs) recoveries ...........................................................                (409)                 (104)

Additions to allowance charged to expense ..............................................                 815                   197
                                                                                                   ---------             ---------
Balance of allowance for loan losses-ending ............................................           $   1,699             $   1,293
                                                                                                   =========             =========


Ratios
      Net (charge-offs) recoveries to average loans outstanding ........................                (.35%)                (.10%)
      Net (charge-offs) recoveries to loans at end of period ...........................                (.31%)                (.10%)
      Allowance for loan losses to average loans .......................................                1.48%                 1.27%
      Allowance for loan losses to loans at end of period ..............................                1.30%                 1.19%
      Net (charge-offs) recoveries to allowance for loan losses ........................               (24.1%)                (8.0%)
      Net (charge-offs) recoveries to provision for loan losses ........................               (50.3%)               (52.6%)

         The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories. Each category of loans is reviewed for characteristics that increase or decrease risk of loss, such as the availability and marketability of collateral, degree of susceptibility to changes in economic conditions, etc., for purposes of estimating the allowance for loan losses. (See "Business of the Company--Services of the Bank" for a discussion of risk characteristics for each loan category.) Individual loans are graded using an internal grading system that considers information specific to the loan. If warranted, a specific allocation may be associated with that loan for purposes of estimating the adequacy of the allowance for loan losses. During 2008, the Company charged off loans totaling $685,166. Management continues to pursue recovery of amounts charged-off in previous years. However, it is not possible to determine the amount, if any, that can be recovered at this time.

Real Estate Owned

         The Bank had $575,000 and $69,000 of real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2008 and 2007, respectively. The real estate owned as of December 31, 2008 was under contract for sale. An immaterial amount of costs are expected to be recorded in conjunction with sale of the real estate. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

Deposits

         The amounts and percentage composition of deposits held by the Bank as of December 31, 2008 and 2007 are summarized below:

                               Deposit Composition

                                                                                           December 31,
                                                                                           ------------
                                                                             2008                               2007
                                                                             ----                               ----
                                                                                     (Dollars in thousands)
                                                                                        % of                               % of
                                                                    Amount            Deposits          Amount            Deposits
                                                                    ------            --------          ------            --------

Noninterest bearing demand .................................       $ 10,070               8.2%         $ 13,646              12.3%
Interest bearing transaction accounts ......................         13,013              10.6            15,083              13.6
Savings ....................................................         13,849              11.3             2,712               2.5
Money market ...............................................          7,286               6.0             8,092               7.3
Time deposits $100,000 and over ............................         41,810              34.1            31,976              28.8
Other time deposits ........................................         36,554              29.8            39,425              35.5
                                                                   --------             -----          --------             -----
    Total deposits .........................................       $122,582             100.0%         $110,934             100.0%
                                                                   ========             =====          ========             =====

         The average amounts of and average rate paid on deposits held by the Bank for the years ended December 31, 2008 and 2007, are summarized below:

                                Average Deposits

                                                                                  Year ended December 31,
                                                                                  -----------------------
                                                                              2008                        2007
                                                                              ----                        ----
                                                                      Amount         Rate         Amount         Rate
                                                                      ------         ----         ------         ----
                                                                                    (Dollars in thousands)

Noninterest bearing demand ........................................   $ 10,914          -%       $ 11,984           -%
Interest bearing transaction accounts .............................     13,502        .92%         13,708        1.15%
Savings and money market ..........................................     14,994       1.98%         10,461        2.12%
Time deposits .....................................................     76,234       3.68%         71,613        4.81%
                                                                      --------                   --------
      Total average deposits ......................................   $115,644                   $107,766
                                                                      ========                   ========

         As of December 31, 2008, the Bank held $41.8 million of time deposits with balances of $100,000 or more. Of that amount, $12.6 million mature within three months, $14.5 million mature over three through six months, $8.2 million mature over six through twelve months, and $6.5 million mature over twelve months. $600,000 of time deposits over $100,000 or more are at floating rates of interest at December 31, 2008.

         While many of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Certain deposits included in total deposits over $100,000 are brokered deposits. Brokered deposits are acquired in the wholesale market but are issued to the eventual customer in increments of less than $100,000. The majority of these deposits are not redeemable prior to maturity except in the case of death. All time deposits over $100,000 involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Customer Repurchase Agreements

         Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $4.6 million and $5.8 million at December 31, 2008 and 2007, respectively. Securities issued by government sponsored enterprises with an amortized cost of $5.6 million and $6.6 million (fair value of $5.9 million and $6.8 million) were used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2008 and 2007, respectively.

All of the sweep accounts pay interest on a floating rate basis. The customer repurchase agreements pay interest on a fixed rate basis and have maturities of varying lengths. As of December 31, 2008, $2.8 million of the Bank's customer repurchase agreements mature in 2009 and $350,000 mature in 2010. During 2008 the average amount of customer repurchase agreements and sweep accounts totaled $5.0 million. The Bank paid an average interest rate of 3.21% on these funds in 2008.

Broker Repurchase Agreements

         Broker repurchase agreements consist of two separate borrowings totaling $5.0 million. These borrowings carry fixed rates of interest with call features. The agreements mature as follows: $3.0 million maturing on January 15, 2015, callable by the broker quarterly after January 15, 2012, and $2.0 million maturing on January 15, 2013, callable by the broker quarterly, beginning January 10, 2010. Securities with fair value of $6.2 million and amortized cost of $6.5 million collateralize the agreements. During 2008, the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2008 was $4.8 million. The average rate paid on broker repurchase agreements during 2008 was 3.53%. There were no broker repurchase agreements as of December 31, 2007.

Liquidity

         Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 49.3% of total assets at December 31, 2008.

         Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, unpledged securities, and funds from maturing loans. The Company had $4.0 million in cash and cash equivalents at December 31, 2008. The Bank has access to $5.3 million in lines of credit with other banks and a line of credit with the Federal Home Loan Bank of Atlanta ("FHLB") as additional sources of liquidity funding. The lines with the other banks are for short-term use only and are unsecured. $3.5 million was available under these lines as of December 31, 2008. There were no amounts outstanding on short-term lines of credit with other banks as of December 31, 2007.

         The line with the FHLB is equal to 10% of assets provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. As of December 31, 2008, the Bank had $10.4 million at various rates of interest, maturing at various dates through 2018, borrowed from the FHLB. During 2008, the highest balance as of any month end for borrowings from the FHLB was $10.4 million. The average rate paid on the advances during 2008 was 3.28%. The average balance of FHLB advances for 2008 was $7.0 million.

         During 2007, the highest balance outstanding from the FHLB at any month end was $3.6 million. The average balance of FHLB advances for 2007 was $2.8 million. The average interest rate paid on advances in 2007 was 4.13%.

         At December 31, 2008, approximately $6.0 million of additional funds were available under the FHLB line provided that eligible collateral is available. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.


Off-Balance Sheet Risk

         The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2008, the Bank had issued commitments to extend credit of $21.9 million through various types of lending arrangements. Of these commitments, $21.1 million are at variable rates and $14.4 million of the total expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

         In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that it will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $1.1 million at December 31, 2008. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

         The Bank offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2008. The Bank expects the majority of this capacity will not be utilized. During 2008, the average balance of demand deposit overdrafts was $25,935.

         Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2008. The Company has less than one year remaining on a five-year contract with a company which provides data, item and ATM processing services. The monthly costs are approximately $19,000. Refer to notes 11 and 15 to the Company's consolidated financial statements for additional discussion on commitments and contingencies and financial instruments with off-balance sheet risk.

Capital Resources

         At December 31, 2008, total shareholders' equity decreased by approximately $443,000 from $19.5 million at December 31, 2007 to $19.1 million at December 31, 2008. The decrease was due to dividends paid of $597,471, offset by net income of $225,316, items related to stock based compensation, including option exercises, of $138,005 and an unrealized loss on investment securities of $170,344. The Company does not anticipate it will be required to raise additional capital in 2009 if growth occurs in line with current expectations and the broader economy does not deteriorate further.

         The Company made capital expenditures for furniture and equipment in 2008 totaling approximately $32,300. No sizeable capital expenditures for premises are planned for 2009.

         The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. The Company's and the Bank's regulatory capital requirements and positions are summarized in note 19 to the consolidated financial statements.

Return on Equity and Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (cash dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2008 and 2007.

                                            December 31,           December 31,
                                                2008                  2007
                                                ----                  ----
Return on assets .........................      .15%                  1.18%
Return on equity .........................     1.16%                  8.73%
Dividend payout ratio ....................      265%                     -%
Equity to assets ratio (average) .........    12.68%                 13.56%


         In May, 2008 the Company declared its first cash dividend. The amount of the dividend was determined based on a number of factors, including previous year's earnings, capital levels, prospects for growth and earnings during the coming twelve months, and availability of dividends from the Bank to the Company. There can be no assurance that cash dividends will be declared in the future.

          During 2009, the Bank's plan of operation is to attract new deposit and loan customers, especially in the market areas around our branch offices, to increase the ratio of services per customer and increase the account profitability of the Bank's current customers. The Bank plans to seek deposit accounts from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Management will continue to emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank's principal marketing tools.

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

Market for Common Equity and Related Stockholder Matters

         The following table shows the high and low bid prices of our common stock reported by the Over-the-Counter Bulletin Board. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The prices have been adjusted to reflect a 10% stock dividend declared in April 2007 to shareholders of record as of May 8, 2007.

                                      Year ended              Year ended
                                  December 31, 2008       December 31, 2007
                                  -----------------       -----------------
                                    Low        High        Low        High
                                    ---        ----        ---        ----
         First Quarter .......    $11.25      $15.50     $13.18      $14.64
         Second Quarter ......    $13.75      $14.00     $13.86      $16.59
         Third Quarter .......    $10.30      $13.90     $15.75      $15.85
         Fourth Quarter ......    $10.00      $11.50     $12.00      $15.10


         Although the common stock of the Company may be traded from time to time on an individual basis, no active trading market has developed and none may develop in the foreseeable future. The common stock is not listed on any exchange. The stock is quoted on the Over-the-Counter Bulletin Board under the symbol "CTOT.OB."

         As of March 1, 2009, there were approximately 596 holders of record of the Company's common stock, excluding individual participants in security position listings.

         The Company paid cash dividends of $597,471 for the first time in 2008. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. Because the Company has no operations other than those of the Bank and only has limited income of its own, the Company would rely on dividends from the Bank as its principal source of cash to pay cash dividends.

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

         Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2008 based on the criteria established in a report entitled "Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929. Based on this evaluation, the Company's management has evaluated and concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina


           We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and Subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

           We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cornerstone Bancorp and Subsidiary at December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

         We were not engaged to examine management's assertion about the effectiveness of Cornerstone Bancorp and Subsidiary's internal control over financial reporting as of December 31, 2008 included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.


                                                          /s/ Elliott Davis, LLC


Greenville, South Carolina
March 24, 2009

                       CORNERSTONE BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                               December 31,
                                                                                                               ------------
                                                                                                         2008                 2007
                                                                                                         ----                 ----
Assets

Cash and due from banks ....................................................................        $  3,820,227        $  4,266,777
Federal funds sold .........................................................................             140,000             967,000
                                                                                                    ------------        ------------
       Cash and cash equivalents ...........................................................           3,960,227           5,233,777

Investment securities
     Available-for-sale ....................................................................          19,676,604          18,054,409
     Other investments .....................................................................           1,114,150             816,500

Loans, net .................................................................................         129,483,130         107,350,202
Property and equipment, net ................................................................           5,551,275           5,808,568
Cash surrender value of life insurance policies ............................................           1,768,520           1,697,429
Other real estate owned ....................................................................             575,000              69,000
Other assets ...............................................................................           1,722,161           1,468,187
                                                                                                    ------------        ------------
              Total assets .................................................................        $163,851,067        $140,498,072
                                                                                                    ============        ============


Liabilities And Shareholders' Equity

Liabilities
     Deposits
         Noninterest bearing ...............................................................        $ 10,069,125        $ 13,645,852
         Interest bearing ..................................................................         112,512,449          97,288,616
                                                                                                    ------------        ------------
         Total deposits ....................................................................         122,581,574         110,934,468
     Federal funds purchased ...............................................................           1,810,000                   -
     Customer repurchase agreements ........................................................           4,582,619           5,802,935
     Borrowings from Federal Home Loan Bank of Atlanta .....................................          10,394,005           3,544,838
     Broker repurchase agreements ..........................................................           5,000,000                   -
     Other liabilities .....................................................................             345,922             635,001
                                                                                                    ------------        ------------

         Total liabilities .................................................................         144,714,120         120,917,242

Commitments and contingencies - Notes 11 and 15

Shareholders' equity
     Preferred stock, 10,000 shares authorized, no shares issued ...........................                   -                   -
     Common stock, no par value, 20,000,000 shares authorized, 1,991,565 and
       1,983,169 shares issued at December 31, 2008 and 2007, respectively .................          18,323,333          18,185,328
     Retained earnings .....................................................................             765,906           1,177,450
       Accumulated other comprehensive income ..............................................              47,708             218,052
                                                                                                    ------------        ------------

         Total shareholders' equity ........................................................          19,136,947          19,580,830
                                                                                                    ------------        ------------

         Total liabilities and shareholders' equity ........................................        $163,851,067        $140,498,072
                                                                                                    ============        ============

         The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                      2008                2007               2006
                                                                                      ----                ----               ----
Interest Income
     Loans and fees on loans .............................................        $ 7,848,630         $ 8,834,764        $ 7,538,140
     Investment securities ...............................................          1,161,545             944,003            791,730
     Federal funds sold and other ........................................             91,870             228,687            294,579
                                                                                  -----------         -----------        -----------

          Total interest income ..........................................          9,102,045          10,007,454          8,624,449

Interest Expense
     Deposits ............................................................          3,229,237           3,822,618          2,896,671
     Federal funds sold and customer repurchase agreements ...............            170,090             238,562            116,409
     Federal Home Loan Bank advances .....................................            228,129             115,810            149,016
     Broker repurchase agreements ........................................            170,756                   -                  -
                                                                                  -----------         -----------        -----------

          Total interest expense .........................................          3,798,212           4,176,990          3,162,096
                                                                                  -----------         -----------        -----------

          Net interest income ............................................          5,303,833           5,830,464          5,462,353

     Provision for loan losses ...........................................            815,000             196,636            445,896
                                                                                  -----------         -----------        -----------

          Net interest income after provision for loan losses ............          4,488,833           5,633,828          5,016,457

Noninterest Income (Expense)
     Mortgage loan origination fees ......................................            275,721             437,157            582,290
     Service fees on deposit accounts ....................................            579,298             542,937            472,420
     Gain on sale of land ................................................                  -                   -            241,696
     Other-than-temporary-impairment of FNMA preferred stock .............           (918,264)                  -                  -
     Other ...............................................................            127,211              94,720             89,971
                                                                                  -----------         -----------        -----------

          Total noninterest income .......................................             63,966           1,074,814          1,386,377
                                                                                  -----------         -----------        -----------

Noninterest Expenses
     Salaries and benefits ...............................................          2,415,115           2,443,315          2,305,982
     Occupancy and equipment .............................................            600,426             567,222            502,807
     Data processing .....................................................            231,958             234,671            203,814
     Advertising .........................................................             69,859              76,530             90,423
     Supplies ............................................................             85,895             111,918             94,157
     Professional and regulatory fees ....................................            320,027             314,516            229,148
     Directors fees ......................................................            130,450             127,700            105,850
     Other real estate owned .............................................             50,889               7,207                  -
     Deposit charge-offs .................................................             26,461              39,387             51,516
     Other operating .....................................................            414,003             363,191            364,403
                                                                                  -----------         -----------        -----------

          Total noninterest expenses .....................................          4,345,083           4,285,657          3,948,100
                                                                                  -----------         -----------        -----------

          Income before income taxes .....................................            207,716           2,422,985          2,454,734

     Income tax provision (benefit) ......................................            (17,600)            810,232            794,998
                                                                                  -----------         -----------        -----------

          Net income .....................................................        $   225,316         $ 1,612,753        $ 1,659,736
                                                                                  ===========         ===========        ===========

Earnings Per Common Share
     Basic ...............................................................        $       .11         $       .82        $       .85
     Diluted .............................................................        $       .11         $       .80        $       .83

Weighted Average Common Shares Outstanding
     Basic ...............................................................          1,989,890           1,965,635          1,950,378
     Diluted .............................................................          2,041,860           2,016,850          2,002,524

         The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         AND COMPREHENSIVE INCOME (LOSS)

                                                                                                      Accumulated
                                                              Common stock                               other             Total
                                                              ------------              Retained      comprehensive    shareholders'
                                                          Shares        Amount          earnings      income (loss)        equity
                                                          ------        ------          --------      -------------        ------

Balance, December 31, 2005 ......................       1,475,743    $ 13,071,896    $    837,565     $    (81,476)    $ 13,827,985
                                                                                                                       ------------

Net income ......................................               -               -       1,659,736                -        1,659,736
   Other comprehensive income, net of
     income taxes:
   Unrealized gain on investment
       securities ...............................               -               -               -          147,734          147,734
                                                                                                                       ------------
   Comprehensive income .........................                                                                         1,807,470
Stock based compensation ........................               -          19,784               -                -           19,784
Stock dividend (10%), net of
       cash in lieu of fractional shares ........         161,375         994,462        (997,498)               -           (3,036)
Issuance of shares in secondary offering ........         140,195       1,886,524               -                -        1,886,524
                                                     ------------    ------------    ------------     ------------     ------------

Balance, December 31, 2006 ......................       1,777,313      15,972,666       1,499,803           66,258       17,538,727
                                                                                                                       ------------

Net income ......................................               -               -       1,612,753                -        1,612,753
   Other comprehensive income, net of
     income taxes:
   Unrealized gain on investment
       securities ...............................               -               -               -          151,794          151,794
                                                                                                                       ------------
   Comprehensive income .........................                                                                         1,764,547
Stock based compensation ........................               -          40,797               -                -           40,797
Stock option exercises, including
      Tax benefit of $54,550 ....................          27,306         238,990               -                -          238,990
Stock dividend (10%), net of
       cash in lieu of fractional shares ........         178,550       1,932,875      (1,935,106)               -           (2,231)
                                                     ------------    ------------    ------------     ------------     ------------

Balance, December 31, 2007 ......................       1,983,169      18,185,328       1,177,450          218,052       19,580,830
                                                                                                                       ------------

Net income ......................................               -               -         225,316                -          225,316
   Other comprehensive income, net of
     income taxes:
   Unrealized loss on investment
       securities ...............................               -               -               -         (170,344)        (170,344)
                                                                                                                       ------------
   Comprehensive income .........................                                                                            54,972
Cumulative effect of accounting
       change ...................................               -               -         (39,389)               -          (39,389)
Stock based compensation ........................               -          56,172               -                -           56,172
Stock option exercises ..........................           8,396          81,833               -                -           81,833
Cash dividend paid ..............................               -               -        (597,471)               -         (597,471)
                                                     ------------    ------------    ------------     ------------     ------------
Balance, December 31, 2008 ......................       1,991,565    $ 18,323,333    $    765,906     $     47,708     $ 19,136,947
                                                     ============    ============    ============     ============     ============

         The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Years ended December 31,
                                                                                               ------------------------
                                                                                          2008           2007             2006
                                                                                          ----           ----             ----
Operating Activities
       Net income ..............................................................   $    225,316    $  1,612,753    $  1,659,736
       Adjustments to reconcile net income to net cash provided
        by operating activities
             Depreciation and net amortization .................................        292,585         285,241         276,521
             Deferred income tax (benefit) expense .............................       (315,107)          4,508         (95,733)
             Provision for loan losses .........................................        815,000         196,636         445,896
             Other than temporary impairment of FNMA Preferred .................        918,264               -               -
             Gain on sale of land ..............................................              -               -        (241,696)
             (Gain) loss on sale of OREO .......................................         (3,464)          9,672               -
             (Gain) loss on sale of fixed assets ...............................           (481)              -               -
             Non-cash option expense ...........................................         56,172          40,797          19,784
             Increase in other assets ..........................................         (9,958)       (216,723)       (311,758)
             Increase (decrease) in other liabilities ..........................       (240,717)       (104,341)        193,791
                                                                                   ------------    ------------    ------------

               Net cash provided by operating activities .......................      1,737,610       1,828,543       1,946,541
                                                                                   ------------    ------------    ------------

Investing Activities
       Proceeds from maturities and principal paydowns of
        investment securities ..................................................      4,276,949       4,358,412       8,077,893
       Proceeds from sale of OREO ..............................................        399,208          96,528               -
       Purchase of investment securities .......................................     (7,085,514)     (5,005,942)    (11,643,855)
       Purchase of FHLB and Federal Reserve stock, net .........................       (297,650)         (2,900)       (203,800)
       Increase in loans, net ..................................................    (23,849,672)    (11,365,651)    (10,528,678)
       Proceeds from sale of property and equipment ............................          7,495               -         273,493
       Purchase of property and equipment ......................................        (32,295)     (1,679,829)       (137,001)
                                                                                   ------------    ------------    ------------

               Net cash used for investing activities ..........................    (26,581,479)    (13,599,382)    (14,161,948)
                                                                                   ------------    ------------    ------------

Financing Activities
       Net increase in deposits ................................................     11,647,106       9,268,272      10,014,155
       Net increase (decrease) in customer repurchase agreements ...............     (1,220,316)        738,795       1,980,256
       Net increase Federal funds purchased ....................................      1,810,000               -               -
       Borrowings from Federal Home Loan Bank of Atlanta .......................     11,800,000       1,000,000               -
       Repayments to Federal Home Loan Bank of Atlanta .........................     (4,950,833)       (150,833)     (1,650,834)
       Proceeds from broker repurchase agreements ..............................      5,000,000               -               -
       Proceeds from sale of common stock, net .................................              -               -       1,886,524
       Proceeds from exercise of stock options .................................         81,833         238,990               -
       Cash dividends paid .....................................................       (597,471)              -               -
       Cash paid in lieu of fractional shares ..................................              -          (2,231)         (3,036)
                                                                                   ------------    ------------    ------------

               Net cash provided by financing activities .......................     23,570,319      11,092,993      12,227,065
                                                                                   ------------    ------------    ------------

                    Net increase (decrease) in cash and cash
                      equivalents ..............................................     (1,273,550)       (677,846)         11,658

Cash and cash equivalents, beginning of year ...................................      5,233,777       5,911,623       5,899,965
                                                                                   ------------    ------------    ------------

Cash and cash equivalents, end of year .........................................   $  3,960,227    $  5,233,777    $  5,911,623
                                                                                   ============    ============    ============

Cash paid for:
       Interest ................................................................   $  3,803,188    $  4,145,118    $  3,118,302
                                                                                   ============    ============    ============
       Income taxes ............................................................   $    438,048    $    932,075    $    822,000
                                                                                   ============    ============    ============
Non-cash Supplemental information:
       Loans transferred to other real estate owned ............................   $    931,761    $     69,000    $          -
                                                                                   ============    ============    ============
       Loans charged-off, net ..................................................   $    409,567    $    103,505    $    304,192
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

         The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency ("OCC") and the Federal Deposit Insurance Corporation. The Company is subject to regulation by Federal Reserve and to limited regulation by the South Carolina State Board of Financial Institutions. The Bank maintains branch locations in the Berea area of Greenville County and the Powdersville area of Anderson County, South Carolina in addition to its headquarters in Easley in Pickens County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent"), which is an insurance agency. In 2008, 2007 and 2006, Crescent's transactions were immaterial to the consolidated financial statements.

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

   Estimates

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates. The Company's most significant estimates relate to the allowance for loan losses and income taxes.

   Concentrations of credit risk

     The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Bank monitors concentrations in its customer base using the North American Industry Codes ("NAIC"). As of December 31, 2008, the Bank has concentrations of credit in real estate rental and leasing, accommodation and food services, construction, retail trade, health care and social assistance, and other services, which by NAIC category comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Although a majority of the Bank's loans are collateralized by real estate, the Bank believes that it has proper internal controls to identify and mitigate risks associated with this concentration in real estate collateral.

   Investment securities

     The Company accounts for investment securities in accordance with Statements of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS No.157 "Fair Value Measurements." SFAS No.115 requires investments in equity and debt securities to be classified into three categories:
                                                                     (Continued)

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

    SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. Available for sale securities owned by the Company include government sponsored enterprise bonds, mortgage-backed securities, municipal bonds, and preferred stock issued by the Federal National Mortgage Association ("FNMA"), a government sponsored enterprise. The fair values of the Company's available for sale investments, other than municipal bonds, are measured on a recurring basis using quoted market prices in active markets for identical assets and liabilities ("Level 1 inputs" under SFAS No. 157). Due to the lower level of trading activity in municipal bonds, the fair market values of these investments are measured based on other inputs such as inputs that are observable or can be corroborated by observable market data for similar assets with substantially the same terms ("Level 2 inputs" under SFAS No. 157).

     Other investments include the Bank's stock investments in the Federal Reserve Bank of Richmond ("Reserve Bank") and the Federal Home Loan Bank of Atlanta ("FHLB"). The Bank, as a member institution, is required to own certain stock investments in the Reserve Bank and FHLB. The stock is generally pledged against any borrowings from the Reserve Bank and FHLB. No ready market exists for the stock and it has no quoted market value. Redemption of these stock investments has historically been at par value. However, there can be no assurance that future redemptions will be at par value. Other investments are carried at cost.

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

     Generally, the accrual of interest will be discontinued on impaired loans when principal or interest becomes 90 days past due, or when payment in full is not anticipated, and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Fee income on loans is recognized as income at the time loans are originated. Due to the short-term nature of the majority of the Bank's loans and the immateriality of the net deferred amount, this method approximates the income that would be earned if the Company deferred loan fees and costs under SFAS No. 91.

                                                                     (Continued)

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

Other real estate owned

     Other real estate owned is carried at the lower of cost or fair value (market value less estimated selling cost), determined using an independent appraisal.

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

Income taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and in accordance with Interpretation No. 48 ("FIN 48"). Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized
                                                                     (Continued)
     or settled. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flows. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Advertising and public relations expense

     Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Earnings per common share

     Basic earnings per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per common share. As of December 31, 2008 there were 57,638 common stock equivalents outstanding, all of which were related to options issued by the Company. Options to purchase 52,414 shares of common stock were antidilutive as of December 31, 2008 and were omitted from the diluted share calculation. The Company declared 10 percent stock dividends to shareholders of record as of May 8, 2007, May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003 and April 30, 2002. 2006 share and per share amounts on the Consolidated Statements of Income have been restated to reflect the applicable transactions.

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

          Investment securities - Fair values for investment securities are based on quoted market prices as defined in SFAS 157. The carrying amounts of Reserve Bank and FHLB stocks approximate their fair values.

          Cash surrender value of life insurance policies - The cash surrender value of life insurance policies held by the Bank approximates fair values of the policies.

                                                                     (Continued)

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

         Broker repurchase agreements - Fair values of broker repurchase agreements are estimated using a discounted cash flow analysis that applies interest rates currently being offered on similar accounts to a schedule of aggregated expected monthly maturities.


Stock Based Compensation

     The Company has issued stock options to certain directors who were organizers of the Company and the Bank, and also has a stock-based director and employee compensation plan (the "2003 Plan") as further described in
     Note 17. Under the 2003 Plan, 18,000 options were granted during each of 2004, 2005, 2006 and 2007. 19,200 options were granted in 2008. Subsequent to the grant dates of the Organizers' options and some of the employees' options, 10% stock dividends were declared. Pursuant to the terms of the 2003 Plan and the Organizers' option agreements, the number of options outstanding was increased and the exercise price was decreased to give effect to these stock dividends.

     The Company accounts for stock based compensation in accordance with SFAS No. 123(R). Fair value of an option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rates used for the 2008, 2007, and 2006 grants were 3.91%, 4.68%, and 4.36%, respectively, which was the 10 Year Constant Maturity Rate on US Treasury Securities during the months in which the options were granted. The assumed dividend rate was zero and the expected option life was 10 years for 2008, 2007, and 2006 grants. Volatility is difficult to measure accurately due to the low volume of trading of the Company's stock. The common stock is not listed on any exchange and has no active trading market. Since 2006, the stock has been quoted on the Over-the-Counter Bulletin Board. The volatility assumption used for 2008 option grants was 28%, for 2007 option grants was 12%, and for 2006 option grants was 18% based on information available at the date of the grant.

   Recently issued accounting standards

     The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

     In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. Employers should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion-1967." EITF 06-4 was effective January 1,

                                                                     (Continued)

     2008. The Company recorded a liability of $39,389 in the accompanying consolidated financial statements for the cumulative effect of the change.

     In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. EITF 06-10 was effective for the Company on January 1, 2008. The adoption of EITF 06-10 did not have a material impact on the Company's financial position, results of operations or cash flows.

     Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

         Level 1-Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries and money market funds.

         Level 2-Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

         Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

     Adoption of SFAS No. 157 did not have a significant impact on the Company's financial position, results of operations, or cash flows.

     FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20," ("FSP EITF 99-20-1") was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment was determined by using either EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") or SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary
                                                                     (Continued)
     impairment based on the guidance in SFAS No. 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position is effective for the Company as of December 31, 2008. Management has reviewed and evaluated the Company's security portfolio for any other-than-temporary impairments as discussed in Note 4.

     The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting
     Bulletin ("SAB") Topic 5M that should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

     On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This Staff Position clarifies the application of SFAS No. 157 in a market that is not active, and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008. The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in
     Note 4.

     In May, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS NO. 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS No. 162 will result in a change in current practice. The application of SFAS No. 162 had no effect on the Company's financial position, results of operations or cash flows.

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

     The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions as a result of the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Reserve Bank. At December 31, 2008 and 2007 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

         When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2008 and 2007 federal funds sold amounted to $140,000 and $967,000, respectively.

NOTE 4 - INVESTMENT SECURITIES

         The   amortized   cost  and  fair   value  of   investment   securities
available-for-sale are as follows:

                                                                                           December 31, 2008
                                                                                           -----------------
                                                                                            Gross unrealized
                                                                    Amortized               ----------------                 Fair
                                                                      cost               Gains            Losses             value
                                                                      ----               -----            ------             -----
Government sponsored enterprise bonds ......................       $ 8,859,181       $   433,569       $         -       $ 9,292,750
FNMA preferred stock .......................................            87,200                 -            54,800            32,400
Mortgage-backed securities .................................         4,173,881           113,419             7,611         4,279,689
Municipal bonds ............................................         6,484,056            46,120           458,411         6,071,765
                                                                   -----------       -----------       -----------       -----------
        Total investment securities available-
        for-sale ...........................................       $19,604,318       $   593,108       $   520,822       $19,676,604
                                                                   ===========       ===========       ===========       ===========

                                                                                           December 31, 2007
                                                                                           -----------------
                                                                                            Gross unrealized
                                                                    Amortized               ----------------                 Fair
                                                                       cost             Gains             Losses             value
                                                                       ----             -----             ------             -----
Government sponsored enterprise bonds ......................       $10,357,277       $   262,910       $       843       $10,619,344
FNMA preferred stock .......................................         1,007,025             4,975                 -         1,012,000
Mortgage-backed securities .................................         3,398,658            59,833            12,053         3,446,438
Municipal bonds ............................................         2,961,067            20,813             5,253         2,976,627
                                                                   -----------       -----------       -----------       -----------
        Total investment securities available-
         for-sale ..........................................       $17,724,027       $   348,531       $    18,149       $18,054,409
                                                                   ===========       ===========       ===========       ===========

         While twelve of the Company's Government sponsored enterprise bonds, municipal bonds and mortgage-backed securities available-for-sale are in an unrealized loss position as of December 31, 2008, only one has been in an unrealized loss position for twelve months or more. None of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. During 2008, the Company recognized other-than temporary-impairment on the FNMA preferred stock of $606,054, net of tax, based on analysis under FSP 115-1 and FNMA being placed into conservatorship by the U.S. Treasury Department. The Company believes, based on industry analyst reports and credit ratings, that the remaining deterioration in value is attributable to market volatility. For the municipal securities, the Company believes that the unrealized losses are the result of a lack of confidence in insurers of municipal securities and not in the credit quality of the underlying issuers. Therefore, as of December 31, 2008, these losses are not considered other-than-temporary. The table below summarizes, by investment category, the length of time that individual securities have been in a continuous loss position as of December 31, 2008.

                                                                                                                    Total Unrealized
                                                    Less than Twelve Months               Over Twelve Months              Losses
                                                  -----------------------------       -----------------------------  ---------------
                                                      Gross                             Gross
                                                   Unrealized                         Unrealized
                                                     Losses          Fair Value        Losses           Fair Value
                                                     ------          ----------        ------           ----------
FNMA Preferred stock .....................        $   54,800        $   32,400        $        -        $        -        $   54,800
Mortgage-backed securities ...............                 -                 -             7,611           156,163             7,611
Municipal bonds ..........................           458,411         4,089,308                 -                 -           458,411
                                                  ----------        ----------        ----------        ----------        ----------
           Total .........................        $  513,211        $4,121,708        $    7,611        $  156,163        $  520,822
                                                  ==========        ==========        ==========        ==========        ==========

                                                                     (Continued)

         The amortized cost and fair value of securities at December 31, 2008, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         December 31, 2008
                                                         -----------------
                                                    Amortized            Fair
                                                      Cost              Value
                                                      ----              -----

Due after one through five years ...........       $ 3,027,793       $ 3,157,702
Due after five through ten years ...........         8,207,487         8,549,347
After ten years or no maturity .............         8,369,039         7,969,555
                                                   -----------       -----------

    Total investment securities ............       $19,604,319       $19,676,604
                                                   ===========       ===========

         At December 31, 2008 and 2007, securities with a fair value of $18,440,430 and $12,952,538, respectively, were pledged to collateralize public deposits, sweep accounts, advances from the FHLB, and repurchase agreements. There were no gains or losses realized from sales of securities for the years ended December 31, 2008, 2007, or 2006.

         The Bank, as a member institution, is required to own stock in the Reserve Bank and the FHLB. These stocks are included at cost in the accompanying Consolidated Balance Sheets under the caption "Other investments." No ready market exists for these stock investments and they have no quoted market value. However, redemption of these stocks has historically been at par value. Stock held in the FHLB of Atlanta is pledged as collateral against advances from the FHLB.

NOTE 5 - LOANS

         The composition of net loans by major loan category is presented below.

                                                           December 31,
                                                           ------------
                                                    2008                  2007
                                                    ----                  ----

Commercial .............................      $  18,596,972       $  18,753,358
Real estate - construction .............         49,669,669          43,332,737
Real estate - mortgage .................         60,866,234          44,817,279
Consumer ...............................          2,048,818           1,739,958
                                              -------------       -------------

Loans, gross ...........................        131,181,693         108,643,332

Less allowance for loan losses .........         (1,698,563)         (1,293,130)
                                              -------------       -------------

Loans, net .............................      $ 129,483,130       $ 107,350,202
                                              =============       =============

         As of December 31, 2008, approximately $78.8 million or 60.0 % of total gross loans were variable rate loans.

         The FHLB Atlanta has a blanket lien on certain types of the Company's loans as collateral for FHLB advance borrowings. See Note 9.

         At December 31, 2008 the Bank had non-accrual loans of $2.4 million, which are considered to be impaired. This amount includes twelve loans, all of which are collateral dependent. These loans are secured by real estate, and were in the process of foreclosure or other collection processes as of December 31, 2008. If these loans had been current, the Company would have recorded additional interest income of $76,238 on these loans in 2008. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated income statement. Included in the allowance for loan losses is $150,000 related to these loans. There are no other loans considered to be impaired as of December 31, 2008. Average impaired loans in 2008 (average loans on nonaccrual or loans 90 days or more delinquent as to principal or interest payments) were $1.2 million. At December 31, 2007 the Company held nonaccrual loans in the amount of $291,697.
                                                                     (Continued)

Activity in the allowance for loan losses for the years ended December 31, 2008, 2007, and 2006 is summarized in the table below.

                                                                                             Year ended December 31,
                                                                                             -----------------------
                                                                                2008                  2007                 2006
                                                                                ----                  ----                 ----
Allowance for loan losses, beginning of year .....................          $ 1,293,130           $ 1,199,999           $ 1,058,295
Provision for loan losses ........................................              815,000               196,636               445,896
Charge-offs ......................................................             (685,166)             (103,505)             (304,192)
Recoveries .......................................................              275,599                     -                     -
                                                                            -----------           -----------           -----------

Allowance for loan losses, end of year ...........................          $ 1,698,563           $ 1,293,130           $ 1,199,999
                                                                            ===========           ===========           ===========

NOTE 6 - PROPERTY AND EQUIPMENT

         Components of property and equipment included in the balance sheet are as follows:

                                                            December 31,
                                                            ------------
                                                      2008                2007
                                                      ----                ----
Land and improvements ......................      $ 1,468,480       $ 1,468,480
Bank premises ..............................        4,271,773         4,271,773
Furniture, equipment and software ..........        1,527,107         1,510,130
Vehicles ...................................           58,005            88,065
                                                  -----------       -----------
    Property and equipment .................        7,325,365         7,338,448
Accumulated depreciation ...................       (1,774,090)       (1,529,880)
                                                  -----------       -----------
    Property and equipment, net ............      $ 5,551,275       $ 5,808,568
                                                  ===========       ===========

         Depreciation expense for the years ended December 31, 2008, 2007, and 2006, amounted to $282,574, $286,257, and $268,067, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

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

NOTE 7 - DEPOSITS

         The following is a detail of the deposit accounts as of:

                                                          December 31,
                                                          ------------
                                                    2008                2007
                                                    ----                ----

Noninterest bearing ......................       $ 10,069,125       $ 13,645,852
Interest bearing:
     NOW accounts ........................         13,013,071         15,082,860
     Money market accounts ...............          7,286,130          8,091,963
     Savings .............................         13,848,956          2,712,141
     Time, less than $100,000 ............         36,554,096         39,425,515
     Time, $100,000 and over .............         41,810,196         31,976,137
                                                 ------------       ------------

          Total deposits .................       $122,581,574       $110,934,468
                                                 ============       ============

         Interest expense on time deposits greater than $100,000 was approximately $1.3 million in 2008, $1.2 million in 2007, and $1.1 million in 2006. Securities issued by government sponsored enterprises with an amortized cost of $2,040,000 and $1,934,723 (fair value of $2,136,495 and $1,987,183) in
2008 and 2007, respectively, were pledged as collateral for public funds.

         At December 31, 2008 the scheduled maturities of certificates of deposit are as follows:

                   2009                                    $ 66,436,812
                   2010                                       8,597,279
                   2011                                       1,936,714
                   2012                                         585,770
                   2013                                         807,717
                                                           ------------
                                                           $ 78,364,292
                                                           ============


NOTE 8 - CUSTOMER REPURCHASE AGREEMENTS

         Customer repurchase agreements consist of the following:

                                                            December 31,
                                                            ------------
                                                      2008                2007
                                                      ----                ----
Sweep accounts ..............................       $1,432,619        $2,217,935
Retail repurchase agreements ................        3,150,000         3,585,000
                                                    ----------        ----------
                                                    $4,582,619        $5,802,935
                                                    ==========        ==========

         The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2008, the Bank had five retail repurchase agreements that mature in 2009 and one that matures in 2010. Securities issued by government sponsored enterprises with an amortized cost of $5,644,221 and $6,607,634 (fair value of $5,905,715 and $6,753,392) were pledged as collateral for the sweep accounts and repurchase agreements, at December 31, 2008 and 2007, respectively.

NOTE 9 -BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

         At December 31, 2008 and 2007, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank's assets. Funds borrowed from the FHLB are collateralized by a lien on certain of the Bank's available for sale securities and loans. At December 31, the Bank had advances outstanding as follows:

                          December 31,              Interest Rate     Maturity Date           Terms
                          ------------              -------------     -------------           -----
                      2008           2007
                      ----           ----
                  $ 3,500,000       $        -            .46%          1/14/2009      Variable rate credit
                    1,500,000                -           2.73           3/16/2010           Fixed rate
                    1,500,000                -           2.84           9/16/2010           Fixed rate
                    1,000,000                -           2.72           1/25/2011           Fixed rate
                      222,222          266,667           4.49          12/01/2013      Fixed rate, amortizing
                      207,408          246,296           4.89           4/14/2014      Fixed rate, amortizing
                      464,375          531,875           4.78           7/27/2015      Fixed rate, amortizing
                    2,000,000                -           3.52           1/16/2018      Fixed rate, convertible
                            -        1,500,000           3.60          10/20/2008           Fixed rate
                            -        1,000,000           4.75           1/25/2008           Fixed rate
                  -----------       ----------

                  $10,394,005       $3,544,838
                  ===========       ==========

         The Company's convertible advance from the FHLB is convertible to a variable rate instrument at the option of the FHLB on January 16, 2013. During 2008, the highest balance as of any month end for borrowings from the FHLB was $10.4 million. The average rate paid on the advances during 2008 was 3.28%. The average balance of FHLB advances for 2008 was $7.0 million. During 2007, the highest balance outstanding at any month end was $3.6 million. The average balance of FHLB advances for 2007 was $2.8 million. The average interest rate paid on advances in 2007 was 4.13%.

NOTE 10 -BROKER REPURCHASE AGREEMENTS

         Broker repurchase agreements consist of two separate borrowings totaling $5.0 million. These borrowings carry fixed rates of interest with call features. The agreements mature as follows: $3.0 million maturing on January 15, 2015, callable by the broker quarterly after January 15, 2012, and $2.0 million maturing on January 15, 2013, callable by the broker quarterly, beginning January 10, 2010. Securities with fair value of $6,118,531 and amortized cost of $6,499,137 collateralize the agreements. During 2008 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2008 was $4,836,066. The average rate paid on broker repurchase agreements during 2008 was 3.53%. There were no broker repurchase agreements as of December 31, 2007.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

         The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2008, there was no litigation pending other than foreclosure actions initiated by the Bank.

         The Company has less than one year remaining on its contract with a data, item, and ATM processing service. Monthly costs for these services are currently approximately $19,000.

         The Company has signed change of control agreements with three of its executive officers. These agreements provide for various payments to the executives in the event of a change in control of the Company.

         From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2008 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

         Refer to Note 15 concerning financial instruments with off balance sheet risk.

NOTE 12 - LINES OF CREDIT

         At December 31, 2008, the Bank had lines of credit to purchase federal funds totaling $5,300,000 from unrelated banks. $1.8 million was outstanding on one of these lines at December 31, 2008. The interest rate varies daily. These lines of credit are available on a one to fourteen-day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option.

NOTE 13 - INCOME TAXES

         The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

                                                                                      Year ended December 31,
                                                                                      -----------------------
                                                                  2008                        2007                    2006
                                                                  ----                        ----                    ----
Tax expense (benefit) at statutory rate ...........   $  70,623           34%    $ 823,815           34%    $ 834,610           34%
Increase (decrease) in taxes resulting from:
     State income taxes, net of federal
          benefit .................................       7,789            4        48,471            2        49,495            2
       Tax-exempt investments .....................     (75,249)         (36)      (31,835)          (1)      (25,462)          (1)
       Increase in cash value of life insurance ...     (24,171)         (12)      (23,277)          (1)      (19,016)          (1)
     Other ........................................       3,408            2        (6,942)          (1)      (44,629)          (2)
                                                      ---------           --     ---------           --     ---------           --
Income tax provision ..............................   $ (17,600)          (8)%   $ 810,232           33%    $ 794,998           32%
                                                      =========           ==     =========           ==     =========           ==

         The income tax effects of cumulative temporary differences at December 31, 2008 and 2007 are as follows:

                                                                                                         2008                2007
                                                                                                         ----                ----
Deferred tax assets:
        Allowance for loan losses ........................................................             $513,045             $406,520
        Other than temporary Impairment ..................................................              312,210                    -
        Stock based compensation .........................................................               22,627               11,200
        Other ............................................................................               25,921                3,610
                                                                                                       --------             --------
                                                                                                        873,803              421,330
                                                                                                       --------             --------
Deferred tax liabilities:
        Unrealized net gain on securities available for sale .............................               24,577              112,330
        Depreciation .....................................................................               82,658               88,883
        Prepaid expenses .................................................................               32,401               27,479
                                                                                                       --------             --------
                                                                                                        139,636              228,692
                                                                                                       --------             --------
               Net deferred tax asset ....................................................             $734,167             $192,638
                                                                                                       ========             ========

         The net deferred taxes are included in other assets in the consolidated balance sheets. Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2008 and 2007, no valuation allowance was deemed necessary.

         The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                  2008                  2007                 2006
                                                                                  ----                  ----                 ----
Income taxes currently payable ....................................            $ 436,176             $ 805,724            $ 890,731
Deferred income tax provision (benefit) ...........................             (453,776)                4,508              (95,733)
                                                                               ---------             ---------            ---------
        Income tax provision (benefit) ............................            $ (17,600)            $ 810,232            $ 794,998
                                                                               =========             =========            =========

         The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 14 - RELATED PARTY TRANSACTIONS

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

         A  summary  of  loan  transactions  with  directors,   including  their
affiliates, and executive officers is as follows:

                                                                                           Year ended December 31,
                                                                                           -----------------------
                                                                            2008                    2007                    2006
                                                                            ----                    ----                    ----
Balance, beginning of year .................................            $ 6,443,949             $ 5,835,997             $ 6,269,599
New loans or lines of credit ...............................              1,272,822               4,470,962               4,354,342
Payments on loans or lines of credit .......................             (1,758,108)             (3,863,010)             (4,787,944)
                                                                        -----------             -----------             -----------
Balance, end of year .......................................            $ 5,958,663             $ 6,443,949             $ 5,835,997
                                                                        ===========             ===========             ===========

         Deposits by directors, executive officers, and their related interests, at December 31, 2008 and 2007 were $2,911,291 and $3,680,470, respectively.

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

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

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2008 and 2007, unfunded commitments to extend credit were $21.9 million and $20.7 million, respectively, and outstanding letters of credit were $1.1 million and $1.0 million, respectively. At December 31, 2008, the unfunded commitments consisted of $21.1 million at variable rates and $805,408 at fixed rates with $14.4 million expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

         Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing, and were immaterial in 2008 and 2007.

         The Bank also offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2008. The Bank expects that much of this capacity will not be utilized. During 2008 the average balance of total demand deposit overdrafts was $25,935.


NOTE 16 - EMPLOYEE BENEFIT PLAN

         The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2008, 2007, and 2006 amounted to $54,828, $47,934, and $40,499, respectively.

NOTE 17 - STOCK OPTION PLANS

         In 1999, the Board of Directors awarded options (the "Organizers' Options") to purchase 4,000 shares of the Company's common stock to each of the organizing directors of the Company and the Bank (an aggregate of 40,000 shares). These options had an exercise price of $10.00 per share and became exercisable in one-third increments each year beginning on December 14, 2000. The Organizers' Options expire ten years from the date of grant, unless they terminate sooner as a result of the holder's ceasing to be a director. Pursuant to the option agreements as further discussed below, the total number of such options outstanding and the exercise price have been adjusted as a result of the stock dividends discussed in Note 18 below. Currently options to purchase 42,514 shares of common stock remain outstanding at an exercise price of $5.64. During 2008, none of these options were exercised.

         In 2003, the Company's shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the "2003 Plan"), which reserved 125,000 shares of the Company's common stock for issuance upon exercise of options. Pursuant to the 2003 Plan as further discussed below, the number of shares reserved for issuance has been increased to 183,012 shares as a result of the 10% stock dividends declared from 2004 to 2007 as discussed in Note 18 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors or by a Committee of Directors designated by the Board at an exercise price equal to the fair market value of the Company's common stock on the date of grant. During 2008, options to purchase 8,396 shares were exercised at a weighted average exercise price of $9.75 per share. See Note 1 for more information.

         A summary of the activity in the plans is presented below:

                                                                           Weighted Average        Aggregate
                                                            Shares         Exercise Price(1)    Intrinsic Value (2)
                                                            ------         -----------------    -------------------
Outstanding at December 31, 2005 ......................      94,288                   8.68
Granted (3) ...........................................      29,229                   8.34
Exercised .............................................           -
Forfeited or expired ..................................           -
                                                            -------
Outstanding at December 31, 2006 ......................     123,516                   8.60
                                                            -------
Granted (3) ...........................................      32,383                   9.43
Exercised .............................................     (27,306)                  6.75          $162,323
Forfeited or expired ..................................      (1,320)                 11.15
                                                            -------
Outstanding at December 31, 2007 ......................     127,273                   9.18
                                                            -------
Granted ...............................................      19,200                  12.50
Exercised .............................................      (8,396)                  9.75           $29,386
Forfeited or expired ..................................      (6,265)                 12.81
                                                            -------
Outstanding at December 31, 2008 ......................     131,812                  $9.46           $71,178
                                                            =======

Options exercisable at end of year ....................      92,901                  $7.69          $214,601

Shares available for grant ............................      71,049

(1) The weighted average exercise price has been adjusted to reflect 10% stock dividends declared by the Company's Board of Directors annually from 2002 through 2007.
(2) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option.) At December 31, 2008 the amount represents the value that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of the Company's common stock.
(3) Granted options include new grants as well as adjustments of previous grants as a result of 10% stock dividends declared by the Company's Board of Directors annually from 2002 through 2007.

         Options granted in 2006, 2007, and 2008 vest over a five-year period, according to the option agreements. All options granted prior to 2006 have fully vested. The weighted average life of options outstanding was 5.03 years and 5.57 years at December 31, 2008 and 2007, respectively. Expense related to stock based compensation recorded in the accompanying consolidated income statements was $56,172, $40,797, and $19,784 for the years ended 2008, 2007, and 2006, respectively. There were 37,389 non-vested options outstanding (estimated fair value of $219,497) at the beginning of 2008. During 2008, 11,417 options vested (estimated fair value of $66,674), 6,255 options were forfeited (estimated fair value $30,194), and 19,200 options were granted (estimated fair value of $112,297). Total non-vested options outstanding at December 31, 2008 were 38,917 options (estimated fair value of $234,926).

NOTE 18 - DIVIDENDS

         The Company paid cash dividends of $597,471 in May 2008. No cash dividends were paid prior to December 31, 2007. The Company's payment of cash dividends is within the discretion of its Board of Directors, and is dependent on the Company's receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 8, 2007, May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003 and on April 30, 2002.

NOTE 19 - REGULATORY MATTERS

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 2008, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                             To be well capitalized
                                                                                         For capital         under prompt corrective
                                                                                      adequacy purposes         action provisions
                                                                                      -----------------         -----------------
                                                                    Actual                  Minimum                   Minimum
                                                                    ------                  -------                   -------
                                                             Amount        Ratio     Amount         Ratio      Amount         Ratio
                                                             ------        -----     ------         -----      ------         -----
                                                                                     (Dollars in thousands)

As of December 31, 2008
Total Capital (to risk weighted assets) ...............    $20,366         14.4%     $11,314         8.0%     $14,144         10.0%
Tier 1 Capital (to risk weighted assets) ..............     18,667         13.2        5,657         4.0        8,486          6.0
Tier 1 Capital  (to average assets) ...................     18,667         12.1        6,161         4.0        7,702          5.0

As of December 31, 2007
Total Capital (to risk weighted assets) ...............    $19,737         16.3%     $ 9,664         8.0%     $12,079         10.0%
Tier 1 Capital (to risk weighted assets) ..............     18,444         15.3        4,832         4.0        7,248          6.0
Tier 1 Capital  (to average assets) ...................     18,444         13.4        5,489         4.0        6,861          5.0



The Company is also subject to capital adequacy guidelines established by the Reserve Bank, which establish the minimum ratios for capital adequacy as they apply to the Bank. For 2008 and 2007, the Company's capital amounts and ratios were at least as great as shown above for the Bank.

NOTE 20 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of the Company's financial instruments were as follows:

                                                                                              December 31,
                                                                                              ------------
                                                                                 2008                              2007
                                                                                 ----                              ----
                                                                     Carrying             Fair           Carrying           Fair
                                                                      Amount             Value            Amount            Value
                                                                      ------             -----            ------            -----
Financial Assets
      Cash and due from banks ..............................      $  3,820,227      $  3,820,227      $  4,266,777      $  4,266,777
      Federal funds sold ...................................           140,000           140,000           967,000           967,000
      Investment securities ................................        20,790,754        20,790,754        18,870,909        18,870,909
      Loans, gross .........................................       131,181,693       132,967,973       108,643,332       108,575,051
     Cash surrender value of life insurance policies .......         1,768,520         1,768,520         1,697,429         1,697,429

Financial Liabilities
      Deposits .............................................       122,581,574       122,334,482       110,934,468       108,395,653
      Fed Funds purchased and customer overnight
           repurchase agreements ...........................         3,242,619         3,242,619         2,217,935         2,217,935
      Customer repurchase agreements .......................         3,150,000         3,235,288         3,585,000         3,588,023
      Borrowings from FHLB .................................        10,394,005        10,581,424         3,544,838         3,535,508
      Broker repurchase agreements .........................         5,000,000         5,135,404                 -                 -

The Company adopted SFAS 157 on January 1, 2008. Refer to Note 1 for more information regarding SFAS 157 and the levels of inputs used in determining fair value of the Company's available for sale securities. The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy of inputs that may be used to measure fair value.

                                                                           December 31,2008
                                                                           ----------------
                                                        Total           Level 1         Level 2         Level 3
                                                        -----           -------         -------         -------
Investment securities ............................   $20,790,754      $13,604,839      $6,071,765      $1,114,150
                                                      ==========       ==========       =========       =========


NOTE 21 - PARENT COMPANY INFORMATION

         Following is condensed financial information of Cornerstone Bancorp (parent company only):

Condensed Balance Sheets

                                                                                                            December 31,
                                                                                                            ------------
                                                                                                    2008                    2007
                                                                                                    ----                    ----
Assets
      Cash and interest bearing deposits .........................................              $   371,668              $   923,907
      Investment in subsidiary ...................................................               18,770,624               18,661,923
      Other assets ...............................................................                    9,005                    9,007
                                                                                                -----------              -----------
          Total Assets ...........................................................              $19,151,297              $19,594,837
                                                                                                ===========              ===========

Liabilities And Shareholders' Equity
      Accrued expenses ...........................................................              $    14,350              $    14,007
      Shareholders' equity .......................................................               19,136,947               19,580,830
                                                                                                -----------              -----------
          Total Liabilities and Shareholders' Equity .............................              $19,151,297              $19,594,837
                                                                                                ===========              ===========

                                                                     (Continued)

Condensed Statements Of Income

                                                                                            Year ended December 31,
                                                                                            -----------------------
                                                                                  2008                 2007                 2006
                                                                                  ----                 ----                 ----
Income
     Interest .......................................................         $    19,117          $    35,893          $    25,658

Expenses
     Sundry .........................................................              56,063               55,164               32,400
                                                                              -----------          -----------          -----------
          Loss before equity in undistributed net
               income of bank subsidiary ............................             (36,946)             (19,271)              (6,742)

          Equity in undistributed net income of
               subsidiary ...........................................             262,262            1,632,024            1,666,478
                                                                              -----------          -----------          -----------
       Net income ...................................................         $   225,316          $ 1,612,753          $ 1,659,736
                                                                              ===========          ===========          ===========


Condensed Statements Of Cash Flows

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                  2008                  2007                2006
                                                                                  ----                  ----                ----
Operating Activities
    Net income .........................................................        $   225,316         $ 1,612,753         $ 1,659,736
         Adjustments to reconcile net income to net cash
             provided by (used for) operating activities
         Equity in undistributed net income of subsidiary ..............           (262,262)         (1,632,024)         (1,666,478)
         Decrease (increase) in other assets ...........................                  2              62,476             (31,483)
         Increase (decrease) in accrued expenses .......................                343              (7,697)              6,588
                                                                                -----------         -----------         -----------
              Net cash used for operating activities ...................            (36,601)             35,508             (31,637)
                                                                                -----------         -----------         -----------

Investing Activities
    Investment in bank subsidiary ......................................                  -             (70,000)         (3,936,000)
                                                                                -----------         -----------         -----------

Financing Activities
       Proceeds from sale of common stock, net .........................                  -                   -           1,886,524
       Cash dividend paid ..............................................           (597,471)                  -                   -
       Cash paid in lieu of fractional shares ..........................                  -              (2,231)             (3,036)
       Exercise of stock options, net of tax ...........................             81,833             184,439                   -
                                                                                -----------         -----------         -----------
              Net cash provided (used) by financing
                      activities .......................................           (515,638)            182,209           1,883,488
                                                                                -----------         -----------         -----------

           Net increase (decrease) in cash .............................           (552,239)            147,716          (2,084,149)

Cash, beginning of year ................................................            923,907             776,191           2,860,340
                                                                                -----------         -----------         -----------

Cash, end of year ......................................................        $   371,668         $   923,907         $   776,191
                                                                                ===========         ===========         ===========