Form 10-K, Exhibit 13
period 2009-12-31
CORNERSTONE BANCORP/SC
filed 2010-03-31
CIK 1087455

EXHIBIT 13

                       CORNERSTONE BANCORP AND SUBSIDIARY
                            Portions of Registrant's
                              2009 Annual Report to
                            Shareholders Incorporated
                       by Reference into 2009 Form 10-K

          CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

         Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "estimate," "project," "intend," "expect," "believe," "anticipate," "plan," "may," "will," "should," "could," "would," "assume," "indicate," "contemplate," "seek," "target," "potential," and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, adequacy of the allowance for loan losses, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors identified in this report, among others, and other risks and factors identified from time to time in the Company's other reports filed with the Securities and Exchange Commission.

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

          o    future economic and business conditions;
          o    the Company's growth and ability to maintain growth;
          o    governmental monetary and fiscal policies;
          o    legislative and regulatory changes;
          o the effect of interest rate changes on our level, costs and composition of deposits, loan demand, and the values of our loan collateral, securities, and interest sensitive assets and liabilities;
          o the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer, and/or the Internet;
          o    credit risks;
          o    higher than anticipated levels of defaults on loans;
          o    perceptions by depositors about the safety of deposits;
          o    failure of our customers to repay loans;
          o failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans;
          o the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations, and the risk of failure to achieve expected gains, revenue growth and/or expense savings;
          o    changes in accounting policies, rules, and practices;
          o cost and difficulty of implementing changes in technology or products;
          o loss of consumer confidence and economic disruptions resulting from terrorist activities;
          o    ability to weather the current economic downturn;
          o    loss of consumer or investor confidence; and
          o other factors and information described in this report and in any of the other reports we file with the Securities and Exchange Commission under the Securities Act of 1934.

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

                             BUSINESS OF THE COMPANY

         Cornerstone Bancorp (the "Company") is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the "Bank"). The Bank commenced business in 1999, and conducts a general banking business from three offices in the Easley area of Pickens County, in the Berea area of Greenville County, and in the Powdersville area of Anderson County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent"), which is an insurance agency that has not yet engaged in any significant operations.


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

Lending Activities

         The Bank offers a range of lending services, including commercial loans, consumer loans, and real estate mortgage loans. To address the risks inherent in making loans, management maintains an allowance for loan losses based on, among other things, an evaluation of the Bank's loan loss experience, management's experience at other financial institutions in the market area, peer data, the amount of and trends in past due and nonperforming loans, current economic conditions and the values of loan collateral. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and specific loans. However, because there are certain risks that cannot be precisely quantified, management's judgment of the allowance is necessarily approximate and imprecise. The adequacy and methodology of the allowance for loan losses is also subject to regulatory examination.

Real Estate Loans

         One of the primary components of the Bank's loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of short to mid-term commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). Interest rates may be fixed or adjustable and the Bank frequently charges an origination fee. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio at origination, established by independent appraisals, does not exceed 80%. In addition, the Bank generally requires personal guarantees of the principal owners of the property. The loan-to-value ratio at origination for first and second mortgage loans generally does not exceed 80%, and for construction loans, generally does not exceed 75% of cost. The Bank employs a reappraisal policy to routinely monitor real estate collateral values on real estate loans where the repayment is dependent on sale of the collateral. In addition, in an effort to control interest rate risk, long term residential mortgages are not originated for the Bank's portfolio.

         The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the borrowers. The ability of a borrower to repay a real estate loan depends upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, and the developer's personal obligations under the loan are typically limited. In the case of a real estate purchase loan that is not fully amortized, the borrower may be unable to repay the loan at the end of the loan term and thus may be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of its inability to refinance the loan. Each of these factors increases the risk of nonpayment by the borrower.

         In 2007, the Company increased real estate construction loans approximately 60%. This segment of the Bank's business is managed in specific ways in order to minimize the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and arrange for third-party inspections of completed work prior to issuing additional construction loan draws. As a result of the real estate crisis in the Bank's markets throughout 2009, the Bank tightened underwriting standards. The Bank's loan policy now contains specific minimum net worth requirements for borrowers, minimum debt coverage ratios, and for loans to construct single family residential properties, written contracts with the end purchaser that contain significant consequences to the purchaser for terminating the contract.

         The Bank faces additional credit risks to the extent that it engages in making adjustable rate mortgage loans ("ARMs"). In the case of an ARM, as interest rates increase, the borrower's required payments increase, thus increasing the potential for default. The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates.

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

         The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the sections "Allowance for Loan Losses," "Potential Problem Loans," "Impaired Loans" and note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

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

Effect of Economic Trends

         Problems in the economy over the last eighteen months have adversely impacted the ability of some borrowers to repay their loans. Although the Company's market area has not experienced the negative effects of the recession and declines in real estate markets to the same extent as some other markets in the country, these factors have had a significant effect on our operations as evidenced by the increases in our potential problem loans, charge-offs, nonaccrual loans and real estate owned. The majority of problem loans in 2009 were real estate loans. These loans were often collateralized by newly constructed homes and were foreclosed on after real estate sales in the Company's market area decreased significantly in the summer of 2008. Borrowers were generally builders and developers who did not have the cash flow required to support the level of inventory financed with area banks. The process of foreclosure in South Carolina is lengthy and expensive. The impact of foregone interest on nonaccruing loans in the process of foreclosure combined with attorney's fees, property taxes, and costs to sell repossessed property negatively impacted the Company's income in 2009. The Bank had two commercial relationships that were not collateralized by real estate. The collateral for these loans was converted back to cash more quickly than the real estate loans, but non-real estate collateral brought a significantly lower recovery of funds and resulted in higher charge-off percentages or losses on disposal.

         The current outlook for the national economy in the United States ("U.S.") is cautiously optimistic. Late in 2009 the economy began to show some signs of recovery, although high unemployment levels persist. Real estate prices in the single family home segment of our local markets appear to have leveled and sales are occurring again. The number of loans past due has declined in the fourth quarter of 2009. As of December 31, 2009, the Company owned 37 properties that were acquired through foreclosure. As of March 30, 2010, twelve properties had been sold or were under contract.


Governmental Response to the Financial Crisis

         During the fourth quarter of 2008 and continuing throughout 2009 the FDIC, the Federal Reserve, the Department of the Treasury and Congress took a number of actions designed to alleviate or correct mounting problems in the financial services industry. A number of these initiatives were directly applicable to community banks.

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

         An unfortunate consequence of the difficulties that have beset the banking industry in the last eighteen months has been a large increase in bank failures, which has led to substantial claims being made against the FDIC's Deposit Insurance Fund. In order to increase the amount in the Deposit Insurance

Fund to reflect the increased risk of additional bank failures and insurance claims, the FDIC raised its assessments on banks for 2009, and collected a special assessment from the Bank totaling $80,894, which was paid in September, 2009 based on deposits at June 30, 2009. The FDIC also required institutions to pay three years of deposit insurance premiums in advance. On December 30, 2009 the FDIC collected $997,152 from the Company for deposit insurance premiums. Of that amount, $63,002 related to the regular quarterly assessment, and $934,150 related to the prepayment of premiums for the years 2010, 2011 and 2012. The amount of the prepayment portion is included in other assets in the accompanying consolidated balance sheets as of December 31, 2009. In 2010 and the following two years, on a quarterly basis, the FDIC will continue to calculate the assessment amount with then current financial information, and will deduct the quarterly assessment amount from the prepaid balance. The Bank will expense the current portion as calculated by the FDIC. The Bank does not earn interest on the prepaid amount.

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

Earnings Performance

         The Company reported a loss of $1,361,274, or $.65 per common share, for the year ended December 31, 2009. The Company earned $225,316 in 2008, or $.11 per basic and diluted common share compared to $1.6 million or $.78 per basic common share and $.76 per diluted common share for the year ended December 31, 2007. The Company's earnings in 2009 were significantly lower than in 2008 and 2007 due to four specific factors. First, the level of nonperforming loans and other assets in our portfolio during the year was the single largest reason for the decline in revenues for 2009. Second, our provision for loan losses increased significantly in comparison to previous years as a result of increasing pressure on borrowers due to economic conditions. Third, foreclosure costs associated with repossession of the underlying collateral on nonperforming loans were significant. Fourth, continued turmoil in the housing markets decreased our ability to broker mortgage loans for our local customers, which further decreased noninterest income in 2009. The Company's net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) decreased to $4.6 million, down from $5.3 million in 2008 and $5.8 million for 2007. The Company had noninterest income of $982,000 in 2009 compared to $64,000 in 2008. Noninterest income for 2008 included an other-than-temporary-loss on an investment in FNMA preferred stock. Noninterest income was $1.075 million in 2007. The Company provided $2.955 million, $815,000, and $197,000 to the allowance for loan losses in 2009, 2008, and 2007, respectively, and had other operating expenses of $4.8 million in 2009, and $4.3 million in 2008 and 2007.

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

         For the years ended December 31, 2009, 2008, and 2007, net interest income was $4.6 million, $5.3 million, and $5.8 million, respectively. The decrease in 2009 from 2008 is attributable to higher levels of nonperforming loans and lower interest rates, partially offset by increases in the volume of loans (see "Rate/Volume Analysis of Net Interest Income" below). In 2009, total average interest earning assets increased to $171.7 million from $141.2 million in 2008. The average yield on interest earning assets decreased 177 basis points to 4.68% in 2009 compared to 6.45% in 2008. The average cost of interest bearing liabilities decreased 87 basis points to 2.25% from 3.12% in 2008. Rates on interest earning assets and interest bearing liabilities have adjusted downward since the third quarter of 2007. The Company's loan portfolio adjusted to rate movements more quickly than the interest bearing deposit portfolio. However, nonperforming assets also had an impact on overall yields. The effect of both trends was narrowed interest margins. The net yield on average interest earning assets decreased in 2009 to 2.69% from 3.76% in 2008. The interest rate spread in 2009 was 2.43% compared to 3.33% in 2008.

         The tables, "Average Balances, Yields and Rates", provide a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2009, 2008, and 2007.

                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                              Year ended December 31, 2009       Year ended December 31, 2008
                                                              ----------------------------       ----------------------------
                                                                         Interest    Average                  Interest    Average
                                                           Average        Income/    Yields/     Average       Income/    Yields/
                                                         Balances(1)      Expense    Rates(2)  Balances(1)     Expense   Rates(2)
                                                         -----------      -------    --------  -----------     -------   --------
Assets
Securities ...........................................      $ 23,652      $1,026     4.34%       $ 22,607      $1,161      5.14%
Federal Funds Sold ...................................         9,994          16      .16%          3,429          92      2.68%
Loans (3), (4) .......................................       138,066       6,998     5.07%        115,162       7,849      6.82%
                                                            --------      ------                 --------      ------
       Total interest earning assets .................       171,712       8,040     4.68%        141,198       9,102      6.45%
Cash and due from banks ..............................         1,187                                3,624
Allowance for loan losses ............................        (1,982)                              (1,394)
Premises and equipment ...............................         5,424                                5,687
Cash surrender value of life insurance policies ......         1,801                                1,731
Other real estate owned ..............................         2,402                                  372
Other assets .........................................         2,308                                1,489
                                                            --------                             --------
       Total assets ..................................      $182,852                             $152,707
                                                            ========                             ========

Liabilities and shareholders' equity
Interest bearing liabilities:
     Interest bearing transaction accounts ...........      $ 13,169          75      .57%       $ 13,502         125       .92%
     Savings and money market ........................        34,936         657     1.88%         14,994         296      1.98%
     Time deposits ...................................        86,435       2,199     2.54%         76,234       2,808      3.68%
                                                            --------      ------                 --------      ------

       Total interest bearing deposits ...............       134,540       2,931     2.18%        104,730       3,229      3.08%
Federal Funds purchased and
    customer repurchase agreements ...................         3,842          78     2.04%          5,351         170      3.18%
FHLB advances ........................................         8,559         238     2.78%          6,955         228      3.28%
Broker repurchase agreements .........................         5,000         177     3.53%          4,836         171      3.53%
                                                            --------      ------                 --------      ------
       Total interest bearing liabilities ............       151,941       3,424     2.25%        121,872       3,798      3.12%
                                                            --------      ------                 --------      ------
Noninterest bearing demand deposits and other
    liabilities ......................................        11,941                               11,466
Shareholders' equity .................................        18,970                               19,369
                                                            --------                             --------
       Total liabilities and shareholders' equity ....      $182,852                             $152,707
                                                            ========                             ========
Interest rate spread (5) .............................                               2.43%                                 3.33%
                                                                                     -----                                 -----
Net interest income and net yield on earning
  assets(6) ..........................................                    $4,616     2.69%                     $5,304      3.76%
                                                                          ======     -----                     ======      -----
Interest free funds supporting earning assets (7) ....      $ 19,771                             $ 19,326

(1) Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence. Yield calculated on a pre-tax basis. The estimated tax equivalent yield on securities was 4.81% in 2009 and 5.63% in 2008.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is $236,777 in 2009 and $401,297 in 2008.
(5) Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

                       Average Balances, Yields and Rates
                             (Dollars in thousands)

                                                              Year ended December 31, 2008       Year ended December 31, 2007
                                                              ----------------------------       ----------------------------
                                                                         Interest    Average                  Interest    Average
                                                           Average        Income/    Yields/     Average       Income/    Yields/
                                                         Balances(1)      Expense    Rates(2)  Balances(1)     Expense   Rates(2)
                                                         -----------      -------    --------  -----------     -------   --------
Assets
Securities ..........................................      $ 22,607       $1,161      5.14%      $ 17,978      $   944     5.25%
Federal Funds Sold ..................................         3,429           92      2.68%         4,538          228     5.02%
Loans (3), (4) ......................................       115,162        7,849      6.82%       102,917        8,835     8.58%
                                                           --------       ------                 --------      -------
       Total interest earning assets ................       141,198        9,102      6.45%       125,433       10,007     7.98%
Cash and due from banks .............................         3,624                                 2,468
Allowance for loan losses ...........................        (1,394)                               (1,263)
Premises and equipment ..............................         5,687                                 5,214
Cash surrender value of life insurance policies .....         1,731                                 1,660
Other real estate owned .............................           372                                    44
Other assets ........................................         1,489                                 1,442
                                                           --------                              --------
       Total assets .................................      $152,707                              $134,998
                                                           ========                              ========

Liabilities and shareholders' equity
Interest bearing liabilities:
     Interest bearing transaction accounts ..........      $ 13,502          125       .92%      $ 13,708          157     1.15%
     Savings and money market .......................        14,994          296      1.98%        10,461          222     2.12%
     Time deposits ..................................        76,234        2,808      3.68%        71,613        3,444     4.81%
                                                           --------       ------                 --------      -------

       Total interest bearing deposits ..............       104,730        3,229      3.08%        95,782        3,823     3.99%
Federal Funds purchased and
    customer repurchase agreements ..................         5,351          170      3.18%         5,335          238     4.47%
FHLB advances .......................................         6,955          228      3.28%         2,805          116     4.13%
                                                                                                 --------      -------
Broker repurchase agreements ........................         4,836          171      3.53%
                                                           --------       ------
       Total interest bearing liabilities ...........       121,872        3,798      3.12%       103,922        4,177     4.02%
                                                           --------       ------                 --------      -------
Noninterest bearing demand deposits and other
    liabilities .....................................        11,466                                12,577
Shareholders' equity ................................        19,369                                18,499
                                                           --------                              --------
       Total liabilities and shareholders' equity ...      $152,707                              $134,998
                                                           ========                              ========
Interest rate spread (5) ............................                                 3.33%                                3.96%
                                                                                      -----                                -----
Net interest income and net yield on earning
  assets(6) .........................................                     $5,304      3.76%                    $ 5,830     4.65%
                                                                          ======      -----                    =======     -----
Interest free funds supporting earning assets (7) ...      $ 19,326                              $ 21,511

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

                   Rate/Volume Analysis of Net Interest Income

         As discussed under the caption "Net Interest Income," the Bank's net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. In 2009 and 2008 changes in interest rates had the most significant impact on interest income.

                  Year ended December 31, 2009 compared to 2008

                                                                                      Increase (Decrease) Due to
                                                                                      --------------------------
                                                                          Rate           Volume        Rate/Volume(1)        Change
                                                                          ----           ------        --------------        ------
Interest earned on:                                                                      (Dollars in thousands)
     Securities (2) ........................................          $  (181)          $    54           $    (9)          $  (136)
     Federal Funds sold ....................................              (86)              176              (165)              (75)
     Loans .................................................           (2,012)            1,561              (400)             (851)
                                                                      -------           -------           -------           -------
         Total interest income .............................           (2,279)            1,791              (574)           (1,062)

Interest paid on:
     Deposits ..............................................             (931)              767              (134)             (298)
     Federal Funds purchased and customer
             repurchase agreements .........................              (61)              (48)               17               (92)
     FHLB advances .........................................              (35)               53                (8)               10
     Broker repurchase agreements ..........................                -                 6                 -                 6
                                                                      -------           -------           -------           -------
              Total interest expense .......................           (1,027)              778              (125)             (374)
                                                                      -------           -------           -------           -------

Change in Net Interest Income ..............................          $(1,252)          $ 1,013           $  (449)          $  (688)
                                                                      =======           =======           =======           =======

(1) Rate/ Volume is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.
(2)  Income calculated on a pre-tax basis.

                  Year ended December 31, 2008 compared to 2007

                                                                                       Increase (Decrease) Due to
                                                                                       --------------------------
                                                                        Rate            Volume        Rate/Volume(1)        Change
                                                                        ----            ------        --------------        ------
Interest earned on:                                                                      (Dollars in thousands)
     Securities (2) ........................................          $   (20)          $   243           $    (5)          $   218
     Federal Funds sold ....................................             (107)              (56)               26              (137)
     Loans .................................................           (1,821)            1,051              (216)             (986)
                                                                      -------           -------           -------           -------
         Total interest income .............................           (1,948)            1,238              (195)             (905)

Interest paid on:
     Deposits ..............................................             (851)              316               (58)             (593)
     Federal Funds purchased and customer
             repurchase agreements .........................              (69)                1                 -               (68)
     FHLB advances .........................................              (24)              171               (35)              112
     Broker repurchase agreements ..........................                -                 -               171               171
                                                                      -------           -------           -------           -------
              Total interest expense .......................             (944)              488                78              (378)
                                                                      -------           -------           -------           -------

Change in Net Interest Income ..............................          $(1,004)          $   750           $  (273)          $  (527)
                                                                      =======           =======           =======           =======

(1) Rate/ Volume is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.
(2)  Income calculated on a pre-tax basis.

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

         When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon," a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap such as the Bank, falling interest rates would be expected to have a positive effect on net interest income and increasing rates would be expected to have the opposite effect. However, if one or more assumptions prove incorrect, the margin may not be impacted in the manner expected. On a cumulative basis, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2009 of $31.8 million, for a cumulative gap ratio of .74 calculated at the one-year time horizon, assuming that all assets and liabilities would reprice at the earliest possible time. Interest-bearing liabilities, in particular, may not reprice in conjunction with or by the same magnitude as movements in market interest rates.

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

                          Interest Sensitivity Analysis

                                                                             December 31, 2009
                                                                             -----------------
                                                        1-3         3-12       1-3         3-5         5-15       > 15
                                          Immediate    Months      Months     Years       Years       Years       Years      Total
                                          ---------    ------      ------     -----       -----       -----       -----      -----
                                                                          (Dollars in thousands)
Interest earning assets
    Securities (1) ....................   $      -   $      -    $      -    $    185    $  2,302    $ 10,999    $ 16,558   $ 30,044
    Federal funds sold ................      1,670          -           -           -           -           -           -      1,670
    Loans(2) (3) ......................     72,333      7,200       8,213      15,573      21,406       3,285       9,753    137,763
                                          --------   --------    --------    --------    --------    --------    --------   --------
                                            74,003      7,200       8,213      15,758      23,708      14,284      26,311    169,477
                                          --------   --------    --------    --------    --------    --------    --------   --------

Interest bearing deposits
    Interest bearing transaction
    accounts ..........................     13,309          -           -           -           -           -           -     13,309
    MMDAs & Savings ...................     48,077          -           -           -           -           -           -     48,077
    Time deposits .....................      1,233     14,834      37,404      21,925       4,365           -           -     79,761
    Federal Funds purchased and
    Customer repurchase agreements ....        588        150       2,519           -           -           -           -      3,257
    FHLB advances .....................          -      1,538       1,613       4,302         231       2,059           -      9,743
    Broker repurchase agreements .. ...          -          -           -       2,000           -       3,000           -      5,000
                                          --------   --------    --------    --------    --------    --------    --------   --------
                                            63,207     16,522      41,536      28,227       4,596       5,059           -    159,147
                                          --------   --------    --------    --------    --------    --------    --------   --------

Interest sensitivity gap ..............   $ 10,796   $ (9,322)   $(33,323)   $(12,469)   $ 19,112    $  9,225    $ 26,311   $ 10,330
Cumulative interest sensitivity gap ...   $ 10,796   $  1,474    $(31,849)   $(44,318)   $(25,206)   $(15,981)   $ 10,330
Gap ratio .............................       1.17        .44         .20         .56        5.16        2.82          -
Cumulative gap ratio ..................       1.17       1.02         .74         .72         .84         .90       1.06

                                                                               December 31, 2008
                                                                               -----------------
                                                         1-3        3-12         1-3         3-5        5-15        > 15
                                          Immediate     Months     Months       Years       Years       Years      Years     Total
                                          ---------     ------     ------       -----       -----       -----      -----     -----
                                                                           (Dollars in thousands)
Interest earning assets
    Securities (1) ....................   $      -    $      -    $      -    $   1,541    $  1,617   $  9,718   $  7,915   $ 20,791
    Federal funds sold ................        140           -           -            -           -          -          -        140
    Loans (2)(3) ......................     73,618       2,246      10,128       13,409      27,135      2,105      2,541    131,182
                                          --------    --------    --------    ---------    --------   --------   --------   --------
       Total interest earning assets ..     75,558       2,468      10,245       15,212      28,752     11,823      8,055    152,113
                                          --------    --------    --------    ---------    --------   --------   --------   --------

Interest bearing deposits
    Interest bearing transaction
      accounts ........................     13,013           -           -            -           -          -          -     13,013
    MMDAs & Savings ...................     21,135           -           -            -           -          -          -     21,135
    Time deposits .....................      3,174      22,566      41,584        9,647       1,393          -          -     78,364
    Federal Funds purchased and
    Customer repurchase agreements ....      3,243         150       2,650          350           -          -          -      6,393
    FHLB advances .....................      3,500          38         113        4,302         301      2,140          -     10,394
    Broker repurchase agreements ......          -           -           -            -       2,000      3,000          -      5,000
                                          --------    --------    --------    ---------    --------   --------   --------   --------
        Total interest bearing
           liabilities ................     44,065      22,754      44,347       14,299       3,694      5,140          -    134,299
                                          --------    --------    --------    ---------    --------   --------   --------   --------

Interest sensitivity gap ..............   $ 31,493    $(20,286)   $(34,102)   $     913    $ 25,058   $  6,683   $  8,055   $ 17,814
Cumulative interest sensitivity gap ...   $ 31,493    $ 11,207    $(22,895)   $ (21,982)   $  3,076   $  9,759   $ 17,814
Gap ratio .............................       1.71         .11         .23         1.06        7.78       2.30          -
Cumulative gap ratio ..................       1.71        1.17         .79          .82        1.02       1.07       1.13

(1) Securities with call features have been included in the period in which the security matures.
(2) There were no unamortized deferred loan fees included in the above tables in either year.
(3) Nonaccruing loans of $9.7 million are included in the 2009 table. $2.4 million are included in the 2008 table. All nonaccruing loans are included in the >15 years category.

     Provision for Loan Losses

         The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

                                                                                                 Year ended December 31,
                                                                                     2009                 2008              2007
                                                                                     ----                 ----              ----
                                                                                                  (Dollars in thousands)
Allowance for loan losses, beginning of year ...........................            $ 1,699             $ 1,293             $ 1,200
Provision for loan losses ..............................................              2,955                 815                 197
Charge-offs ............................................................             (1,959)               (685)               (104)
Recoveries .............................................................                  -                 276                   -
                                                                                    -------             -------             -------

Allowance for loan losses, end of year .................................            $ 2,695             $ 1,699             $ 1,293
                                                                                    =======             =======             =======

         See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Noninterest Income

         Noninterest income, which consists primarily of service charges on deposit accounts, mortgage loan origination fees, gains and losses on securities sales, and other fee income, increased by $.9 million to $1.0 million in 2009 from $100,000 in 2008, which was a decrease from $1.1 million in 2007. Service charges were fairly consistent in 2009 compared to 2008. The Company sold securities with a fair value of $10.8 million, resulting in a net gain of $299,063 in 2009. Noninterest income in 2008 included the impact of the Other Than Temporary Impairment charge in the amount of $918,264 taken on FNMA Preferred stock in September 2008. Mortgage loan origination fee income continued a trend of decreases in 2009. Effective November 30, 2009, the Company closed its mortgage origination department due to the difficulties involved in brokering mortgage loans to third party investors. When the housing and mortgage markets stabilize, the Company intends to reevaluate offering conventional 30 and 15-year mortgage loans to its customers.

Noninterest Expenses

         Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy costs, data processing expenses and professional and regulatory fees, totaled $4.8 million in 2009, and $4.3 million in 2008 and 2007. Salaries and employee benefits decreased slightly in 2009. There was no accrual of incentive compensation in 2009 due to economic conditions. As of the end of 2009, the Company employed 36 full-time personnel. Net occupancy and equipment expenses decreased to $572,025 from $600,426 in 2008, which increased from $567,222 in 2007. Data processing, supplies, and advertising expenses all decreased in 2009 compared to 2008. The Company is constantly looking for ways to become more efficient and to find cost savings without compromising customer service. Professional and regulatory fees increased 72.3% in 2009 in comparison to 2008, primarily due to the increased cost of FDIC insurance. The Company expensed $307,376 for FDIC premiums in 2009 compared to $76,224 in 2008. The company expensed $322,687 and $117,272 for loan expenses and expenses to maintain other real estate owned in 2009 compared to $51,706 and $50,889, respectively, in 2008. The increases are related to foreclosure expenses and property taxes paid in order to protect the Company's interest in real estate collateral. The Company's efficiency ratio, which is measured as the ratio of noninterest expense to the sum of net interest income plus other income expressed as a percentage, was 86.2% in 2009 compared to 81% in 2008 and 62% in 2007.

Income Taxes

         For 2009 the Company recorded an income tax benefit of $819,737 compared to a benefit of $17,600 in 2008 and tax expense of $810,232 in 2007. The primary reasons for the benefit recognized in 2009 are the exclusions of nontaxable municipal bond income and operating expenses related to nonperforming assets. The benefit recognized in 2008 primarily resulted from the exclusion of nontaxable municipal bond income and the tax effect of the other than temporary impairment charge on the FNMA preferred stock. In the fourth quarter of 2008 legislation was passed by Congress making the OTTI charge includable in ordinary income for holders of FNMA and Federal Home Loan Mortgage Corporation ("FHLMC") preferred stocks. The FNMA preferred stock was sold in 2009. The financial accounting standard under which the Bank accounts for income taxes requires certain items of income and expense (principally provision for loan losses, depreciation, and prepaid expenses) to be included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities

         Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by GAAP based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2009, 2008, and 2007, the Bank's investment portfolio comprised approximately 15.9%, 12.7%, and 13.4%, respectively, of total assets.

         The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2009 and 2008. Available-for-sale securities are stated at estimated fair value. The Company had no held-to-maturity securities in either period. Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost. However, there can be no assurance that these stocks will be redeemed at par value in the future. There are no individual issuers, other than government sponsored enterprises, whose securities represent more than 10% of the Company's consolidated shareholders' equity at December 31, 2009. Government sponsored enterprises ("GSEs") are agencies and corporations established by the U. S. Government, including among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks. Until 2008, securities issued by these enterprises were not obligations of the U. S. Government and were not backed by the full faith and credit of the U. S. Government or otherwise guaranteed by the U. S. Government, although they were commonly treated as guaranteed. In 2008, in an attempt to stabilize U.S. and international financial markets, the U.S. Government explicitly guaranteed certain debt instruments of the GSEs. These securities have generally been and will continue to be eligible to be used as security for public deposits of the
U. S. Treasury, government agencies and corporations and states and other political subdivisions. At December 31, 2009 and 2008, securities with a fair value of $22.9 million and $18.4 million respectively, were pledged to collateralize public deposits, sweep accounts, and customer and broker repurchase agreements. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

                   Investment Securities Portfolio Composition

                                                                December 31,
                                                           2009             2008
                                                           ----             ----
                                                          (Dollars in thousands)
Available for sale:
   Government sponsored enterprise bonds ...........       $10,188       $ 9,293
   Mortgage-backed securities ......................        12,364         4,280
   Municipal bonds .................................         6,350         6,072
   FNMA preferred stock ............................             -            32
                                                           -------       -------
      Total available for sale .....................        28,902        19,677

Federal Reserve Bank of Richmond stock .............           405           394
Federal Home Loan Bank of Atlanta stock ............           737           720
                                                           -------       -------

Total ..............................................       $30,044       $20,791
                                                           =======       =======

         The following table presents contractual maturities and weighted average yields of securities at December 31, 2009 and 2008. Securities are presented at their carrying value (available for sale securities are carried at fair value and other securities are carried at book value, which is equal to their amortized cost.)

              Investment Securities Portfolio Maturities and Yields

                                                                    December 31, 2009            December 31, 2008
                                                                 Amount        Yield(1)        Amount        Yield(1)
                                                                 ------        --------        ------        --------
                                                                 (Dollars in thousands)        (Dollars in thousands)
  Available for sale securities:
  Government sponsored enterprises
       Within one year ....................................    $     -              -%       $     -              -%
       After one through five years .......................      2,032           4.34%         2,631           4.44%
       After five through ten years .......................      8,155           3.96%         6,662           5.90%

  FNMA and FHLMC Mortgage-backed securities (2)
       After one through five years .......................        185           3.79%           280           3.84%
       After five through ten years .......................          -              -%             -              -%
       After 10 years .....................................     12,180           3.97%         4,000           5.75%

  Municipal bonds
          After one through five years ....................        269           3.62%           247           3.25%
          After five through ten years ....................      1,536           3.86%         1,888           3.80%
          After 10 years ..................................      4,545           4.09%         3,937           4.09%

  Other securities
       No stated maturity .................................      1,142           2.33%         1,146           2.06%
                                                               -------                       -------
       Total ..............................................    $30,044           3.94%       $20,791           4.88%
                                                               =======                       =======

(1)  Yields calculated on a pre-tax basis.
(2) These securities mature on an amortizing basis. They are included here in the period of final maturity.

         While seven of the Company's Government sponsored enterprise bonds and mortgage-backed securities available-for-sale are in an unrealized loss position as of December 31, 2009, none has been in an unrealized loss position for twelve months or more. None of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. All of the Company's municipal bonds were in an unrealized gain position as of December 31, 2009. During 2008, the Company recognized other-than temporary-impairment on the FNMA preferred stock of $606,054, net of tax, based on analysis under FSP 115-1 and FNMA's being placed into conservatorship by the U.S. Treasury Department. The Company sold the FNMA preferred stock in 2009 at an additional loss of $58,788. The Company's investments are obligations of the United States, its sponsored enterprises, or municipal securities. In the opinion of Management, there is no concentration of credit risk in the investment portfolio.

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

         Loans made outside the loan policy guidelines may present additional credit risk to the Company. In order to monitor these loans and the total number and amount of loans made with exceptions to loan policies, the Bank monitors all loans approved with policy exceptions. Monthly, statistics regarding the number of loans and the amount of loans with policy exceptions are reported to the Board of Directors. One of the policy exceptions reported is for loans exceeding the regulatory guidelines on loan to value ratios. The regulatory loan to value guidelines permit exceptions to the guidelines not to exceed 100% of Total Regulatory Capital for single family residential mortgage loans ($20.2 million at December 31, 2009), or 30% of Total Regulatory Capital for real estate loans other than single family residential loans ($6.0 million as of December 31, 2009). As of December 31, 2009, the Bank had $6.5 million of loans which exceeded regulatory loan to value guidelines. This amount is within the allowable maximum of exceptions to the guidelines. Of the total exceptions, 74.4% were not exceptions at the time the loan was made, but became exceptions upon reappraisal. Reappraisals are routinely ordered when a loan is collateral dependent and showing signs of weakness. Specifically, the Company's reappraisal policy states that collateral for single family construction loans will be reappraised if the home is complete and remains unsold for twelve months, or if the original loan has been outstanding for eighteen months. For development loans, if lot absorption varies from the original appraiser's estimates by 25% or more, the collateral will be reappraised. Collateral will also be reappraised if there is any indication that the collateral may have decreased significantly in value. If the value of collateral decreases significantly upon reappraisal, the Company may take any one or a combination of steps to protect its position. Possible actions include requesting additional collateral from the borrower, requiring the borrower to make principal reductions on the loan, or charge-off of a portion of the loan balance.

         The Company currently has concentrations in real estate lending, including construction and development loans. This segment of the Bank's business is managed in specific ways in order to minimize the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and perform or commission inspections of completed work prior to issuing additional construction loan draws. In addition, management employs additional procedures for monitoring construction loans such as engaging an independent appraiser to perform routine inspections of construction work to determine the percentage complete prior to approval of draws on construction loans. However, even tight internal controls and management oversight will not prevent some borrowers from defaulting on these types of loans. Where declining market conditions last for a long period of time, many participants in the housing and real estate construction industries cannot continue to perform as specified in their loan agreements without sales activity. In such cases, the Bank attempts to work with various borrowers in the real estate and construction industry to minimize the effect on the Bank and the borrowers. Loans in this situation are placed on nonaccrual, and included in the Company's impaired loans. See "Impaired Loans" below.

         The banking industry offers products that can increase credit risk should economic conditions change over the course of a loan's life. Interest-only loans, adjustable rate loans, and loans with amortization periods that differ from the maturity date (i.e., balloon payment loans) are examples of products that could subject the Company to increased credit risk in periods of changing economic conditions. The Company evaluates each customer's credit worthiness based on current and expected economic conditions and underwrites and monitors each such loan for associated risks. Therefore, Management does not believe that these particular products subject the Company to unusual credit risk. As of December 31, 2009, the Bank did not have in its portfolio any residential mortgage loans with negative amortization features, long term interest only payment features, or loan to value ratios at origination in excess of 100%.

         Until November 2009, the Bank had a mortgage loan brokerage department that accepted mortgage applications for mortgages with terms greater than 15 years. Mortgage applications were processed and sent to third parties for underwriting. Approved loans were funded by, and closed in the name of, third parties and the Bank received an origination fee. However, effective November 2009, the Bank suspended such mortgage originations. When the housing and mortgage loan markets stabilize, the Bank intends to reevaluate offering this service to its customers.

         The amount of loans outstanding at December 31, 2009 and 2008 are shown in the following table according to type of loan:

                           Loan Portfolio Composition

                                                                                        December 31,
                                                                                        ------------
                                                                            2009                            2008
                                                                            ----                            ----
                                                                                   (Dollars in thousands)
                                                                                    %of                             %of
                                                                     Amount        Loans              Amount       Loans
                                                                     ------        -----              ------       -----
        Commercial and industrial ...............................    $ 14,974       10.9%            $ 18,597      14.2%
        Real Estate - construction ..............................      53,827       39.1               49,670      37.9
        Real Estate - mortgage
               1-4 family residential ...........................      23,285       16.9               26,429      20.1
               Nonfarm, nonresidential ..........................      41,810       30.3               33,214      25.3
               Multifamily residential ..........................       2,520        1.8                1,223        .9
        Consumer installment ....................................       1,347        1.0                2,049       1.6
                                                                     --------      -----             --------     -----
               Total Loans ......................................     137,763      100.0%             131,182     100.0%
                                                                                   =====                          =====
                Less allowance for loan losses ..................      (2,695)                         (1,699)
                                                                     --------                        --------
                   Net Loans ....................................    $135,068                        $129,483
                                                                     ========                        ========

Maturity Distribution of Loans

         The Bank's loan portfolio has a large component of adjustable rate loans. As of December 31, 2009, approximately $82.4 million or 59.8% of the Bank's loan portfolio was variable rate.

         The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2009, as well as the type of interest requirement on loans with maturities greater than one year. For purposes of this table, variable rate loans are included in the period of their final maturity, as opposed to their repricing date.


                         Maturity Distribution on Loans

                                                                            December 31, 2009
                                                                            -----------------
                                                                          (Dollars in thousands)
                                                                1 Year       1-5       5 Years
                                                               or Less      Years      or More       Total
                                                               -------      -----      -------       -----

Commercial and industrial .................................     $10,202     $ 4,421     $   351    $ 14,974
Real Estate-construction ..................................      43,264      10,556           7      53,827
Real Estate-mortgage ......................................      20,867      35,146      11,602      67,615
Consumer ..................................................         885         348         114       1,347
                                                                -------     -------     -------    --------
      Total ...............................................     $75,218     $50,471     $12,074    $137,763
                                                                =======     =======     =======    ========

Predetermined rate, maturity greater than one year ........                  24,905       1,772      26,677

Variable rate, maturity greater than one year .............                  25,566      10,302      35,868

Impaired Loans

         A loan will be considered to be impaired when, in management's judgment based on current information and events, it is probable that the loan's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, will be carried on the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying values of any material impaired loans will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan.

         Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. As of December 31, 2009, the Bank had nonaccrual loans of $9.7 million. This amount includes 28 loans, all of which are collateral dependent. These loans are secured by real estate, and were in the process of foreclosure or other collection processes as of December 31, 2009. If these loans had been current, the Company would have recorded additional interest income of $292,243 on these loans. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated income statement. Impairment reserves of $165,771 are included in the allowance for loan losses related to loans on nonaccrual as of December 31, 2009. The Company has already charged-off $224,271 related to these loans as of December 31, 2009. The Company's investment in nonaccruing loans has been increasing throughout 2009 partly because of the length of time required to foreclose on property in South Carolina. The loans on nonaccrual at December 31, 2009 had been on nonaccrual and in the foreclosure process for an average of 134 days. This does not include the 90-day period prior to placing the loan on non-accrual during which the Bank did not record interest. The length of time required to obtain title to foreclosed property is increased if the creditor seeks a deficiency judgment against a guarantor or if the property is rented. A minimum of thirty days is added for deficiency judgments and notice requirements of ninety days are required if the property is rented.

         The Company also considers restructured loans to be impaired under the definition of an impaired loan. As of December 31, 2009 the bank had 24 loans totaling $4.05 million that are restructured in some manner. Of those 24 loans, 15 loans totaling $1.5 million are newly constructed single family homes. These loans are current, but paying interest only. The average loan amount is $99,444. Homes priced under $150,000 have generally continued to sell through the economic crisis in our market area due to first time home buyer programs. Of the remaining $2.5 million, one loan ($555,000) is collateralized by several rental properties, one loan ($1.3 million) is collateralized by undeveloped land, and seven loans are collateralized by various types of property. All of these additional loans are in compliance with their restructured terms, but deemed to be impaired due to changes in the original terms or due to the absence of terms that would be in effect under normal conditions. These loans are considered impaired primarily because of terms such as interest-only payment requirements that would not normally be available under current conditions. The Company has not charged off amounts associated with accruing impaired loans as of December 31, 2009. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information. The allowance for loan losses includes management's best estimate of the probable losses on these loans. At December 31, 2008 the Bank had $2.4 million of nonaccrual loans or loans 90 days or more past due.

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

Potential Problem Loans

         Management identifies and maintains a list of potential problem loans. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. Potential problem loans include loans such as loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. Loans in the amount of $4.0 million had been determined by management to be potential problem loans at December 31, 2009. The majority of these loans are secured by real estate. These loans have not been restructured as of December 31, 2009 and are not on nonaccrual, but they exhibit some weaknesses. Management is currently assessing the potential impact on the Bank and the Company. Reassessment would normally be in the form of a new appraisal on the collateral supporting the loan if the loan is collateral dependent. These loans are monitored closely by management.

Allowance for Loan Losses

         The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2009.

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

         At the beginning of 2009 the Company's market area was just beginning to realize the effects of the economic downturn. Other areas of the United States were feeling the effects of inflated real estate prices earlier and in much more significant ways than the Upstate of South Carolina. We had continued to have reasonable levels of unemployment and some continued economic activity throughout most of 2008. However, during 2009 it became apparent that the construction industry in South Carolina had not only overbuilt its inventory of homes, but the industry was also responsible for a large portion of the employment base. By November of 2009, unemployment levels in South Carolina had reached 12.3% and unemployment in the Company's market areas ranged from 10.5% to 12.7% in the month of November. As a result, the Company's problem loans continued to increase throughout the year.

         The table below summarizes the Company's loan loss experience in 2008 and 2009. The charge-offs on commercial loans were related to three relationships. These loans experienced the highest charge-off percentages of any of our loans, by far. By contrast, the real estate loan charge-offs were comprised of 19 relationships and 32 individual loans.

                         Summary of Loan Loss Experience

                                                                                                        Year ended December 31,
                                                                                                        -----------------------
                                                                                                      2009                   2008
                                                                                                      ----                   ----
                                                                                                        (Dollars in thousands)

Total loans outstanding at end of period ...............................................           $ 137,763             $ 131,182
Average amount of loans outstanding ....................................................           $ 138,066             $ 115,162
                                                                                                   ---------             ---------

Balance of allowance for loan losses-beginning .........................................           $   1,699             $   1,293
Loans charged-off
      Commercial and industrial ........................................................                 669                   186
      Commercial real estate ...........................................................               1,289                   498
      Consumer installment .............................................................                   1                     1
                                                                                                   ---------             ---------
         Total charge-offs .............................................................               1,959                   685
Recoveries of loans previously charged-off - commercial loans ..........................                   -                   276
                                                                                                   ---------             ---------
Net (charge-offs) recoveries ...........................................................              (1,959)                 (409)

Additions to allowance charged to expense ..............................................               2,955                   815
                                                                                                   ---------             ---------


Additions to allowance charged to expense
Balance of allowance for loan losses-ending ............................................           $   2,695             $   1,699
                                                                                                   =========             =========


Ratios
      Net (charge-offs) recoveries to average loans outstanding ........................               (1.42%)                (.35%)
      Net (charge-offs) recoveries to loans at end of period ...........................               (1.42%)                (.31%)
      Allowance for loan losses to average loans .......................................                1.95%                 1.48%
      Allowance for loan losses to loans at end of period ..............................                1.96%                 1.30%
      Net (charge-offs) recoveries to allowance for loan losses ........................               (72.7%)               (24.1%)
      Net (charge-offs) recoveries to provision for loan losses ........................               (66.3%)               (50.3%)

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

Real Estate Owned

         The Bank had $6.713 million and $575,000 of real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2009 and 2008, respectively. Real estate owned is initially recorded at its estimated fair market value less estimated selling costs. The estimated fair value is generally determined by appraisal at the time of acquisition. The Bank's investment in real estate owned is comprised of 37 properties at December 31, 2009. The majority of these properties are single family homes or residential lots. Two of the properties are commercial properties, and two are commercially zoned building lots. The Company's plan for liquidating these properties involves listing the properties with experienced local real estate agents and pricing the properties appropriately for sale within a six month period. Sales plans for properties listed but unsold for more than six months will be reevaluated. Since year end, nine properties have been disposed of. The Company had no investment in repossessed assets other than real estate. See note 7 to the consolidated financial statements for further information.

Deposits

         The amounts and percentage composition of deposits held by the Bank as of December 31, 2009 and 2008 are summarized below:

                               Deposit Composition

                                                                     December 31,
                                                                     ------------
                                                          2009                            2008
                                                          ----                            ----
                                                               (Dollars in thousands)
                                                                 % of                              % of
                                                   Amount        Deposits          Amount        Deposits
                                                   ------        --------          ------        --------

Noninterest bearing demand                       $  11,235         7.4%          $ $10,070          8.2%
Interest bearing transaction accounts               13,308         8.7              13,013         10.6
Savings                                             37,317        24.5              13,849         11.3
Money market                                        10,760         7.1               7,286          6.0
Time deposits $100,000 and over                     51,245        33.6              41,810         34.1
Other time deposits                                 28,516        18.7              36,554         29.8
                                                 ---------       -----           ---------        -----
    Total deposits                               $ 152,381       100.0%          $ 122,582        100.0%
                                                 =========       =====           =========        =====


         The average amounts of and average rate paid on deposits held by the Bank for the years ended December 31, 2008 and 2007, are summarized below:

                                Average Deposits

                                                                                   Year ended December 31,
                                                                                   -----------------------
                                                                              2009                        2008
                                                                              ----                        ----
                                                                      Amount         Rate         Amount         Rate
                                                                      ------         ----         ------         ----
                                                                                 (Dollars in thousands)

Noninterest bearing demand .....................................     $  11,227          -%      $  10,914           -%
Interest bearing transaction accounts ..........................        13,169        .57%         13,502         .92%
Savings and money market .......................................        34,936       1.88%         14,994        1.98%
Time deposits ..................................................        86,435       2.54%         76,234        3.68%
                                                                     ---------                  ---------
      Total average deposits ...................................     $ 145,767                  $ 115,644
                                                                     =========                  =========

         As of December 31, 2009, the Bank held $51.2 million of time deposits with balances of $100,000 or more. Of that amount, $8.0 million mature within three months, $8.8 million mature over three through six months, $17.5 million mature over six through twelve months, and $16.9 million mature over twelve months. $400,000 of time deposits over $100,000 or more are at floating rates of interest at December 31, 2009.

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

Customer Repurchase Agreements

         Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $3.3 million and $4.6 million at December 31, 2009 and 2008, respectively. Securities issued by government sponsored enterprises with an amortized cost of $3.3 million and $5.6 million (fair value of $3.3 million and $5.9 million) were used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2009 and 2008, respectively.

All of the sweep accounts pay interest on a floating rate basis. The customer repurchase agreements pay interest on a fixed rate basis and have maturities of varying lengths. As of December 31, 2009 all of the Bank's customer repurchase agreements mature in 2010. During 2009 the average amount of customer repurchase agreements and sweep accounts totaled $3.8 million. The Bank paid an average interest rate of 2.04% on these funds in 2009.

Broker Repurchase Agreements

         Broker repurchase agreements consist of two separate borrowings totaling $5.0 million. These borrowings carry fixed rates of interest with call features. The agreements mature as follows: $3.0 million maturing on January 15, 2015, callable by the broker quarterly after January 15, 2012, and $2.0 million maturing on January 15, 2013, callable by the broker quarterly, beginning January 10, 2010. Securities with fair value of $6.0 million and amortized cost of $5.7 million collateralize the agreements. During 2009, the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2009 was $5.0 million. The average rate paid on broker repurchase agreements during 2009 was 3.53%. During 2008 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2008 was $4,836,066. The average rate paid on broker repurchase agreements during 2008 was 3.53%.

Liquidity

         Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 53.4% of total assets at December 31, 2009.

         Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, unpledged securities, and funds from maturing loans. The Company had $6.0 million in cash and cash equivalents at December 31, 2009. The Bank has access to $4.1 million in lines of credit with other banks and a line of credit with the Federal Home Loan Bank of Atlanta ("FHLB"), all of which are subject to various conditions and may be terminated at the option of the lender, as additional sources of liquidity funding. The lines with the other banks are for short-term use only. Approximately 50% of the lines available from other banks are unsecured, and 50% would need to be collateralized. There were no balances outstanding on these lines as of December 31, 2009.

         The line with the FHLB is equal to 10% of assets, provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. As of December 31, 2009, the Bank had $9.7 million at a weighted average rate of interest equal to 2.55%, maturing at various dates through 2018, borrowed from the FHLB. During 2009, the highest balance as of any month end for borrowings from the FHLB was $9.8 million. The average rate paid on the advances during 2009 was 2.78%. The average balance of FHLB advances for 2009 was $8.6 million. During 2008, the highest balance as of any month end for borrowings from the FHLB was $10.4 million. The average rate paid on advances during 2008 was 3.28%. The average balance of FHLB advances for 2008 was $7.0 million.

         At December 31, 2009, approximately $9.2 million of additional funds were available under the FHLB line provided that eligible collateral is available. The Bank primarily uses bonds and mortgage-backed securities issued by US Government agencies to collateralize advances. As of December 31, 2009 securities with a market value of $5.6 were available to pledge as collateral to the FHLB should the Company require additional funding. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Off-Balance Sheet Risk

         The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2009 and 2008, unfunded commitments to extend credit were $17.6 million and $21.9 million, respectively. At December 31, 2009, the unfunded commitments consisted of $17.3 million at variable rates and $304,600 at fixed rates with $10.4 million expiring within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

         In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that it will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $660,000 at December 31, 2009. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

         The Bank offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2009. The Bank expects the majority of this capacity will not be utilized. During 2009, the average balance of demand deposit overdrafts was $20,177.

         Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2009. The Company has less than one year remaining on a five-year contract with a company which provides data, item and ATM processing services. The monthly costs are approximately $20,000. The Company expects to replace the existing contract with a new five-year contract. Refer to notes 12 and 16 to the Company's consolidated financial statements for additional discussion on these and other commitments and contingencies and financial instruments with off-balance sheet risk.

Capital Resources

         At December 31, 2009, total shareholders' equity decreased by approximately $1.1 million from $19.1 million at December 31, 2008 to $18.0 million at December 31, 2009. The decrease was due to a net loss of $1,361,274, items related to stock based compensation and the stock dividend, including option exercises, of $150,749 and an unrealized gain on investment securities of $112,983, net of tax. The Company does not anticipate it will need to raise additional capital in 2010 if the economy does not deteriorate further. The Company's current plan is to maintain its asset size in 2010, and return to modest growth in 2011.

         The Company made capital expenditures for furniture and equipment in 2009 totaling approximately $5,000. Capital expenditures for premises and equipment planned for 2010 consist of replacements of outdated computer equipment. There are no plans for additional premises in 2010.

         The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and adjusted total assets (Tier 1 leverage ratio). Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Additionally, the OCC may require higher minimum capital ratios for an individual bank in view of its circumstances. The Company's and the Bank's regulatory capital requirements and positions are summarized in note 20 to the consolidated financial statements.

     Because the Bank had a relatively high level of nonperforming assets at December 31, 2009 and recorded a substantial loss for 2009, the OCC may require the Bank to maintain capital ratios in excess of those generally required to be well capitalized and may seek the Bank's agreement to take other specified actions intended to reduce the risks faced by the Bank. The OCC has the authority to enforce such an agreement with various regulatory actions.

Return on Equity and Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (cash dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2009 and 2008.

                                                         December 31,
                                                         ------------
                                                    2009              2008
                                                    -----             ----
Return on assets ............................      (.75%)              .15%
Return on equity ............................     (7.21%)             1.16%
Dividend payout ratio .......................         -                265%
Equity to assets ratio (average) ............      10.42%            12.68%


         In May, 2008 the Company declared its first cash dividend. The amount of the dividend was determined based on a number of factors, including previous year's earnings, capital levels, prospects for growth and earnings during the coming twelve months, and availability of dividends from the Bank to the Company. There can be no assurance that cash dividends will be declared in the future.

          During 2010, the Bank's plan of operation is to continue to attract new deposit customers, convert our nonperforming assets into interest earning assets, to increase the ratio of services per customer and increase the account profitability of the Bank's current customers. The Bank plans to seek deposit accounts from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Management will continue to emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank's principal marketing tools.

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

Market for Common Equity and Related Stockholder Matters

         The following table shows the high and low bid prices of our common stock reported by the OTC Bulletin Board for the past two years. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The prices have been adjusted to reflect a 5% stock dividend declared in April 2009 to shareholders of record as of May 12, 2009.

                                         Year ended              Year ended
                                     December 31, 2009       December 31, 2008
                                     -----------------       -----------------
                                       Low        High        Low        High
                                       ---        ----        ---        ----
         First Quarter ...........    $4.10       $8.25     $10.71      $14.76
         Second Quarter ..........    $4.10       $6.00     $13.09      $13.33
         Third Quarter ...........    $4.00       $6.00      $9.80      $13.23
         Fourth Quarter ..........    $3.55       $5.90      $9.52      $10.95

         Although the common stock of the Company may be traded from time to time on an individual basis, no active trading market has developed and none may develop in the foreseeable future. The common stock is not listed on any exchange. The stock is quoted on the OTC Bulletin Board under the symbol "CTOT.OB."

         As of February 10, 2010, there were approximately 590 holders of record of the Company's common stock, excluding individual participants in security position listings.

         The Company paid cash dividends of $597,471 ($.30 per share) for the first time in 2008. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. Because the Company has no operations other than those of the Bank and only has limited income of its own, the Company would rely on dividends from the Bank as its principal source of cash to pay cash dividends.

         Each national banking association is required by federal law to obtain the prior approval of the Office of the Comptroller of the Currency (the "OCC"), the primary Federal regulator of national banks, for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

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

         Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2009 based on the criteria established in a report entitled "Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929. Based on this evaluation, the Company's management has evaluated and concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders and Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and Subsidiary (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Bancorp and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with United States generally accepted accounting principles.

 We were not engaged to examine management's assessment of the effectiveness of Cornerstone Bancorp and Subsidiary's internal control over financial reporting as of December 31, 2009, included in the accompanying Management's Annual Report on Internal Controls Over Financial Reporting, and, accordingly, we do not express an opinion thereon.


                                                          /s/ Elliott Davis, LLC


Greenville, South Carolina
March 30, 2010

                       CORNERSTONE BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                              December 31,
                                                                                                              ------------
                                                                                                        2009                2008
                                                                                                        ----                ----
Assets
Cash and due from banks ...................................................................       $   4,369,596        $   3,820,227
Federal funds sold ........................................................................           1,670,000              140,000
                                                                                                  -------------        -------------
       Cash and cash equivalents ..........................................................           6,039,596            3,960,227

Investment securities
     Available-for-sale ...................................................................          28,902,143           19,676,604
     Other investments ....................................................................           1,142,050            1,114,150

Loans, net ................................................................................         135,067,914          129,483,130
Property and equipment, net ...............................................................           5,291,203            5,551,275
Cash surrender value of life insurance policies ...........................................           1,838,663            1,768,520
Other real estate owned ...................................................................           6,712,948              575,000
Other assets ..............................................................................           3,975,813            1,722,161
                                                                                                  -------------        -------------
              Total assets ................................................................       $ 188,970,330        $ 163,851,067
                                                                                                  =============        =============

Liabilities And Shareholders' Equity

Liabilities
     Deposits
         Noninterest bearing ..............................................................       $  11,234,486        $  10,069,125
         Interest bearing .................................................................         141,146,788          112,512,449
                                                                                                  -------------        -------------
         Total deposits ...................................................................         152,381,274          122,581,574
     Federal funds purchased ..............................................................                   -            1,810,000
     Customer repurchase agreements .......................................................           3,257,002            4,582,619
     Borrowings from Federal Home Loan Bank of Atlanta ....................................           9,743,172           10,394,005
     Broker repurchase agreements .........................................................           5,000,000            5,000,000
     Other liabilities ....................................................................             549,477              345,922
                                                                                                  -------------        -------------

         Total liabilities ................................................................         170,930,925          144,714,120

Commitments and contingencies - Notes 11 and 15

Shareholders' equity
     Preferred stock, 10,000,000 shares authorized, no shares issued ......................                   -                    -
     Common stock, no par value, 20,000,000 shares authorized, 2,105,738 and
       1,991,565 shares issued at December 31, 2009 and 2008, respectively ................          18,799,728           18,323,333
     Retained earnings (deficit) ..........................................................            (921,014)             765,906
       Accumulated other comprehensive income .............................................             160,691               47,708
                                                                                                  -------------        -------------

         Total shareholders' equity .......................................................          18,039,405           19,136,947
                                                                                                  -------------        -------------

         Total liabilities and shareholders' equity .......................................       $ 188,970,330        $ 163,851,067
                                                                                                  =============        =============

The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                      2009             2008               2007
                                                                                      ----             ----               ----
Interest Income
     Loans and fees on loans ..............................................      $  6,997,466       $  7,848,630       $  8,834,764
     Investment securities ................................................         1,025,983          1,161,545            944,003
     Federal funds sold and other .........................................            16,378             91,870            228,687
                                                                                 ------------       ------------       ------------

          Total interest income ...........................................         8,039,827          9,102,045         10,007,454

Interest Expense
     Deposits .............................................................         2,930,929          3,229,237          3,822,618
     Federal funds sold and customer repurchase agreements ................            78,438            170,090            238,562
     Federal Home Loan Bank advances ......................................           237,870            228,129            115,810
     Broker repurchase agreements .........................................           176,619            170,756                  -
                                                                                 ------------       ------------       ------------

          Total interest expense ..........................................         3,423,856          3,798,212          4,176,990
                                                                                 ------------       ------------       ------------

          Net interest income .............................................         4,615,971          5,303,833          5,830,464

     Provision for loan losses ............................................         2,955,000            815,000            196,636
                                                                                 ------------       ------------       ------------

          Net interest income after provision for loan losses .............         1,660,971          4,488,833          5,633,828

Noninterest Income (Expense)
     Mortgage loan origination fees .......................................           154,905            275,721            437,157
     Service fees on deposit accounts .....................................           572,973            579,298            542,937
     Gain on sale of available-for-sale investments .......................           299,063                  -                  -
     Other-than-temporary-impairment of FNMA preferred stock ..............                 -           (918,264)                 -
     Gain (loss) on sale of repossessed assets ............................          (228,547)             3,464             (9,672)
     Other ................................................................           183,225            123,747            104,392
                                                                                 ------------       ------------       ------------

          Total noninterest income ........................................           981,619             63,966          1,074,814
                                                                                 ------------       ------------       ------------

Noninterest Expenses
     Salaries and benefits ................................................         2,392,717          2,415,115          2,443,315
     Occupancy and equipment ..............................................           572,025            600,426            567,222
     Data processing ......................................................           218,110            231,958            234,671
     Advertising ..........................................................            30,258             69,859             76,530
     Supplies .............................................................            69,383             85,895            111,918
     Professional and regulatory fees .....................................           551,330            320,027            314,516
     Directors fees .......................................................           138,475            130,450            127,700
     Loan expenses ........................................................           322,687             51,706             24,766
     Other real estate owned ..............................................           117,272             50,889              8,216
     Deposit charge-offs ..................................................            20,912             26,461             39,387
     Other operating ......................................................           390,432            362,297            337,416
                                                                                 ------------       ------------       ------------

          Total noninterest expenses ......................................         4,823,601          4,345,083          4,285,657
                                                                                 ------------       ------------       ------------

          Income (loss) before income taxes ...............................        (2,181,011)           207,716          2,422,985

     Income tax provision (benefit) .......................................          (819,737)           (17,600)           810,232
                                                                                 ------------       ------------       ------------

          Net income (loss) ...............................................      $ (1,361,274)      $    225,316       $  1,612,753
                                                                                 ============       ============       ============

Earnings (Loss) Per Common Share
     Basic ................................................................      $       (.65)      $        .11       $        .78
     Diluted ..............................................................      $       (.65)      $        .11       $        .76

Weighted Average Common Shares Outstanding
     Basic ................................................................         2,103,039          2,089,384          2,063,917
     Diluted ..............................................................         2,103,039          2,143,953          2,117,693

The accompanying notes are an integral part of these consolidated financial statements.

                       CORNERSTONE BANCORP AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         AND COMPREHENSIVE INCOME (LOSS)

                                                                                                      Accumulated
                                                            Common stock                Retained          other            Total
                                                            ------------                earnings      comprehensive    shareholders'
                                                         Shares        Amount          (deficit)      income (loss)        equity
                                                         ------        ------          ---------      -------------        ------

Balance, December 31, 2006 .....................       1,777,313     $ 15,972,666    $  1,499,803     $     66,258     $ 17,538,727
                                                                                                                       ------------

Net income .....................................               -                -       1,612,753                -        1,612,753
   Other comprehensive income, net of
     income taxes:
   Unrealized gain on investment
       securities ..............................               -                -               -          151,794          151,794
                                                                                                                       ------------
   Comprehensive income ........................                                                                          1,764,547
Stock based compensation .......................               -           40,797               -                -           40,797
Stock option exercises, including
      Tax benefit of $54,550 ...................          27,306          238,990               -                -          238,990
Stock dividend (10%), net of
       cash in lieu of fractional shares .......         178,550        1,932,875      (1,935,106)               -           (2,231)
                                                    ------------     ------------    ------------     ------------     ------------

Balance, December 31, 2007 .....................       1,983,169       18,185,328       1,177,450          218,052       19,580,830
                                                                                                                       ------------

Net income .....................................               -                -         225,316                -          225,316
   Other comprehensive income, net of
     income taxes:
   Unrealized loss on investment
       securities ..............................               -                -               -         (170,344)        (170,344)
                                                                                                                       ------------
   Comprehensive income ........................                                                                             54,972
Cumulative effect of accounting change .........               -                -         (39,389)               -          (39,389)
Stock based compensation .......................               -           56,172               -                -           56,172
Stock option exercises .........................           8,396           81,833               -                -           81,833
Cash dividend paid .............................               -                -        (597,471)               -         (597,471)
                                                    ------------     ------------    ------------     ------------     ------------
Balance, December 31, 2008 .....................       1,991,565       18,323,333         765,906           47,708       19,136,947
                                                                                                                       ------------

Net loss .......................................               -                -      (1,361,274)               -       (1,361,274)
   Other comprehensive income, net of
     income taxes:
   Unrealized gain on investment
       securities ..............................               -                -               -          112,983          112,983
                                                                                                                       ------------
   Comprehensive loss ..........................                                                                         (1,248,291)
Stock based compensation .......................               -           72,464               -                -           72,464
Stock option exercises .........................          14,172           80,000               -                -           80,000
Stock dividend (5%), net of cash in
     lieu of fractional shares .................         100,001          323,931        (325,646)               -           (1,715)
                                                    ------------     ------------    ------------     ------------     ------------
Balance, December 31, 2009 .....................       2,105,738     $ 18,799,728    $   (921,014)    $    160,691     $ 18,039,405
                                                    ============     ============    ============     ============     ============


The accompanying notes are an integral part of these consolidated financial statements

                       CORNERSTONE BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Years ended December 31,
                                                                                               ------------------------
                                                                                        2009             2008             2007
                                                                                        ----             ----             ----
Operating Activities
       Net income (loss) .......................................................   $ (1,361,274)   $    225,316    $  1,612,753
       Adjustments to reconcile net income to net cash provided
        by operating activities
             Depreciation and net amortization .................................        351,303         292,585         285,241
             Deferred income tax (benefit) expense .............................       (286,803)       (315,107)          4,508
             Provision for loan losses .........................................      2,955,000         815,000         196,636
             Other than temporary impairment of FNMA Preferred .................              -         918,264               -
             Gain on sale of available-for-sale investments ....................       (299,063)              -               -
             (Gain) loss on sale of repossessed collateral .....................        202,296          (3,464)          9,672
             Gain on sale of fixed assets ......................................           (625)           (481)              -
             Non-cash option expense ...........................................         72,464          56,172          40,797
             Increase in other assets ..........................................     (2,184,323)         (9,958)       (216,723)
             Increase (decrease) in other liabilities ..........................        145,474        (240,717)       (104,341)
                                                                                   ------------    ------------    ------------

               Net cash provided by (used for) operating activities ............       (405,551)      1,737,610       1,828,543
                                                                                   ------------    ------------    ------------
        activities

Investing Activities
       Proceeds from maturities and principal paydowns of
        investment securities ..................................................     16,654,053       4,276,949       4,358,412
       Proceeds from sale of OREO ..............................................      2,498,705         399,208          96,528
       Purchase of investment securities .......................................    (25,495,248)     (7,085,514)     (5,005,942)
       Purchase of FHLB and Federal Reserve stock, net .........................        (27,900)       (297,650)         (2,900)
       Increase in loans, net ..................................................    (17,167,459)    (23,849,672)    (11,365,651)
       Proceeds from sale of property and equipment ............................            625           7,495               -
       Capitalization of improvements to OREO ..................................        (63,943)              -               -
       Purchase of property and equipment ......................................         (5,448)        (32,295)     (1,679,829)
                                                                                   ------------    ------------    ------------

               Net cash used for investing activities ..........................    (23,606,615)    (26,581,479)    (13,599,382)
                                                                                   ------------    ------------    ------------

Financing Activities
       Net increase in deposits ................................................     29,799,700      11,647,106       9,268,272
       Net increase (decrease) in customer repurchase agreements ...............     (1,325,617)     (1,220,316)        738,795
       Net increase (decrease) Federal funds purchased .........................     (1,810,000)      1,810,000               -
       Borrowings from Federal Home Loan Bank of Atlanta .......................      4,500,000      11,800,000       1,000,000
       Repayments to Federal Home Loan Bank of Atlanta .........................     (5,150,833)     (4,950,833)       (150,833)
       Proceeds from broker repurchase agreements ..............................              -       5,000,000               -
       Proceeds from exercise of stock options .................................         80,000          81,833         238,990
       Cash dividends paid .....................................................              -        (597,471)              -
       Cash paid in lieu of fractional shares ..................................         (1,715)              -          (2,231)
                                                                                   ------------    ------------    ------------

               Net cash provided by financing activities .......................     26,091,535      23,570,319      11,092,993
                                                                                   ------------    ------------    ------------

                    Net increase (decrease) in cash and cash equivalents .......      2,079,369      (1,273,550)       (677,846)

Cash and cash equivalents, beginning of year ...................................      3,960,227       5,233,777       5,911,623
                                                                                   ------------    ------------    ------------

Cash and cash equivalents, end of year .........................................   $  6,039,596    $  3,960,227    $  5,233,777
                                                                                   ============    ============    ============

Cash paid for:
       Interest ................................................................   $  3,457,004    $  3,803,188    $  4,145,118
                                                                                   ============    ============    ============
       Income taxes ............................................................   $     54,946    $    438,048    $    932,075
                                                                                   ============    ============    ============
Non-cash Supplemental information:
       Loans transferred to other real estate owned ............................   $  8,922,517    $    931,761    $     69,000
                                                                                   ============    ============    ============
       Loans charged-off, net ..................................................   $  1,958,726    $    409,567    $    103,505
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

         The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation. The Company is subject to regulation by Federal Reserve and to limited regulation by the South Carolina State Board of Financial Institutions. The Bank maintains branch locations in the Berea area of Greenville County and the Powdersville area of Anderson County, South Carolina in addition to its headquarters in Easley in Pickens County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent"), which is an insurance agency. In 2009, 2008 and 2007, Crescent's transactions were immaterial to the consolidated financial statements.

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

   Concentrations of credit risk

     The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Bank monitors concentrations in its customer base using the North American Industry Codes ("NAIC") and using certain regulatory definitions. As of December 31, 2009, the Bank has concentrations of credit in real estate rental and leasing, accommodation and food services, construction, retail trade, health care and social assistance, and other services, which by NAIC category comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. The Bank also has a concentration in loans collateralized by real estate. Although a majority of the Bank's loans are collateralized by real estate, the Bank believes that it has proper internal controls to identify and mitigate risks associated with this concentration in real estate collateral.

   Investment securities

     The Company accounts for investment securities in accordance with financial accounting standards which require that investments in equity and debt securities to be classified into three categories:
                                                                     (Continued)

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

    The financial accounting standard followed by the Company defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. Available for sale securities owned by the Company include government sponsored enterprise bonds, mortgage-backed securities issued by government sponsored enterprises, and municipal bonds. The fair values of the Company's available for sale investments, other than municipal bonds, are measured on a recurring basis using quoted market prices in active markets for identical assets and liabilities ("Level 1 inputs" under the standard). Due to the lower level of trading activity in municipal bonds, the fair market values of these investments are measured based on other inputs such as inputs that are observable or can be corroborated by observable market data for similar assets with substantially the same terms ("Level 2 inputs" under the standard.)

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

     Generally, the accrual of interest will be discontinued on impaired loans when principal or interest becomes 90 days past due, or when payment in full is not anticipated, and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Fee income on loans is recognized as income at the time loans are originated. Due to the short-term nature of the majority of the Bank's loans and the immateriality of the net deferred amount, this method approximates the income that would be earned if the Company deferred loan fees and costs.

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

     The Bank accounts for impaired loans in accordance with a financial accounting standard that requires all lenders to value a loan at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis taking into consideration all the circumstances of the loan and the borrower, including the length of the delay, reasons for the delay, the borrower's payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is determined on a case-by-case basis. The fair value of an impaired loan may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

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

Other real estate owned

     Other real estate owned is carried at fair value (market value less estimated selling cost), determined using an independent appraisal.

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

Income taxes

     The Company accounts for income taxes in accordance with a financial accounting standard that requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.
                                                                     (Continued)

     The Company has analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flows. Therefore, no reserves for uncertain income tax positions have been recorded.

Advertising and public relations expense

     Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Earnings per common share

     Basic earnings per common share is computed on the basis of the weighted average number of common shares outstanding. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per common share. As of December 31, 2009, there were no common stock equivalents included in the Company's loss per share calculation. Options to purchase 106,255 shares of common stock were antidilutive as of December 31, 2009 and were excluded from the diluted share calculation. The Company declared a five percent stock dividend to shareholders of record on May 12, 2009 and 10 percent stock dividends to shareholders of record as of May 8, 2007, May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003 and April 30, 2002. 2008 and
     2007 share and per share amounts on the  Consolidated  Statements of income
     (loss) have been restated to reflect the applicable transactions.

Cash surrender value of life insurance policies

     Cash surrender value of life insurance policies represents the cash value of policies on certain officers of the Bank.

Statement of cash flows

     For purposes of reporting cash flows, cash and cash equivalents are those amounts which have an original maturity of three months or less.

Fair values of financial instruments

     The Company discloses fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. Under GAAP, a financial instrument is defined as cash, evidence of an ownership interest in an entity or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

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


Stock Based Compensation

     The Company has issued stock options to certain directors who were organizers of the Company and the Bank, and also has a stock-based director and employee compensation plan (the "2003 Plan") as further described in
     Note 18. Under the 2003 Plan, 18,000 options were granted during each of the years 2004, 2005, 2006 and 2007. 19,200 options were granted in 2008. Options to purchase 15,600 shares of common stock were granted in 2009. Stock dividends were declared subsequent to the grant dates of the Organizers' options and some of the employees' options. Pursuant to the terms of the 2003 Plan and the Organizers' option agreements, the number of options outstanding was increased and the exercise price was decreased to give effect to these stock dividends.

     The Company accounts for stock based compensation in accordance with GAAP. Fair value of an option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rates used for the 2009, 2008, and 2007 grants were 2.34%, 3.91%, and 4.68%, respectively, which was the 10 Year Constant Maturity Rate on U.S. Treasury Securities during the months in which the options were granted. The assumed dividend rate was zero and the expected option life was 10 years for 2009, 2008, and 2007 grants. Volatility is difficult to measure accurately due to the low volume of trading of the Company's stock. The common stock is not listed on any exchange and has no active trading market. Since 2006, the stock has been quoted on the OTC Bulletin Board. Based on information available at the date of the grant, the volatility assumption used for 2009 option grants was 38.71%, for 2008 option grants was 28%, and for 2007 option grants was 12%.

   Recently issued accounting standards

     The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

     In June 2009, the FASB issued "The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162." This standard establishes the FASB Accounting Standards Codification TM ("ASC") as the source of authoritative generally accepted accounting principles for nongovernmental entities.

     The standard was effective for interim and annual periods ending after September 15, 2009. It did not have any impact on the Company's financial position. In conjunction with the issuance of the ASC, the FASB also issued its first Accounting Standards Update, "Topic 105 -Generally Accepted Accounting Principles."
                                                                     (Continued)

     The update was effective for interim and annual periods ending after September 15, 2009 and did not have an impact on the Company's financial position or results of operations. It did change the referencing system for accounting standards.

     "Amendments to the Impairment Guidance of EITF Issue No. 99-20," was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment was determined by using either "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") or "Accounting for Certain Investments in Debt and Equity Securities," depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. Other standards determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS No. 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position was effective for the Company as of December 31, 2008. Management has reviewed and evaluated the Company's security portfolio for any other-than-temporary impairments.

     The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release included guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterated the factors in SEC Staff Accounting
     Bulletin ("SAB") Topic 5M that should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

     On October 10, 2008, the FASB issued a staff position ("FSP"), "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarified the application of previously issued standards in a market that is not active, and provided an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008. The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of the balance sheet date.

     On April 9, 2009, the FASB issued three staff positions related to fair value which are discussed below.

     "Recognition and Presentation of Other-Than-Temporary Impairments" categorizes losses on debt securities available-for-sale or held-to-maturity determined by management to be other-than-temporarily impaired into losses due to credit issues and losses related to all other factors. Other-than-temporary impairment (OTTI) exists when it is more likely than not that the security will mature or be sold before its amortized cost basis can be recovered. An OTTI related to credit losses should be recognized through earnings. An OTTI related to other factors should be recognized in other comprehensive income. The FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.

     "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly" recognizes that quoted prices may not be determinative of fair value when the volume and level of trading activity have significantly decreased. The evaluation of certain factors may necessitate that fair value be determined using a different valuation technique. Fair value should be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, not a forced liquidation or distressed sale. If a transaction is considered to not be orderly, little, if any, weight should be placed on the transaction price. If there is not sufficient information to conclude as to whether or not the transaction is orderly, the transaction price should be considered when estimating fair value. An entity's intention to hold an asset or liability is not relevant in determining fair value.
                                                                     (Continued)

     Quoted prices provided by pricing services may still be used when estimating fair value in accordance with financial accounting standards; however, the entity should evaluate whether the quoted prices are based on current information and orderly transactions. Inputs and valuation techniques are required to be disclosed in addition to any changes in valuation techniques.

      "Interim Disclosures about Fair Value of Financial Instruments" requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements and also requires those disclosures in summarized financial information at interim reporting periods A publicly traded company includes any company whose securities trade in a public market on either a stock exchange or in the over-the-counter market, or any company that is a conduit bond obligor. Additionally, when a company makes a filing with a regulatory agency in preparation for sale of its securities in a public market it is considered a publicly traded company for this purpose.

     The three staff positions were effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, in which case all three must be adopted. The Company adopted the staff positions for its second quarter quarterly report on Form 10-Q. The staff positions did not have a material impact on the consolidated financial statements.

     Also on April 1, 2009, the FASB issued an FSP, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies." This FSP requires that assets acquired and liabilities assumed in a business combination that arise from a contingency be recognized at fair value. If fair value cannot be determined during the measurement period, the asset or liability can still be recognized if it can be determined that it is probable that the asset existed or the liability had been incurred as of the measurement date and if the amount of the asset or liability can be reasonably estimated. If it is not determined to be probable that the asset/liability existed/was incurred or no reasonable amount can be determined, no asset or liability is recognized. The entity should determine a rational basis for subsequently measuring the acquired assets and assumed liabilities. Contingent consideration agreements should be recognized initially at fair value and subsequently reevaluated. The FSP was effective for business combinations with an acquisition date on or after the beginning of the Company's first annual reporting period beginning on or after December 15, 2008. The Company will assess the impact of the FSP if and when a future acquisition occurs.

     The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 111 on April 9, 2009 to amend Topic 5.M. (ASC 320-10-S99), "Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities" and to supplement FSP SFAS 115-2 and SFAS 124-2. SAB 111 maintains the staff's previous views related to equity securities; however debt securities are excluded from its scope. The SAB provides that "other-than-temporary" impairment is not necessarily the same as "permanent" impairment and unless evidence exists to support a value equal to or greater than the carrying value of the equity security investment, a write-down to fair value should be recorded and accounted for as a realized loss. The SAB was effective upon issuance and had no impact on the Company's financial position.

     The FASB issued a standard, "Subsequent Events," in May 2009 which provides guidance on when a subsequent event should be recognized in the financial statements. Subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet should be recognized at the balance sheet date. Subsequent events that provide evidence about conditions that arose after the balance sheet date but before financial statements are issued, or are available to be issued, are not required to be recognized. The date through which subsequent events have been evaluated must be disclosed as well as whether it is the date the financial statements were issued or the date the financial statements were available to be issued. For non-recognized subsequent events which should be disclosed to keep the financial statements from being misleading, the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made, should be disclosed. The standard is effective for interim or annual periods ending after June 15, 2009. See
     Note 23 for Management's evaluation of subsequent events.

     The FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value" in August, 2009 to provide guidance when estimating the fair value of a liability. When a quoted price in an active market for the identical liability is not available, fair value should be measured using (a) the quoted price of an identical liability when traded as an asset; (b) quoted prices for similar liabilities

                                                                     (Continued)
     or similar liabilities when traded as assets; or (c) another valuation technique consistent with the principles of Topic 820 such as an income approach or a market approach. If a restriction exists that prevents the transfer of the liability, a separate adjustment related to the restriction is not required when estimating fair value. The ASU was effective October 1, 2009 for the Company and had no impact on financial position or operations.

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

Reclassification

     Certain amounts in prior year's financial statements have been reclassified to conform to current year presentation. No changes have been made that affect the reported results of operations, financial condition or cash flows.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Reserve Bank. At December 31, 2009 and 2008 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

         When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2009 and 2008 federal funds sold amounted to $1,670,000 and $140,000, respectively.

NOTE 4 - INVESTMENT SECURITIES

         The   amortized   cost  and  fair   value  of   investment   securities
available-for-sale are as follows:

                                                                                            December 31, 2009
                                                                                            -----------------
                                                                      Amortized               Gross unrealized                 Fair
                                                                        Cost               Gains            Losses             value
                                                                        ----               -----            ------             -----
Government sponsored enterprise bonds ......................       $10,339,754       $    38,979       $   191,026       $10,187,707
Mortgage-backed securities .................................        12,232,754           189,480            57,812        12,364,422
Municipal bonds ............................................         6,086,285           263,729                 -         6,350,014
                                                                   -----------       -----------       -----------       -----------
        Total investment securities available-
        for-sale ...........................................       $28,658,793       $   492,188       $   248,838       $28,902,143
                                                                   ===========       ===========       ===========       ===========

                                                                                             December 31, 2008
                                                                                             -----------------
                                                                     Amortized               Gross unrealized                 Fair
                                                                       cost               Gains            Losses             value
                                                                       ----               -----            ------             -----
Government sponsored enterprise bonds ......................       $ 8,859,181       $   433,569       $         -       $ 9,292,750
FNMA preferred stock .......................................            87,200                 -            54,800            32,400
Mortgage-backed securities .................................         4,173,881           113,419             7,611         4,279,689
Municipal bonds ............................................         6,484,056            46,120           458,411         6,071,765
                                                                   -----------       -----------       -----------       -----------
        Total investment securities available-for-sale .....       $19,604,318       $   593,108       $   520,822       $19,676,604
                                                                   ===========       ===========       ===========       ===========

         While seven of the Company's Government sponsored enterprise bonds and mortgage-backed securities available-for-sale are in an unrealized loss position as of December 31, 2009, none have been in an unrealized loss position for twelve months or more. None of these securities are expected to have a loss of principal at final maturity. The Company believes it is more likely than not it will hold these securities until such time as the value recovers or the securities mature. All of the Company's municipal bonds were in an unrealized gain position as of December 31, 2009. During 2008, the Company recognized other-than-temporary-impairment on the FNMA preferred stock of $606,054, net of tax, based on analysis under FSP 115-1 and FNMA's being placed into conservatorship by the U.S. Treasury Department. The Company sold the FNMA preferred stock in 2009 at an additional loss of $58,788. The table below summarizes, by investment category, the length of time that individual securities have been in a continuous loss position as of December 31, 2009.

                                                                                                                    Total Unrealized
                                                           Less than Twelve Months            Over Twelve Months          Losses
                                                           -----------------------            ------------------          ------
                                                           Gross                              Gross
                                                        Unrealized                          Unrealized
                                                          Losses            Fair Value        Losses    Fair Value
                                                          ------            ----------        ------    ----------
Government sponsored
     enterprise bonds ........................         $   191,026         $ 5,898,728         $  -         $  -         $   191,026
Mortgage-backed securities ...................              57,812           7,727,556            -            -              57,812
Municipal bonds ..............................                   -                   -            -            -                   -
                                                       -----------         -----------         ----         ----         -----------
           Total .............................         $   248,838         $13,626,284         $  -         $  -         $   248,838
                                                       ===========         ===========         ====         ====         ===========

         At December 31, 2009 and 2008, securities with a fair value of $22,889,893 and $18,440,430, respectively, were pledged to collateralize public deposits, sweep accounts, advances from the FHLB, and repurchase agreements. During 2009, the Company sold securities with a fair value of $10,752,749 and recognized a net gain on the sale of those securities of $299,063. There were no sales of securities for the years ended December 31, 2008 or 2007.
                                                                     (Continued)

         The amortized cost and fair value of securities at December 31, 2009, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          December 31, 2009
                                                          -----------------
                                                    Amortized           Fair
                                                       Cost             Value
                                                       ----             -----

Due after one through five years ...........       $ 2,430,513       $ 2,486,061
Due after five through ten years ...........         9,785,027         9,691,469
After ten years or no maturity .............        16,443,253        16,724,613
                                                   -----------       -----------

    Total investment securities ............       $28,658,793       $28,902,143
                                                   ===========       ===========

         The Bank, as a member institution, is required to own stock in the Reserve Bank and the FHLB. These stocks are included at cost in the accompanying Consolidated Balance Sheets under the caption "Other investments." No ready market exists for these stock investments and they have no quoted market value. However, redemption of these stocks has historically been at par value. Stock held in the FHLB is pledged as collateral against advances from the FHLB.

NOTE 5 - LOANS
         The composition of net loans by major loan category is presented below.

                                                          December 31,
                                                          ------------
                                                   2009                  2008
                                                   ----                  ----

Commercial .............................      $  14,974,286       $  18,596,972
Real estate - construction .............         53,827,245          49,669,669
Real estate - mortgage .................         67,614,913          60,866,234
Consumer ...............................          1,346,807           2,048,818
                                              -------------       -------------

Loans, gross ...........................        137,763,251         131,181,693

Less allowance for loan losses .........         (2,695,337)         (1,698,563)
                                              -------------       -------------

Loans, net .............................      $ 135,067,914       $ 129,483,130
                                              =============       =============

         As of December 31, 2009, approximately $82.4 million or 59.8% of total gross loans were variable rate loans.

         The FHLB has a blanket lien on certain types of the Company's loans as collateral for FHLB advance borrowings. See Note 10. The Reserve Bank has a lien on certain other loan types should the Bank borrow from the Discount Window. As of December 31, 2009 there were no borrowings from the Discount Window of the Reserve Bank.

         At December 31, 2009 the Bank had non-accrual loans of $9.7 million, which are considered to be impaired. This amount includes 27 loans and one line of credit, all of which are collateral dependent. These loans are secured by real estate, and were in the process of foreclosure or other collection processes as of December 31, 2009. If these loans had been current, the Company would have recorded additional interest income of $292,943 in 2009. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated statements of income (loss). Included in the allowance for loan losses are special reserves of $165,771 related to these loans. The Company charged-off $224,271 related to impaired loans in 2009.

         As of December 31, 2009, the Bank has restructured another $4.05 million of loans that are performing in accordance with their restructured terms, but are deemed to be impaired due to the changes in their terms. Average impaired loans in 2009 (average loans on nonaccrual or loans 90 days or more delinquent as to principal or interest payments) were $7.3 million. At December 31, 2008 the Company held nonaccrual loans in the amount of $2.4 million.

                                                                     (Continued)

         Activity in the allowance for loan losses for the years ended December 31, 2009, 2008, and 2007 is summarized in the table below.

                                                                                             Year ended December 31,
                                                                                             -----------------------
                                                                                2009                  2008                 2007
                                                                                ----                  ----                 ----
Allowance for loan losses, beginning of year .....................          $ 1,698,563           $ 1,293,130           $ 1,199,999
Provision for loan losses ........................................            2,955,000               815,000               196,636
Charge-offs ......................................................           (1,958,726)             (685,166)             (103,505)
Recoveries .......................................................                  500               275,599                     -
                                                                            -----------           -----------           -----------

Allowance for loan losses, end of year ...........................          $ 2,695,337           $ 1,698,563           $ 1,293,130
                                                                            ===========           ===========           ===========


NOTE 6 - PROPERTY AND EQUIPMENT

         Components of property and equipment included in the balance sheet are as follows:

                                                            December 31,
                                                            ------------
                                                      2009              2008
                                                      ----              ----

Land and improvements ......................      $ 1,468,480       $ 1,468,480
Bank premises ..............................        4,271,773         4,271,773
Furniture, equipment and software ..........        1,531,250         1,527,107
Vehicles ...................................           58,005            58,005
                                                  -----------       -----------
        Property and equipment .............        7,329,508         7,325,365
Accumulated depreciation ...................       (2,038,305)       (1,774,090)
                                                  -----------       -----------
    Property and equipment, net ............      $ 5,291,203       $ 5,551,275
                                                  ===========       ===========

         Depreciation expense for the years ended December 31, 2009, 2008, and 2007, amounted to $265,520, $282,574, and $286,257, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

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


NOTE 7- OTHER REAL ESTATE OWNED AND REPOSSESSED ASSETS

         The Company has acquired a significant number of real estate properties in settlement of loans via the foreclosure process. A summary of the activity in other real estate owned follows:
                                                             December 31,
                                                             ------------
                                                        2009             2008
                                                        ----             ----

Beginning balance ............................     $   575,000      $    69,000
Additions from foreclosures ..................       8,691,617          951,761
Write downs of value .........................               -          (30,017)
Sales ........................................      (2,553,669)        (415,744)
                                                   -----------      -----------
        Ending other real estate owned .......     $ 6,712,948      $   575,000
                                                   ===========      ===========

         The Company recognized a net loss of $228,547 on all types of repossessed collateral for the year ended December 31, 2009. In 2008, the Company recognized a gain on the sale of repossessed collateral of $3,464. In 2007, the Company recognized a loss of $9,672 on repossessed collateral.

NOTE 8 - DEPOSITS

         The following is a detail of the deposit accounts as of:

                                                          December 31,
                                                          ------------
                                                    2009                2008
                                                    ----                ----

Noninterest bearing ......................       $ 11,234,486       $ 10,069,125
Interest bearing:
     NOW accounts ........................         13,308,457         13,013,071
     Money market accounts ...............         10,760,323          7,286,130
     Savings .............................         37,317,247         13,848,956
     Time, less than $100,000 ............         28,516,218         36,554,096
     Time, $100,000 and over .............         51,244,543         41,810,196
                                                 ------------       ------------

        Total deposits ...................       $152,381,274       $122,581,574
                                                 ============       ============

         Interest expense on time deposits greater than $100,000 was approximately $1.3 million in 2009, $1.3 million in 2008, and $1.2 million in 2007. Securities issued by government sponsored enterprises with an amortized cost of $1.7 million and $2.0 million (fair value of $1.7 million and $2.1 million) in 2009 and 2008, respectively, were pledged as collateral for public funds.

         At December 31, 2009 the scheduled maturities of time deposits are as follows:

                                 2010                     $ 53,300,355
                                 2011                       15,810,966
                                 2012                        3,402,484
                                 2013                        2,781,458
                  2014 and thereafter                        4,465,498
                                                          ------------
                                                          $ 79,760,761
                                                          ============


NOTE 9 - CUSTOMER REPURCHASE AGREEMENTS

         Customer repurchase agreements consist of the following:

                                                            December 31,
                                                            ------------
                                                       2009             2008
                                                       ----             ----
Sweep accounts .............................        $  587,802        $1,432,619
Retail repurchase agreements ...............         2,669,200         3,150,000
                                                    ----------        ----------
                                                    $3,257,002        $4,582,619
                                                    ==========        ==========

         The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2009, the Bank had six retail repurchase agreements that mature in 2010. Securities issued by government sponsored enterprises with an amortized cost of $3,262,097 and $5,644,221 (fair value of $3,276,795 and $5,905,715) were pledged as collateral for the sweep accounts and repurchase agreements, at December 31, 2009 and 2008, respectively.

NOTE 10 -  BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

         At December 31, 2009 and 2008, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank's assets. Funds borrowed from the FHLB are collateralized by a lien on certain of the Bank's available for sale securities and loans. At December 31, the Bank had advances outstanding as follows:

                           December 31,
                           ------------
                      2009           2008        Interest Rate     Maturity Date              Terms
                      ----           ----        -------------     -------------              -----
                   $3,000,000     $         -        1.07%              1/10/2011           Fixed rate
                            -       3,500,000         .46               1/14/2009      Variable rate credit
                    1,500,000       1,500,000        2.73               3/16/2010           Fixed rate
                    1,500,000       1,500,000        2.84               9/16/2010           Fixed rate
                    1,000,000       1,000,000        2.72               1/25/2011           Fixed rate
                      177,778         222,222        4.49              12/01/2013      Fixed rate, amortizing
                      168,519         207,408        4.89               4/14/2014      Fixed rate, amortizing
                      396,875         464,375        4.78               7/27/2015      Fixed rate, amortizing
                    2,000,000       2,000,000        3.52               1/16/2018      Fixed rate, convertible
                   ----------     -----------

                   $9,743,172     $10,394,005
                   ==========     ===========


         The Company's convertible advance from the FHLB is convertible to a variable rate instrument at the option of the FHLB on January 16, 2013. During 2009 the highest balance as of any month end for borrowings from the FHLB was $9.8 million. The average rate paid on advances during 2009 was 2.78%. The average balance of FHLB advances for 2009 was $8.6 million. During 2008, the highest balance as of any month end for borrowings from the FHLB was $10.4 million. The average rate paid on advances during 2008 was 3.28%. The average balance of FHLB advances for 2008 was $7.0 million.

NOTE 11 - BROKER REPURCHASE AGREEMENTS

         Broker repurchase agreements consist of two separate borrowings totaling $5.0 million. These borrowings carry fixed rates of interest with call features. The agreements mature as follows: $3.0 million maturing on January 15, 2015, callable by the broker quarterly after January 15, 2012, and $2.0 million maturing on January 15, 2013, callable by the broker quarterly, beginning January 10, 2010. Securities with fair value of $6.0 million and amortized cost of $5.7 million collateralize the agreements. During 2009 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2009 was $5.0 million. The average rate paid on broker repurchase agreements during 2009 was 3.53%. During 2008 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2008 was $4,836,066. The average rate paid on broker repurchase agreements during 2008 was 3.53%.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

         The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2009, there was no litigation pending other than foreclosure actions initiated by the Bank.

         The Company expects to enter into a five-year contract with a data, item, and ATM processing service. Minimum monthly costs for these services are currently approximately $20,000. Minimum monthly costs are not expected to increase substantially under the new contract. Volume-related costs may increase as volume increases.

         The Company has signed change of control agreements with three of its executive officers. These agreements provide for various payments to the executives in the event of a change in control of the Company.

         From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2009 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

         Refer to Note 16 concerning financial instruments with off balance sheet risk.

NOTE 13 - LINES OF CREDIT

         At December 31, 2009, the Bank had lines of credit to purchase federal funds totaling $4,100,000 from unrelated banks. One line is a collateralized line and the other is an uncollateralized line. The interest rate varies daily. These lines of credit are available on a short-term basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option. There were no balances outstanding under these lines as of December 31, 2009. $1.8 million was outstanding on a line of credit at December 31, 2008.

NOTE 14 - INCOME TAXES

         The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

                                                                                  Year ended December 31,
                                                                                  -----------------------
                                                                  2009                        2008                     2007
                                                                  -----                       ----                     ----
Tax expense (benefit) at statutory rate ...........   $(741,544)         (34)%   $  70,623           34%    $ 823,815           34%
Increase (decrease) in taxes resulting from:
     State income taxes, net of federal benefit ...           -            -         7,789            4        48,471            2
     Tax-exempt investments .......................     (78,845)          (5)      (75,249)         (36)      (31,835)          (1)
     Increase in cash value of life insurance .....     (23,849)          (2)      (24,171)         (12)      (23,277)          (1)
     Other ........................................      24,501            2         3,408            2        (6,942)          (1)
                                                      ---------          ---     ---------          ---     ---------          ---
Income tax provision ..............................   $(819,737)         (39)%   $ (17,600)          (8)%   $ 810,232           33%
                                                      =========          ===     =========          ===     =========          ===

         The income tax effects of cumulative temporary differences at December 31, 2009 and 2008 are as follows:

                                                                                                          2009                2008
                                                                                                          ----                ----
Deferred tax assets:
        Allowance for loan losses ........................................................             $704,559             $513,045
        Other than temporary impairment ..................................................                    -              312,210
        Stock based compensation .........................................................               37,036               22,627
        Other ............................................................................              148,957               25,921
                                                                                                       --------             --------
                                                                                                        890,552              873,803
                                                                                                       --------             --------
Deferred tax liabilities:
        Unrealized net gain on securities available for sale .............................               82,739               24,577
        Depreciation .....................................................................               68,414               82,658
        Prepaid expenses .................................................................               25,531               32,401
                                                                                                       --------             --------
                                                                                                        176,684              139,636
                                                                                                       --------             --------
               Net deferred tax asset ....................................................             $713,868             $734,167
                                                                                                       ========             ========

         The net deferred taxes are included in other assets in the consolidated balance sheets. Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2009 and 2008, no valuation allowance was deemed necessary.

         The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                  2009                  2008                 2007
                                                                                  ----                  ----                 ----
Income taxes currently payable (receivable) .......................            $(781,874)            $ 436,176             $ 805,724
Deferred income tax provision (benefit) ...........................              (37,863)             (453,776)                4,508
                                                                               ---------             ---------             ---------
        Income tax provision (benefit) ............................            $(819,737)            $ (17,600)            $ 810,232
                                                                               =========             =========             =========

         The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 15 - RELATED PARTY TRANSACTIONS

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

         A  summary  of  loan  transactions  with  directors,   including  their
affiliates, and executive officers is as follows:

                                                                                          Year ended December 31,
                                                                                          -----------------------
                                                                             2009                   2008                    2007
                                                                             ----                   ----                    ----
Balance, beginning of year .................................            $ 5,958,663             $ 6,443,949             $ 5,835,997
New loans or lines of credit ...............................              2,588,627               1,272,822               4,470,962
Payments on loans or lines of credit .......................               (908,891)             (1,758,108)             (3,863,010)
                                                                        -----------             -----------             -----------
Balance, end of year .......................................            $ 7,638,399             $ 5,958,663             $ 6,443,949
                                                                        ===========             ===========             ===========

         Deposits by directors, executive officers, and their related interests, at December 31, 2009 and 2008 were $2,306,089 and $2,911,291, respectively.

NOTE 16 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

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

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2009 and 2008, unfunded commitments to extend credit were $17.6 million and $21.9 million, respectively, and outstanding letters of credit were approximately $660,000 and $1.1 million, respectively. At December 31, 2009, the unfunded commitments consisted of $17.3 million at variable rates and $304,600 at fixed rates with $10.4 million expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

         Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing, and were immaterial in 2009 and 2008.

         The Bank offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2009. The Bank expects that much of this capacity will not be utilized. During 2009 the average balance of total demand deposit overdrafts was $20,177.


NOTE 17 - EMPLOYEE BENEFIT PLAN

         The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2009, 2008, and 2007 amounted to $53,458, $54,828, and $47,934, respectively.

NOTE 18 - STOCK OPTION PLANS

         In 1999, the Board of Directors awarded options (the "Organizers' Options") to purchase 4,000 shares of the Company's common stock to each of the organizing directors of the Company and the Bank (an aggregate of 40,000 shares). These options had an exercise price of $10.00 per share and became exercisable in one-third increments each year beginning on December 14, 2000. The Organizers' Options were set to expire ten years from the date of grant, unless they terminated sooner as a result of the holder's ceasing to be a director. Pursuant to the option agreements as further discussed below, the total number of such options outstanding and the exercise price was adjusted as a result of the stock dividends discussed in Note 19 below. During 2009 options to purchase 14,172 shares of the Company's common stock were exercised at an exercise price of $5.84 per share. As of December 14, 2009, the remaining unexercised Organizers' Options expired.

         In 2003, the Company's shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the "2003 Plan"), which reserved 125,000 shares of the Company's common stock for issuance upon exercise of options. Pursuant to the 2003 Plan as further discussed below, the number of shares reserved for issuance has been increased to 192,162 shares as a result of the 10% stock dividends declared from 2004 to 2007 and a 5% stock dividend in 2009 as discussed in Note 19 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors or by a Committee of Directors designated by the Board at an exercise price equal to the fair market value of the Company's common stock on the date of grant. During 2009, 15,600 options to purchase common shares were granted and none were exercised. During 2009, 3,866 options that fully vested in 2008 were forfeited. As of December 31, 2009, 106,255 options to purchase common shares remain outstanding under the 2003 Plan. See Note 1 for more information.

         A summary of the activity in the plans is presented below:

                                                                              Weighted Average        Aggregate
                                                             Shares           Exercise Price(1)    Intrinsic Value(2)
                                                             ------           -----------------    ------------------

Outstanding at December 31, 2006 .......................     123,516                 $8.19
                                                             -------
Granted (3) ............................................      32,383                  8.98
Exercised ..............................................     (27,306)                 6.43
Forfeited or expired ...................................      (1,320)                10.62
                                                              -------
Outstanding at December 31, 2007 .......................     127,273                  8.74
Granted ................................................      19,200                 11.90
Exercised ..............................................      (8,396)                 9.29
Forfeited or expired ...................................      (6,265)                12.20
                                                              -------
Outstanding at December 31, 2008 .......................     131,812                  9.46

Granted (3) ............................................      22,241                  9.45
Exercised ..............................................     (14,172)                 5.64
Forfeited or expired ...................................     (33,626)                 6.39
                                                             -------
Outstanding at December 31, 2009 .......................     106,255                 10.49
                                                             =======


Options exercisable at end of year .....................      59,254                  9.82                $     -

Shares available for grant .............................      59,487

(1) The weighted average exercise price has been adjusted to reflect 10% stock dividends declared by the Company's Board of Directors annually from 2002 through 2007 and a 5% stock dividend declared by the Company's Board of Directors in 2009.
(2) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option). At December 31, 2009 the amount represents the value that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of the Company's common stock. At December 31, 2009 the OTCBB quoted price was $4.10. Therefore, none of the Company's options had intrinsic value as of that date.
(3) Granted options include new grants as well as adjustments of previous grants as a result of 10% stock dividends declared by the Company's Board of Directors annually from 2002 through 2007 and a 5% stock dividend in 2009.

         Options granted after 2005 vest over a five-year period, according to the option agreements. All options granted prior to 2006 have fully vested. The weighted average life of options outstanding was 6.39 years and 5.03 years at December 31, 2009 and 2008, respectively. Expense related to stock based compensation recorded in the accompanying consolidated statements of income
(loss) was $72,464,  $56,172,  and $40,797 for the years ended 2009,  2008,  and
2007, respectively. There were 38,911 non-vested options outstanding (estimated fair value of $234,926) at the beginning of 2009. During 2009, 9,746 options vested (estimated fair value of $59,787), and 15,600 options were granted (estimated fair value of $81,432). After giving effect to the five percent stock dividend declared in 2009, at December 31, 2009, 47,001 non-vested options (estimated fair value of $265,606) were outstanding.

NOTE 19 - DIVIDENDS

         The Company paid a 5% stock dividend in 2009 to shareholders of record on May 12, 2009. The Company paid cash dividends of $597,471 in May 2008. No other cash dividends have been paid. The Company's payment of cash dividends is within the discretion of its Board of Directors, and is dependent on the Company's receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 8, 2007, May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003 and on April 30, 2002.

NOTE 20 - REGULATORY MATTERS

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to adjusted total assets ("Tier 1 leverage ratio"). Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 2009, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                             To be well capitalized
                                                                                         For capital         under prompt corrective
                                                                                      adequacy purposes         action provisions
                                                                    Actual                 Minimum                   Minimum
                                                                    ------                 -------                   -------
                                                                                   (Dollars in thousands)
                                                              Amount       Ratio       Amount        Ratio     Amount         Ratio
                                                              ------       -----       ------        -----     ------         -----
As of December 31, 2009
Total Capital (to risk weighted assets) ...............       $19,730        12.8%     $12,366        8.0%     $15,458        10.0%
Tier 1 Capital (to risk weighted assets) ..............        17,788        11.5        6,183        4.0        9,274         6.0
Tier 1 leverage ratio .................................        17,788         9.2        7,702        4.0        9,627         5.0

As of December 31, 2008
Total Capital (to risk weighted assets) ...............       $20,366        14.4%     $11,314        8.0%     $14,144        10.0%
Tier 1 Capital (to risk weighted assets) ..............        18,667        13.2        5,657        4.0        8,486         6.0
Tier 1 leverage ratio .................................        18,667        12.1        6,161        4.0        7,702         5.0

         The Company is also subject to capital adequacy guidelines established by the Reserve Bank, which establish the minimum ratios for capital adequacy as they apply to the Bank. For 2009 and 2008, the Company's capital amounts and ratios were at least as great as shown above for the Bank.

         Because the Bank had a relatively high level of nonperforming assets at December 31, 2009 and recorded a substantial loss for 2009, the OCC may require the Bank to maintain capital ratios in excess of those shown to be well capitalized in the table above. The OCC may also seek the Bank's agreement to take other specified actions intended to reduce the risks faced by the Bank. The OCC has the authority to enforce such an agreement with various regulatory actions.

NOTE 21 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of the Company's financial instruments were as follows:

                                                                                            December 31,
                                                                                            ------------
                                                                                 2009                             2008
                                                                                 ----                             ----
                                                                    Carrying             Fair           Carrying           Fair
                                                                     Amount             Value            Amount            Value
                                                                     ------             -----            ------            -----
Financial Assets
      Cash and due from banks ..............................      $  4,369,596      $  4,369,596      $  3,820,227      $  3,820,227
      Federal funds sold ...................................         1,670,000         1,670,000           140,000           140,000
      Investment securities ................................        30,044,193        30,044,193        20,790,754        20,790,754
      Loans, gross .........................................       137,763,251       139,365,487       131,181,693       132,967,973
      Cash surrender value of life insurance policies ......         1,838,663         1,838,663         1,768,520         1,768,520
Financial Liabilities
      Deposits .............................................       152,381,274       150,540,716       122,581,574       122,334,482
      Fed Funds purchased and customer sweeps ..............           587,802           587,802         3,242,619         3,242,619
      Customer repurchase agreements .......................         2,669,200         2,766,397         3,150,000         3,235,288
      Borrowings from FHLB .................................         9,743,172         9,925,595        10,394,005        10,581,424
      Broker repurchase agreements .........................         5,000,000         5,182,105         5,000,000         5,135,404

         The Company adopted a new accounting standard on January 1, 2008 which requires disclosure of the levels of inputs used in determining fair value of the Company's assets measured at fair value, including available for sale securities and other real estate owned. The table below presents the balances of assets measured at fair value on a recurring or nonrecurring basis by level within the hierarchy of inputs that may be used to measure fair value.

                                                                                         December 31,2009
                                                                                         ----------------
                                                                 Total              Level 1            Level 2            Level 3
                                                                 -----              -------            -------             -------
Investment securities, recurring ....................         $30,044,193         $22,552,129         $6,350,014         $ 1,142,050
                                                              ===========         ===========         ==========         ===========
Other real estate owned, nonrecurring ...............         $ 6,712,945         $         -         $        -         $ 6,712,948
                                                              ===========         ===========         ==========         ===========
Impaired loans, nonrecurring ........................         $13,793,781         $         -         $        -         $13,793,781
                                                              ===========         ===========         ==========         ===========
                                                                                         December 31, 2008
                                                                                         -----------------
Investment securities, recurring ....................         $20,790,754         $13,604,839         $6,071,765         $ 1,114,150
                                                              ===========         ===========         ==========         ===========
Other real estate owned, nonrecurring ...............         $   575,000         $         -         $        -         $   575,000
                                                              ===========         ===========         ==========         ===========
Impaired loans, nonrecurring ........................         $ 2,357,610         $         -         $        -         $ 2,357,610
                                                              ===========         ===========         ==========         ===========

NOTE 22 - PARENT COMPANY INFORMATION

         Following is condensed financial information of Cornerstone Bancorp (parent company only):

Condensed Balance Sheets
                                                              December 31,
                                                              ------------
                                                           2009           2008
                                                           ----           ----
Assets
      Cash and interest bearing deposits ...........   $    94,502   $   371,668
      Investment in subsidiary .....................    17,949,044    18,770,624
      Other assets .................................         9,720         9,005
                                                       -----------   -----------
        Total Assets ...............................   $18,053,266   $19,151,297
                                                       ===========   ===========
Liabilities And Shareholders' Equity
      Accrued expenses .............................   $    13,861   $    14,350
      Shareholders' equity .........................    18,039,405    19,136,947
                                                       -----------   -----------
        Total Liabilities and Shareholders' Equity .   $18,053,266   $19,151,297
                                                       ===========   ===========

                                                                     (Continued)

Condensed Statements Of Income

                                                                                              Year ended December 31,
                                                                                              -----------------------
                                                                                   2009                2008                 2007
                                                                                   ----                ----                ----
Income
     Interest .......................................................         $     4,645          $    19,117          $    35,893

Expenses
     Sundry .........................................................              58,893               56,063               55,164
                                                                              -----------          -----------          -----------
          Loss before equity in undistributed net
               income (loss) of bank subsidiary .....................             (54,248)             (36,946)             (19,271)

          Equity in undistributed net income (loss) of
               subsidiary ...........................................          (1,307,026)             262,262            1,632,024
                                                                              -----------          -----------          -----------
       Net income (loss) ............................................         $(1,361,274)         $   225,316          $ 1,612,753
                                                                              ===========          ===========          ===========

Condensed Statements Of Cash Flows

                                                                                              Year ended December 31,
                                                                                              -----------------------
                                                                                    2009                2008                2007
                                                                                    ----                ----                ----
Operating Activities
    Net income (loss) ..................................................        $(1,361,274)        $   225,316         $ 1,612,753
         Adjustments to reconcile net income to net cash
             provided by (used for) operating activities
         Equity in undistributed net (income) loss of
             subsidiary ................................................          1,307,026            (262,262)         (1,632,024)
         Decrease (increase) in other assets ...........................               (715)                  2              62,476
         Increase (decrease) in accrued expenses .......................               (489)                343              (7,697)
                                                                                -----------         -----------         -----------
                   Net cash used for operating activities ..............            (55,452)            (36,601)             35,508
                                                                                -----------         -----------         -----------
Investing Activities
    Investment in bank subsidiary ......................................           (299,999)                  -             (70,000)
                                                                                -----------         -----------         -----------
Financing Activities
       Cash dividend paid ..............................................                  -            (597,471)                  -
       Cash paid in lieu of fractional shares ..........................             (1,715)                  -              (2,231)
       Exercise of stock options, net of tax ...........................             80,000              81,833             184,439
                                                                                -----------         -----------         -----------
                   Net cash provided (used) by financing
                      activities .......................................             78,285            (515,638)            182,208
                                                                                -----------         -----------         -----------
           Net increase (decrease) in cash .............................           (277,166)           (552,239)            147,716
Cash, beginning of year ................................................            371,668             923,907             776,191
                                                                                -----------         -----------         -----------
Cash, end of year ......................................................        $    94,502         $   371,668         $   923,907
                                                                                ===========         ===========         ===========

NOTE 23 - EVALUATION OF SUBSEQUENT EVENTS

         In accordance with FASB ASC 855, "Subsequent Events," issued in May 2009 and effective for periods ending after June 15, 2009, management performed an evaluation to determine whether or not there have been any subsequent events since the balance sheet date.