Form 10-K, Exhibit 13
period 2010-12-31
CORNERSTONE BANCORP/SC
filed 2011-03-30
CIK 1087455

EXHIBIT 13

Portions of Cornerstone Bancorp
2010 Annual Report to Shareholders
Incorporated by Reference into 2010 Form 10-K

CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

Statements included in this report which are not historical in nature are intended to be, and are hereby identified as “forward looking statements” for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “should,” “could,” “would,” “assume,” “indicate,” “contemplate,” “seek,” “target,” “potential,” and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company’s new offices, future business prospects, revenues, working capital, adequacy of the allowance for loan losses, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors identified in this report, among others, and other risks and factors identified from time to time in the Company’s other reports filed with the Securities and Exchange Commission.

These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning the Company’s future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that the Company is a relatively new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

•	future economic and business conditions;

•	the Company’s growth and ability to maintain growth;

•	governmental monetary and fiscal policies;

•	legislative changes;

•	actions taken by regulatory authorities;

•	the effect of interest rate changes on our level, costs and composition of deposits, loan demand, and the values of our loan collateral, securities, and interest sensitive assets and liabilities;

•
the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer, and/or the Internet;

•	credit risks;

•	higher than anticipated levels of defaults on loans;

•	perceptions by depositors about the safety of deposits;

•	failure of our customers to repay loans;

•	failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans;

•
the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations, and the risk of failure to achieve expected gains, revenue growth and/or expense savings;

•	the effect of agreements with regulatory authorities, which restrict various activities and impose additional administrative requirements without commensurate benefits;

•	changes in requirements of regulatory authorities;

•	changes in accounting policies, rules, and practices;

•	cost and difficulty of implementing changes in technology or products;

•	loss of consumer confidence and economic disruptions resulting from terrorist activities;

•	ability to weather the current economic downturn;

•	loss of consumer or investor confidence; and

•	other factors and information described in this report and in any of the other reports we file with the Securities and Exchange Commission under the Securities Act of 1934.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

WEBSITE REFERENCES

References to the Bank’s website included in, or incorporated by reference into, this report are for information purposes only, and are not intended to incorporate the website by reference into this report.

BUSINESS OF THE COMPANY

Cornerstone Bancorp (the “Company”) is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the “Bank”). The Bank commenced business in 1999, and conducts a general banking business from three offices in the Easley area of Pickens County, in the Berea area of Greenville County, and in the Powdersville area of Anderson County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. (“Crescent”), which is an insurance agency that has not yet engaged in any significant operations.

Services of the Bank

Deposits

The Bank offers the full range of deposit services typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, retirement accounts (including Individual Retirement Accounts), and savings and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive with those offered by other institutions in the area. All deposit accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the maximum amount permitted by law. The Bank solicits these accounts from individuals, businesses, associations and organizations, and government authorities.

Lending Activities

The Bank offers a range of lending services, including commercial loans, consumer loans, and real estate mortgage loans. To address the risks inherent in making loans, management maintains an allowance for loan losses based on, among other things, an evaluation of the Bank’s loan loss experience, management’s experience at other financial institutions in the market area, peer data, the amount of and trends in past due and nonperforming loans, current economic conditions and the values of loan collateral. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and specific loans. However, because there are certain risks that cannot be precisely quantified, management’s judgment of the allowance is necessarily approximate and imprecise. The adequacy and methodology of the allowance for loan losses is also subject to regulatory examination.

Real Estate Loans

One of the primary components of the Bank’s loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of short to mid-term commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans).  Interest rates may be fixed or adjustable and the Bank frequently charges an origination fee. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio at origination, established by independent appraisals, does not exceed 80%. In addition, the Bank generally requires personal guarantees of the principal owners of the property. The loan-to-value ratio at origination for first and second mortgage loans generally does not exceed 80%, and for construction loans, generally does not exceed 75% of cost. The Bank employs a reappraisal policy to routinely monitor real estate collateral values on real estate loans where the repayment is dependent on sale of the collateral. In addition, in an effort to control interest rate risk, long term residential mortgages are not originated for the Bank’s portfolio.

The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the borrowers. The ability of a borrower to repay a real estate loan depends upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, and the developer’s personal obligations under the loan are typically limited. In the case of a real estate purchase loan that is not fully amortized, the borrower may be unable to repay the loan at the end of the loan term and thus may be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of the inability to refinance the loan. Each of these factors increases the risk of nonpayment by the borrower.

In 2007, the Company increased real estate construction loans approximately 60%. This segment of the Bank’s business is managed in specific ways in order to minimize the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and arrange for third-party inspections of completed work prior to issuing additional construction loan draws. As a result of the real estate crisis in the Bank’s markets in 2009, the Bank tightened underwriting standards. The Bank’s loan policy now contains specific minimum net worth requirements for borrowers, minimum debt coverage ratios, and for loans to construct single family residential properties, written contracts with the end purchaser that contain significant consequences to the purchaser for terminating the contract.

The Bank faces additional credit risks to the extent that it engages in making adjustable rate mortgage loans (“ARMs”). In the case of an ARM, as interest rates increase, the borrower’s required payments increase, thus increasing the potential for default. The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates.

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

The risks associated with commercial loans vary with many economic factors, including the economy in the Bank’s market areas. The well-established banks in the Bank’s market areas make proportionately more loans to medium- to large-sized businesses than the Bank makes. Many of the Bank’s commercial loans are made to small- to medium-sized businesses, which typically are not only smaller, but also have shorter operating histories and less sophisticated record keeping systems than larger entities. As a result, these smaller entities may be less able to withstand adverse competitive, economic and financial conditions than larger borrowers. In addition, because payments on loans secured by commercial property generally depend to a large degree on the results of operations and management of the properties, repayment of such loans may be subject, to a greater extent than other loans, to adverse conditions in the real estate market or the economy.

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

Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower’s continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, the Bank cannot predict the extent to which the borrower’s ability to pay, and the value of the security, will be affected by prevailing economic and other conditions.

Other Services

The Bank participates in a regional network of automated teller machines that may be used by Bank customers in major cities throughout the Southeast. The Bank offers both VISA and MasterCard brands of credit and debit cards together with related lines of credit. The lines of credit may be used for overdraft protection as well as pre-authorized credit for personal purchases and expenses. Credit cards are underwritten and funded by a third party provider. The Bank also provides stored value cards, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but does not currently provide international or trust banking services, other than foreign currency exchange through a correspondent bank. The Bank offers an Internet banking product accessible via the Bank’s custom website at www.cornerstonenationalbank.com. The interactive banking product includes an electronic bill payment service that allows customers to make scheduled and/or recurring bill payments electronically. The Bank also offers remote check deposit services to commercial and small business customers. The Bank offers merchant and other business related services to its commercial customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following information describes various financial aspects of the Bank's business. This information should be read in conjunction with the consolidated financial statements of the Company, which appear elsewhere in this document, and the Company’s Form 10-K, filed with the Securities and Exchange Commission.

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

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the sections “Allowance for Loan Losses,” “Potential Problem Loans,” “Impaired Loans” and note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Management also believes that current economic conditions have added complexity to the process involved in evaluating other-than-temporary-impairment (“OTTI”) of the Company’s debt securities. The process of determining OTTI is inherently judgmental, involving the weighing of positive and negative factors and evidence that may be objective or subjective. In the current environment, the factors that must be evaluated are numerous, and changing rapidly, making the evaluation more difficult.

Effect of Economic Trends

Problems in the economy over the last two years have adversely impacted the ability of some borrowers to repay their loans. Although the Company’s market area has not experienced the negative effects of the recession and declines in real estate markets to the same extent as some other markets in the country, these factors have had a significant effect on our operations as evidenced by the increases in our potential problem loans, charge-offs, nonaccrual loans and real estate owned. The majority of problem loans in 2010 were real estate loans. These loans were often collateralized by newly constructed homes or undeveloped land, and those foreclosed were foreclosed on after real estate sales in the Company’s market area decreased significantly beginning in the summer of 2008. Borrowers were generally builders and developers who did not have the cash flow required to support the level of inventory financed with area banks. The process of foreclosure in South Carolina is lengthy and expensive. The impact of foregone interest on nonaccruing loans in the process of foreclosure combined with attorney’s fees, property taxes, and costs to sell repossessed property negatively impacted the Company’s income in 2009 and 2010. The residential market for single family homes in South Carolina has approximately fourteen months of inventory. This inventory will take time for the market to absorb and the Company expects to continue through 2011 and into 2012 with elevated other real estate owned balances. In addition, the real estate and construction industries have been significant employers in the past in South Carolina, and activity in these industries is not expected to return to pre-2008 levels in 2011 or the foreseeable future. South Carolina is currently looking to other industries to provide job creation and economic prosperity in the State.

The current outlook for the national economy in the United States (“U.S.”) is cautiously optimistic. Throughout 2010 the economy showed mixed signs of recovery, and high unemployment levels persist. The Company expects slow improvement in 2011 in its market areas.

Governmental Response to the Financial Crisis

During the fourth quarter of 2008 and continuing throughout 2009 the FDIC, the Federal Reserve, the Department of the Treasury and Congress took a number of actions designed to alleviate or correct mounting problems in the financial services industry.  A number of these initiatives were directly applicable to community banks.

Congress enacted the Emergency Economic Stabilization Act of 2008 which, among other things, temporarily increased the maximum amount of FDIC deposit insurance from $100,000 to $250,000 (which increase was made permanent by the Dodd-Frank Act discussed below), and created a Troubled Assets Relief Program (“TARP”) administered by Treasury.  In October, 2008, Treasury announced a Capital Purchase Program (“CPP”) under TARP to increase the capital of healthy banks.  Under the CPP, Treasury would purchase preferred stock with warrants from qualified banks and bank holding companies in an amount up to 3% of the seller’s risk-weighed assets as of September 30, 2008.  Institutions wishing to participate in the CPP were required to file an application with their principal federal regulators.  The Company filed such an application and received preliminary approval to sell preferred stock to the Treasury, but ultimately elected not to participate in the CPP because of (i) the cost of the preferred stock, (ii) the open-ended administrative burdens associated with the preferred stock, including having to agree to allow Treasury to amend unilaterally the stock purchase agreement to comply with subsequent changes in applicable federal statutes, (iii) the fact that the Company and the Bank were already well capitalized under regulatory guidelines and expected to continue to be so, and (iv) management’s belief that other sources of capital were, and would continue to be, available should additional capital be needed.

An unfortunate consequence of the difficulties that have beset the banking industry in the past few years has been a large increase in bank failures, which has led to substantial claims being made against the FDIC’s Deposit Insurance Fund.  That, in turn, has caused a substantial increase in deposit insurance assessments by the FDIC.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which significantly changes the regulation of financial institutions and the financial services industry.  The Dodd-Frank Act will have extensive effects on all financial institutions, and includes provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.  Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies.  The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks.  Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting originator compensation, minimum repayment standards, and pre-payments.

The Dodd-Frank Act requires regulatory agencies  to implement new regulations that will establish the parameters of the new regulatory framework and provide a clearer understanding of the legislation’s effect on banks.  We are in the process of evaluating this new legislation and determining the impact it will have on our current and future operations.  However, the manner and degree to which it affects our business will be significantly impacted by the implementing regulations that are ultimately adopted.  Accordingly, at the present time we cannot fully assess the impact that the act will have on us, though we are confident it will increase our cost of doing business and the time spent by management on regulatory compliance matters.

Legislative Proposals

Additional governmental efforts to ameliorate the problems afflicting the banking industry have been adopted or proposed, or are being considered by Congress, the South Carolina legislature, and various governmental entities.  The Company is presently unable to predict the impact of any such changes, although it appears that they are likely to increase operating expenses in the near term without creating completely offsetting benefits.

Fiscal and Monetary Policy

Banking is a business that depends largely on interest rate differentials.  In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings.  Thus, the earnings and growth of the Company and the Bank are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits.  The nature and timing of any changes in such policies and their impact on the Company and the Bank cannot be predicted.

Earnings Performance

The Company reported a loss of $497,767 or $.24 per common share for the year ended December 31, 2010 compared to a loss of $1,361,274, or $.62 per common share, for the year ended December 31, 2009. The Company earned $225,316 in 2008, or $.10 per basic and diluted common share. The Company’s loss decreased in 2010, but the Company’s earnings did not return to pre-crisis levels. Foreclosure and holding costs associated with repossession of the underlying collateral on nonperforming loans were significant. The Company’s net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) increased to approximately $5.1 million from $4.6 million in 2009 as compared to $5.3 million in 2008. The Company had noninterest income of approximately $1,068,700 in 2010 compared to $1,210,100 in 2009 and $61,000 in 2008. Noninterest income for 2008 included an other-than-temporary-loss on an investment in FNMA preferred stock. The Company provided $1.26 million, $2.96 million, and $815,000 to the allowance for loan losses in 2010, 2009, and 2008, respectively, and had other operating expenses of $5.8 million in 2010, $5.1 million in 2009, and $4.3 million in 2008.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and the relative funding of these assets. Due to the fact that the Bank’s and therefore, the Company’s, assets are largely monetary in nature, material changes in interest rates can have a material impact on the Bank’s net interest income. The Company and the Bank monitor the Bank’s assets and liabilities and the interest sensitivity of these assets and liabilities using various tools, including models which attempt to calculate the impact on the Bank’s net interest margin as interest rates change. However, these models, as well as the tables included here, employ assumptions about the Bank’s interest sensitive assets and liabilities which may or may not prove to be accurate. Such assumptions include, but are not limited to, repayment patterns of borrowers, calls of securities, and unscheduled redemptions of certificates of deposit. The tables on the following pages include historical analyses of yields earned and rates paid on interest sensitive assets and liabilities, the effects of changes in the volume and relative mix of interest sensitive assets and liabilities, the effect of changes in interest rates, and the ratio of assets and liabilities repricing over specific time horizons. While the Company’s and the Bank’s management cannot predict the timing and extent of changes in interest rates, they do attempt to manage the Bank’s interest rate sensitivity to enable the Company to react to protect the Company’s earnings stream throughout various interest rate cycles.

For the years ended December 31, 2010, 2009, and 2008, net interest income was $5.1 million, $4.6 million, and $5.3 million, respectively. The increase in 2010 from 2009 is attributable to a lower total cost of funds. The improvement was partially offset by decreases in yields on investments and decreases in the volume of loans (see “Rate/Volume Analysis of Net Interest Income” below). In 2010 total average interest earning assets decreased to $169.0 million from $171.7 million in 2009. Average yields on interest earning assets decreased slightly from 4.68% in 2009 to 4.64% in 2010. The Bank was able to increase yields on the loan portfolio as loans renewed, increasing yields to 5.37% from 5.07% in 2009. However, the increase was somewhat offset by nonaccruing loans and lower balances.  In 2009, total average interest earning assets increased to $171.7 million from $141.2 million in 2008. The average yield on interest earning assets decreased 177 basis points to 4.68% in 2009 compared to 6.45% in 2008. The average cost of interest bearing liabilities decreased 87 basis points to 2.25% from 3.12% in 2008. In 2010 the margin rebounded somewhat from decreases in the past several quarters. The net margin for 2010 was 2.87%, an increase of 44 basis points from 2009 and the spread increased to 3.02% in 2010 from 2.69% in 2009.

The tables, "Average Balances, Yields and Rates," provide a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2010, 2009, and 2008.

Average Balances, Yields and Rates
(Dollars in thousands)

	Year ended December 31, 2010			Year ended December 31, 2009
	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)
Assets
Securities	$27,021	$916	3.39%	$23,652	$1,026	4.34%
Federal Funds Sold	13,349	19	.14%	9,994	16	.16%
Loans (3), (4)	128,651	6,913	5.37%	138,066	6,998	5.07%
Total interest earning assets	169,021	7,848	4.64%	171,712	8,040	4.68%
Cash and due from banks, non-interest bearing	799			1,187
Allowance for loan losses	(2,690)			(1,982)
Premises and equipment	5,248			5,424
Cash surrender value of life insurance policies	1,872			1,801
Other real estate owned	8,079			2,402
Other assets	3,091			2,308
Total assets	$185,420			$182,852

Liabilities and shareholders' equity
Interest bearing liabilities:
Interest bearing transaction accounts	$12,887	59	.46%	$13,169	75	.57%
Savings and money market	50,451	753	1.49%	34,936	657	1.88%
Time deposits	75,635	1,519	2.01%	86,435	2,199	2.54%

Total interest bearing deposits	138,973	2,331	1.68%	134,540	2,931	2.18%
Federal Funds purchased and customer repurchase agreements	2,864	38	1.33%	3,842	78	2.04%
FHLB advances	8,033	201	2.50%	8,559	238	2.78%
Broker repurchase agreements	5,000	177	3.54%	5,000	177	3.53%
Total interest bearing liabilities	154,870	2,747	1.77%	151,941	3,424	2.25%
Noninterest bearing demand deposits and other liabilities	12,271			11,941
Shareholders' equity	18,279			18,970
Total liabilities and shareholders' equity	$185,420			$182,852
Interest rate spread (5)			2.87%			2.43%
Net interest income and net yield on earning assets(6)		$5,101	3.02%		$4,616	2.69%
Interest free funds supporting earning assets (7)	$14,151			$19,771

(1)   Average balances of interest-earning assets and interest-bearing liabilities calculated based on a daily basis.
(2)
Calculated based on the number of days in the year that each type of asset or liability was in existence. Yield calculated on a pre-tax basis. The estimated tax equivalent yield on securities was 3.80% in 2010 and 4.81% in 2009.

(3)	Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4)	Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is $91,712 and $236,777 in 2010 and 2009, respectively.
(5)	Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6)	Net interest income divided by total interest earning assets.
(7)	Total interest earning assets less total interest bearing liabilities.

Average Balances, Yields and Rates
(Dollars in thousands)

	Year ended December 31, 2009			Year ended December 31, 2008
	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)
Assets
Securities	$23,652	$1,026	4.34%	$22,607	$1,161	5.14%
Federal Funds Sold	9,994	16	.16%	3,429	92	2.68%
Loans (3), (4)	138,066	6,998	5.07%	115,162	7,849	6.82%
Total interest earning assets	171,712	8,040	4.68%	141,198	9,102	6.45%
Cash and due from banks	1,187			3,624
Allowance for loan losses	(1,982)			(1,394)
Premises and equipment	5,424			5,687
Cash surrender value of life insurance policies	1,801			1,731
Other real estate owned	2,402			372
Other assets	2,308			1,489
Total assets	$182,852			$152,707

Liabilities and shareholders' equity
Interest bearing liabilities:
Interest bearing transaction accounts	$13,169	75	.57%	$13,502	125	.92%
Savings and money market	34,936	657	1.88%	14,994	296	1.98%
Time deposits	86,435	2,199	2.54%	76,234	2,808	3.68%

Total interest bearing deposits	134,540	2,931	2.18%	104,730	3,229	3.08%
Federal Funds purchased and customer repurchase agreements	3,842	78	2.04%	5,351	170	3.18%
FHLB advances	8,559	238	2.78%	6,955	228	3.28%
Broker repurchase agreements	5,000	177	3.53%	4,836	171	3.53%
Total interest bearing liabilities	151,941	3,424	2.25%	121,872	3,798	3.12%
Noninterest bearing demand deposits and other liabilities	11,941			11,466
Shareholders' equity	18,970			19,369
Total liabilities and shareholders' equity	$182,852			$152,707
Interest rate spread (5)			2.43%			3.33%
Net interest income and net yield on earning assets(6)		$4,616	2.69%		$5,304	3.76%
Interest free funds supporting earning assets (7)	$19,771			$19,326

(1)	Average balances of interest-earning assets and interest-bearing liabilities calculated based on a daily basis.
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

 Rate/Volume Analysis of Net Interest Income

As discussed under the caption “Net Interest Income,” the Bank’s net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below.  The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. In 2010 and 2009 changes in interest rates had the most significant impact on interest income.

Year ended December 31, 2010 compared to 2009

	Increase (Decrease) Due to
	Rate	Volume	Rate/Volume(1)	Change
Interest earned on:		(Dollars in thousands)
Securities (2)	$(224)	$146	$(32)	$(110)
Federal Funds sold	(2)	5	-	3
Loans	421	(477)	(29)	(85)
Total interest income	195	(326)	(61)	(192)

Interest paid on:
Deposits	(613)	15	(2)	(600)
Federal Funds purchased and customer repurchase agreements	(27)	(20)	7	(40)
FHLB advances	(24)	(15)	2	(37)
Broker repurchase agreements	-	-	-	-
Total interest expense	(664)	(20)	7	(677)

Change in Net Interest Income	$859	$(306)	$(68)	$485

(1)	Rate/ Volume is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.
(2)	Income calculated on a pre-tax basis.

Year ended December 31, 2009 compared to 2008

	Increase (Decrease) Due to
	Rate	Volume	Rate/Volume(1)	Change
Interest earned on:		(Dollars in thousands)
Securities (2)	$(181)	$54	$(9)	$(136)
Federal Funds sold	(86)	176	(165)	(75)
Loans	(2,012)	1,561	(400)	(851)
Total interest income	(2,279)	1,791	(574)	(1,062)

Interest paid on:
Deposits	(931)	767	(134)	(298)
Federal Funds purchased and customer repurchase agreements	(61)	(48)	17	(92)
FHLB advances	(35)	53	(8)	10
Broker repurchase agreements	-	6	-	6
Total interest expense	(1,027)	778	(125)	(374)

Change in Net Interest Income	$(1,252)	$1,013	$(449)	$(688)

(1)	Rate/ Volume is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.
(2)	Income calculated on a pre-tax basis.

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

When interest sensitive liabilities exceed interest sensitive assets for a specific repricing “horizon,” a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap such as the Bank, falling interest rates would be expected to have a positive effect on net interest income and increasing rates would be expected to have the opposite effect.  However, if one or more assumptions prove incorrect, the margin may not be impacted in the manner expected. On a cumulative basis, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2010 of $25.7 million, for a cumulative gap ratio of .58 calculated at the one-year time horizon, assuming that all assets and liabilities would reprice at the earliest possible time. However, this analysis includes mortgage-backed securities in their year of final maturity and assumes that all non-maturing deposits will reprice immediately. Many instruments may not reprice in conjunction with final maturities, and interest-bearing liabilities, in particular, may not reprice in conjunction with or by the same magnitude as movements in market interest rates.

The following table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans’ final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loan may be repriced contractually. Deposits in other banks and debt securities are reflected at the earlier of each instrument’s repricing date for variable rate instruments or the ultimate maturity date for fixed rate instruments. Overnight federal funds sold are reflected in the earliest repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Federal funds purchased are presented in the immediate repricing interval because the interest rate paid adjusts at the beginning of each month. The table does not reflect repricing that could occur as a result of prepayment of loans or early withdrawal of time deposits or movement into or out of non-maturing deposit accounts.

Interest Sensitivity Analysis

	December 31, 2010
	Immediate	1-3 Months	3-12 Months	1-3 Years	3-5 Years	5-15 Years	> 15 Years	Total
Interest earning assets	(Dollars in thousands)
Securities (1)	$-	$-	$-	$102	$997	$10,210	$13,346	$24,655
Federal funds sold	5,110	-	-	-	-	-	-	5,110
Loans (2)(3)	47,867	7,844	7,746	24,985	21,687	1,036	8,749	119,914
Total interest earning assets	52,977	7,844	7,746	25,087	22,684	11,246	22,095	149,679

Interest bearing deposits
Interest bearing transaction accounts	12,622	-	-	-	-	-	-	12,622
MMDAs & Savings	50,897	-	-	-	-	-	-	50,897
Time deposits	995	16,252	31,300	14,217	3,981	-	-	66,745
Federal Funds purchased and Customer repurchase agreements	896	-	2,050	-	-	-	-	2,946
FHLB advances	-	4,038	113	301	140	2,000	-	6,592
Broker repurchase agreements	-	-	-	2,000	3,000	-	-	5,000
Total interest bearing liabilities	65,410	20,290	33,463	16,518	7,121	2,000	-	144,802

Interest sensitivity gap	$(12,433)	$(12,446)	$(25,717)	$8,569	$15,563	$9,246	$22,095	$4,877
Cumulative interest sensitivity gap	$(12,433)	$(24,879)	$(50,596)	$(42,027)	$(26,464)	$(17,218)	$4,877	$4,877
Gap ratio	.81	.39	.23	1.52	3.19	5.62	-
Cumulative gap ratio	.81	.71	.58	.69	.81	.88	1.03

December 31, 2009
Immediate	1-3 Months	3-12 Months	1-3 Years	3-5 Years	5-15 Years	> 15 Years	Total
(Dollars in thousands)
Interest earning assets
Securities (1)	$-	$-	$-	$185	$2,302	$10,999	$16,558	$30,044
Federal funds sold	1,670	-	-	-	-	-	-	1,670
Loans(2) (3)	72,333	7,200	8,213	15,573	21,406	3,285	9,753	137,763
	74,003	7,200	8,213	15,758	23,708	14,284	26,311	169,477

Interest bearing deposits
Interest bearing transaction accounts	13,309	-	-	-	-	-	-	13,309
MMDAs & Savings	48,077	-	-	-	-	-	-	48,077
Time deposits	1,233	14,834	37,404	21,925	4,365	-	-	79,761
Federal Funds purchased and Customer repurchase agreements	588	150	2,519	-	-	-	-	3,257
FHLB advances	-	1,538	1,613	4,302	231	2,059	-	9,743
Broker repurchase agreements	-	-	-	2,000	-	3,000	-	5,000
	63,207	16,522	41,536	28,227	4,596	5,059	-	159,147

Interest sensitivity gap	$10,796	$(9,322)	$(33,323)	$(12,469)	$19,112	$9,225	$26,311	$10,330
Cumulative interest sensitivity gap	$10,796	$1,474	$(31,849)	$(44,318)	$(25,206)	$(15,981)	$10,330
Gap ratio	1.17	.44	.20	.56	5.16	2.82	-
Cumulative gap ratio	1.17	1.02	.74	.72	.84	.90	1.06

(1)	Securities with call features have been included in the period in which the security matures.
(2)	There were no unamortized deferred loan fees included in the above tables in either year.
(3)	Nonaccruing loans of $9.7 million are included in the 2010 table. Nonaccruing loans of $9.7 million are also included in the 2009 table. All nonaccruing loans are included in the >15 years category.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

	Year ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Allowance for loan losses, beginning of year	$2,695	$1,699	$1,293
Provision for loan losses	1,260	2,955	815
Charge-offs	(1,252)	(1,959)	(685)
Recoveries	-	-	276

Allowance for loan losses, end of year	$2,703	$2,695	$1,699

See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Noninterest Income

Noninterest income, which consists primarily of service charges on deposit accounts, gains and losses on securities sales, and other fee income, decreased by $141,000 to $1.1million  in 2010 from $1.2 million in 2009 and increased by $1.1 million to $1.2 million in 2009 from $61,000 in 2008. Service charges were fairly consistent in 2009 compared to 2008, but dipped slightly in 2010. The Bank has taken a conservative approach to changes in regulations regarding overdraft protection, and service charges decreased as a result. The Company sold securities with a fair value of $ 8.1 million and $10.8 million in 2010 and 2009, respectively, resulting in a net gain of approximately $326,000 in 2010 and $299,100 in 2009.  Noninterest income in 2008 included the impact of the Other-Than- Temporary-Impairment charge in the amount of $918,264 taken on FNMA Preferred stock in September 2008. Mortgage loan origination fee income continued a trend of decreases in 2009. Effective November 30, 2009, the Company closed its mortgage origination department due to the difficulties involved in brokering mortgage loans to third party investors. Noninterest income decreased by $155,000 in 2010 as a result, but associated noninterest expenses decreased as well. When the housing and mortgage markets stabilize, the Company intends to reevaluate offering conventional 30 and 15-year mortgage loans to its customers.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy costs, data processing expenses and professional and regulatory fees, totaled $5.8 million in 2010, an increase of $743,000 over the $5.1 million recorded in 2009, and $4.3 million recorded in 2008. Salaries and employee benefits decreased $154,000 in 2010 from 2009. The primary reason for the decrease was closing the mortgage origination department in late 2009. As of the end of 2010, the Company employed 35 full-time personnel. Net occupancy and equipment expenses decreased to $542,138 from $572,025 in 2009 and from $600,426 in 2008.The primary reason for the decrease was a decline in depreciation expense as certain assets became fully depreciated.  Supplies expenses, advertising expenses, and other expenses all decreased in 2010 compared to 2009. The Company is constantly looking for ways to become more efficient and to find cost savings without compromising customer service. Loan expenses decreased as fewer loans entered the foreclosure process. However, holding costs for other real estate owned increased dramatically as more properties completed the foreclosure process and real estate sales slowed in the Company’s markets. Professional and regulatory fees increased for the second year as the Company paid higher deposit insurance premiums and increased regulatory costs. As the real estate values continued to be depressed in the Company’s market areas in 2010, the Company expensed impairments of real estate owned, recording impairment charges of $709,751. The Company’s efficiency ratio, which is measured as the ratio of noninterest expense to the sum of net interest income plus other income expressed as a percentage, was 94% in 2010, 86% in 2009 and 81% in 2008.

Income Taxes

For 2010 the Company recorded an income tax benefit of $388,273 compared to $819,737 in 2009 and a benefit of $17,600 in 2008. The primary reasons for the benefit recognized in 2010 and 2009 are the exclusions of nontaxable municipal bond income and operating expenses related to nonperforming assets. The benefit recognized in 2008 primarily resulted from  the exclusion of nontaxable municipal bond income and the tax effect of the other-than- temporary impairment charge on the FNMA preferred stock. The financial accounting standard under which the Bank accounts for income taxes  requires certain items of income and expense (principally provision for loan losses, depreciation, and prepaid expenses) to be included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company’s consolidated financial statements contained elsewhere herein for more information.

Investment Securities

Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by accounting principles generally accepted in the United States (“GAAP”) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2010, 2009, and 2008, the Bank’s investment portfolio comprised approximately 14.2%, 15.9%, and 12.7%, respectively, of total assets.

The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2010 and 2009. Available-for-sale securities are stated at estimated fair value. The Company had no held-to-maturity securities in either period. Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost. However, there can be no assurance that these stocks will be redeemed at par value in the future. There are no individual issuers, other than government sponsored enterprises, whose securities represent more than 10% of the Company’s consolidated shareholders’ equity at December 31, 2010. Government sponsored enterprises (“GSEs”) are agencies and corporations established by the U. S. Government, including among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks.  Until 2008, securities issued by these enterprises were not obligations of the U. S. Government and were not backed by the full faith and credit of the U. S. Government or otherwise guaranteed by the U. S. Government, although they were commonly treated as guaranteed. In 2008, in an attempt to stabilize U.S. and international financial markets, the U.S. Government explicitly guaranteed certain debt instruments of the GSEs. These securities have generally been, and will continue to be, eligible to be used as security for public deposits of the U. S. Treasury, government agencies and corporations, and states and other political subdivisions. At December 31, 2010 and 2009, securities with a fair value of $17.1 million and $22.9 million, respectively, were pledged to collateralize public deposits, sweep accounts, and customer and broker repurchase agreements. FHLB stock is generally pledged against outstanding advances. Refer to the notes to the Company’s consolidated financial statements contained elsewhere herein for more information.

Investment Securities Portfolio Composition

	December 31,
	2010	2009
	(Dollars in thousands)
Available for sale:
Government sponsored enterprise bonds	$4,377	$10,188
Mortgage-backed securities	10,993	12,364
Municipal bonds	8,223	6,350
Total available for sale	23,593	28,902

Federal Reserve Bank of Richmond stock	405	405
Federal Home Loan Bank of Atlanta stock	658	737

Total	$24,656	$30,044

The following table presents contractual maturities and weighted average yields of securities at December 31, 2010 and 2009. Securities are presented at their carrying value (available for sale securities are carried at fair value and other securities are carried at book value, which is equal to their amortized cost.)

Investment Securities Portfolio Maturities and Yields

	December 31, 2010		December 31, 2009
	Amount	Yield(1)	Amount	Yield(1)
	(Dollars in thousands)		(Dollars in thousands)
Available for sale securities:
Government sponsored enterprises
After one through five years	$-	-%	$2,032	4.34%
After five through ten years	2,509	3.88%	8,155	3.96%
After 10 years	1,868	3.25%	-	-%

FNMA and FHLMC Mortgage-backed securities (2)
After one through five years	102	3.82%	185	3.79%
After five through ten years	-	-%	-	-%
After 10 years	10,891	2.25%	12,180	3.97%

Municipal bonds
After one through five years	997	3.69%	269	3.62%
After five through ten years	992	4.04%	1,536	3.86%
After 10 years	6,233	4.18%	4,545	4.09%

Other securities
No stated maturity	1,063	2.52%	1,142	2.33%
Total	$24,655		$30,044	3.94%

(1)	Yields calculated on a pre-tax basis.
(2)	These securities mature on an amortizing basis, and are included in the table in the period of final maturity.

While fourteen of the Company’s Government sponsored enterprise bonds, mortgage-backed securities or municipal bonds available-for-sale are in an unrealized loss position as of December 31, 2010, none has been in an unrealized loss position for twelve months or more. None of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. During 2008, the Company recognized other-than temporary-impairment on the FNMA preferred stock of $606,054, net of tax, based on analysis under FSP 115-1 and FNMA’s being placed into conservatorship by the U.S. Treasury Department.  The Company sold the FNMA preferred stock in 2009 at an additional loss of $58,788.  The Company’s investments are obligations of the United States, its sponsored enterprises, or municipal securities. In the opinion of Management, there is no concentration of credit risk in the investment portfolio.

Loan Portfolio

Management believes the loan portfolio is adequately diversified, although real estate collateral is the predominant collateral in the portfolio. There are no significant concentrations of loans to any particular individuals, and there are no foreign loans. The Bank does have loans in certain broad categories that comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Those categories are as follows: real estate rental and leasing, accommodation and food services, construction, retail trade, health care and social assistance, and other services. The Company believes that the Bank has appropriate controls in place to monitor risks that may arise due to concentrations in the loan portfolio. Additionally, because the Bank is engaged in the business of community banking, its borrowers are geographically concentrated in the Upstate area of South Carolina, as is the real estate collateral for loans secured by real estate.

Loans made outside the loan policy guidelines may present additional credit risk to the Company. In order to monitor these loans and the total number and amount of loans made with exceptions to loan policies, the Bank monitors all loans approved with policy exceptions. Monthly, statistics regarding the number of loans and the amount of loans with policy exceptions are reported to the Board of Directors. One of the policy exceptions reported is for loans exceeding the regulatory guidelines on loan to value ratios. The regulatory loan to value guidelines permit exceptions to the guidelines not to exceed 100% of Total Regulatory Capital for single family residential mortgage loans ($19.3 million at December 31, 2010), or 30% of Total Regulatory Capital for real estate loans other than single family residential loans ($5.8 million as of December 31, 2010). As of December 31, 2010, the Bank had $5.4 million of loans which exceeded regulatory loan to value guidelines. This amount is within the allowable maximum of exceptions to the guidelines.  Of the total exceptions, 64.4% were not exceptions at the time the loans were made, but became exceptions upon reappraisal. Reappraisals are routinely ordered when a loan is collateral dependent and showing signs of weakness. Specifically, the Company’s reappraisal policy states that collateral for single family construction loans will be reappraised if the home is complete and remains unsold for twelve months, or if the original loan has been outstanding for eighteen months. For development loans, if lot absorption varies from the original appraiser’s estimates by 25% or more, the collateral will be reappraised. Additionally, the Company’s guidelines require that real property be appraised prior to renewal, modification, or extension of the loan. Collateral will also be reappraised if there is any indication that the collateral may have decreased significantly in value. An evaluation, rather than a full, certified appraisal, may or may not be used after consideration of the risk involved with the transaction, and the need to remain within safe and sound banking practices. If the value of collateral decreases significantly upon reappraisal, the Company may take any one or a combination of steps to protect its position. Possible actions include requesting additional collateral from the borrower, requiring the borrower to make principal reductions on the loan, or charge-off of a portion of the loan balance.

The Company currently has concentrations in real estate lending, including construction and development loans. This segment of the Bank’s business is managed in specific ways in order to minimize the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and perform or commission inspections of completed work prior to issuing additional construction loan draws. In addition, management employs additional procedures for monitoring construction loans such as engaging an independent appraiser to perform routine inspections of construction work to determine the percentage complete prior to approval of draws on construction loans. However, even tight internal controls and management oversight will not prevent some borrowers from defaulting on these types of loans. Where declining market conditions last for a long period of time, many participants in the housing and real estate construction industries cannot continue to perform as specified in their loan agreements without sales activity. In such cases, the Bank attempts to work with various borrowers in the real estate and construction industry to minimize the effect on the Bank and the borrowers. Loans in this situation are placed on nonaccrual, and included in the Company’s impaired loans. See “Impaired Loans” below.

The banking industry offers products that can increase credit risk should economic conditions change over the course of a loan’s life. Interest-only loans, adjustable rate loans, and loans with amortization periods that differ from the maturity date (i.e., balloon payment loans) are examples of products that could subject the Company to increased credit risk in periods of changing economic conditions. The Company evaluates each customer’s credit worthiness based on current and expected economic conditions and underwrites and monitors each such loan for associated risks. Therefore, Management does not believe that these particular products subject the Company to unusual credit risk. As of December 31, 2010, the Bank did not have in its portfolio any residential mortgage loans with negative amortization features, long term interest only payment features, or loan to value ratios at origination in excess of 100%.

Until November 2009, the Bank had a mortgage loan brokerage department that accepted mortgage applications for mortgages with terms greater than 15 years. Mortgage applications were processed and sent to third parties for underwriting. Approved loans were funded by, and closed in the name of third parties and the Bank received an origination fee. However, effective November 2009, the Bank suspended such mortgage originations. When the housing and mortgage loan markets stabilize, the Bank intends to reevaluate offering this service to its customers.

The amount of loans outstanding at December 31, 2010 and 2009 are shown in the following table according to type of loan:

Loan Portfolio Composition
December 31,
2010		2009
(Dollars in thousands)
Amount	% of Loans	Amount	% of Loans

Commercial and industrial and other	$12,581	10.5%	$14,974	10.9%
Real Estate – construction and development	41,855	34.9	53,827	39.1
Real Estate – mortgage
1-4 family residential	19,605	16.4	23,285	16.9
Nonfarm, nonresidential	43,080	35.9	41,810	30.3
Multifamily residential	1,794	1.5	2,520	1.8
Consumer installment	999	.8	1,347	1.0
Total Loans	119,914	100.0%	137,763	100.0%
Less allowance for loan losses	(2,703)		(2,695)
Net Loans	$117,211		$135,068

Maturity Distribution of Loans

The Bank’s loan portfolio has a large component of adjustable rate loans. As of December 31, 2010, approximately $56.9 million or 47.4% of the Bank’s loan portfolio was variable rate.

The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2010, as well as the type of interest requirement on loans with maturities greater than one year. For purposes of this table, variable rate loans are included in the period of their final maturity, as opposed to their repricing date.
Maturity Distribution on Loans

	December 31, 2010
		(Dollars in thousands)
	1 Year	1-5	5 Years
	or Less	Years	or More	Total

Commercial and industrial and other	$7,602	4,880	98	$12,581
Real Estate-construction and development	23,486	18,069	301	41,855
Real Estate-mortgage	12,891	41,072	10,516	64,479
Consumer	749	250	-	999
Total	$44,728	$64,271	$10,915	$119,914

Predetermined rate, maturity greater than one year		$45,932	$892	$46,824

Variable rate, maturity greater than one year		$18,339	$10,023	$28,362

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

Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments and can include others deemed to be impaired for circumstances other than delinquency over 90 days. As of December 31, 2010, the Bank had nonaccrual loans of $9.7 million and other impaired loans totaling $906,859, including troubled debt restructurings. Nonaccruals include 29 loans and one line of credit. Twenty-eight of the loans and the line of credit on non-accrual are collateral dependent. The remaining loan is expected to be repaid from proceeds of the sale of assets of the borrowers, who are currently in dispute over the sale and distribution of jointly held assets. These loans are all in the process of foreclosure or other collection processes as of December 31, 2010. If these loans had been current, the Company would have recorded additional interest income of approximately $258,000 in 2010. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated income statement. Impairment reserves of $348,436 are included in the allowance for loan losses related to impaired loans as of December 31, 2010. The Company has already charged-off $242,540 (included in total charge-offs for 2010 of $1.2 million) related to these loans as of December 31, 2010. The Company’s investment in nonaccruing loans increased throughout 2009 and has remained high throughout 2010, partly because of the length of time required to foreclose on property in South Carolina. The loans on nonaccrual at December 31, 2010 had been on nonaccrual and in the foreclosure process for a weighted average of 200 days. This does not include the 90-day period prior to placing the loan on non-accrual during which the Bank did not receive interest. The length of time required to obtain title to foreclosed property is increased if the creditor seeks a deficiency judgment against a guarantor or if the property is rented. A minimum of thirty days is added for deficiency judgments and notice requirements of ninety days are required if the property is rented.

The Company considers restructured loans to be impaired under the definition of an impaired loan. As of December 31, 2010 the bank had 3 loans totaling approximately $300,000 that are restructured in some manner (included above). All of these loans are in compliance with their restructured terms, but deemed to be impaired due to changes in the original terms, or due to the absence of terms that would be in effect under normal conditions, such as interest-only payment requirements. The Company has not charged off amounts associated with accruing impaired loans as of December 31, 2010. Refer to the notes to the Company’s consolidated financial statements contained elsewhere herein for more information. The allowance for loan losses includes management’s best estimate of the probable losses on these loans. At December 31, 2009, the Bank had $9.7 million of nonaccrual loans or loans 90 days or more past due.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank’s portfolio. Potential problem loans include loans such as loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. Loans in the amount of $1.0 million had been determined by management to be potential problem loans at December 31, 2010. These loans are secured by real estate. These loans have not been restructured as of December 31, 2010 and are not on nonaccrual, but they exhibit some weaknesses. Management is currently assessing the potential impact on the Bank and the Company and closely monitoring these loans. Reassessment would be in the form of a new appraisal on, or evaluation of, the collateral supporting the loan if the loan is collateral dependent.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses experienced by the Bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2010.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. The calculation also provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio.

The Company, through the Bank, analyzes charge-offs and calculates its estimate of the allowance for loan losses using regulatory call report codes. The codes are well-defined categories for loans and are generally based on various types of collateral. Since the Bank generally lends on various types of real-estate collateral, the regulatory call report codes provide a defined, consistent system for tracking loan balances and charge-offs. These codes are also useful in comparing the Bank to its regional community bank peers. The Bank’s historical charge-off rates, by call code, are calculated, reviewed for additional subjective factors that should be considered for the current outlook, and then applied to ending balances of loans not specifically reviewed for impairment. These estimates, along with the loans specifically reviewed for impairment, are used in the analysis of the adequacy of the allowance for loan losses completed on a quarterly basis. As described in notes 1 and 5 to the Company’s consolidated financial statements, loans rated Other Assets Especially Mentioned (“OAEM”), Substandard, Doubtful, or Loss are individually evaluated for impairment, and the estimate of the amount of allowance for loan losses is computed based on individual facts and circumstances, such as appraised value of collateral, and similar factors. See notes 1 and 5 to the Company’s consolidated financial statements for further information.

The table below summarizes the Company’s loan loss experience in 2010 and 2009. The charge-offs on commercial loans in 2009 were related primarily to three relationships. These loans experienced, by far, the highest charge-off percentages of any of our loans.

Summary of Loan Loss Experience

	Year ended December 31,
	2010	2009
	(Dollars in thousands)

Total loans outstanding at end of period	$ 119,914	$ 137,763
Average amount of loans outstanding	128,652	$ 138,066

Balance of allowance for loan losses-beginning	$ 2,695	$ 1,699
Loans charged-off
Commercial and industrial	21	669
Commercial real estate and construction	1,228	1,289
Consumer installment	3	1
Total charge-offs	1,252	1,959
Recoveries of loans previously charged-off	-	-
Net (charge-offs) recoveries	(1,252)	(1,959)

Additions to allowance charged to expense	1,260	2,955
Balance of allowance for loan losses-ending	$ 2,703	$ 2,695

Ratios
Net (charge-offs) recoveries to average loans outstanding	(.973%)	(1.42%)
Net (charge-offs) recoveries to loans at end of period	(1.04%)	(1.42%)
Allowance for loan losses to average loans	2.10%	1.95%
Allowance for loan losses to loans at end of period	2.25%	1.96%
Net (charge-offs) recoveries to allowance for loan losses	(46.31%)	(72.7%)
Net (charge-offs) recoveries to provision for loan losses	(99.4%)	(66.3%)

The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories. Each category of loans is reviewed for characteristics that increase or decrease risk of loss, such as the availability and marketability of collateral, degree of susceptibility to changes in economic conditions, and similar factors, for purposes of estimating the allowance for loan losses. (See “Business of the Company--Services of the Bank” for a discussion of risk characteristics for each loan category.) Individual loans are graded using an internal grading system that takes into account information specific to the loan. If warranted, a specific allocation may be associated with that loan for purposes of estimating the adequacy of the allowance for loan losses.

Real Estate Owned

The Bank had $10.3 million and $6.7 million of real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2010 and 2009, respectively. Real estate owned is initially recorded at its estimated fair market value less estimated selling costs. The estimated fair value is generally determined by appraisal at the time of acquisition. The Bank’s investment in real estate owned is comprised of 44 properties at December 31, 2010. The properties are a mixture of commercial lots, residential lots, newly constructed houses, and two commercial properties. The Company’s plan for liquidating these properties involves listing the properties with experienced local real estate agents and pricing the properties appropriately for sale within a six month period. Sales plans for properties listed but unsold for more than six months will be reevaluated.  Since year end, seven properties have been disposed of. The Company had no investment in repossessed assets other than real estate. See note 7 to the consolidated financial statements for further information.

Deposits

The amounts and percentage composition of deposits held by the Bank as of December 31, 2010 and 2009 are summarized below:

Deposit Composition

	December 31,
	(Dollars in thousands)
	2010		2009
	Amount	% of Deposits	Amount	% of Deposits
Noninterest bearing demand	$10,383	7.4%	$11,235	7.4%
Interest bearing transaction accounts	12,621	9.0	13,308	8.7
Savings	35,344	25.1	37,317	24.5
Money market	15,553	11.0	10,760	7.1
Time deposits $100,000 and over	15,739	11.2	51,245	33.6
Other time deposits	51,006	36.3	28,516	18.7
Total deposits	$140,646	100.0%	$152,381	100.0%

The average amounts of and average rates paid on deposits held by the Bank for the years ended December 31, 2010 and 2009, are summarized below:

Average Deposits

Year ended December 31,
2010		2009
Amount	Rate	Amount	Rate

	(Dollars in Thousands)
Noninterest bearing demand	$11,568	-%	$11,227	-%
Interest bearing transaction accounts	12,887	.46%	13,169	.57%
Savings and money market	50,451	1.49%	34,936	1.88%
Time deposits	75,635	2.01%	86,435	2.54%
Total average deposits	$150,541		$145,767

As of December 31, 2010, the Bank held $15.7 million of non-brokered time deposits with balances of $100,000 or more. Of that amount, $2.7 million mature within three months, $3.8 million mature over three through six months, $3.3 million mature over six through twelve months, and $6.0 million mature over twelve months. One account in the amount of $100,000 is at a floating rate of interest at December 31, 2010. Brokered deposits greater than $100,000 mature as follows: within three months $5.4 million, over three through six months $4.9 million, and $3.1 million over six and within twelve months. Brokered deposits (greater than $100,000) totaling $3.8 million mature in periods greater than one year. One of the requirements of the Bank’s formal agreement with the OCC requires that the bank seek a ‘notice of no supervisory objection’ prior to replacing maturing brokered deposits or increasing brokered deposits.

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

Customer Repurchase Agreements

Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $2.9 million and $3.3 million as of December 31, 2010 and 2009, respectively. Securities issued by government sponsored enterprises with an amortized cost of $3.3 million and $3.3 million (fair value of $3.1 million and $3.3 million) were used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2010 and 2009, respectively. All of the sweep accounts pay interest on a floating rate basis. The customer repurchase agreements pay interest on a fixed rate basis and have maturities of varying lengths. As of December 31, 2010 all of the Bank’s customer repurchase agreements mature in 2011. During 2010 the average amount of customer repurchase agreements and sweep accounts totaled $2.9 million. The Bank paid an average interest rate of 1.33% on these funds in 2010.

Broker Repurchase Agreements

Broker repurchase agreements consist of two separate borrowings totaling $5.0 million. These borrowings carry fixed rates of interest with call features. The agreements mature as follows: $3.0 million maturing on January 15, 2015, callable by the broker quarterly after January 15, 2012, and $2.0 million maturing on January 15, 2013, callable by the broker quarterly, beginning January 10, 2010. Securities with fair value of $6.0 million and amortized cost of $6.1 million collateralize the agreements. During 2010, the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2010 was $5.0 million. The average rate paid on broker repurchase agreements during 2010 was 3.53%. During 2009 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2009 was $5.0 million. The average rate paid on broker repurchase agreements during 2009 was 3.53%.

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000 and brokered deposits) provide a relatively stable funding base, and were equal to 74.8% of total assets at December 31, 2010.

Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, unpledged securities, and funds from maturing loans. The Company had $12.2 million in cash and cash equivalents at December 31, 2010. The Bank has access to a line of credit with the Federal Home Loan Bank of Atlanta (“FHLB”), which is subject to various conditions and may be terminated at the option of the lender, as an additional source of liquidity funding. The line with the FHLB is equal to 10% of assets, provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. As of December 31, 2010, the Bank had $6.6 million at a weighted average rate of interest equal to 2.39%, maturing at various dates through 2018, borrowed from the FHLB. During 2010, the highest balance as of any month end for borrowings from the FHLB was $9.7 million. The average rate paid on advances during 2010 was 2.50%. The average balance of FHLB advances for 2010 was $8.0 million. During 2009, the highest balance as of any month end for borrowings from the FHLB was $9.8 million. The average rate paid on the advances during 2009 was 2.78%. The average balance of FHLB advances for 2009 was $8.6 million.

At December 31, 2010, approximately $10.8 million of additional funds were available under the FHLB line provided that eligible collateral is available. The Bank primarily uses bonds and mortgage-backed securities issued by US Government agencies to collateralize advances, but can also pledge loans as collateral. As of December 31, 2010 securities with a market value of $6.5 million were available to pledge as collateral to the FHLB should the Company require additional funding. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Off-Balance Sheet Risk

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2010 and 2009, unfunded commitments to extend credit were $10.8 million and $17.6 million, respectively. At December 31, 2010, the unfunded commitments consisted of $10.4 million at variable rates and $400,000 at fixed rates with $4.6 million expiring within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that it will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $714,753 at December 31, 2010. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

The Bank offers an automatic overdraft protection product. Approximately $1.1 million of overdraft protection is available under this product as of December 31, 2010. The Bank expects the majority of this capacity will not be utilized. During 2010, the average balance of demand deposit overdrafts was $16,083.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2010. The Company has approximately four years remaining on a five-year contract with a company which provides data, item and ATM processing services. The monthly costs are approximately $20,000. Refer to notes 12 and 16 to the Company’s consolidated financial statements for additional discussion on these and other commitments and contingencies and financial instruments with off-balance sheet risk.

Capital Resources

At December 31, 2010, total shareholders’ equity increased by approximately $319,000 from $18.1 million at December 31, 2009 to $18.4 million at December 31, 2010. The increase was due to the sale of 1,038 shares of preferred stock which increased capital by $998,538 after expenses, items related to stock based compensation, partially offset by cash paid in lieu of fractional shares related to the stock dividend, an unrealized loss on investment securities of $80,969, net of tax, and a net loss of $497,767. The Company does not anticipate it will need to raise additional capital in 2011 if the economy does not deteriorate further. The Company’s current plan is to maintain or slightly decrease its asset size in 2011, and return to modest growth in 2012.

The Company made capital expenditures for furniture and equipment in 2010 totaling approximately $170,000. Capital expenditures for premises and equipment planned for 2011 consist of replacements of outdated computer equipment. There are no plans for additional premises in 2011.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and adjusted total assets (Tier 1 leverage ratio). Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Additionally, the OCC may require higher minimum capital ratios for an individual bank in view of its circumstances.  The Company’s and the Bank’s regulatory capital requirements and positions are summarized in note 20 to the consolidated financial statements.

In addition to the FDIC requirements detailed above, the Bank is currently required to maintain individual minimum capital ratios by the OCC. Those required ratios are: Total capital to risk weighted assets- 12.0%; Tier 1 capital to risk weighted assets- 11.0%; and Tier 1 capital to average assets- 9.0%.

The Federal Reserve has also established guidelines for capital requirements for bank holding companies that are similar to the FDIC’s guidelines for banks. At December 31, 2010 the Company exceeded all of the minimum requirements of the Federal Reserve guidelines.

Regulatory Actions

The Company has entered into a memorandum of understanding with the Federal Reserve Bank of Richmond (“FRB”). The memorandum of understanding requires the Company to seek permission from the FRB before it takes certain actions such as payment of cash dividends, redemption of outstanding stock, etc. The Company believes it is in compliance with the memorandum of understanding with the FRB as of December 31, 2010.

On May 12, 2010, the Bank entered into a formal agreement with the OCC requiring the Bank to take specified actions with respect to the operation of the Bank. The actions include: creation of a committee of the Bank's board of directors to monitor compliance with the agreement and make quarterly reports to the board of directors and the OCC; assessment and evaluation of management and members of the board; development, implementation and adherence to a written program to improve the bank's loan portfolio management; protection of its interest in its criticized assets; implementation of a program that identifies and manages concentrations of credit risk; extension of the Bank’s strategic plan; extension of the Bank’s capital program and profit plan; additional plans for ensuring that the level of liquidity at the Bank is sufficient to sustain the current operations and withstand any anticipated or extraordinary demand; and a requirement for obtaining a determination of no supervisory objection from the OCC before accepting brokered deposits. The substantive actions called for by the agreement should strengthen the Bank and make it more efficient in the long-term. The Bank believes it is in compliance with the requirements included in the formal agreement at December 31, 2010.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (cash dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2010 and 2009.

2010	2009

Return on assets	(.27%)	(.75%)
Return on equity	(2.72%)	(7.21%)
Dividend payout ratio	-	-
Equity to assets ratio (average)	9.93%	10.42%

During 2011, the Bank’s plan of operation is to continue to attract new deposit customers, convert our nonperforming assets into interest earning assets, to increase the ratio of services per customer and increase the account profitability of the Bank’s current customers. The Bank plans to seek deposit accounts from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Management will continue to emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank’s principal marketing tools.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Additionally, general increases in the prices of goods and services usually result in increased operating expenses.

Market for Common Equity and Related Stockholder Matters

The following table shows prices of our common stock reported by the OTC Bulletin Board for the past two years. For 2010, the prices shown reflect actual trades as reported by the OTC Bulletin Board. No bid or ask prices were reported by OTC Bulletin Board for 2010. For 2009, the prices reflect the high and low bid prices as reported by OTC Bulletin Board, adjusted for the 5% stock dividend declared in 2010. The 2009 prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

	Year ended December 31, 2010		Year ended December 31, 2009
	Low	High	Low	High
First Quarter	$3.33	$3.81	$3.90	$7.86
Second Quarter	$4.28	$4.52	$3.90	$5.71
Third Quarter	$2.90	$3.50	$3.81	$5.71
Fourth Quarter	$1.70	$2.80	$3.38	$5.62

Although the common stock of the Company may be traded from time to time on an individual basis, no active trading market has developed and none may develop in the foreseeable future. The common stock is not listed on any exchange. The stock is quoted (in terms of actual trades) on the OTC Bulletin Board under the symbol “CTOT.OB.”

As of February 10, 2011, there were 582 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company paid cash dividends of $597,471 ($.30 per share) for the first time in 2008. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations, and the Company’s agreement with the FRB. Because the Company has no operations other than those of the Bank and only has limited income of its own, the Company would rely on dividends from the Bank as its principal source of cash to pay cash dividends.

Each national banking association is required by federal law to obtain the prior approval of the OCC, the primary Federal regulator of national banks, for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank’s net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay cash dividends out of current operating earnings.

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

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company’s management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2010 based on the criteria established in a report entitled “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929.  Based on this evaluation, the Company’s management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and Subsidiary (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Bancorp and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with United States generally accepted accounting principles.

/s/ Elliott Davis, LLC

Greenville, South Carolina
March 29, 2011

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
Assets

Cash and due from banks	$7,043,911	$4,369,596
Federal funds sold	5,110,000	1,670,000
Cash and cash equivalents	12,153,911	6,039,596

Investment securities
Available-for-sale	23,592,336	28,902,143
Other investments	1,063,350	1,142,050

Loans, net	117,210,770	135,067,914
Property and equipment, net	5,230,835	5,291,203
Cash surrender value of life insurance policies	1,908,112	1,838,663
Other real estate owned	10,278,599	6,712,948
Other assets	2,530,552	3,975,813
Total assets	$173,968,465	$188,970,330

Liabilities And Shareholders’ Equity

Liabilities
Deposits
Noninterest bearing	$10,382,882	$11,234,486
Interest bearing	130,263,510	141,146,788
Total deposits	140,646,392	152,381,274
Customer repurchase agreements	2,945,937	3,257,002
Borrowings from Federal Home Loan Bank of Atlanta	6,592,338	9,743,172
Broker repurchase agreements	5,000,000	5,000,000
Other liabilities	425,086	549,477

Total liabilities	155,609,753	170,930,925

Commitments and contingencies – Notes 12 and 16

Shareholders’ equity
Preferred stock, 10,000,000 shares authorized, 1,038 shares issued at December 31, 2010	998,538	-
Common stock, no par value, 20,000,000 shares authorized, 2,210,769 and 2,105,738 shares issued at December 31, 2010 and 2009, respectively	18,859,924	18,799,728
Retained deficit	(1,418,781)	(921,014)
Accumulated other comprehensive (loss) income	(80,969)	160,691

Total shareholders’ equity	18,358,712	18,039,405

Total liabilities and shareholders’ equity	$173,968,465	$188,970,330

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended December 31,
	2010	2009	2008
Interest Income
Loans and fees on loans	$6,912,550	$6,997,466	$7,848,630
Investment securities	916,464	1,025,983	1,161,545
Federal funds sold and other	18,968	16,378	91,870

Total interest income	7,847,982	8,039,827	9,102,045
Interest Expense
Deposits	2,331,067	2,930,929	3,229,237
Federal funds sold and customer repurchase agreements	38,259	78,438	170,090
Federal Home Loan Bank advances	200,885	237,870	228,129
Broker repurchase agreements	177,103	176,619	170,756

Total interest expense	2,747,314	3,423,856	3,798,212
Net interest income	5,100,668	4,615,971	5,303,833
Provision for loan losses	1,260,000	2,955,000	815,000

Net interest income after provision for loan losses	3,840,668	1,660,971	4,488,833
Noninterest Income (Expense)
Mortgage loan origination fees	-	154,905	275,721
Service fees on deposit accounts	536,480	572,973	579,298
Gain on sale of available-for-sale investments	325,656	299,063	-
Other-than-temporary-impairment of FNMA preferred stock	-	-	(918,264)
Other	206,540	183,225	123,747
Total noninterest income	1,068,676	1,210,166	60,502

Noninterest Expenses
Salaries and benefits	2,238,400	2,392,717	2,415,115
Occupancy and equipment	542,138	572,025	600,426
Data processing	233,631	218,110	231,958
Advertising	21,225	30,258	69,859
Supplies	67,136	69,383	85,895
Professional and regulatory fees	584,539	551,330	320,027
Directors’ fees	137,025	138,475	130,450
Loan expenses	213,035	322,687	51,706
Holding costs of other real estate owned	461,598	117,272	50,889
(Gain) loss on sale of repossessed collateral	180,397	228,547	(3,464)
Impairment of other real estate owned	709,751	-	-
Other operating	406,509	411,344	388,758

Total noninterest expenses	5,795,384	5,052,148	4,341,619

Income (loss) before income taxes	(886,040)	(2,181,011)	207,716
Income tax benefit	(388,273)	(819,737)	(17,600)

Net income (loss)	(497,767)	(1,361,274)	225,316

Dividend on preferred stock	(30,159)	-	-
Income (loss) available to common shareholders	$(527,926)	$(1,361,274)	$225,316

Earnings (Loss) Per Common Share
Basic	$(.24)	$(.62)	$.10
Diluted	$(.24)	$(.62)	$.10
Weighted Average Common Shares Outstanding
Basic	2,210,769	2,208,191	2,193,853
Diluted	2,210,769	2,208,191	2,251,151
The accompanying notes are an integral part of these consolidated financial statements. Earnings per common share for 2009 and 2008 have been restated for a stock dividend declared in April, 2010.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
 AND COMPREHENSIVE INCOME (LOSS)

	Preferred stock		Common stock		Retained earnings	Accumulated other compre-hensive income	Total share-holders’
	Shares	Amount	Shares	Amount	(deficit)	(loss)	equity
Balance, December 31, 2007	-	$-	1,983,169	$18,185,328	$1,177,450	$218,052	$19,580,830
Net income	-	-	-	-	225,316	-	225,316
Other comprehensive income, net of income taxes:
Unrealized loss on investment securities	-	-	-	-	-	(170,344)	(170,344)
Comprehensive income							54,972
Cumulative effect of accounting change	-	-	-	-	(39,389)	-	(39,389)
Stock based compensation	-	-	-	56,172	-	-	56,172
Stock option exercises	-	-	8,396	81,833	-	-	81,833
Cash dividend paid	-	-	-	-	(597,471)	-	(597,471)
Balance, December 31, 2008	-	-	1,991,565	18,323,333	765,906	47,708	19,136,947

Net loss	-	-	-	-	(1,361,274)	-	(1,361,274)
Other comprehensive income, net of income taxes:
Unrealized gain on investment securities	-	-	-	-	-	112,983	112,983
Comprehensive loss							(1,248,291)
Stock based compensation	-	-	-	72,464	-	-	72,464
Stock option exercises	-	-	14,172	80,000	-	-	80,000
Stock dividend (5%), net of cash in lieu of fractional shares	-	-	100,001	323,931	(325,646)	-	(1,715)
Balance, December 31, 2009	-	-	2,105,738	18,799,728	(921,014)	160,691	18,039,405

Net loss	-	-	-	-	(497,767)	-	(497,767)
Other comprehensive income, net of income taxes:
Unrealized loss on investment securities	-	-	-	-	-	(241,660)	(241,660)
Comprehensive loss	-	-	-	-	-	-	(739,427)
Stock based compensation	-	-	-	61,220	-	-	61,220
Preferred stock issuance, net of offering expenses	1,038	998,538	-	-	-	-	998,538
Stock dividend (5%), net of cash in lieu of fractional shares	-	-	105,031	(1,024)	-	-	(1,024)
Balance, December 31, 2010	1,038	$998,538	2,210,769	$18,859,924	$(1,418,781)	$(80,969)	$18,358,712

The accompanying notes are an integral part of these consolidated financial statements

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2010	2009	2008
Operating Activities
Net income (loss)	$(497,767)	$(1,361,274)	$225,316
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities
Depreciation and net amortization	484,081	351,303	292,585
Deferred income tax benefit	(132,306)	(37,863)	(453,776)
Provision for loan losses	1,260,000	2,955,000	815,000
Impairment of other real estate owned	709,751	-	-
Other than temporary impairment of FNMA Preferred	-	-	918,264
Gain on sale of available-for-sale investments	(325,656)	(299,063)	-
(Gain) loss on sale of repossessed collateral	180,397	228,547	(3,464)
(Gain) loss on sale/disposal of property and equipment	1,881	(625)	(481)
Non-cash option expense	61,220	72,464	56,172
(Increase) decrease in other assets	1,508,383	(2,459,514)	128,711
Increase (decrease) in other liabilities	101	145,474	(240,717)

Net cash provided by (used for) operating activities	3,250,085	(405,551)	1,737,610

Investing Activities
Proceeds from maturities and principal paydowns of investment securities	8,277,549	5,901,304	4,276,949
Proceeds from sale of investment securities	8,120,975	10,752,749	-
Proceeds from sale of OREO	3,947,388	2,498,705	399,208
Purchase of investment securities	(11,385,110)	(25,495,248)	(7,085,514)
(Purchase) sale of FHLB and Federal Reserve stock, net	78,700	(27,900)	(297,650)
(Increase) decrease in loans, net	8,558,681	(17,167,459)	(23,849,672)
Proceeds from sale of property and equipment	-	625	7,495
Capitalization of improvements to OREO	(364,989)	(63,943)	-
Purchase of property and equipment	(169,697)	(5,448)	(32,295)

Net cash provided by (used for) investing activities	17,063,497	(23,606,615)	(26,581,479)
Financing Activities
Net (decrease) increase in deposits	(11,734,882)	29,799,700	11,647,106
Net decrease in customer repurchase agreements	(311,065)	(1,325,617)	(1,220,316)
Net increase (decrease) Federal funds purchased	-	(1,810,000)	1,810,000
Borrowings from Federal Home Loan Bank of Atlanta	-	4,500,000	11,800,000
Repayments to Federal Home Loan Bank of Atlanta	(3,150,834)	(5,150,833)	(4,950,833)
Proceeds from sale of preferred stock, net of expenses	998,538	-	-
Proceeds from broker repurchase agreements	-	-	5,000,000
Proceeds from exercise of stock options	-	80,000	81,833
Cash dividends paid	-	-	(597,471)
Cash paid in lieu of fractional shares	(1,024)	(1,715)	-

Net cash (used for) provided by financing activities	(14,199,267)	26,091,535	23,570,319

Net increase (decrease) in cash and cash equivalents	6,114,315	2,079,369	(1,273,550)
Cash and cash equivalents, beginning of year	6,039,596	3,960,227	5,233,777
Cash and cash equivalents, end of year	$12,153,911	$6,039,596	$3,960,227
Cash paid for:
Interest	$2,776,547	$3,457,004	$3,803,188
Income taxes (refunds, received)	$(892,557)	$54,946	$438,048
Non-cash Supplemental information:
Loans transferred to other real estate owned	$8,038,463	$8,922,517	$931,761
Loans charged-off, net	$1,251,907	$1,958,726	$409,567
The accompanying notes are an integral part of these consolidated financial statements

CORNERSTONE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company obtained regulatory approval to acquire the Bank and opened the Bank for business in 1999 with a total capitalization of $6.0 million. To increase capital available for growth, the Company offered 445,000 shares of its common stock pursuant to a prospectus dated October 4, 2005. Upon completion in January 2006, the offering added approximately $6.0 million to the Company’s total capitalization. In 2010 the Company offered 8% cumulative perpetual preferred stock (“the Preferred”) to accredited investors. The Company sold 1,038 shares of the Preferred, raising $998,538 net of offering expenses. The Company increased its investment in the Bank by approximately $500,000 and held the remaining cash in order to pay future expenses and dividends on the Preferred.

The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve and to limited regulation by the South Carolina State Board of Financial Institutions. The Bank maintains branch locations in the Berea area of Greenville County and the Powdersville area of Anderson County, South Carolina in addition to its headquarters in Easley in Pickens County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. (“Crescent”), which is an insurance agency. In 2010, 2009 and 2008, Crescent’s transactions were immaterial to the consolidated financial statements.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates. The Company’s most significant estimates relate to the allowance for loan losses and income taxes.

Concentrations of credit risk

The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers’ ability to repay their loans is not dependent upon any specific economic sector. The Bank monitors concentrations in its customer base using the North American Industry Codes (“NAIC”) and using certain regulatory definitions. As of December 31, 2010, the Bank has concentrations of credit in real estate rental and leasing, accommodation and food services, construction, retail trade, health care and social assistance, and other services, which by NAIC category comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. The Bank also has a concentration in loans collateralized by real estate. Although a majority of the Bank’s loans are collateralized by real estate, the Bank believes that it has proper internal controls to identify and mitigate risks associated with this concentration in real estate collateral.

Investment securities

The Company accounts for investment securities in accordance with financial accounting standards which require investments in equity and debt securities to be classified into three categories:
(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

1.
 Available-for-sale securities: These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders’ equity (accumulated other comprehensive income).

2.
 Held-to-maturity securities: These are investment securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held-to-maturity securities.

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

Other investments include the Bank’s stock investments in the Federal Reserve Bank of Richmond (“Reserve Bank”) and the Federal Home Loan Bank of Atlanta (“FHLB”). The Bank, as a member institution, is required to own certain stock investments in the Reserve Bank and FHLB. The stock is generally pledged against any borrowings from the Reserve Bank and FHLB. No ready market exists for the stock and it has no quoted market value. Redemption of these stock investments has historically been at par value. However, there can be no assurance that future redemptions will be at par value. Other investments are carried at cost.

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

Generally, the accrual of interest will be discontinued on impaired loans when principal or interest becomes 90 days past due, or when payment in full is not anticipated, and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Fee income on loans is recognized as income at the time loans are originated. Due to the short-term nature of the majority of the Bank’s loans and the immateriality of the net deferred amount, this method approximates the income that would be earned if the Company deferred loan fees and costs.
(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Allowance for loan losses

The Company provides for loan losses using the allowance method. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred in the current loan portfolio. Management’s judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, delinquency trends, and prevailing economic conditions. To estimate the amount of allowance necessary the Company separates the portfolio into segments. The portfolio is first separated into groups according to the internal loan rating assigned by management. Loans rated “Other Assets Especially Mentioned” (“OAEM”), Substandard” “Doubtful” or “Loss” as defined in the Bank’s loan policy, are evaluated individually for impairment. The Company uses regulatory call report codes to stratify the remaining portfolio and tracks the Bank’s own charge-offs and those of peer banks using FDIC Call Report Data. The Bank’s own charge-off ratios by call code are used to project potential loan losses in the future on loans that are rated “Satisfactory” or better. Charge-off ratios may be increased or decreased based on other environmental factors which may need to be considered, such as unemployment rates and volatility of real estate values. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is also subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

The Bank accounts for impaired loans in accordance with a financial accounting standard that requires all lenders to value a loan at the loan’s fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis taking into consideration all the circumstances of the loan and the borrower, including the length of the delay, reasons for the delay, the borrower’s payment record and the amount of the shortfall in relation to the principal and interest owed. The fair value of an impaired loan may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan’s effective interest rate. The Bank’s loan portfolio is largely dependent on collateral for repayment if the borrower’s financial position deteriorates. Therefore, the most common type of valuation is to determine collateral value less disposal costs in order to determine carrying values for loans deemed impaired.

When the ultimate collectibility of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Other real estate owned

Other real estate owned is carried at fair value (market value less estimated selling cost), determined using an independent appraisal. Write-downs of value occur if properties are determined to have lost value based on updated appraisals. Costs to complete properties are capitalized if the as-complete market value less estimated cost is higher than the recorded investment including the cost to complete.

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
 (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

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

The Company has analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company’s financial condition, results of operations, or cash flows. Therefore, no reserves for uncertain income tax positions have been recorded.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Earnings per common share

Basic earnings per common share is computed on the basis of the weighted average number of common shares outstanding. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per common share. As of December 31, 2010 and 2009, there were no common stock equivalents included in the Company’s loss per share calculation. Options to purchase 111,565 and 106,255 shares of common stock were antidilutive as of December 31, 2010 and 2009, respectively, and were excluded from the diluted share calculation. The Company declared a five percent stock dividend to shareholders of record on May 11, 2010 and May 12, 2009. 2009 and 2008 per share amounts on the Consolidated Statements of income (loss) have been retroactively restated to reflect the stock dividends.

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
(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

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

Deposits - Fair values for deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar accounts to a schedule of aggregated expected monthly maturities. Repricing time frames for non-maturing deposits are estimated using Federal Deposit Insurance Corporation Improvement Act Section 305 guidelines.

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

Stock Based Compensation

The Company has a stock-based director and employee compensation plan (the “2003 Plan”) as further described in Note 18. Stock dividends were declared subsequent to the grant dates of the options. Pursuant to the terms of the 2003 Plan option agreements, the number of options outstanding was increased and the exercise price was decreased to give effect to these stock dividends.

The Company accounts for stock based compensation in accordance with GAAP. Fair value of an option grant is estimated on the date of grant using the Black-Scholes option pricing model.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In July 2010, the Receivables topic of the Accounting Standards Codification (“ASC”) was amended to require expanded disclosures related to a company’s allowance for credit losses and the credit quality of its financing receivables. The amendments required the allowance disclosures to be provided on a disaggregated basis. The Company was required to begin to comply with the disclosures in its financial statements for the year ended December 31, 2010.  Disclosures about Troubled Debt Restructurings (TDRs) required by the Update have been deferred by FASB in an update issued in early 2011. The TDR disclosures are anticipated to be effective for periods ending after June 15, 2011.

 On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which significantly changes the regulation of financial institutions and the financial services industry.  The Dodd-Frank Act includes several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.
(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies.  The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks.  Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting originator compensation, minimum repayment standards, and pre-payments.  Management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on our business, financial condition, and results of operations.

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Subsequent events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Risks and Uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company’s loan and investment portfolios that results from borrowers’ inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions as a result of the regulators’ judgments based on information available to them at the time of their examination.

Reclassification

Certain amounts in prior year’s financial statements have been reclassified to conform to current year presentation. No changes have been made that affect the reported results of operations, financial condition or cash flows.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Reserve Bank. At December 31, 2010 and 2009 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2010 and 2009 federal funds sold amounted to $5,110,000 and $1,670,000, respectively.

NOTE 4 – INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available-for-sale are as follows:

	December 31, 2010
	Amortized	Gross unrealized		Fair
	Cost	Gains	Losses	value
Government sponsored enterprise bonds	$4,486,806	$21,597	$131,752	$4,376,651
Mortgage-backed securities	10,909,120	132,800	48,842	10,993,078
Municipal bonds	8,319,212	123,001	219,606	8,222,607
Total investment securities available- for-sale	$23,715,138	$277,398	$400,200	$23,592,336

	December 31, 2009
	Amortized	Gross unrealized		Fair
	cost	Gains	Losses	value
Government sponsored enterprise bonds	$10,339,754	$38,979	$191,026	$10,187,707
Mortgage-backed securities	12,232,754	189,480	57,812	12,364,422
Municipal bonds	6,086,285	263,729	-	6,350,014
Total investment securities available- for-sale	$28,658,793	$492,188	$248,838	$28,902,143

While fourteen of the Company’s securities available-for-sale are in an unrealized loss position as of December 31, 2010, none have been in an unrealized loss position for twelve months or more. None of these securities are expected to have a loss of principal at final maturity. The unrealized losses were primarily attributable to changes in interest rates, rather than deterioration in credit quality. The majority of these securities are municipal government or agency securities currently rated AA or AAA by Moody or Standard and Poor's, and therefore, the Company believes they pose minimal credit risk. The Company believes it is more likely than not it will hold these securities until such time as the value recovers or the securities mature. During 2008, the Company recognized other-than-temporary-impairment on the FNMA preferred stock of $606,054, net of tax, based on FNMA’s being placed into conservatorship by the U.S. Treasury Department.  The Company sold the FNMA preferred stock in 2009 at an additional loss of $58,788.

The table below summarizes, by investment category, the length of time that individual securities have been in a continuous loss position as of December 31, 2010 and 2009.

December 31, 2010
	Less than Twelve Months		Over Twelve Months		Total Unrealized Losses
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Government sponsored enterprise bonds	$131,752	$1,868,247	$-	$-	$131,752
Mortgage-backed securities	48,842	5,279,417	-	-	48,842
Municipal bonds	219,606	4,755,566	-	-	219,606
Total	$400,200	$11,903,230	$-	$-	$400,200

(Continued)

NOTE 4 – INVESTMENT SECURITIES, Continued

December 31, 2009
	Less than Twelve Months		Over Twelve Months		Total Unrealized Losses
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Government sponsored enterprise bonds	$191,026	$5,898,728	$-	$-	$191,026
Mortgage-backed securities	57,812	7,727,556	-	-	57,812
Municipal bonds	-	-	-	-	-
Total	$248,838	$13,626,284	$-	$-	$248,838

At December 31, 2010 and 2009, securities with a fair value of $17,091,060 and $22,889,893, respectively, were pledged to collateralize public deposits, sweep accounts, advances from the FHLB, and repurchase agreements. During 2010, the Company sold securities with a fair value of $8,120,975 and recognized a net gain on the sale of those securities of $325,656. During 2009, the Company sold securities with a fair value of $10,752,749 and recognized a net gain on the sale of those securities of $299,063. There were no sales of securities for the year ended December 31, 2008.

The amortized cost and fair value of securities at December 31, 2010, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2010
	Amortized Cost	Fair Value

Due after one through five years	$1,054,367	$1,099,303
Due after five through ten years	3,420,319	3,500,284
After ten years or no maturity	19,240,452	18,992,749

Total investment securities	$23,715,138	$23,592,336

The Bank, as a member institution, is required to own stock in the Reserve Bank and the FHLB. These stocks are included at cost in the accompanying Consolidated Balance Sheets under the caption “Other investments.” No ready market exists for these stock investments and they have no quoted market value. Redemption of these stocks has historically been at par value. Redemption of the FHLB stock may be subject to limitations regarding timing and amounts, and in the current economic recession, may be subject to impairment risk in the future. The Company evaluates the FHLB stock for impairment based on the probability of ultimate recoverability or the recorded amount of the investment. No impairment has been recognized based on this evaluation. Stock held in the FHLB is pledged as collateral against advances from the FHLB.

NOTE 5 – LOANS
The composition of net loans by major loan category is presented below.

	December 31,
	2010	2009
Commercial	$12,580,841	$14,974,286
Real estate – construction	41,855,338	53,827,245
Real estate – mortgage	64,478,568	67,614,913
Consumer	999,453	1,346,807

Loans, gross	119,914,200	137,763,251
Less allowance for loan losses	(2,703,430)	(2,695,337)

Loans, net	$117,210,770	$135,067,914
As of December 31, 2010, approximately $56.9 million or 47.4% of total gross loans were variable rate loans.
(Continued)

NOTE 5 – LOANS, Continued

The FHLB has a blanket lien on certain types of the Company’s loans as collateral for FHLB advance borrowings. See Note 10. The Reserve Bank has a lien on certain other loan types should the Bank borrow from the Discount Window. As of December 31, 2010 there were no borrowings from the Discount Window of the Reserve Bank.
At December 31, 2010 the Bank had non-accrual loans of $9.7 million, which are considered to be impaired. This amount includes 29 loans and one line of credit. Twenty-eight of the loans and the line of credit are collateral dependent. The remaining loan will be repaid from the proceeds of assets of the borrowers, who are currently in dispute over the sale and distribution of jointly held assets. All of these loans were in the process of foreclosure or other collection processes as of December 31, 2010. If these loans had been current, the Company would have recorded additional interest income of approximately $258,000 in 2010. Impaired loans included the $9.7 million of loans on non-accrual and $906,859 of additional loans, some of which have been restructured (see below). All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated statements of income (loss). Included in the allowance for loan losses are specific reserves of $348,436 related to impaired loans.  The Company charged-off $1.2 million related to impaired loans in 2010, including $242,540 related to loans that are included in impaired loans as of December 31, 2010. As of December 31, 2010, the Bank has restructured $289,945 of loans that are performing in accordance with their restructured terms, but are deemed to be impaired due to the changes in their terms. Average impaired loans (average loans on nonaccrual or loans 90 days or more delinquent as to principal or interest payments) in 2010 were $9.2 million. Average impaired loans in 2009 were $7.3 million.

Delinquent loans and loans on non-accrual are presented by call report category in the table below as of December 31, 2010.

	December 31, 2010		December 31, 2009
	Past due 30-89 Days	Nonaccrual or Past due over 90 Days	Past due 30-89 Days	Nonaccrual or Past due over 90 Days

Loan secured by real estate – construction	$891,035	$7,218,012	$17,263	$7,561,664
Loan secured by real estate – single family	1,977,519	1,522,290	1,315,299	1,525,282
Loan secured by real estate –nonfarm, nonresidential	-	-	1,422,931	654,109
Commercial and industrial loans	-	992,027	17,232	-
Loans to consumers	-	-	8,478	-
Total	$2,868,554	$9,732,329	$2,781,203	$9,741,055

Activity in the allowance for loan losses for the years ended December 31, 2010, 2009, and 2008 is summarized in the table below.

	Year ended December 31,
	2010	2009	2008
Allowance for loan losses, beginning of year	$2,695,337	$1,698,563	$1,293,130
Provision for loan losses	1,260,000	2,955,000	815,000
Charge-offs	(1,251,907)	(1,958,726)	(685,166)
Recoveries	-	500	275,599

Allowance for loan losses, end of year	$2,703,430	$2,695,337	$1,698,563

The Company, through the Bank, analyzes charge-offs and calculates its estimate of the allowance for loan losses using regulatory call report codes. The codes are well-defined categories for loans and are generally based on various types of collateral. Since the Bank generally lends on various types of real-estate collateral, the regulatory call report codes provide a defined, consistent system for tracking loan balances and charge-offs. These codes are also useful in comparing the Bank to its regional community bank peers. The Bank’s historical charge-off rates, by call code, are calculated, reviewed for additional subjective factors that should be considered for the current outlook, and then applied to ending balances of loans not specifically reviewed for impairment. These
(Continued)

NOTE 5 – LOANS, Continued

estimates, along with the loans specifically reviewed for impairment, are used in the analysis of the adequacy of the allowance for loan losses completed on a quarterly basis. As described in Note 1, loans rated OAEM, Substandard, Doubtful, or Loss are individually evaluated for impairment, and the estimate of the amount of allowance for loan losses is computed based on individual facts and circumstances, such as appraised value of collateral, and similar factors.

Charge-offs, net of recoveries, for the years ended 2010, 2009 and 2008 were categorized by regulatory call report code as follows:

	Year ended December 31,
	2010	2009	2008

Loan secured by real estate – construction	$978,425	$882,684	$355,515
Loan secured by real estate – single family	249,034	250,072	69,955
Loan secured by real estate –nonfarm, nonresidential	-	156,643	72,461
Commercial and industrial loans	21,315	668,829	185,066
Loans to consumers	3,133	500	2,169
Total charge-offs	1,251,907	1,958,728	685,166
Recoveries	-	(500)	(275,599)
Total net charge-offs	$1,251,907	$1,958,228	$409,567

NOTE 6 – PROPERTY AND EQUIPMENT

Components of property and equipment included in the balance sheet are as follows:

	December 31,
	2010	2009

Land and improvements	$1,468,480	$1,468,480
Bank premises	4,271,773	4,271,773
Furniture, equipment and software	1,594,038	1,531,250
Vehicles	58,005	58,005
Property and equipment	7,392,296	7,329,508
Accumulated depreciation	(2,161,461)	(2,038,305)
Property and equipment, net	$5,230,835	$5,291,203

Depreciation expense for the years ended December 31, 2010, 2009, and 2008, amounted to $228,184, $265,520, and $282,574, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Furniture, equipment and software	3 to 7	Straight-line
Improvements	5 to 40	Straight-line
Vehicles	5	Straight-line

NOTE 7– OTHER REAL ESTATE OWNED AND REPOSSESSED ASSETS

The Company has acquired a significant number of real estate properties in settlement of loans. A summary of the activity in other real estate owned follows:

	December 31,
	2010	2009

Beginning balance	$6,712,948	$575,000
Additions from foreclosures and capitalized improvements	8,403,452	8,691,617
Write downs of value	(709,751)	-
Sales	(4,128,050)	(2,553,669)
Ending other real estate owned	$10,278,599	$6,712,948

The Company recognized net losses of $180,397 and $228,547 on sales of all types of repossessed collateral for the years ended December 31, 2010 and 2009, respectively. In 2008, the Company recognized a gain on the sale of repossessed collateral of $3,464.

NOTE 8 – DEPOSITS

The following is a detail of the deposit accounts as of:

	December 31,
	2010	2009

Noninterest bearing	$10,382,882	$11,234,486
Interest bearing:
NOW accounts	12,621,719	13,308,457
Money market accounts	15,552,889	10,760,323
Savings	35,344,088	37,317,247
Time, less than $100,000	51,005,987	28,516,218
Time, $100,000 and over	15,738,827	51,244,543

Total deposits	$140,646,392	$152,381,274

The Company’s deposits included brokered deposits of approximately $19.7 million and $41.2 million as of December 31, 2010 and 2009, respectively. Interest expense on time deposits greater than $100,000 (including brokered deposits) was approximately $851,000 in 2010, $1.3 million in 2009, and $1.3 million in 2008. Securities issued by government sponsored enterprises with an amortized cost of $696,858 and $1.7 million (fair value of $703,970 and $1.7 million) in 2010 and 2009, respectively, were pledged as collateral for public funds.

At December 31, 2010 the scheduled maturities of time deposits are as follows:

2011	$48,251,535
2012	11,498,486
2013	3,074,070
2014	3,309,208
2015 and thereafter	611,515
$66,744,814

NOTE 9 – CUSTOMER REPURCHASE AGREEMENTS

Customer repurchase agreements consist of the following:

	December 31,
	2010	2009
Sweep accounts	$895,937	$587,802
Retail repurchase agreements	2,050,000	2,669,200
	$2,945,937	$3,257,002

The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2010, the Bank had two retail repurchase agreements both of which mature in 2011. Securities issued by government sponsored enterprises with an amortized cost of $3,263,339 and $3,262,097 (fair value of $3,147,176 and $3,276,795) were pledged as collateral for the sweep accounts and repurchase agreements, at December 31, 2010 and 2009, respectively.

NOTE 10 –  BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

At December 31, 2010 and 2009, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank’s assets. Funds borrowed from the FHLB are collateralized by a lien on certain of the Bank’s available for sale securities and loans. At December 31, the Bank had advances outstanding as follows:

			December 31,
Terms	Interest Rate	Maturity Date	2010	2009
Fixed rate	1.07%	1/10/2011	$3,000,000	$3,000,000
Fixed rate	2.73	3/16/2010	-	1,500,000
Fixed rate	2.84	9/16/2010	-	1,500,000
Fixed rate	2.72	1/25/2011	1,000,000	1,000,000
Fixed rate, amortizing	4.49	12/01/2013	133,333	177,778
Fixed rate, amortizing	4.89	4/14/2014	129,630	168,519
Fixed rate, amortizing	4.78	7/27/2015	329,375	396,875
Fixed rate, convertible	3.52	1/16/2018	2,000,000	2,000,000

			$6,592,338	$9,743,172

The Company’s convertible advance from the FHLB is convertible to a variable rate instrument at the option of the FHLB on January 16, 2013.  During 2010 the highest balance as of any month end for borrowings from the FHLB was $9.7 million. The average rate paid on advances during 2010 was 2.50%. The average balance of FHLB advances for 2010 was $8.0 million. During 2009 the highest balance as of any month end for borrowings from the FHLB was $9.8 million. The average rate paid on advances during 2009 was 2.78%. The average balance of FHLB advances for 2009 was $8.6 million.

NOTE 11 – BROKER REPURCHASE AGREEMENTS

Broker repurchase agreements consist of two separate borrowings totaling $5.0 million. These borrowings carry fixed rates of interest with call features. The agreements mature as follows: $3.0 million maturing on January 15, 2015, callable by the broker quarterly after January 15, 2012, and $2.0 million maturing on January 15, 2013, callable by the broker quarterly, beginning January 10, 2010.  Securities with fair value of $6.0 million and amortized cost of $6.1 million collateralize the agreements. During 2010 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2010 was $5.0 million. The average rate paid on broker repurchase agreements during 2010 was 3.53%. During 2009 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2009 was $5.0 million. The average rate paid on broker repurchase agreements during 2009 was 3.53%.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2010, there was no litigation pending other than foreclosure or similar collection actions initiated by the Bank. A party to one such collection action has initiated a counter claim to the collection action initiated by the Bank, but the Bank’s position is that the counter claim is without merit.

The Bank entered into a five-year contract with a data, item, and ATM processing service in 2010. Minimum monthly costs for these services are currently approximately $20,000. Volume-related costs may increase as volume increases.

The Company has signed change of control agreements with three of its executive officers. These agreements provide for various payments to the executives in the event of a change in control of the Company.

From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2010 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

Refer to Note 16 concerning financial instruments with off balance sheet risk.

NOTE 13 – LINES OF CREDIT

At December 31, 2009, the Bank had lines of credit to purchase federal funds totaling $4,100,000 from unrelated banks. These lines of credit were available on a short-term basis for general corporate purposes of the Bank. The lenders exercised the right to withdraw the lines at their option in 2010. There were no balances outstanding under these lines as of December 31, 2009 or 2010.

NOTE 14 – INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income (loss) before income taxes as follows:

Year ended December 31,
2010	2009	2008

Tax expense (benefit) at statutory rate	$(301,254)	(34)%	$(741,544)	(34)%	$70,623	34%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	-	-	-	-	7,789	4
Tax-exempt investments	(77,747)	(9)	(78,845)	(5)	(75,249)	(36)
Increase in cash value of life insurance	(23,613)	(3)	(23,849)	(2)	(24,171)	(12)
Other	14,341	1	24,501	2	3,408	2
Income tax benefit	$(388,273)	(45)%	$(819,737)	(39)%	$(17,600)	(8)%

The income tax effects of cumulative temporary differences at December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets:
Allowance for loan losses	$665,122	$704,559
Unrealized net loss on securities available for sale	41,753	-
Stock based compensation	47,622	37,036
Other real estate owned	179,374	-
Other	157,528	148,957
	1,091,399	890,552

Deferred tax liabilities:
Unrealized net gain on securities available for sale	-	82,739
Depreciation	95,659	68,414
Prepaid expenses	25,074	25,531
	120,733	176,684
Net deferred tax asset	$970,666	$713,868

 (Continued)

NOTE 14 – INCOME TAXES, continued

The net deferred taxes are included in other assets in the consolidated balance sheets. Deferred tax assets represent the future tax benefit of deductible differences and, if it is more-likely-than-not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value.  As of December 31, 2010 and 2009, management determined that all deferred tax assets were more-likely-than-not to be realized and no valuation allowance was deemed necessary.

The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

	Year ended December 31,
	2010	2009	2008

Income taxes currently payable (receivable)	$(255,967)	$(781,874)	$436,176

Deferred income tax benefit	(132,306)	(37,863)	(453,776)

Income tax benefit	$(388,273)	$(819,737)	$(17,600)

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

NOTE 15 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have loan transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers is as follows:

	Year ended December 31,
	2010	2009	2008
Balance, beginning of year	$7,638,399	$5,958,663	$6,443,949
New loans or lines of credit	209,100	2,588,627	1,272,822
Payments on loans or lines of credit	(1,844,893)	(908,891)	(1,758,108)
Balance, end of year	$6,002,606	$7,638,399	$5,958,663

Deposits by directors, executive officers, and their related interests, at December 31, 2010 and 2009 were $2.6 million and $2.3 million, respectively.

NOTE 16 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

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

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2010 and 2009, unfunded commitments to extend credit were $10.8 and $17.6 million, respectively, and outstanding letters of credit were approximately $715,000 and $660,000, respectively.
(Continued)

NOTE 16 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK, continued

At December 31, 2010, the unfunded commitments consisted of $10.4 million at variable rates and $400,000 at fixed rates with $4.6 million expiring within one year. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing, and were immaterial in 2010 and 2009.

The Bank offers an automatic overdraft protection product. Approximately $1.1 million of overdraft protection is available under this product as of December 31, 2010. The Bank expects that much of this capacity will not be utilized. During 2010 the average balance of total demand deposit overdrafts was $16,083.

NOTE 17 – EMPLOYEE BENEFIT PLAN

The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee’s compensation. Employer contributions made to the Plan in 2010, 2009, and 2008, amounted to $47,207, $53,458, and $54,828, respectively.

NOTE 18 – STOCK OPTION PLANS

In 2003, the Company’s shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the “2003 Plan”), which reserved 125,000 shares of the Company’s common stock for issuance upon exercise of options. Pursuant to the 2003 Plan as further discussed below, the number of shares reserved for issuance has been increased to 201,771 shares as a result of the 10% stock dividends declared from 2004 to 2007 and 5% stock dividends in each of 2010 and 2009 as discussed in Note 19 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors, or by a Committee of Directors designated by the Board, at an exercise price equal to the fair market value of the Company’s common stock on the date of grant. During 2010, no options to purchase common shares were granted, none were forfeited, and none were exercised. As of December 31, 2010, 111,565 options to purchase common shares remain outstanding under the 2003 Plan.

Under the 2003 Plan, options to purchase 18,000 shares were granted during each of the years 2004, 2005, 2006 and 2007. Options to purchase 19,200 shares were granted in 2008. Options to purchase 15,600 shares of common stock were granted in 2009.  The risk free interest rates used for the 2009, 2008, and 2007 grants were 2.34%, 3.91%, and 4.68%, respectively, which was the 10 Year Constant Maturity Rate on U.S. Treasury Securities during the months in which the options were granted. The assumed dividend rate was zero and the expected option life was 10 years for 2009, 2008, and 2007 grants. Volatility is difficult to measure accurately due to the low volume of trading of the Company’s stock. The common stock is not listed on any exchange and has no active trading market. Since 2006, the stock has been quoted on the OTC Bulletin Board. Based on information available at the date of the grant, the volatility assumption used for 2009 option grants was 38.71%, for 2008 option grants was 28%, and for 2007 option grants was 12%.

(Continued)

NOTE 18 – STOCK OPTION PLANS, continued

A summary of the activity in the plans is presented below:
	Shares	Weighted Average Exercise Price(1)	Aggregate Intrinsic Value (2)

Outstanding at December 31, 2007	127,273	8.74
Granted	19,200	11.90
Exercised	(8,396)	9.29
Forfeited or expired	(6,265)	12.20
Outstanding at December 31, 2008	131,812	9.46
Granted (3)	22,241	9.45
Exercised	(14,172)	5.64
Forfeited or expired	(33,626)	6.39
Outstanding at December 31, 2009	106,255	10.49
Granted as a result of stock dividend 5% (3)	5,310	9.99
Exercised	-	-
Forfeited or expired	-	-
	111,565	$9.99

Options exercisable at end of year	76,396	$9.65	$-

Shares available for grant	63,785

(1)
The weighted average exercise price has been adjusted to reflect 10% stock dividends declared by the Company’s Board of Directors annually from 2002 through 2007 and a 5% stock dividend declared by the Company’s Board of Directors in each of 2010 and 2009.

(2)
The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option). At December 31, 2010 the amount represents the value that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of the Company’s common stock. At December 31, 2010 the OTCBB quoted price was $1.70. Therefore, none of the Company’s options had intrinsic value as of that date.

(3)
Granted options include new grants in years prior to 2010 as well as adjustments of previous grants as a result of 10% stock dividends declared by the Company’s Board of Directors annually from 2002 through 2007 and a 5% stock dividend in each of 2009 and 2010.

Options granted after 2005 vest over a five-year period, according to the option agreements. All options granted prior to 2006 have fully vested. The weighted average life of options outstanding was 5.43 years and 6.39 years at December 31, 2010 and 2009, respectively. Expense related to stock based compensation recorded in the accompanying consolidated statements of income (loss) was $61,220, $72,464, and $56,172 for the years ended 2010, 2009, and 2008, respectively. There were 47,001 non-vested options outstanding (estimated fair value of $265,606) at the beginning of 2010. During 2010, 13,508 options vested (estimated fair value of $76,885). No options were granted and none expired during 2010. After giving effect to the five percent stock dividend declared in 2010, at December 31, 2010, 35,169 non-vested options (estimated fair value of $198,166) were outstanding.

NOTE 19 – DIVIDENDS

The Company paid a 5 percent stock dividend in 2010 to shareholders of record on May 11, 2010 and in 2009 to shareholders of record on May 12, 2009.  The Company paid cash dividends of $597,471 in May 2008. No other cash dividends have been paid. The Company’s payment of cash dividends is within the discretion of its Board of Directors, subject to compliance with Federal Reserve guidance, and is dependent on the Company’s receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Future dividend policy will depend on the Company’s earnings, capital requirements, financial condition and other factors considered relevant by the Company’s Board of Directors.

NOTE 20 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.
 (Continued)

NOTE 20 – REGULATORY MATTERS, continued

The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to adjusted total assets (“Tier 1 leverage ratio”). Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

 The Bank’s actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

			For capital adequacy purposes		To be well capitalized under prompt corrective action provisions (1)

	Actual		Minimum		Minimum
(Dollars in thousands)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010

Total Capital (to risk weighted assets)	$19,307	13.8%	$11,234	8.0%	$14,043	10.0%
Tier 1 Capital (to risk weighted assets)	17,531	12.5	5,617	4.0	8,426	6.0
Tier 1 leverage ratio	17,531	9.8	7,188	4.0	8,985	5.0

As of December 31, 2009
Total Capital (to risk weighted assets)	$19,730	12.8%	$12,366	8.0%	$15,458	10.0%
Tier 1 Capital (to risk weighted assets)	17,788	11.5	6,183	4.0	9,274	6.0
Tier 1 leverage ratio	17,788	9.2	7,702	4.0	9,627	5.0

(1) The regulations of the OCC exclude the Bank from the well capitalized category as of December 31, 2010 due to the formal agreement described below.

In addition to the FDIC requirements shown above, the Bank is currently required to maintain individual minimum capital ratios by the OCC. Those required ratios are: Total capital to risk weighted assets– 12.0%; Tier 1 capital to risk weighted assets – 11.0%; and Tier 1 capital to average assets– 9.0%. The Bank exceeded these requirements at December 31, 2010.

The Federal Reserve has also established guidelines for capital requirements for bank holding companies that are similar to the FDIC’s guidelines for banks. At December 31, 2010 the Company exceeded all of the minimum requirements of the Federal Reserve guidelines.

On May 12, 2010, the Bank entered into a formal agreement with the OCC for the Bank to take various actions with respect to the operation of the Bank. The actions include: creation of a committee of the Bank's board of directors to monitor compliance with the agreement and make quarterly reports to the board of directors and the OCC; assessment and evaluation of management and members of the board; development, implementation and adherence to a written program to improve the bank's loan portfolio management; protection of its interest in its criticized assets; implementation of a program that identifies and manages concentrations of credit risk; extension of the Bank’s strategic plan; extension of the Bank’s capital program and profit plan; additional plans for ensuring that the level of liquidity at the Bank is sufficient to sustain the current operations and withstand any anticipated or extraordinary demand; and a requirement for obtaining a determination of no supervisory objection from the OCC before accepting brokered deposits. The substantive actions called for by the agreement should strengthen the Bank and make it more efficient in the long-term. The Bank believes it is in compliance with the requirements included in the formal agreement at December 31, 2010.

The Company has entered into a memorandum of understanding with the Federal Reserve Bank of Richmond (“FRB”). The memorandum of understanding requires the Company to seek permission from the FRB before it takes certain actions such as payment of cash dividends, redemption of outstanding stock, etc. The Company believes it is in compliance with the memorandum of understanding with the FRB as of December 31, 2010.

NOTE 21 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows:

December 31,
	2010		2009
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and due from banks	$7,043,911	$7,043,911	$4,369,596	$4,369,596
Federal funds sold	5,110,000	5,110,000	1,670,000	1,670,000
Investment securities	24,655,686	24,655,686	30,044,193	30,044,193
Loans, gross	119,914,200	120,947,231	137,763,251	139,365,487
Cash surrender value of life insurance policies	1,908,112	1,908,112	1,838,663	1,838,663
Financial Liabilities
Deposits	140,646,392	139,176,006	152,381,274	150,540,716
Fed Funds purchased and customer sweeps	895,937	895,937	587,802	587,802
Customer repurchase agreements	2,050,000	2,137,395	2,669,200	2,766,397
Borrowings from FHLB	6,592,338	6,731,378	9,743,172	9,925,595
Broker repurchase agreements	5,000,000	5,212,655	5,000,000	5,182,105

The table below presents the balances of assets measured at fair value on a recurring or nonrecurring basis by level within the hierarchy of inputs that may be used to measure fair value.  Assets valued at fair value on a recurring basis are those valued at fair value at each balance sheet date, whereas those valued on a nonrecurring basis are not re-measured as of each balance sheet date. There are no liabilities measured at fair value on a recurring basis.

	December 31,2010
	Total	Level 1	Level 2	Level 3
Investment securities, recurring	$24,655,686	$15,369,729	$8,222,607	$1,063,350
Other real estate owned, nonrecurring	$10,278,599	$-	$-	$10,278,599
Impaired loans, nonrecurring	$10,414,838	$-	$-	$10,414,838
	December 31,2009
Investment securities, recurring	$30,044,193	$22,552,129	$6,350,014	$1,142,050
Other real estate owned, nonrecurring	$6,712,945	$-	$-	$6,712,948
Impaired loans, nonrecurring	$13,793,781	$-	$-	$13,793,781

The table below represents the activity in Level 3 assets that are measured at fair value on a recurring basis for the period January 1, 2010 to December 31, 2010.

Other Investments
Beginning balance	$1,142,050
Total realized and unrealized gains or losses:
Included in earnings	-
Included in other comprehensive income	-
Purchases	-
Sales (redemptions by FHLB)	78,700
Principal reductions	-
Transfers in and/or out of Level 3	-
Ending balance	$1,063,350

NOTE 22 - PARENT COMPANY INFORMATION

Following is condensed financial information of Cornerstone Bancorp (parent company only):

Condensed Balance Sheets
	December 31,
	2010	2009
Assets
Cash and interest bearing deposits	$525,773	$94,502
Investment in subsidiary	17,827,490	17,949,044
Other assets	8,996	9,720
Total Assets	$18,362,259	$18,053,266

Liabilities And Shareholders’ Equity
Accrued expenses	$3,547	$13,861
Shareholders’ equity	18,358,712	18,039,405
Total Liabilities and Shareholders’ Equity	$18,362,259	$18,053,266

Condensed Statements of Income
	Year ended December 31,
	2010	2009	2008
Income
Interest	$4,848	$4,645	$19,117

Expenses
Sundry	61,502	58,893	56,063
Loss before equity in undistributed net income (loss) of bank subsidiary	(56,654)	(54,248)	(36,946)

Equity in undistributed net income (loss) of subsidiary	(441,113)	(1,307,026)	262,262
Net income (loss)	$(497,767)	$(1,361,274)	$225,316

Condensed Statements of Cash Flows
	Year ended December 31,
	2010	2009	2008
Operating Activities
Net income (loss)	$(497,767)	$(1,361,274)	$225,316
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Equity in undistributed net (income) loss of subsidiary	441,113	1,307,026	(262,262)
Decrease (increase) in other assets	724	(715)	2
Increase (decrease) in accrued expenses	(10,314)	(489)	343
Net cash used for operating activities	(66,244)	(55,452)	(36,601)

Investing Activities
Investment in bank subsidiary	(499,999)	(299,999)	-

Financing Activities
Cash dividend paid	-	-	(597,471)
Cash paid in lieu of fractional shares	(1,024)	(1,715)	-
Issuance of preferred stock, net of expenses	998,538	-	-
Exercise of stock options, net of tax	-	80,000	81,833
Net cash provided (used) by financing activities	997,514	78,285	(515,638)

Net increase (decrease) in cash	431,271	(277,166)	(552,239)

Cash, beginning of year	94,502	371,668	923,907

Cash, end of year	$525,773	$94,502	$371,668