Form 10-K, Exhibit 13
period 2011-12-31
CORNERSTONE BANCORP/SC
filed 2012-03-28
CIK 1087455

EXHIBIT 13

Portions of Cornerstone Bancorp
2011 Annual Report to Shareholders
Incorporated by Reference into 2011 Form 10-K

CONTENTS

Letter from Chief Executive Officer	1
Business of Company	3
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Report of Independent Registered Public Accounting Firm	30
Consolidated Balance Sheets	31
Consolidated Statements of Income (Loss)	32
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)	33
Consolidated Statements of Cash Flows	34
Notes to Consolidated Financial Statements	35
Board of Directors and Management of the Company	62
Management of the Bank and Advisory Boards	63
Shareholder and Investor Information	65

Dear Shareholders,

On behalf of the board of directors of Cornerstone Bancorp, I would like to share our results for 2011. This year has continued to be challenging for the local economy and for Cornerstone. Real estate values and market activity have trended lower and some borrowers have continued to struggle. Throughout the downturn, Cornerstone has attempted to work with borrowers and to protect our assets. In 2011, we continued to make progress toward resolving the issues raised by the economy, and we anticipate that the worst of the economic decline is behind us.

Cornerstone posted a loss of $.71 per share for the year. This can be attributed to the decline in real estate values and the lack of market activity as well as a valuation allowance we placed against our deferred tax asset. Costs of maintaining foreclosed properties were high in 2011. If sales activity in real estate increases in 2012, we expect to be able to lower foreclosure expenses in the future.

At the beginning of the economic downturn, Cornerstone was in a position of having capital levels well above the regulatory required minimums. The level of capital held by the Company has allowed us to weather this downturn well.  We continue to maintain higher capital levels than those mandated by our primary regulatory agency, and we are focused on maintaining high capital levels going forward.

Over the next year we plan to serve our local communities and continue to offer in-person service and local decision making. We are still lending to qualified borrowers and offering a wide range of financial products. Our market areas are blessed with an excellent business climate and positive population growth, which are both necessary to overall economic health and prosperity.

The competitive landscape for our industry is undergoing numerous changes. Legislative and regulatory changes as well as mergers in and around our markets will continue to bring new challenges and players to our business. However, one thing that will not change is our commitment to the customers and communities we serve. Cornerstone will continue to offer products that cater to the needs of individuals and small businesses.

As always, our continued success depends on the support of our shareholders, customers, and friends. We appreciate your confidence and thank you for recommending us to your family and associates. Please let us know how we can serve you and the communities of the Upstate of South Carolina.

Sincerely,

J. Rodger Anthony
Chief Executive Officer
March 15, 2012

CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

Statements included in this report which are not historical in nature are intended to be, and are hereby identified as “forward looking statements” for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “should,” “could,” “would,” “assume,” “indicate,” “contemplate,” “seek,” “target,” “potential,” and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company’s new offices, future business prospects, revenues, working capital, adequacy of the allowance for loan losses, liquidity, capital needs, interest costs, future sales of repossessed collateral, income, and the economy, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors identified in this report, among others, and other risks and factors identified from time to time in the Company’s other reports filed with the Securities and Exchange Commission.

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

•	the effect of agreements with regulatory authorities, which restrict various activities and impose additional administrative requirements without commensurate benefits;

•	changes in requirements of regulatory authorities;

•	changes in accounting policies, rules, and practices;

•	sustainability of income tax filing positions taken by the Company and underlying assumptions;

•	cost and difficulty of implementing changes in technology or products;

•	loss of consumer confidence and economic disruptions resulting from terrorist activities;

•	ability to weather the current economic downturn;

•	loss of consumer or investor confidence; and

•	other factors and information described in this report and in any of the other reports we file with the Securities and Exchange Commission under the Securities Act of 1934.

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

BUSINESS OF THE COMPANY

Cornerstone Bancorp (the “Company”) is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the “Bank”). The Bank commenced business in 1999, and conducts a general banking business from three offices in the Easley area of Pickens County, in the Berea area of Greenville County, and in the Powdersville area of Anderson County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. (“Crescent”), which is an insurance agency that engages in limited operations.

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

Lending Activities

The Bank offers a range of lending services, including commercial loans, consumer loans, and real estate mortgage loans. To address the risks inherent in making loans, management maintains an allowance for loan losses based on, among other things, an evaluation of the Bank’s loan loss experience, management’s experience at other financial institutions in the market area, peer data, the amount of and trends in past due and nonperforming loans, current economic conditions and the values of loan collateral. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and specific loans. However, because there are certain risks that cannot be precisely quantified, management’s judgment of the allowance is necessarily approximate and imprecise. The adequacy and methodology of the allowance for loan losses is also subject to regulatory examination. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations-Loan Portfolio for additional information.

Real Estate Loans

One of the primary components of the Bank’s loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of short to mid-term commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans).  Interest rates may be fixed or adjustable and the Bank frequently charges an origination fee. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio at origination, established by independent appraisals, does not exceed 80%. In addition, the Bank generally requires personal guarantees of the principal owners of the property. The loan-to-value ratio at origination for first and second mortgage loans generally does not exceed 80%, and for construction loans generally does not exceed 75%, of cost. The Bank employs a reappraisal policy to routinely monitor real estate collateral values on real estate loans where the repayment is dependent on sale of the collateral. In addition, in an effort to control interest rate risk, long term residential mortgages are not originated for the Bank’s portfolio.

The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the borrowers. The ability of a borrower to repay a real estate loan depends upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, and the developer’s personal obligations under the loan are typically limited. In addition, construction loans also face the risks associated with inaccuracies in construction estimates, risk of over funding prior to completion of the related work, and other project-related risks. Speculative residential construction loans face the additional risk of over supply of homes in the market, and relatively few resources for accurately measuring inventory levels. (Cornerstone does not routinely originate construction and development loans with interest reserves, which are common in the industry, but elevate risk to the lender.) In the case of a real estate purchase loan that is not fully amortized, the borrower may be unable to repay the loan at the end of the loan term and thus may be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of the inability to refinance the loan. Each of these factors increases the risk of nonpayment by the borrower.

In 2007, the Company increased real estate construction loans approximately 60%. Some of the loans in this segment of the portfolio came under pressure when potential buyers faced a lack of available financing and unemployment levels increased significantly. As a result of the real estate crisis, which became evident in the Bank’s markets in 2009, the Bank tightened underwriting standards related to all of its loan segments. The Bank’s loan policy now contains specific minimum net worth requirements for borrowers, minimum debt coverage ratios, and for loans to construct single family residential properties, written contracts with the end purchaser that contain significant consequences to the purchaser for terminating the contract. The construction segment of the Bank’s business is managed in specific ways in order to minimize the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and arrange for third-party inspections of completed work prior to issuing additional construction loan draws. Speculative construction loans are not currently offered in general by the Bank, unless extenuating circumstances exist.

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

Consumer Loans

The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and unsecured revolving lines of credit.  The secured installment and term loans to consumers generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes and household furnishings, with the collateral for each loan being the purchased property.  The underwriting criteria for home equity loans and lines of credit are generally the same as applied by the Bank when making a first mortgage loan, as described above, and home equity lines of credit (“HELOCs”) typically expire 15 years or less after origination, unless renewed or extended.

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

Other Services

The Bank participates in a network of automated teller machines that may be used by Bank customers in major cities throughout the United States and the world. The Bank offers both VISA and MasterCard brands of credit and debit cards together with related lines of credit. The lines of credit may be used for overdraft protection as well as pre-authorized credit for personal purchases and expenses. Credit cards are underwritten and funded by a third party provider. The Bank also provides stored value cards, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but does not currently provide international or trust banking services, other than foreign currency exchange through a correspondent bank. The Bank offers an Internet banking product accessible via the Bank’s custom website at www.cornerstonenationalbank.com. The interactive banking product includes an electronic bill payment service that allows customers to make scheduled and/or recurring bill payments electronically. The Bank also offers remote check deposit services to commercial and small business customers. The Bank offers merchant and other business related services to its commercial customers.

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

Effect of Economic Trends

Problems in the economy over the last several years have adversely impacted the ability of some borrowers to repay their loans. Although the Company’s market area has not experienced the negative effects of the recession and declines in real estate markets to the same extent as some other markets in the country, these factors have had a significant effect on our operations as evidenced by the increases in our charge-offs, nonaccrual loans and real estate owned. The majority of problem loans in 2010 and 2011 were real estate loans. These loans were often collateralized by newly constructed homes or undeveloped land, and those foreclosed were foreclosed on after real estate sales in the Company’s market area decreased significantly beginning in the summer of 2008. Borrowers were generally builders and developers who did not have the cash flow required to support the level of inventory financed with area banks. The process of foreclosure in South Carolina is lengthy and expensive. The impact of foregone interest on nonaccruing loans in the process of foreclosure combined with attorney’s fees, property taxes, and costs to sell repossessed property negatively impacted the Company’s income in 2009, 2010, and 2011. The residential market for single family homes in South Carolina has significant inventory. This inventory will take time for the market to absorb and the Company expects to continue through 2012 with elevated other real estate owned balances. In addition, the real estate and construction industries have been significant employers in the past in South Carolina, and activity in these industries is not expected to return to pre-2008 levels in 2012. South Carolina is currently looking to other industries to provide job creation and economic prosperity in the State.

The current outlook for the national economy in the United States (“U.S.”) is cautiously optimistic. Throughout 2011 the economy showed mixed signs of recovery, and high unemployment levels persist. The Company expects slow improvement in 2012 in its market areas.

Earnings Performance

The Company reported a loss of $1.5 million or $.71 per common share for the year ended December 31, 2011 compared to a loss of $497,767, or $.24 per common share, for the year ended December 31, 2010. The Company reported a loss of $1.4 million in 2009, or $.62 per basic and diluted common share. The Company’s net loss increased in 2011, in comparison to 2010, due to the recording of a valuation allowance against the Company’s deferred tax assets in the amount of $908,441. On a pre-tax basis the Company lost $580,707 in 2011, $886,040 in 2010, and $2.2 million in 2009. Foreclosure and holding costs associated with repossession of the underlying collateral on nonperforming loans were significant in 2011 as well as 2010.  These costs, combined with the deferred tax asset valuation allowance,  made it impossible to return to profitability in 2011.

 The Company’s net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) decreased to approximately $4.9 million from $5.1 million in 2010. Net interest income was $4.6 million in 2009.  The Company had noninterest income of approximately $746,356 in 2011 compared to $1.1 million in 2010 and $1.2 million in 2009. Noninterest income for 2010 and 2009 included gains on the sale of investments of $325,656 and $299,063, respectively. The Company provided $670,000, $1.26 million, and $2.96 million to the allowance for loan losses in 2011, 2010, and 2009, respectively, and had other operating expenses of $5.5 million, $5.8 million, and $5.1 million in 2011, 2010, and 2009, respectively.

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

For the years ended December 31, 2011, 2010, and 2009, net interest income was $4.9 million, $5.1 million, and $4.6 million, respectively. The decrease in 2011 from 2010 is primarily attributable to lower volumes of loans, the asset type with the highest yield for the Bank. The decline was partially offset by decreases in the Bank’s cost of funds (see “Rate/Volume Analysis of Net Interest Income” below). In 2011 total average interest earning assets decreased to $147.3 million from $169.0 million in 2010. Average yields on interest earning assets decreased slightly from 4.64% in 2010 to 4.55% in 2011. The Bank was able to increase average yields on the loan portfolio as loans renewed, increasing yields to 5.52% in 2011 from 5.37% in 2010. However, the increase in yield was not sufficient to offset the decrease in average balances. In 2010 average loan yields increased in comparison to average loan yields in 2009, but overall average earning asset yields declined as a result of the significant decline in average yields on investment securities.  Nonetheless, a significant decline in the cost of funds in 2010 in comparison to 2009 (1.77% in 2010 versus 2.25% in 2009) contributed to an increase in the net interest margin in 2010 of 29 basis points over 2009 levels.

The tables, "Average Balances, Yields and Rates," provide a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2011, 2010, and 2009.

Average Balances, Yields and Rates
(Dollars in thousands)

	Year ended December 31, 2011			Year ended December 31, 2010
	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)
Assets
Securities	$26,277	$821	3.12%	$27,021	$916	3.39%
Federal Funds Sold	14,706	17	.12%	13,349	19	.14%
Loans (3), (4)	106,301	5,863	5.52%	128,651	6,913	5.37%
Total interest earning assets	147,284	6,701	4.55%	169,021	7,848	4.64%
Cash and due from banks, non-interest bearing	865			799
Allowance for loan losses	(2,386)			(2,690)
Premises and equipment	5,130			5,248
Cash surrender value of life insurance policies	1,940			1,872
Other real estate owned	13,971			8,079
Other assets	1,977			3,091
Total assets	$168,781			$185,420

Liabilities and shareholders' equity
Interest bearing liabilities:
Interest bearing transaction accounts	$13,487	55	.41%	$12,887	59	.46%
Savings and money market	50,479	405	.80%	50,451	753	1.49%
Time deposits	63,260	1,007	1.59%	75,635	1,519	2.01%

Total interest bearing deposits	127,226	1,467	1.15%	138,973	2,331	1.68%
Federal Funds purchased and customer repurchase agreements	2,176	27	1.23%	2,864	38	1.33%
FHLB advances	2,658	94	3.53%	8,033	201	2.50%
Broker repurchase agreements(5)	4,874	240	4.92%	5,000	177	3.54%
Total interest bearing liabilities	136,934	1,828	1.33%	154,870	2,747	1.77%
Noninterest bearing demand deposits and other liabilities	13,710			12,271
Shareholders' equity	18,137			18,279
Total liabilities and shareholders' equity	$168,781			$185,420
Interest rate spread (6)			3.22%			2.87%
Net interest income and net yield on earning assets(7)		$4,873	3.31%		$5,101	3.02%
Interest free funds supporting earning assets (8)	$10,350			$14,151

(1)	Average balances of interest-earning assets and interest-bearing liabilities calculated based on a daily basis.
(2)
Calculated based on the number of days in the year that each type of asset or liability was in existence. Yield calculated on a pre-tax basis. The estimated tax equivalent yield on securities was 3.52% in 2011 and 3.80% in 2010.

(3)	Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4)	Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is $40,033 in 2011 and $91,712 in 2010, respectively.
(5)	Interest expense on broker repurchase agreements includes the prepayment of a repurchase agreement in the amount of $2.0 million, which accelerated interest expense by $67,318 in 2011.
(6)	Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(7)	Net interest income divided by total interest earning assets.
(8)	Total interest earning assets less total interest bearing liabilities.

Average Balances, Yields and Rates
 (Dollars in thousands)

	Year ended December 31, 2010			Year ended December 31, 2009
	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)
Assets
Securities	$27,021	$916	3.39%	$23,652	$1,026	4.34%
Federal Funds Sold	13,349	19	.14%	9,994	16	.16%
Loans (3), (4)	128,651	6,913	5.37%	138,066	6,998	5.07%
Total interest earning assets	169,021	7,848	4.64%	171,712	8,040	4.68%
Cash and due from banks, non-interest bearing	799			1,187
Allowance for loan losses	(2,690)			(1,982)
Premises and equipment	5,248			5,424
Cash surrender value of life insurance policies	1,872			1,801
Other real estate owned	8,079			2,402
Other assets	3,091			2,308
Total assets	$185,420			$182,852

Liabilities and shareholders' equity
Interest bearing liabilities:
Interest bearing transaction accounts	$12,887	59	.46%	$13,169	75	.57%
Savings and money market	50,451	753	1.49%	34,936	657	1.88%
Time deposits	75,635	1,519	2.01%	86,435	2,199	2.54%

Total interest bearing deposits	138,973	2,331	1.68%	134,540	2,931	2.18%
Federal Funds purchased and customer repurchase agreements	2,864	38	1.33%	3,842	78	2.04%
FHLB advances	8,033	201	2.50%	8,559	238	2.78%
Broker repurchase agreements	5,000	177	3.54%	5,000	177	3.53%
Total interest bearing liabilities	154,870	2,747	1.77%	151,941	3,424	2.25%
Noninterest bearing demand deposits and other liabilities	12,271			11,941
Shareholders' equity	18,279			18,970
Total liabilities and shareholders' equity	$185,420			$182,852
Interest rate spread (5)			2.87%			2.43%
Net interest income and net yield on earning assets(6)		$5,101	3.02%		$4,616	2.69%
Interest free funds supporting earning assets (7)	$14,151			$19,771

(1)	Average balances of interest-earning assets and interest-bearing liabilities calculated based on a daily basis.
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

Year ended December 31, 2011 compared to 2010

	Increase (Decrease) Due to
	Rate	Volume	Rate/Volume(1)	Change
Interest earned on:		(Dollars in thousands)
Securities (2)	$(72)	$(25)	$2	$(95)
Federal Funds sold	(3)	2	(1)	(2)
Loans	183	(1,201)	(32)	(1,050)
Total interest income	108	(1,224)	(31)	(1,147)

Interest paid on:
Deposits	(670)	(245)	51	(864)
Federal Funds purchased and customer repurchase agreements	(3)	(9)	1	(11)
FHLB advances	83	(134)	(56)	(107)
Broker repurchase agreements	69	(4)	(2)	63
Total interest expense	(521)	(392)	(6)	(919)

Change in Net Interest Income	$629	$(832)	$(25)	$(228)

(1)	Rate/Volume is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.
(2)	Income calculated on a pre-tax basis.

Year ended December 31, 2010 compared to 2009

	Increase (Decrease) Due to
	Rate	Volume	Rate/Volume(1)	Change
Interest earned on:		(Dollars in thousands)
Securities (2)	$(224)	$146	$(32)	$(110)
Federal Funds sold	(2)	5	-	3
Loans	421	(477)	(29)	(85)
Total interest income	195	(326)	(61)	(192)

Interest paid on:
Deposits	(613)	15	(2)	(600)
Federal Funds purchased and customer repurchase agreements	(27)	(20)	7	(40)
FHLB advances	(24)	(15)	2	(37)
Broker repurchase agreements	-	-	-	-
Total interest expense	(664)	(20)	7	(677)

Change in Net Interest Income	$859	$(306)	$(68)	$485

(1)	Rate/Volume is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.
(2)	Income calculated on a pre-tax basis.

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

When interest sensitive liabilities exceed interest sensitive assets for a specific repricing “horizon,” a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap such as the Bank, falling interest rates would be expected to have a positive effect on net interest income and increasing rates would be expected to have the opposite effect.  However, if one or more assumptions prove incorrect, the margin may not be impacted in the manner expected. On a cumulative basis, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2011 of $38.9 million, for a cumulative gap ratio of .62 calculated at the one-year time horizon, assuming that all assets and liabilities would reprice at the earliest possible time. However, this analysis includes mortgage-backed securities in their year of final maturity and assumes that all non-maturing deposits will reprice immediately. Many instruments may not reprice in conjunction with final maturities, and interest-bearing liabilities, in particular, may not reprice in conjunction with or by the same magnitude as movements in market interest rates.

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

Interest Sensitivity Analysis
	December 31, 2011
	Immediate	1-3 Months	3-12 Months	1-3 Years	3-5 Years	5-15 Years	> 15 Years	Total
	(Dollars in thousands)
Interest earning assets
Securities (1)	$-	$-	$12	$295	$729	$13,806	$13,784	$28,626
Federal funds sold	12,620	-	-	-	-	-	-	12,620
Loans (2)(3)	29,247	4,373	18,118	21,611	14,032	1,895	4,105	93,381
Total interest earning assets	41,867	4,373	18,130	21,906	14,761	15,701	17,889	134,627

Interest bearing deposits
Interest bearing transaction accounts	14,750	-	-	-	-	-	-	14,750
MMDAs & Savings	47,236	-	-	-	-	-	-	47,236
Time deposits	-	11,115	28,235	17,384	3,054	-	-	59,788
Federal Funds purchased and Customer repurchase agreements	68	-	1,700	-	-	-	-	1,768
FHLB advances	-	38	113	232	59	2,000	-	2,442
Broker repurchase agreements	-	-	-	-	3,000	-	-	3,000
Total interest bearing liabilities	62,054	11,153	30,048	17,616	6,113	2,000	-	128,984

Interest sensitivity gap	$(20,187)	$(6,780)	$(11,918)	$4,290	$8,648	$13,701	$17,889	$5,643
Cumulative interest sensitivity gap	$(20,187)	$(26,967)	$(38,885)	$(34,595)	$(25,947)	$(12,246)	$5,643	$5,643
Gap ratio	.67	.39	.60	1.24	2.41	7.85	-
Cumulative gap ratio	.67	.63	.62	.71	.80	.91	1.04

	December 31, 2010
	Immediate	1-3 Months	3-12 Months	1-3 Years	3-5 Years	5-15 Years	> 15 Years	Total
	(Dollars in thousands)
Interest earning assets
Securities (1)	$-	$-	$-	$102	$997	$10,210	$13,346	$24,655
Federal funds sold	5,110	-	-	-	-	-	-	5,110
Loans (2)(3)	47,867	7,844	7,746	24,985	21,687	1,036	8,749	119,914
Total interest earning assets	52,977	7,844	7,746	25,087	22,684	11,246	22,095	149,679

Interest bearing deposits
Interest bearing transaction accounts	12,622	-	-	-	-	-	-	12,622
MMDAs & Savings	50,897	-	-	-	-	-	-	50,897
Time deposits	995	16,252	31,300	14,217	3,981	-	-	66,745
Federal Funds purchased and Customer repurchase agreements	896	-	2,050	-	-	-	-	2,946
FHLB advances	-	4,038	113	301	140	2,000	-	6,592
Broker repurchase agreements	-	-	-	2,000	3,000	-	-	5,000
Total interest bearing liabilities	65,410	20,290	33,463	16,518	7,121	2,000	-	144,802

Interest sensitivity gap	$(12,433)	$(12,446)	$(25,717)	$8,569	$15,563	$9,246	$22,095	$4,877
Cumulative interest sensitivity gap	$(12,433)	$(24,879)	$(50,596)	$(42,027)	$(26,464)	$(17,218)	$4,877	$4,877
Gap ratio	.81	.39	.23	1.52	3.19	5.62	-
Cumulative gap ratio	.81	.71	.58	.69	.81	.88	1.03

(1)	Securities with call features have been included in the period in which the security matures.
(2)	There were no unamortized deferred loan fees included in the above tables in either year.
(3)	Nonaccruing loans of $4.1 million are included in the 2011 table. Nonaccruing loans of $9.7 million are included in the 2010 table. All nonaccruing loans are included in the >15 years category.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

	Year ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Allowance for loan losses, beginning of year	$2,703	$2,695	$1,699
Provision for loan losses	670	1,260	2,955
Charge-offs	(1,355)	(1,252)	(1,959)
Recoveries	24	-	-

Allowance for loan losses, end of year	$2,042	$2,703	$2,695

See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses. Refer to Note 5 to the Company’s Consolidated financial statements contained elsewhere herein for additional information regarding activity in the allowance for loan losses as well as “Allowance for Loan Losses” below.

Noninterest Income

Noninterest income, which consists primarily of service charges on deposit accounts, gains and losses on securities sales, and other fee income, decreased by $322,320 to $746,356 in 2011 from $1.1 million in 2010 and decreased by $141,000 to $1.1 million in 2010 from $1.2 million in 2009. The main reason for the decline was the gain on the sale of securities in 2010. No securities were sold in 2011. Service charges were fairly stable in 2011 and 2010. The Company sold securities with a fair value of $ 8.1 million and $10.8 million in 2010 and 2009, respectively, resulting in a net gain of approximately $326,000 in 2010 and $299,100 in 2009.  Mortgage loan origination fee income continued a trend of decreases in 2009. Effective November 30, 2009, the Company closed its mortgage origination department due to the difficulties involved in brokering mortgage loans to third party investors. When the housing and mortgage markets stabilize, the Company intends to reevaluate offering conventional 30 and 15-year mortgage loans to its customers.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy costs, data processing expenses and professional and regulatory fees, totaled $5.5 million in 2011, down from $5.8 million in 2010, and compared to $5.1 million in 2009. Salaries and employee benefits decreased $57,315 in 2011 compared to 2010 and $154,000 in 2010 from 2009. As of the end of 2011 and 2010, the Company employed 35 full-time employees. Net occupancy and equipment expenses decreased to $530,827 in 2011 from $542,138 in 2010 and $572,025 in 2009. Loan expenses were fairly stable from 2010 to 2011. Both years were lower than 2009 as fewer loans entered the foreclosure process. However, holding costs for other real estate owned increased dramatically as more properties completed the foreclosure process and real estate sales slowed in the Company’s markets. Professional and regulatory fees decreased in 2011 in comparison to 2010 as the Company’s deposit insurance premiums decreased after increasing in 2010 and 2009. Real estate values continued to be depressed in the Company’s market areas in 2011 so losses on sales of foreclosed real estate and impairment charges continued, although not at the same level as that experienced in 2010.  The Company’s efficiency ratio, which is measured as the ratio of noninterest expense to the sum of net interest income plus other income expressed as a percentage, was 98.4% in 2011, 94% in 2010, and 86% in 2009.

Income Taxes

In 2011 the Company recorded income tax expense of $908,441. The expense primarily related to the establishment of a full valuation allowance against the Company’s deferred tax asset. A valuation allowance is recorded against a deferred tax asset in situations where evidence regarding the ability to use the benefit in the near term does not outweigh the likelihood that the benefit will not be available for use. Due to the current outlook for unemployment and interest rates, the Company’s management determined that the situation warranted recognition of a valuation allowance in the third quarter of 2011. In that quarter, the Federal Open Market Committee (“FOMC”) announced that interest rates would remain at historical lows through the middle of the year 2013 due to unemployment rates and other economic issues. Since the announcement was made, the FOMC has made an additional announcement predicting that economic activity will remain restrained and unemployment rates will remain high through 2014, which will keep interest rates low for an additional period of time. A low interest rate environment can create a difficult operating environment for community banks which rely on the net interest margin for a significant portion of their operating revenues. In addition, the FOMC’s evaluation of the overall health of the US economy made it difficult to provide sufficient evidence that the Company would be able to utilize the deferred tax asset in the near term to offset taxable income.

 For 2010 the Company recorded an income tax benefit of $388,273 compared to a benefit of $819,737 in 2009. The primary reasons for the benefit recognized in 2010 and 2009 are the exclusions of nontaxable municipal bond income and operating expenses related to nonperforming assets. The financial accounting standard under which the Bank accounts for income taxes  requires certain items of income and expense (principally provision for loan losses, depreciation, and prepaid expenses) to be included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to Notes 1 and 14 to the Company’s consolidated financial statements contained elsewhere herein for more information.

Investment Securities

Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by accounting principles generally accepted in the United States (“GAAP”) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2011, 2010, and 2009, the Bank’s investment portfolio comprised approximately 17.4%, 14.2%, and 15.9%, respectively, of total assets.

The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2011 and 2010. Available-for-sale securities are stated at estimated fair value. The Company had no held-to-maturity securities in either period. Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost. However, there can be no assurance that these stocks will be redeemed at par value in the future. There are no individual issuers, other than government sponsored enterprises, whose securities represent more than 10% of the Company’s consolidated shareholders’ equity at December 31, 2011. Government sponsored enterprises (“GSEs”) are agencies and corporations established by the U. S. Government, including among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks.  Until 2008, securities issued by these enterprises were not obligations of the U. S. Government and were not backed by the full faith and credit of the U. S. Government or otherwise guaranteed by the U. S. Government, although they were commonly treated as guaranteed. In 2008, in an attempt to stabilize U.S. and international financial markets, the U.S. Government explicitly guaranteed certain debt instruments of the GSEs. These securities have generally been, and will continue to be, eligible to be used as security for public deposits of the U. S. Treasury, government agencies and corporations, and states and other political subdivisions. At December 31, 2011 and 2010, securities with a fair value of $11.5 million and $17.1 million, respectively, were pledged to collateralize public deposits, sweep accounts, and customer and broker repurchase agreements. FHLB stock is generally pledged against outstanding advances. Fair values are generally determined by a third party pricing service and validated against one or more independent pricing services. Refer to Note 4 to the Company’s consolidated financial statements contained elsewhere herein for more information. The Company had no other-than-temporary impairment losses in 2011 or 2010. The Company does not currently own any private label asset-backed securities, mortgage derivative investments, or investments in trust preferred securities.

Investment Securities Portfolio Composition

	December 31,
	2011	2010
(Dollars in thousands)
Available for sale:
Mortgage-backed securities	$18,972	$10,993
Municipal bonds	8,770	8,223
Government sponsored enterprise bonds	-	4,377
Total available for sale	27,742	23,593

Federal Reserve Bank of Richmond stock	423	405
Federal Home Loan Bank of Atlanta stock	461	658

Total	$28,626	$24,656

The following table presents contractual maturities and weighted average yields of securities at December 31, 2011 and 2010. Securities are presented at their carrying value (available for sale securities are carried at fair value and other securities are carried at book value, which is equal to their amortized cost.)

Investment Securities Portfolio Maturities and Yields

	December 31, 2011		December 31, 2010
	Amount	Yield(1)	Amount	Yield(1)
	(Dollars in thousands)		(Dollars in thousands)
Available for sale securities:

FNMA and FHLMC Mortgage-backed securities (2)
Within one year	$12	4.16%	$-	-%
After one through five years	31	3.58%	102	3.82%
After 10 years	18,929	2.40%	10,891	2.25%

Municipal bonds
After one through five years	994	3.69%	997	3.69%
After five through ten years	1,431	4.05%	992	4.04%
After 10 years	6,345	4.19%	6,233	4.18%

Government sponsored enterprises
After five through ten years	-	-%	2,509	3.88%
After 10 years	-	-%	1,868	3.25%

Other securities
No stated maturity	884	3.02%	1,063	2.52%
Total	$28,626		$24,655

(1)	Yields calculated on a pre-tax basis.
(2)	These securities mature on an amortizing basis, and are included in the table in the period of final maturity.

While three of the Company’s mortgage-backed securities available-for-sale are in an unrealized loss position as of December 31, 2011, none has been in an unrealized loss position for twelve months or more. None of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. The Company’s investments are obligations of the United States, its sponsored enterprises, or municipal securities. In the opinion of Management, there is no concentration of credit risk in the investment portfolio.

Loan Portfolio

The Bank offers a range of lending services, including commercial loans, consumer loans, and real estate mortgage loans. (Refer to “BUSINESS OF THE COMPANY- Services of the Bank- Lending Activities” above for additional information regarding the types of loans made by the Company and risks inherent in each individual type of loan.) To address the risks inherent in making loans, management maintains an allowance for loan losses based on, among other things, an evaluation of the Bank’s loan loss experience, management’s experience at other financial institutions in the market area, peer data, the amount of and trends in past due and nonperforming loans, current economic conditions and the values of loan collateral. (Refer to Note 5 to the Company’s consolidated financial statements contained elsewhere herein for more information, including portfolio segmentation methodology, delinquent loan information, and information regarding the allowance for loan losses.) Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and specific loans. However, because there are certain risks that cannot be precisely quantified, management’s judgment of the allowance is necessarily approximate and imprecise. The adequacy and methodology of the allowance for loan losses are also subject to regulatory examination. See “BUSINESS OF THE COMPANY-Services of the Bank- Lending Activities” above for more information regarding the types of loans offered by the Company and the risks associated with each major portfolio segment.

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

Loans made outside the loan policy guidelines may present additional credit risk to the Company. In order to monitor these loans and the total number and amount of loans made with exceptions to loan policies, the Bank monitors all loans approved with policy exceptions. Statistics regarding the number of loans and the amount of loans with policy exceptions are reported to the Board of Directors monthly. One of the policy exceptions reported is for loans exceeding the regulatory guidelines on loan to value ratios. The regulatory loan to value guidelines permit exceptions to the guidelines not to exceed 100% of Total Regulatory Capital for single family residential mortgage loans ($18.1 million at December 31, 2011), or 30% of Total Regulatory Capital for real estate loans other than single family residential loans ($5.4 million as of December 31, 2011). As of December 31, 2011, the Bank had $3.7 million of loans which exceeded regulatory loan to value guidelines. This amount is within the allowable maximum of exceptions to the guidelines.  Of the total exceptions, 63.2% were not exceptions at the time the loans were made, but became exceptions upon reappraisal. Reappraisals are routinely ordered when a loan is collateral dependent and showing signs of weakness. Specifically, the Company’s reappraisal policy states that collateral for single family construction loans will be reappraised if the home is complete and remains unsold for twelve months, or if the original loan has been outstanding for eighteen months. For development loans, if lot absorption varies from the original appraiser’s estimates by 25% or more, the collateral will be reappraised. Additionally, the Company’s guidelines require that real property be appraised prior to renewal, modification, or extension of the loan. Collateral will also be reappraised if there is any indication that the collateral may have decreased significantly in value. An evaluation, rather than a full, certified appraisal, may or may not be used after consideration of the risk involved with the transaction, and the need to remain within safe and sound banking practices. If the value of collateral decreases significantly upon reappraisal, the Company may take any one or a combination of steps to protect its position. Possible actions include requesting additional collateral from the borrower, requiring the borrower to make principal reductions on the loan, or charge-off of a portion of the loan balance.

The Company currently has concentrations in real estate lending, including construction and development loans. This segment of the Bank’s business is managed in specific ways in order to minimize the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and perform or commission inspections of completed work prior to issuing additional construction loan draws. In addition, management employs additional procedures for monitoring construction loans such as engaging an independent appraiser to perform routine inspections of construction work to determine the percentage complete prior to approval of draws on construction loans. However, even tight internal controls and management oversight will not prevent some borrowers from defaulting on these types of loans. Where declining market conditions persist for a long period of time, many participants in the housing and real estate construction industries cannot continue to perform as specified in their loan agreements without sales activity. In such cases, the Bank attempts to work with various borrowers in the real estate and construction industry to minimize the effect on the Bank and the borrowers. Loans in this situation are placed on nonaccrual, and included in the Company’s impaired loans. See “Impaired Loans” below.

The banking industry offers products that can increase credit risk should economic conditions change over the course of a loan’s life. Interest-only loans, adjustable rate loans, and loans with amortization periods that differ from the maturity date (i.e., balloon payment loans) are examples of products that could subject the Company to increased credit risk in periods of changing economic conditions. The Company evaluates each customer’s credit worthiness based on current and expected economic conditions and underwrites and monitors each such loan for associated risks. Therefore, Management does not believe that these particular products subject the Company to unusual credit risk. As of December 31, 2011, the Bank did not have in its portfolio any residential mortgage loans with negative amortization features, long term interest only payment features, or loan to value ratios at origination in excess of 100%.

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

The amount of loans outstanding at December 31, 2011 and 2010 are shown in the following table according to type of loan. These are the same portfolio segments that management uses to manage and evaluate the loan portfolio. These are also consistent with regulatory segments of the portfolio.

Loan Portfolio Composition

December 31,
2011		2010
(Dollars in thousands)
Amount	% of Loans	Amount	% of Loans

Real estate loans – construction /development	$26,811	28.7%	$41,855	34.9%
Real Estate – single family, including HELOC	14,341	15.4	19,605	16.4
Real Estate – Nonfarm, nonresidential	40,006	42.9	43,080	35.9
Real Estate – Multifamily residential	1,694	1.8	1,794	1.5
Commercial and industrial and other	9,842	10.5	12,581	10.5
Consumer installment	687	.7	999	.8
Total Loans	93,381	100.0%	119,914	100.0%
Less allowance for loan losses	(2,042)		(2,703)
Net Loans	$91,339		$117,211

Maturity Distribution of Loans

The Bank’s loan portfolio contains a component of adjustable rate loans. As of December 31, 2011, approximately $30.9 million or 33.1% of the Bank’s loan portfolio was variable rate. These loans are generally tied to the prime rate and may or may not have minimum or maximum rates included in the terms.

The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2011, as well as the type of interest requirement on loans with maturities greater than one year. For purposes of this table, variable rate loans are included in the period of their final maturity, as opposed to their repricing date.

Maturity Distribution on Loans

	December 31, 2011
	(Dollars in Thousands)
	1 Year	1-5	5 Years
	or Less	Years	or More	Total

Loans secured by real estate-construction/development	$15,375	$11,175	$261	$26,811
Loans secured by real estate- single family, including HELOC	1,723	6,430	6,188	14,341
Loans secured by real estate- nonfarm, non-residential	11,507	26,839	1,660	40,006
Loans secured by real estate- multifamily	146	1,548	-	1,694
Commercial and industrial	6,065	3,761	16	9,842
Consumer	463	224	-	687
Total	$35,279	$49,977	$8,125	$93,381

Predetermined rate, maturity greater than one year		$35,431	$1,875	$37,306

Variable rate, maturity greater than one year		$14,546	$6,250	$20,796

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

Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments and can include others deemed to be impaired for circumstances other than delinquency over 90 days. As of December 31, 2011, the Bank had nonaccrual loans of $4.1 million and other impaired loans totaling $1.1 million, including troubled debt restructurings. Nonaccruals include nine loans. All of the loans on non-accrual are collateral dependent. All but one of these loans are in the process of foreclosure or other collection processes as of December 31, 2011. If these loans had been current, the Company would have recorded additional interest income of approximately $204,476 in 2011. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated income statement. Impairment reserves of $40,379 are included in the allowance for loan losses related to impaired loans as of December 31, 2011. The Company has already charged-off $333,303 (included in total charge-offs for 2011 or 2010) related to these loans as of December 31, 2011. The Company’s investment in nonaccruing loans increased throughout 2009 and 2010, but has declined in 2011. Impaired loans by portfolio segment are included in note 5 to the Company’s Consolidated Financial Statements contained elsewhere herein.

The Company considers restructured loans to be impaired under the definition of an impaired loan. As of December 31, 2011 the bank had seven loans totaling approximately $989,000 that are restructured in some manner (included above) but were not on nonaccrual as of December 31, 2011. (See table below.) All of these loans are in compliance with their restructured terms, but deemed to be impaired due to changes in the original terms, or due to the absence of terms that would be in effect under normal conditions, such as interest-only payment requirements. The Company has not charged off amounts associated with accruing impaired loans as of December 31, 2011. Refer to Note 5 to the Company’s consolidated financial statements contained elsewhere herein for more information. The allowance for loan losses includes management’s best estimate of the probable losses on these loans. At December 31, 2010, the Bank had $9.7 million of nonaccrual loans or loans 90 days or more past due.

Troubled Debt Restructurings (“TDRs”) are included in the table below by portfolio segment.

December 31, 2011
TDRs Performing according to restructured terms	TDRs in default or nonaccruing
(Dollars in thousands)

Loans secured by real estate – construction/development	$288	$2,057
Loans secured by real estate – single family (1)	339	-
Loans secured by real estate – multi-family	-	-
Loans secured by real estate –nonfarm, nonresidential	308	238
Commercial and industrial loans	54	-
Consumer loans	-	-
Total	$989	$2,295

(1)	Includes HELOC loans.

Delinquent loans and loans on non-accrual are presented by portfolio segment in the table below.

	December 31, 2011		December 31, 2010
	Past due 30-89 Days	Nonaccrual or Past due over 90 Days (2)	Past due 30-89 Days	Nonaccrual or Past due over 90 Days (2)
	(Dollars in thousands)

Loans secured by real estate – construction/development	$-	$2,387	$891	$7,218
Loans secured by real estate – single family (1)	141	105	1,978	1,522
Loans secured by real estate – multi-family	-	693	-	-
Loans secured by real estate –nonfarm, nonresidential	309	900	-	-
Commercial and industrial loans	18	-	-	992
Consumer loans	-	-	-	-
Total	$468	$4,085	$2,869	$9,732

(2)	Includes HELOC loans.
(3)	As of December 31, 2011 and 2010 all of the loans past due more than 90 days were on nonaccrual.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank’s portfolio. Potential problem loans include loans such as loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. Loans in the amount of $2.3 million (including $788,000 of loans secured by real estate- construction/development) had been determined by management to be potential problem loans at December 31, 2011. The majority of these loans are secured by real estate. These loans have not been restructured as of December 31, 2011 and are not on nonaccrual, but they exhibit some weaknesses. Management is currently assessing the potential impact on the Bank and the Company and closely monitoring these loans. Reassessment would be in the form of a new appraisal on, or evaluation of, the collateral supporting the loan if the loan is collateral dependent.

Allowance for Loan Losses

The allowance for loan losses is increased by provisions that are direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses, management takes into consideration the historical loan losses experienced by the Bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2011.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. The calculation also provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. The loan portfolio is segmented by management into the classifications used by the regulatory agencies. Those categories are listed in the table “Loan Portfolio Composition” above. These categories are used for analyzing the portfolio and for purposes of calculating the allowance for loan losses because they have specific, defined characteristics that can be used for consistent evaluation and reporting by management internally and to regulatory agencies. For more information refer to Note 5 to the Company’s Consolidated financial statements included elsewhere herein.

Since the Bank generally lends on various types of real-estate collateral, the regulatory definitions, which split real estate collateral into several sub-types, provide a defined, consistent system for tracking loan balances and charge-offs. These categories are also useful in comparing the Bank to its regional community bank peers. The Bank’s historical charge-off rates, by regulatory category, are calculated, reviewed for additional subjective factors that should be considered for the current outlook, and then applied to ending balances of loans not specifically reviewed for impairment. These estimates, along with the loans specifically reviewed for impairment, are used in the analysis of the adequacy of the allowance for loan losses completed on a quarterly basis. As described in Notes 1 and 5 to the Company’s consolidated financial statements, loans rated Other Assets Especially Mentioned (“or Special Mention”), Substandard, Doubtful, or Loss are individually evaluated for impairment, and the estimate of the amount of allowance for loan losses is computed based on individual facts and circumstances, such as appraised value of collateral, and similar factors. See notes 1 and 5 to the Company’s consolidated financial statements for further information, including the amount of loans in each rating category as described above.

The table below summarizes the Company’s loan loss experience in 2011 and 2010.

Summary of Loan Loss Experience

	Year ended December 31,
	2011	2010
	(Dollars in thousands)

Total loans outstanding at end of period	$93,381	$119,914
Average amount of loans outstanding	106,301	128,652

Balance of allowance for loan losses-beginning	$2,703	$2,695
Loans charged-off
Loan secured by real estate – construction/development	783	979
Loan secured by real estate – single family	352	249
Loan secured by real estate –nonfarm, nonresidential	100	-
Commercial and industrial loans	120	21
Loans to consumers	-	3
Total charge-offs	1,355	1,252
Recoveries of loans previously charged-off (commercial)	24	-
Net charge-offs	(1,331)	(1,252)

Additions to allowance charged to expense Additions to allowance charged to expense	670	1,260
Balance of allowance for loan losses-ending	$2,042	$2,703

Ratios

Net charge-offs to average loans outstanding	(1.25%)	(.973%)
Net charge-offs to loans at end of period	(1.43%)	(1.04%)
Allowance for loan losses to average loans	1.92%	2.10%
Allowance for loan losses to loans at end of period	2.19%	2.25%
Net charge-offs to allowance for loan losses	(65.17%)	(46.31%)
Net charge-offs to provision for loan losses	(198.65%)	(99.36%)

Activity for the year ended December 31, 2011 in the allowance, by portfolio segment, is presented in the table below.

Loans Secured by Real Estate
	Construction/	Single family (1)	Nonfarm, nonresidential	Multifamily	Commercial and industrial	Consumer	Unallocated	Total
				(Dollars in thousands)
Beginning Balance	$1,093	$361	$341	$4	$526	$16	$362	$2,703
Provision	485	407	299	(2)	(303)	(1)	(215)	670
Charge-offs	(783)	(352)	(100)	-	(120)	-	-	(1,355)
Recoveries	-	-	-	-	24	-	-	24
Ending Balance	$795	$416	$540	$2	$127	$15	$147	$2,042

(1)	Includes home equity lines of credit.

The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories. However, the Company has allocated the allowance for loan losses among the various segments of the portfolio. The allowance allocations as of December 31, 2011 and December 31, 2010 are presented in the table below.

	December 31,
	2011		2010
	(Dollars in thousands)
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
Loans secured by real estate – construction/development	$795	28.7%	$1,093	34.9%
Loans secured by real estate – single family (1),	416	15.4	361	16.4
Loans secured by real estate – nonfarm, nonresidential	540	42.9	341	35.9
Loans secured by real estate – multifamily	2	1.8	4	1.5
Commercial and industrial	127	10.5	526	10.5
Consumer installment	15	.7	16	.8
Unallocated	147	-	362	-
Total allowance for loan losses	$2,042	100.0%	$2,703	100.0%
(1)	Includes HELOC

Each category of loans is reviewed for characteristics that increase or decrease risk of loss, such as the availability and marketability of collateral, degree of susceptibility to changes in economic conditions, and similar factors, for purposes of estimating the allowance for loan losses. (See “Business of the Company--Services of the Bank” for a discussion of risk characteristics for each loan category.) Individual loans are graded using an internal grading system that takes into account information specific to the loan (Refer to Notes 1 and 5 to the Company’s consolidated financial statements contained herein). If warranted, a specific allocation may be associated with that loan for purposes of estimating the adequacy of the allowance for loan losses.

Loans Secured by Real Estate – Construction/Development

The Loans Secured by Real Estate – Construction/Development segment of the Company’s loan portfolio has been the source of approximately two-thirds of the amount of loans charged-off in 2011 and 2010.  At December 31, 2011 there were 93 loans with an aggregate book value of $26.8 million remaining in this segment of the portfolio (See Loan Portfolio Composition above.)  None of the loans in the Bank’s portfolio have interest reserves. This segment covers a variety of loan types, including vacant land that is not currently planned for development or construction purposes. In addition, many of the remaining loans are outside the category of single family residential construction- speculative, which accounted for a significant portion of charge-offs in the construction category in 2011 and 2010.  During 2011 the Company did not originate speculative construction loans, except in rare cases, and balances in the category declined by 36% from December 31, 2010 to December, 31, 2011. Delinquent loan balances in the category have significantly declined as well at December 31, 2011 in comparison to December 31, 2010. The following table sets forth additional information about construction/development loans. See Loan Portfolio above for additional information regarding inspections of collateral securing construction loans, reappraisals, and other processes designed to mitigate risk in this segment of the portfolio.

Loans Secured by Real Estate – Construction/Development

	Year Ended December 31, 2011
	(Dollars in thousands)
			Impaired		Potential Problem
Type	# of Loans	Total Amount	# of Loans	Total Amount	# of Loans	Total Amount

Single Family Residential –
Construction Speculative/Rental	12	$2,610	2	$634	-	$-
Commercial – Construction	-	-	-	-	-	-
Residential development	11	6,969	-	-	-	-
Vacant Land
Residential investment	21	4,803	1	330	-	-
Commercial investment	13	6,450	-	-	-	-
Vacant land other	36	5,979	2	1,822	1	788
Total	93	$26,811	5	$2,786	1	$788

Management believes, based on previous experience, that this segment contains the greatest potential risk of loss of all of the segments of the Company’s loan portfolio.  This belief is reflected by the fact that the portion of the allowance for loans losses allocated to this segment is greater than the portion allocated to any other segment.  The Company seeks to mitigate the risk by giving particularly close attention to loans in this segment and by its tightening of the requirements for new loans in this segment.  However, a major contributor to losses in this segment has been the recent history of declining real estate values in the Company’s market area, a trend which appears to have slowed in 2011.  A stabilization of such real estate values, or a trend of increasing real estate values, could significantly reduce the risk in this segment of the loan portfolio.

Property Acquired in Foreclosure

The Bank had $16.5 million and $10.3 million of property acquired in foreclosure at December 31, 2011 and 2010, respectively. Property acquired in foreclosure is initially recorded at its estimated fair market value less estimated selling costs. The estimated fair value at the time of acquisition is generally determined by appraisal. Reappraisals are performed annually. The Bank’s investment in foreclosed property is comprised of approximately 60 properties at December 31, 2011. The properties are a mixture of commercial lots, residential lots, newly constructed houses, and several commercial properties. The Company’s plan for liquidating these properties involves listing the properties with experienced local real estate agents and pricing the properties appropriately for sale. Sales plans for properties listed but unsold for more than six months will be reevaluated.  The Company also had an investment in repossessed equipment totaling approximately $23,000 included in other assets as of December 31, 2011. See Note 7 to the consolidated financial statements for further information. A summary of the activity in property (real estate) acquired in foreclosure follows:

	December 31,
	2011	2010
	(Dollars in thousands)
Beginning balance	$10,279	$6,713
Additions from foreclosures and capitalized improvements	11,281	8,403
Write downs of value	(431)	(710)
Sales	(4,584)	(4,128)
Ending other real estate owned	$16,545	$10,278

Deposits

The amounts and percentage composition of deposits held by the Bank as of December 31, 2011 and 2010 are summarized below:

Deposit Composition

	December 31,
	2011		2010
	(Dollars in thousands)
	Amount	% of Deposits	Amount	% of Deposits
Noninterest bearing demand	$17,088	12.3%	$10,383	7.4%
Interest bearing transaction accounts	14,750	10.6	12,621	9.0
Savings	32,392	23.3	35,344	25.1
Money market	14,844	10.7	15,553	11.0
Time deposits $100,000 and over	20,037	14.5	15,739	11.2
Other time deposits	39,752	28.6	51,006	36.3
Total deposits	$138,863	100.0%	$140,646	100.0%

The average amounts of and average rates paid on deposits held by the Bank for the years ended December 31, 2011 and 2010, are summarized below:

Average Deposits

Year ended December 31,
2011		2010
Amount	Rate	Amount	Rate
(Dollars in thousands)

Noninterest bearing demand	$13,017	-%	$11,568	-%
Interest bearing transaction accounts	13,487	.41%	12,887	.46%
Savings and money market	50,479	.80%	50,451	1.49%
Time deposits	63,260	1.59%	75,635	2.01%
Total average deposits	$140,243		$150,541

As of December 31, 2011, the Bank held $25.9 million of time deposits with balances of $100,000 or more, including some brokered deposits. Of that amount, $2.0 million mature within three months, $5.9 million mature over three through six months, $6.9 million mature over six through twelve months, and $11.1 million mature over twelve months. One account in the amount of $100,000 is at a floating rate of interest at December 31, 2011. Total brokered deposits were $7.3 million as of December 31, 2011. All time deposits over $100,000 involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity. While many of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Certain deposits included in total deposits over $100,000 are brokered deposits. Brokered deposits are acquired in the wholesale market. The majority of these deposits are not redeemable prior to maturity except in the case of death. The majority of the Bank’s brokered deposits are in certificates where the denominations held by individual depositors are less than $100,000, which allows for pass through of FDIC deposit insurance.  One of the requirements of the Bank’s formal agreement with the OCC requires that the bank seek a “notice of no supervisory objection” prior to replacing maturing brokered deposits or increasing brokered deposits.

Customer Repurchase Agreements

Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $1.8 million and $2.9 million as of December 31, 2011 and 2010, respectively. Securities issued by government sponsored enterprises with an amortized cost of $2.5 million and $3.3 million (fair value of $2.6 million and $3.1 million) were pledged as collateral for the sweep accounts and repurchase agreements, at December 31, 2011 and 2010, respectively. All of the sweep accounts pay interest on a floating rate basis. The customer repurchase agreements pay interest on a fixed rate basis and have maturities of varying lengths. As of December 31, 2011 all of the Bank’s customer repurchase agreements mature in 2012. During 2011 sweeps and customer repurchase agreements averaged $2.2 million. The average rate paid on these balances was 1.23% during 2011 and the highest balance at any month end was $3.3 million.

Broker Repurchase Agreements

Broker repurchase agreements consist of one repurchase agreement totaling $3.0 million as of December 31, 2011. The borrowing carries a fixed rate of interest with a call feature. The agreement matures on January 15, 2015, and is callable by the broker quarterly after January 15, 2012. The Company prepaid another repurchase agreement in the amount of $2.0 million during December 2011. The agreement was set to mature on January 15, 2013 and was callable by the broker quarterly, beginning January 10, 2010.  Prepaying the agreement required acceleration of interest in the amount of $67,318. The additional amount is included in “Interest expense- broker repurchase agreements” in the accompanying Consolidated Statement of Income (Loss). Prepayment of the $2.0 million agreement lowered capital requirements and eliminated a negative impact on the Company’s net interest margin in future periods. Securities with fair value of $4.1 million and amortized cost of $3.9 million collateralize the remaining agreement. During 2011 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2011 was $4.9 million. The average rate paid on broker repurchase agreements during 2011 was 4.92%. If the prepayment penalty had not been paid, the average rate paid on broker repurchase agreements during 2011would have been 3.54%. During 2010, the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2010 was $5.0 million. The average rate paid on broker repurchase agreements during 2010 was 3.54%.

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000 and brokered deposits) provide a relatively stable funding base, and were equal to 67.8% of total assets at December 31, 2011. The regulatory definition of core deposits may undergo a change due to the increase in Federal deposit insurance to $250,000 per account holder. If core deposits were defined as total deposits less time deposits over $250,000 and brokered deposits, the Company’s core deposits as a percentage of total assets would increase to 77.9%.

Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, unpledged securities, and funds from maturing loans. The Company had $19.4 million in cash and cash equivalents at December 31, 2011. The Bank has access to a line of credit with the Federal Home Loan Bank of Atlanta (“FHLB”), which is subject to various conditions and may be terminated at the option of the lender, as an additional source of liquidity funding. The line with the FHLB is equal to 10% of assets, provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. As of December 31, 2011, the Bank had $2.4 million borrowed from the FHLB at a weighted average rate of interest equal to 3.74%, maturing at various dates through 2018. During 2011 the highest balance as of any month end for borrowings from the FHLB was $2.6 million. The average rate paid on advances during 2011 was 3.53%. The average balance of FHLB advances for 2011 was $2.7 million. During 2010, the highest balance as of any month end for borrowings from the FHLB was $9.7 million. The average rate paid on advances during 2010 was 2.50%. The average balance of FHLB advances for 2010 was $8.0 million.

At December 31, 2011, approximately $14.0 million of additional funds were available under the FHLB line provided that eligible collateral is available. The Bank primarily uses bonds and mortgage-backed securities issued by US Government agencies to collateralize advances, but can also pledge loans as collateral. As of December 31, 2011 securities or loans with a collateral value of $4.6 million were pledged as collateral to the FHLB above current required collateral amounts. Additional securities with a market value of $16.2 million were unpledged and could be used as collateral for borrowings should the Company require additional funding. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Off-Balance Sheet Risk

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2011 and 2010, unfunded commitments to extend credit were $10.9 million and $10.8 million, respectively. At December 31, 2011, the unfunded commitments consisted of $8.5 million at variable rates and $2.4 million at fixed rates with $4.8 million expiring within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that it will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $1.0 million at December 31, 2011. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

The Bank offers an automatic overdraft protection product. Approximately $1.1 million of overdraft protection is available under this product as of December 31, 2011. The Bank expects the majority of this capacity will not be utilized. During 2011, the average balance of demand deposit overdrafts was approximately $24,000.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2011. The Company has approximately three years remaining on a five-year contract with a company which provides data, item and ATM processing services. The monthly costs are approximately $20,000. Refer to Notes 12 and 16 to the Company’s consolidated financial statements for additional discussion on these and other commitments and contingencies and financial instruments with off-balance sheet risk.

Capital Resources

At December 31, 2011, total shareholders’ equity decreased by approximately $876,000 from $18.4 million at December 31, 2010 to $17.5 million at December 31, 2011. The decrease was due the net loss, most of which related to recording of a valuation allowance on the Company’s deferred tax asset. The loss was partially offset by an increase in accumulated other comprehensive income related to market value increases on the Company’s available for sale securities,  and items related to stock based compensation. The Company does not anticipate it will need to raise additional capital in 2012 if the economy does not deteriorate further. The Company’s current plan is to maintain its overall asset size in 2012, and return to modest growth in 2013.

The Company made capital expenditures for furniture and equipment in 2011 totaling approximately $33,000. Capital expenditures for premises and equipment planned for 2012 consist of replacements of outdated computer equipment and an automated teller machine. There are no plans for additional premises in 2012.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and adjusted total assets (Tier 1 leverage ratio). Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Additionally, the OCC may require higher minimum capital ratios for an individual bank in view of its circumstances.  The Company’s and the Bank’s regulatory capital requirements and positions are summarized in Note 20 to the consolidated financial statements contained elsewhere herein.

In addition to the FDIC requirements detailed above, the Bank is currently required to maintain individual minimum capital ratios by the OCC. Those required ratios are: Total capital to risk weighted assets- 12.0%; Tier 1 capital to risk weighted assets- 11.0%; and Tier 1 capital to average assets- 9.0%.

The Federal Reserve has also established guidelines for capital requirements for bank holding companies that are similar to the FDIC’s guidelines for banks. At December 31, 2011 the Company exceeded all of the minimum requirements of the Federal Reserve guidelines.

Regulatory Actions

The Company has entered into a memorandum of understanding with the Federal Reserve Bank of Richmond (“FRB”). The memorandum of understanding requires the Company to seek permission from the FRB before it takes certain actions such as payment of cash dividends, redemption of outstanding stock, etc. The Company believes it is in compliance with the memorandum of understanding with the FRB as of December 31, 2011.

On May 12, 2010, the Bank entered into a formal agreement with the OCC requiring the Bank to take specified actions with respect to the operation of the Bank. The actions include: creation of a committee of the Bank's board of directors to monitor compliance with the agreement and make quarterly reports to the board of directors and the OCC; assessment and evaluation of management and members of the board; development, implementation and adherence to a written program to improve the bank's loan portfolio management; protection of its interest in its criticized assets; implementation of a program that identifies and manages concentrations of credit risk; extension of the Bank’s strategic plan; extension of the Bank’s capital program and profit plan; additional plans for ensuring that the level of liquidity at the Bank is sufficient to sustain the current operations and withstand any anticipated or extraordinary demand; and a requirement for obtaining a determination of no supervisory objection from the OCC before accepting brokered deposits. The substantive actions called for by the agreement should strengthen the Bank and make it more efficient in the long-term. The Bank believes it is in compliance with the requirements included in the formal agreement at December 31, 2011.

The OCC’s concern as of the date of the Formal Agreement was related to a concentration in Commercial Real Estate (“CRE”) lending. Specifically, total reported loans for construction, land development and other land loans represented 100% or more of the Bank’s total capital as of the examination date, and total CRE loans represented 300% or more of the Bank’s total capital.

Since the Bank entered into the Formal Agreement with the OCC, the Bank’s management has been monitoring concentrations according to the same methodology as that used by the regulatory agencies. Concentrations of credit are being controlled through modified credit underwriting standards and the immediate suspension of origination of residential speculative construction loans and residential development loans.  The Bank is located in a market where real estate is a major industry. It adopted more stringent underwriting standards through loan policy changes approved by the Board of Directors in early 2010 that have strengthened credit quality.  Furthermore, CRE loans are being underwritten in a manner such that repayment of the loan is not dependent solely on the sale of subject real estate.  A strong secondary source of repayment must exist and must be verified during the underwriting process to increase the probability that the loan will be paid according to the terms of the note.  Additionally, management is emphasizing owner-occupied CRE loans rather than non-owner occupied loans.  A CRE concentration report provides management and the Board data to ensure we are properly controlling concentrations.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (cash dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2011 and 2010.

	2011 December 31,	2010
Return on assets	(.88%)	(.27%)
Return on equity	(8.21%)	(2.72%)
Dividend payout ratio	-	-
Equity to assets ratio (average)	10.7%	9.93%

During 2012, the Bank’s plan of operation is to continue to attract new deposit customers, convert our nonperforming assets into interest earning assets, to increase the ratio of services per customer and increase the account profitability of the Bank’s current customers. The Bank plans to seek deposit accounts from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Management will continue to emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank’s principal marketing tools.

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

Market for Common Equity and Related Stockholder Matters

The following table shows prices of our common stock reported by the OTC Bulletin Board for the past two years. The prices shown reflect actual trades as reported by the OTC Bulletin Board. No bid or ask prices were reported by OTC Bulletin Board for 2011 or 2010.

	Year ended December 31, 2011		Year ended December 31, 2010
	Low	High	Low	High
First Quarter	$1.50	$2.75	$3.33	$3.81
Second Quarter	$1.25	$1.60	$4.28	$4.52
Third Quarter	$1.01	$1.40	$2.90	$3.50
Fourth Quarter	$1.27	$1.30	$1.70	$2.80

Although the common stock of the Company may be traded from time to time on an individual basis, no active trading market has developed and none may develop in the foreseeable future. The common stock is not listed on any exchange. The stock is quoted (in terms of actual trades) on the OTC Bulletin Board under the symbol “CTOT.OB.”

As of February 22, 2012, there were 573 holders of record of the Company's common stock, excluding individual participants in security position listings.

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

The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay cash dividends out of current operating earnings. Under its Memorandum of understanding with the FRB, the company is required to seek permission of the FRB prior to paying dividends.

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

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company’s management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2011 based on the criteria established in a report entitled “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929.  Based on this evaluation, the Company’s management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and Subsidiary (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Bancorp and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with United States generally accepted accounting principles.

                                     /s/ Elliott Davis, LLC

Greenville, South Carolina
March 28, 2012

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
Assets

Cash and due from banks	$6,803,057	$7,043,911
Federal funds sold	12,620,000	5,110,000
Cash and cash equivalents	19,423,057	12,153,911

Investment securities
Available-for-sale	27,742,623	23,592,336
Other investments	883,850	1,063,350

Loans, net	91,338,925	117,210,770
Property and equipment, net	5,024,113	5,230,835
Cash surrender value of life insurance policies	1,975,187	1,908,112
Property acquired in foreclosure	16,545,488	10,278,599
Other assets	1,390,168	2,530,552
Total assets	$164,323,411	$173,968,465

Liabilities And Shareholders’ Equity

Liabilities
Deposits
Noninterest bearing	$17,087,736	$10,382,882
Interest bearing	121,774,858	130,263,510
Total deposits	138,862,594	140,646,392
Customer repurchase agreements	1,767,550	2,945,937
Borrowings from Federal Home Loan Bank of Atlanta	2,441,505	6,592,338
Broker repurchase agreements	3,000,000	5,000,000
Other liabilities	769,152	425,086

Total liabilities	146,840,801	155,609,753

Commitments and contingencies – Notes 12 and 16

Shareholders’ equity
Preferred stock, 10,000,000 shares authorized, 1,038 shares issued at December 31, 2011 and 2010	998,538	998,538
Common stock, no par value, 20,000,000 shares authorized, 2,210,769 shares issued at December 31, 2011 and 2010	18,909,600	18,859,924
Retained deficit	(2,907,929)	(1,418,781)
Accumulated other comprehensive (loss) income	482,401	(80,969)

Total shareholders’ equity	17,482,610	18,358,712

Total liabilities and shareholders’ equity	$164,323,411	$173,968,465

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended December 31,
	2011	2010	2009
Interest Income
Loans and fees on loans	$5,862,832	$6,912,550	$6,997,466
Investment securities	820,729	916,464	1,025,983
Federal funds sold and other	17,132	18,968	16,378

Total interest income	6,700,693	7,847,982	8,039,827
Interest Expense
Deposits	1,467,215	2,331,067	2,930,929
Federal funds and customer repurchase agreements	26,718	38,259	78,438
Federal Home Loan Bank advances	93,871	200,885	237,870
Broker repurchase agreements	239,746	177,103	176,619

Total interest expense	1,827,550	2,747,314	3,423,856
Net interest income	4,873,143	5,100,668	4,615,971
Provision for loan losses	670,000	1,260,000	2,955,000

Net interest income after provision for loan losses	4,203,143	3,840,668	1,660,971
Noninterest Income
Service fees on deposit accounts	531,437	536,480	572,973
Gain on sale of available-for-sale investments	-	325,656	299,063
Mortgage loan origination fees	-	-	154,905
Other	214,919	206,540	183,225
Total noninterest income	746,356	1,068,676	1,210,166

Noninterest Expenses
Salaries and benefits	2,181,085	2,238,400	2,392,717
Occupancy and equipment	530,827	542,138	572,025
Data processing	240,702	233,631	218,110
Advertising	27,171	21,225	30,258
Supplies	76,596	67,136	69,383
Professional and regulatory fees	574,367	584,539	551,330
Directors’ fees	130,550	137,025	138,475
Loan expenses	222,515	213,035	322,687
Holding costs of foreclosed property	527,850	461,598	117,272
Loss on sale of foreclosed property	193,693	180,397	228,547
Impairment of foreclosed property	430,513	709,751	-
Other operating expenses	394,337	406,509	411,344

Total noninterest expenses	5,530,206	5,795,384	5,052,148

Loss before income taxes	(580,707)	(886,040)	(2,181,011)
Income tax expense (benefit)	908,441	(388,273)	(819,737)

Net loss	(1,489,148)	(497,767)	(1,361,274)

Dividend on preferred stock	(88,077)	(30,476)	-
Loss available to common shareholders	$(1,577,225)	$(528,243)	$(1,361,274)

Loss Per Common Share
Basic	$(.71)	$(.24)	$(.62)
Diluted	$(.71)	$(.24)	$(.62)
Weighted Average Common Shares Outstanding
Basic	2,210,769	2,210,769	2,208,191
Diluted	2,210,769	2,210,769	2,208,191

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
 AND COMPREHENSIVE INCOME (LOSS)

					Retained	Accumulated other	Total
	Preferred stock		Common stock		earnings	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	(deficit)	income (loss)	equity
Balance, December 31, 2008	-	$-	1,991,565	$18,323,333	$765,906	$47,708	$19,136,947

Net loss	-	-	-	-	(1,361,274)	-	(1,361,274)
Other comprehensive income, net of income taxes:
Unrealized gain on investment securities	-	-	-	-	-	112,983	112,983
Comprehensive loss							(1,248,291)
Stock based compensation	-	-	-	72,464	-	-	72,464
Stock option exercises	-	-	14,172	80,000	-	-	80,000
Stock dividend (5%), net of cash in lieu of fractional shares	-	-	100,001	323,931	(325,646)	-	(1,715)
Balance, December 31, 2009	-	-	2,105,738	18,799,728	(921,014)	160,691	18,039,405

Net loss	-	-	-	-	(497,767)	-	(497,767)
Other comprehensive income, net of income taxes:
Unrealized loss on investment securities	-	-	-	-	-	(241,660)	(241,660)
Comprehensive loss							(739,427)
Stock based compensation	-	-	-	61,220	-	-	61,220
Preferred stock issuance, net of offering expenses	1,038	998,538	-	-	-	-	998,538
Stock dividend (5%), net of cash in lieu of fractional shares	-	-	105,031	(1,024)	-	-	(1,024)
Balance, December 31, 2010	1,038	998,538	2,210,769	18,859,924	(1,418,781)	(80,969)	18,358,712

Net loss	-	-	-	-	(1,489,148)	-	(1,489,148)
Other comprehensive income, net of income taxes:
Unrealized gain on investment securities	-	-	-	-	-	563,370	563,370
Comprehensive loss							(925,778)
Stock based compensation	-	-	-	49,676	-	-	49,676
Balance, December 31, 2011	1,038	$998,538	2,210,769	$18,909,600	$(2,907,929)	$482,401	$17,482,610

The accompanying notes are an integral part of these consolidated financial statements

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2011	2010	2009
Operating Activities
Net loss	$(1,489,148)	$(497,767)	$(1,361,274)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities
Depreciation and net amortization	538,477	484,081	351,303
Deferred income tax expense (benefit)	908,441	(132,306)	(37,863)
Provision for loan losses	670,000	1,260,000	2,955,000
Impairment of foreclosed property	430,513	709,751	-
Gain on sale of available-for-sale investments	-	(325,656)	(299,063)
Loss on sale of repossessed collateral	193,693	180,397	228,547
(Gain) loss on sale/disposal of property and equipment	3,539	1,881	(625)
Non-cash option expense	49,676	61,220	72,464
(Increase) decrease in other assets	164,868	1,508,383	(2,459,514)
Increase in other liabilities	53,844	101	145,474

Net cash provided by (used for) operating activities	1,523,903	3,250,085	(405,551)

Investing Activities
Proceeds from maturities and principal paydowns of investment securities	8,932,818	8,277,549	5,901,304
Proceeds from sale of investment securities	-	8,120,975	10,752,749
Proceeds from sale of foreclosed property	4,389,988	3,947,388	2,498,705
Purchase of investment securities	(12,532,290)	(11,385,110)	(25,495,248)
(Purchase) sale of FHLB and Federal Reserve stock, net	179,500	78,700	(27,900)
(Increase) decrease in loans, net	14,112,651	8,558,681	(17,167,459)
Proceeds from sale of property and equipment	425	-	625
Capitalization of improvements to foreclosed property	(191,889)	(364,989)	(63,943)
Purchase of property and equipment	(32,942)	(169,697)	(5,448)

Net cash provided by (used for) investing activities	14,858,261	17,063,497	(23,606,615)
Financing Activities
Net (decrease) increase in deposits	(1,783,798)	(11,734,882)	29,799,700
Net decrease in customer repurchase agreements	(1,178,387)	(311,065)	(1,325,617)
Net decrease Federal funds purchased	-	-	(1,810,000)
Borrowings from Federal Home Loan Bank of Atlanta	-	-	4,500,000
Repayments to Federal Home Loan Bank of Atlanta	(4,150,833)	(3,150,834)	(5,150,833)
Proceeds from sale of preferred stock, net of expenses	-	998,538	-
Repayments of broker repurchase agreements	(2,000,000)	-	-
Proceeds from exercise of stock options	-	-	80,000
Cash paid in lieu of fractional shares	-	(1,024)	(1,715)

Net cash (used for) provided by financing activities	(9,113,018)	(14,199,267)	26,091,535

Net increase in cash and cash equivalents	7,269,146	6,114,315	2,079,369
Cash and cash equivalents, beginning of year	12,153,911	6,039,596	3,960,227
Cash and cash equivalents, end of year	$19,423,057	$12,153,911	$6,039,596
Cash paid for:
Interest	$1,860,780	$2,776,547	$3,457,004
Income taxes (refunds, received)	$(208,897)	$(892,557)	$54,946
Non-cash Supplemental information:
Loans transferred to foreclosed property	$11,089,194	$8,038,463	$8,922,517
Loans charged-off, net	$1,330,990	$1,251,907	$1,958,726

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

The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve and to limited regulation by the South Carolina State Board of Financial Institutions. The Bank maintains branch locations in the Berea area of Greenville County and the Powdersville area of Anderson County, South Carolina in addition to its headquarters in Easley in Pickens County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. (“Crescent”), which is an insurance agency. In 2011, 2010 and 2009, Crescent’s transactions were immaterial to the consolidated financial statements.

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

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.  In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties and takes into account other current market information.  While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses and changes to valuation of foreclosed real estate may be necessary based on changes in local economic conditions.  In addition, regulatory agencies, as an  integral  part of their  examination  process,  periodically  review  the Company's  allowance  for  loan losses  and  valuation of foreclosed  real  estate.  Such agencies may require the Company to recognize additions to the allowance for loan losses or additional write-downs on foreclosed real estate based on their judgments about information available to them at the time of their examination.  Because of these factors, it is reasonably possible that estimates related to the allowance for loan losses and valuation of foreclosed real estate may change materially in the near term.

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

The Company reviews all investments with unrealized losses as of the balance sheet date for possible impairment. Our review consists of an examination of each security with regard to its issuer, credit rating, time to maturity and likelihood of sale prior to maturity. Any losses determined to be other than temporary are recognized through the income statement. Unrealized gains and losses are determined using fair values estimated by the Company’s bond accounting vendor. The vendor uses several pricing services for valuing securities, depending on the issuer of the security. Management reviews the fair values for appropriateness and consults an additional vendor to ensure that fair value estimates are reasonable. The portfolio contained Agency mortgage backed securities and municipal bonds as of December 31, 2011. There were no private-label mortgage-backed securities, collateralized mortgage obligations, or derivative products in the portfolio as of December 31, 2011. The fair values of the Company's available for sale investments,  other than municipal bonds, are measured on a recurring basis using  quoted  market  prices  in  active  markets  for  identical   assets  and liabilities ("Level 1 inputs" under the standard). Due to the lower level of trading activity in municipal  bonds,  the fair market values of these  investments are measured based on other inputs such as inputs that are  observable  or can be corroborated by observable market data for similar assets with substantially the same terms ("Level 2 inputs" under the standard.)

Other investments include the Bank’s stock investments in the Federal Reserve Bank of Richmond (“Reserve Bank”) and the Federal Home Loan Bank of Atlanta (“FHLB”). The Bank, as a member institution, is required to own certain stock investments in the Reserve Bank and FHLB. The stock is generally pledged against any borrowings from the Reserve Bank and FHLB. No ready market exists for the stock and it has no quoted market value. Redemption of these stock investments has historically been (including redemptions during 2011) at par value. However, there can be no assurance that future redemptions will be at par value. Other investments are carried at cost.

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

Generally, the accrual of interest will be discontinued on impaired loans when principal or interest becomes 90 days past due, or when payment in full is not anticipated, and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The ability to continue making payments as agreed is determined on a case-by-case basis due to the mainly commercial nature of the Bank’s portfolio. Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Fee income on loans is recognized as income at the time loans are originated. Due
(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

to the short-term nature of the majority of the Bank’s loans and the immateriality of the net deferred amount, this method approximates the income that would be earned if the Company deferred loan fees and costs.

Allowance for loan losses

The Company provides for loan losses using the allowance method. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred in the current loan portfolio. Management’s judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, delinquency trends, and prevailing economic conditions. To estimate the amount of allowance necessary the Company separates the portfolio into segments. The portfolio is first separated into groups according to the internal loan rating assigned by management. Loans rated “Other Assets Especially Mentioned” (“OAEM”) or “Special Mention”, “Substandard”, “Doubtful”, or “Loss” as defined in the Bank’s loan policy, are evaluated individually for impairment. The Company uses regulatory call report codes to stratify the remaining portfolio and tracks the Bank’s own charge-offs and those of peer banks using FDIC Call Report Data. The Bank’s own charge-off ratios by call code are used to project potential loan losses in the future on loans that are rated “Satisfactory” or better. Charge-off ratios may be increased or decreased based on other environmental factors which may need to be considered, such as unemployment rates and volatility of real estate values. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is also subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination. Refer to Note 5 for additional information.

The Bank accounts for impaired loans in accordance with a financial accounting standard that requires all lenders to value a loan at the loan’s fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis taking into consideration all the circumstances of the loan and the borrower, including the length of the delay, reasons for the delay, the borrower’s payment record and the amount of the shortfall in relation to the principal and interest owed. The fair value of an impaired loan may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan’s effective interest rate. The Bank’s loan portfolio is largely dependent on collateral for repayment if the borrower’s financial position deteriorates. Therefore, the most common type of valuation is to determine collateral value less disposal costs in order to determine carrying values for loans deemed impaired. If an impaired loan is collateral dependent and the fair value is less than the outstanding principal balance, the short-fall is charged-off to the allowance for loan losses. Costs to sell the collateral may be specifically reserved in the allowance for loan losses until the foreclosure of the collateral is complete and the balance is moved to foreclosed property.

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

Property acquired in foreclosure

Property acquired in foreclosure is carried at fair value (market value less estimated selling cost), determined using an independent appraisal. Write-downs of value occur if properties are determined to have lost value based on updated appraisals. Costs to complete properties are capitalized if the as-complete market value less estimated cost is higher than the recorded investment including the cost to complete.
(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Holding costs are charged to expense as incurred.

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

Income taxes

The Company accounts for income taxes in accordance with a financial accounting standard that requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. During 2011 the Company recorded a valuation allowance against all net deferred tax assets. Refer to Note 14 for additional information.

The Company has analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company’s financial condition, results of operations, or cash flows. Therefore, no reserves for uncertain income tax positions have been recorded. The Company’s federal and state income tax returns are open and subject to examination from the 2008 tax return and forward.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Earnings per common share

Basic earnings (loss) per common share is computed on the basis of the weighted average number of common shares outstanding. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings (loss) per common share. As of December 31, 2011, 2010, and 2009 there were no common stock equivalents included in the Company’s loss per share calculation. Options to purchase 102,169 shares, 111,565 shares and 106,255 shares of common stock were antidilutive as of December 31, 2011, 2010 and 2009, respectively, and were excluded from the diluted share calculation. The Company declared a five percent stock dividend to shareholders of record on May 11, 2010. For 2009, per share amounts on the Consolidated Statements of income (loss) have been retroactively restated to reflect the 2010 stock dividend.

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
(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

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

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values less cost to sell, where applicable.

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

Cumulative Perpetual Preferred Stock (8%)

During the third quarter of 2010, the Company offered up to $2,500,000 of 8% Series A Cumulative Perpetual Preferred Stock (“the Preferred”) to accredited investors and up to 35 non-accredited investors. The Preferred was offered by the Company’s directors and executive officers, and no selling agents or underwriters were used. 1,038 shares of the Preferred were sold. Proceeds of the offering, net of offering expenses totaled
(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

$998,538. The Preferred is scheduled to pay a dividend quarterly. However, pursuant to the Company’s Memorandum of Understanding with the Federal Reserve, the Federal Reserve has declined to approve the dividends scheduled for payment to date. Dividends that have accumulated, but have not been declared or accrued since inception of the Preferred, total $118,553 as of December 31, 2011. See Note 20 for more information about the Memorandum of Understanding.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In July 2010, the Receivables topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) was amended by Accounting Standards Update (“ASU”) 2010-20 to require expanded disclosures related to a company’s allowance for credit losses and the credit quality of its financing receivables. The amendments require the allowance disclosures to be provided on a disaggregated basis.  The Company included these disclosures in its financial statements (see Note 5).

In April 2011, FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a Troubled Debt Restructuring (“TDR”).   The determination is based on both whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties. Disclosures related to TDRs under ASU 2010-20 were effective for reporting periods beginning after June 15, 2011.  Adoption of the standard did not have a material effect on the financial statements.  Disclosures related to TDRs under ASU 2010-20 have been presented in Note 5.

In April 2011, the criteria used to determine effective control of transferred assets in the Transfers and Servicing topic of the ASC was amended by ASU 2011-03.  The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control.  The other criteria to assess effective control were not changed.  The amendments are effective for the Company beginning January 1, 2012 but are not expected to have a material effect on the financial statements.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements.  The amendments will be effective for the Company beginning January 1, 2012 but are not expected to have a material effect on the financial statements.

The Comprehensive Income topic of the ASC was amended in June 2011.  The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders’ equity.  The amendment requires consecutive presentation of the statement of net income and other comprehensive income and requires an entity to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements.  The amendments will be applicable to the Company on January 1, 2012 and will be applied retrospectively.  They are not expected to have an effect on the financial statements.

 Accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

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
(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Formal Agreement with the Office of the Comptroller of the Currency

On May 12, 2010, the Bank entered into a formal agreement with the OCC for the Bank to take various actions with respect to the operation of the Bank. The actions include creation of a committee of the Bank's board of directors to monitor compliance with the agreement and make quarterly reports to the board of directors and the OCC; assessment and evaluation of management and members of the board; development, implementation and adherence to a written program to improve the Bank's loan portfolio management; protection of the Bank’s interest in its criticized assets; implementation of a program that identifies and manages concentrations of credit risk (see Note 5); extension of the Bank’s strategic plan; extension of the Bank’s capital program and profit plan; additional plans for ensuring that the level of liquidity at the Bank is sufficient to sustain the current operations and withstand any anticipated or extraordinary demand; and a requirement for obtaining a determination of no supervisory objection from the OCC before accepting brokered deposits. The substantive actions called for by the agreement should strengthen the Bank and make it more efficient in the long-term. The Bank believes it has taken appropriate actions at December 31, 2011 to comply with the requirements included in the formal agreement.

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

The Company is subject to the regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions as a result of the regulators’ judgments based on information available to them at the time of their examination.

Reclassification

Certain amounts in prior years’ financial statements have been reclassified to conform to current year presentation. No changes have been made that affect the reported results of operations, financial condition or cash flows.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Reserve Bank. At December 31, 2011 and 2010 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2011 and 2010 federal funds sold amounted to $12,620,000 and $5,110,000, respectively.

NOTE 4 – INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available-for-sale are as follows:

	December 31, 2011
	Amortized	Gross unrealized		Fair
	Cost	Gains	Losses	Value
Mortgage-backed securities	$18,702,842	$291,211	$21,567	$18,972,486
Municipal bonds	8,308,992	461,145	-	8,770,137
Total investment securities available- for-sale	$27,011,834	$752,356	$21,567	$27,742,623

	December 31, 2010
	Amortized	Gross unrealized		Fair
	Cost	Gains	Losses	Value
Government sponsored enterprise bonds	$4,486,806	$21,597	$131,752	$4,376,651
Mortgage-backed securities	10,909,120	132,800	48,842	10,993,078
Municipal bonds	8,319,212	123,001	219,606	8,222,607
Total investment securities available- for-sale	$23,715,138	$277,398	$400,200	$23,592,336

While three of the Company’s securities available-for-sale are in an unrealized loss position as of December 31, 2011, none have been in an unrealized loss position for twelve months or more. None of these securities are expected to have a loss of principal at final maturity. The unrealized losses were primarily attributable to changes in interest rates, rather than deterioration in credit quality. These securities are agency mortgage-backed securities and therefore pose minimal credit risk. The Company believes it is more likely than not it will hold these securities until such time as the value recovers or the securities mature. During 2008, the Company recognized other-than-temporary-impairment on the FNMA preferred stock of $606,054, net of tax, based on FNMA’s being placed into conservatorship by the U.S. Treasury Department.  The Company sold the FNMA preferred stock in 2009 at an additional loss of $58,788.

The table below summarizes, by investment category, the length of time that individual securities have been in a continuous loss position as of December 31, 2011 and 2010.

	December 31, 2011
	Less than Twelve Months		Over Twelve Months		Total Unrealized Losses
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$21,567	$5,944,428	$-	$-	$21,567
Municipal bonds	-	-	-	-	-
Total	$21,567	$5,944,428	$-	$-	$21,567

December 31, 2010
Less than Twelve Months		Over Twelve Months		Total Unrealized Losses
Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
		-	-
Government sponsored enterprise bonds	$131,752	$1,868,247	$-	$-	$131,752
Mortgage-backed securities	48,842	5,279,417	-	-	48,842
Municipal bonds	219,606	4,755,566	-	-	219,606
Total	$400,200	$11,903,230	$-	$-	$400,200

(Continued)

NOTE 4 – INVESTMENT SECURITIES, Continued

At December 31, 2011 and 2010, securities with a fair value of $11,527,285 and $17,091,060, respectively, were pledged to collateralize public deposits, sweep accounts, advances from the FHLB, and repurchase agreements. During 2011 the Company sold no securities. During 2010, the Company sold securities with a fair value of $8,120,975 and recognized a net gain on the sale of those securities of $325,656. During 2009, the Company sold securities with a fair value of $10,752,749 and recognized a net gain on the sale of those securities of $299,063.

The amortized cost and fair value of securities at December 31, 2011, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2011
	Amortized Cost	Fair Value

Due within one year	$11,648	$11,790
Due after one through five years	984,346	1,024,805
Due after five through ten years	1,316,163	1,431,382
After ten years or no maturity	24,699,677	25,274,646
Total investment securities	$27,011,834	$27,742,623

The Bank, as a member institution, is required to own stock in the Reserve Bank and the FHLB. These stocks are included at cost in the accompanying Consolidated Balance Sheets under the caption “Other investments.” No ready market exists for these stock investments and they have no quoted market value. Redemption of these stocks has historically been at par value. Redemption of the FHLB stock may be subject to limitations regarding timing and amounts may be subject to impairment risk in the future. The Company evaluates the FHLB stock for impairment based on the probability of ultimate recoverability or the recorded amount of the investment. The FHLB redeemed stock at par from the Bank and other members in 2011. No impairment has been recognized based on this evaluation. Stock held in the FHLB is pledged as collateral against advances from the FHLB.

NOTE 5 – LOANS

The composition of net loans by category as used by management to evaluate the quality of the portfolio is presented below.

	December 31,
	2011	2010
Loans secured by real estate-construction	$26,811,333	$41,855,338
Loans secured by real estate- single family (1)	14,341,533	19,604,943
Loans secured by real estate-nonfarm, non-residential	40,005,619	43,080,225
Loans secured by real estate-multifamily	1,694,088	1,793,400
Commercial and industrial	9,841,720	12,580,841
Consumer	687,072	999,453

Loans, gross	93,381,365	119,914,200
Less allowance for loan losses	(2,042,440)	(2,703,430)
Loans, net	$91,338,925	$117,210,770

    (1)  The category includes HELOCs and junior liens. HELOCs totaled $6.0 million and $7.6 million as of December 31, 2011 and 2010, respectively. Closed-end junior liens totaled $111,841 and $155,219 as of December 31, 2011 and 2010, respectively

Loan Portfolio Composition
One of the primary components of the Bank’s loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of short to mid-term commercial real estate loans, construction and development loans, and residential real estate loans (including home equity and second mortgage loans).  Interest rates may be fixed or adjustable and the Bank frequently charges an origination fee. The Bank has not purchased any loans. The Bank seeks to manage market and credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio at origination,

(Continued)

NOTE 5 – LOANS, Continued

established by independent appraisals, does not exceed 80%. In addition, the Bank generally requires personal guarantees of the principal owners of the property. The loan-to-value ratio at origination for first and second mortgage loans generally does not exceed 80%, and for construction loans, generally does not exceed 75% of cost. The Bank employs a reappraisal policy to routinely monitor real estate collateral values on real estate loans where the repayment is dependent on sale of the collateral. The Bank generally does not offer development loans with interest reserve features. In addition, in an effort to control interest rate risk, long term residential mortgages are not originated for the Bank’s portfolio.

The Bank does not make long term (more than 15 years) mortgage loans to be held in its portfolio, and does not offer loans with negative amortization features or long-term interest only features, or loans with loan to collateral value ratios in excess of 100% at the time the loan is made. The Bank does offer loan products with features that can increase credit risk during periods of declining economic conditions, such as adjustable rate loans, short-term interest-only loans, and loans with amortization periods that differ from the maturity date (i.e., balloon payment loans). However, the Bank evaluates each customer’s creditworthiness based on the customer’s individual circumstances, and current and expected economic conditions, and underwrites and monitors each loan for associated risks. Loans made with exceptions to internal loan guidelines and those with loan-to-value ratios in excess of regulatory loan-to-value guidelines are monitored and reported to the Board of Directors on a monthly basis. The regulatory loan-to-value guidelines permit exceptions to the guidelines up to a maximum of 30% of total capital for commercial loans and exceptions for all types of real estate loans up to a maximum of 100% of total capital. As of December 31, 2011, the Bank had $3.7 million of loans which exceeded the regulatory loan to value guidelines. This amount is within the maximum allowable exceptions to the guidelines. Of the $3.7 million of loans with exceptions to the regulatory loan to value guidelines, $2.4 million, or approximately 63%, were not exceptions at the time the loans were made, but became exceptions upon reappraisal. Management routinely reappraises real estate collateral based on specific criteria and circumstances. If additional collateral is available, the Bank may require the borrower to commit additional collateral to the loan or take other actions to mitigate the Bank’s risk.

The Bank makes loans for commercial purposes in various lines of business. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment and machinery. Equipment loans are typically made for a term of five years or less at either fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment. Working capital loans typically have terms not exceeding one year and are usually secured by accounts receivable, inventory or personal guarantees of the principals of the business. Commercial loans vary greatly depending upon the circumstances, and loan terms are structured on a case-by-case basis to better serve customer needs.

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

The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, and unsecured revolving lines of credit.  The secured installment and term loans to consumers generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes and household furnishings, with the collateral for each loan being the purchased property.

Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower’s continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In many cases, any repossessed personal property will not provide an adequate source of repayment of the outstanding loan balance.
 (Continued)

NOTE 5 – LOANS, Continued

Portfolio Segment Methodology
The Bank segments its loan portfolio into groups of loans that mirror the regulatory reporting segments for loans, which are based on specific definitions in the Code of Federal Regulations and used in the regulatory call report. Those categories are presented in the table above and are the same categories used by management to analyze credit quality and the adequacy of the allowance for loan losses.  The Bank has been, and will continue to be, reliant on loans with real estate collateral. Under the regulatory guidelines loans with real estate collateral are reported based on various additional sub-categories, such as construction loans, loans collateralized by single family homes, including home equity lines of credit (“HELOC”), and non-residential properties.

Allowance for loan losses
The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred in the current loan portfolio. Management’s judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, delinquency trends, and prevailing economic conditions. To estimate the amount of allowance necessary the Company separates the portfolio into segments. The portfolio is first separated into groups according to the internal loan rating assigned by management. Loans rated “Special Mention”, “Substandard”, “Doubtful” or “Loss,” as defined in the Bank’s loan policy (and below), are evaluated individually for impairment. The Company uses regulatory call report codes to stratify the remaining portfolio and tracks the Bank’s own charge-offs and those of peer banks using FDIC Call Report data. The Bank’s own charge-off ratios by call report code are used to project potential loan losses in the future on loans that are rated “Satisfactory” or better. Charge-off ratios may be increased or decreased based on other environmental factors which may need to be considered, such as unemployment rates and volatility of real estate values. While management uses the best information available to it to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is also subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

Credit Quality Indicators
Loans on the Bank’s watch list (including loans rated Special Mention, Substandard, Doubtful or Loss as defined below and in the Bank’s loan policy) are evaluated individually for impairment and are shown in the table below. Loans rated Doubtful or Loss are generally charged-off, unless specific circumstances warrant the loan’s remaining in the portfolio, even with a grade of Doubtful or Loss. Loans rated Satisfactory are also summarized in the table below.

	December 31, 2011
	Special Mention	Substandard	Doubtful/ Loss	Satisfactory

Loans secured by real estate – construction	$2,175,614	$8,414,868	$-	$16,220,851
Loans secured by real estate – single family (1)	621,891	1,243,161	-	12,476,481
Loans secured by real estate – multi-family	-	692,673	-	1,001,415
Loans secured by real estate –nonfarm, nonresidential	4,087,623	1,963,116	-	33,954,880
Commercial and industrial loans	225,310	303,192	-	9,313,218
Consumer loans	-	216	-	686,856
Total	$7,110,438	$12,617,226	$-	$73,653,701

	December 31, 2010
	Special Mention	Substandard	Doubtful/Loss	Satisfactory

Loans secured by real estate – construction	$2,217,173	$10,608,496	$-	$29,029,669
Loans secured by real estate – single family (1)	1,389,483	2,894,266	-	15,321,194
Loans secured by real estate – multi-family	-	-	-	1,793,400
Loans secured by real estate –nonfarm, nonresidential	1,439,121	661,532	-	40,979,572
Commercial and industrial loans (2)	79,744	86,379	992,027	11,422,691
Consumer loans	1,796	1,869	-	995,788
Total	$5,127,317	$14,252,542	$992,027	$99,542,314

(1)	Includes HELOC loans.
(2)
The total loans classified as doubtful as of December 31, 2010 were repaid in full in 2011 (with no loss to the principal balance for the Company). They were classified as doubtful as of December 31, 2010 because of the possibility that legal proceedings would lengthen the collection time significantly.

 (Continued)

NOTE 5 – LOANS, Continued

A loan classified as Special Mention has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may affect the likelihood of repayment for the loan or result in deterioration of the bank’s credit position at some future date.  The Substandard rating is applicable to loans having a well-defined weakness in the liquidity or net worth of the borrower or the collateral that could jeopardize the liquidation of the debt. Well-defined weaknesses could include deterioration in the borrower’s financial condition or cash flows, significant changes in the value of underlying collateral, or other indicators of weakness.  A loan classified as Doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Loans classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this asset even though partial recovery may be affected in the future.

Loans in all of the above categories (special mention, substandard, doubtful, and loss) are reviewed individually for impairment (see table below) and to determine which category they will be placed in for purposes of the calculation of the allowance for loan losses. Additional assets may also be individually evaluated for impairment. Credit quality indicators are updated semi-annually unless circumstances warrant a change in the rating, which is updated as soon as practicable.

Delinquent loans and loans on non-accrual are presented by portfolio segment in the table below.

	December 31, 2011		December 31, 2010
	Past due 30-89 Days	Nonaccrual or Past due over 90 Days	Past due 30-89 Days	Nonaccrual or Past due over 90 Days

Loans secured by real estate – construction	$-	$2,387,142	$891,035	$7,218,012
Loans secured by real estate – single family (1)	141,289	105,541	1,977,519	1,522,290
Loans secured by real estate – multi-family	-	692,673	-	-
Loans secured by real estate –nonfarm, nonresidential	308,700	899,932	-	-
Commercial and industrial loans	18,055	-	-	992,027
Consumer loans	-	-	-	-
Total	$468,044	$4,085,288	$2,868,554	$9,732,329

(1)	Includes HELOC loans.

Management closely monitors delinquent loans. Construction loans past due on nonaccrual as of December 31, 2011 decreased from December 31, 2010 primarily due to completion of the foreclosure process. As of December 30, 2011 construction loans on nonaccrual are comprised of three loans. Of those three, one loan continues to pay as agreed and is not in foreclosure. Of the remaining 2 loans, one loan represents 84% of the remaining balance, and is collateralized by vacant commercial property. Management has evaluated the relationship and the underlying collateral and believes that the value of the collateral is adequate to cover the Company’s investment in the related loans if foreclosure is ultimately required.
(Continued)

NOTE 5 – LOANS, Continued

The table below details amounts of loans collectively or individually evaluated for impairment by portfolio segment.

	December 31, 2011		December 31, 2010
	Collectively reviewed for impairment	Individually reviewed for impairment	Collectively reviewed for impairment	Individually reviewed for impairment

Loans secured by real estate – construction	$16,220,851	$10,590,482	$29,029,669	$12,825,669
Loans secured by real estate – single family (1)	12,476,480	1,865,052	15,321,194	4,283,749
Loans secured by real estate –nonfarm, nonresidential	33,809,132	6,196,487	40,979,572	2,100,653
Loans secured by real estate – multifamily	1,001,415	692,673	1,793,400	-
Commercial and industrial loans	9,313,218	528,502	11,422,691	1,158,150
Consumer loans	686,857	216	995,788	3,665
Total	$73,507,953	$19,873,412	$99,542,314	$20,371,886

(1)	Includes HELOC loans.

Impaired loans by portfolio segment, the majority of which are included in the table above, as of the dates indicated, were as follows:

December 31, 2011
	Unpaid Principal Balance	Recorded Investment	Related Specific Reserves	Average Impaired Investment	Interest Income
Loans secured by real estate – construction/development	$3,026,785	$2,785,868	$16,492	$4,062,190	$97,871
Loans secured by real estate – single family	477,466	472,012	6,287	485,819	27,347
Loans secured by real estate – multi-family	692,673	692,673	-	694,595	39,848
Loans secured by real estate –nonfarm, nonresidential	1,387,683	1,207,728	17,600	1,300,751	68,453
Commercial and industrial	53,607	53,607	-	60,096	5,027
Consumer loans	-	-	-	-	-

Total impaired loans (1)	$5,545,191	5,211,888	$40,379	$6,603,451	$235,548
Less related allowance for loan losses		(40,379)
Net nonperforming loans		$5,171,509

    (1)    Includes loans on nonaccrual.

December 31, 2010

	Unpaid Principal Balance	Recorded Investment	Related Specific Reserves	Average Impaired Investment	Interest Income
Loans secured by real estate – construction/development	$7,355,282	$7,218,013	$51,280	$7,780,357	$106,259
Loans secured by real estate – single family	2,269,366	2,137,335	3,287	2,185,276	82,340
Loans secured by real estate – multi-family	-	-	-	-	-
Loans secured by real estate – nonfarm, nonresidential	152,310	152,310	-	155,526	10,946
Commercial and industrial	1,129,662	1,129,662	292,000	1,137,190	9,681
Consumer loans	1,869	1,869	1,869	2,158	415

Total impaired loans (1)	$10,908,489	10,639,189	$348,436	$11,260,507	$209,641
Less related allowance for loan losses		(348,436)
Net nonperforming loans		$10,290,753

    (1)    Includes loans on nonaccrual.
(Continued)

NOTE 5 – LOANS, Continued

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

The Bank accounts for impaired loans in accordance with a financial accounting standard that requires all lenders to value a loan at the loan’s fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis taking into consideration all the circumstances of the loan and the borrower, including the length of the delay, reasons for the delay, the borrower’s payment record and the amount of the shortfall in relation to the principal and interest owed. The fair value of an impaired loan may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan’s effective interest rate. The Bank’s loan portfolio is largely dependent on collateral for repayment if the borrower’s financial position deteriorates. Therefore, the most common type of valuation is to determine collateral value less disposal costs in order to determine carrying values for loans deemed impaired. The Company has no interest income recognized on impaired loans that represents the change in present value attributable to passage of time.

Troubled Debt Restructurings
Loans which management identifies as impaired generally will be nonperforming loans or restructured loans (also known as “troubled debt restructurings” or “TDR’s”). As a result of adopting the amendments in ASU 2011-02,  at the end of the third quarter of 2011 the Company reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they were considered troubled debt restructurings under the amended guidance. The Company identified no loans as TDRs for which the allowance for loan losses had previously been measured under a general allowance methodology.

The table below summarizes loans designated as TDR’s during the year ended December 31, 2011.

	For the year ended December 31, 2011
Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Real estate-construction/development	2	$1,993,166	$1,993,166
Real estate-single family	3	339,430	339,430
Real estate- nonfarm, nonresidential	2	489,248	489,248
Total	7	$2,821,844	$2,821,844

Troubled Debt Restructurings that subsequently defaulted (1) during the period:	Number of Contracts	Recorded Investment

Real estate-construction/development	2	$2,087,285
Real estate-nonfarm, nonresidential	1	238,400

Total	3	$2,325,685

(1)	Loans are considered in default when the situation indicates that the loan will be repaid via foreclosure of the collateral, or if the loan is placed on nonaccrual for specific circumstances other than foreclosure of the collateral.

(Continued)

NOTE 5 – LOANS, Continued

During the year ended December 31, 2011, the Bank modified seven loans that were considered to be troubled debt restructurings. We extended the terms for three of these loans and the interest rate was lowered for one of these loans. For three of the loans, payments were changed from amortizing payments to interest only payments.

Nonperforming Loans
Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. As of December 31, 2011, the Bank had nonaccrual loans of $4.1 million representing 9 loans, a decrease of $5.6 million from December 31, 2010. All of these loans are secured by real estate. In addition to loans on nonaccrual, as of December 31, 2011, management considers another $1.1 million of loans impaired, all of which are TDR’s. Management routinely assesses the collateral and other circumstances associated with impaired loans in an effort to determine the amount of potential impairment. These loans are currently being carried at management’s best estimate of net realizable value, although no assurance can be given that no further losses will be incurred on these loans until the collateral has been acquired and liquidated or other arrangements can be made.

The foreclosure process is lengthy (generally a minimum of six months and often much longer), so loans may be on nonaccrual status for a significant time period prior to moving to other real estate owned. As soon as the amount of impairment is estimable, the amount of principal impairment is generally charged-off against the allowance for loan losses. However, until losses and selling costs can be estimated via appraisal or other means, a portion of the allowance may be allocated to specific impaired loans. The timing of the appraisal varies from loan to loan depending on the Bank’s ability to access the property.  As of December 31, 2011 the allowance for loan losses included approximately $40,379 of reserves specifically related to impaired loans. Of that amount, a majority is related to selling costs.

Management’s estimates of net realizable value or fair value of real estate collateral are obtained (on a nonrecurring basis) using independent appraisals, less estimated selling costs. Estimates of net realizable value for equipment and other types of personal property collateral are estimated based on input from equipment dealers and other professionals. If an appraisal is not available or management determines that fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as determined by Level 3 inputs as defined by FASB ASC 820, “Fair Value Measurements and Disclosures.”

Potential Problem Loans
Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status or impaired loans. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank’s portfolio. There were loans in the amount of $2.3 million that have been determined by management to be potential problem loans at December 31, 2011. These loans are generally secured by various types of real estate, but may also be secured with other types of collateral. Should potential problem loans become impaired, management will charge-off any impairment amount as soon as the amount of impairment can be determined.

Concentrations of Credit
The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers’ ability to repay their loans is not dependent upon any specific economic sector. The Bank monitors concentrations in its customer base using the North American Industry Codes (“NAIC”) and using certain regulatory definitions. As of December 31, 2011, the Bank has concentrations of credit in real estate rental and leasing, accommodation and food services, construction, retail trade, health care and social assistance, and other services, which by NAIC category comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. The Bank also has concentrations in loans collateralized by real estate according to the regulatory definition. Included in this segment of the portfolio is the category for construction and development loans.  While the Bank does have a concentration of loans in this category, the Bank’s business is managed in a manner intended to help reduce the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and perform or commission inspections of completed work prior to issuing additional construction loan draws. Under current policy, loans are limited to 80% of cost of construction projects, and borrowers are required to meet minimum net worth requirements and debt service coverage ratios.
(Continued)

NOTE 5 – LOANS, Continued

Projects for construction of single family homes are generally limited to those projects with contracts for sale where the ultimate owner has a significant investment in the contract. These policies may be considered stricter than policies in place when some of the Bank’s currently outstanding loans were originated. However, as loans mature or as new loans are made, the current guidelines described above would be used to underwrite construction loans.  The Company does not currently have any acquisition and development loans with interest reserves.

Construction loans in the Company’s portfolio can be further divided into the following sub categories as of December 31, 2011:

December 31, 2011
Single family residential construction loans	$2,610,422
Acquisition and development loans	6,968,599
Other construction and land loans (1)	17,232,312
$26,811,333
(1)	Includes loans collateralized by vacant land and loans not development-related.

Reappraisals are routinely ordered when a loan is collateral dependent and showing signs of weakness. Specifically, the Company’s reappraisal policy states that collateral for single family construction loans will be reappraised if the home is complete and remains unsold for twelve months, or if the original loan has been outstanding for eighteen months. For development loans, if lot absorption varies from the original appraiser’s estimates by 25% or more, the collateral will be reappraised. Loans with weaknesses that are collateralized with partially constructed projects are generally appraised both “as is” and “as completed.” A determination is then made as to the likely disposition of the loan, whether the borrower retains the collateral and completes the project or whether the Company will ultimately foreclose and complete the construction following foreclosure. If foreclosure and completion by the Company are deemed the most likely scenario, and the cost to complete exceeds the collateral value, then the amount of cost to complete in excess of the as completed value of the collateral will generally be charged to the allowance for loan losses. To date very few impaired loans have been returned to accrual status as the result of updated appraisals. However, depending on specific circumstances, loans could potentially return to accrual status if the repayment prospects for the loan have changed significantly. Loans returned to accrual status will generally need to perform for a period of six months prior to being returned to accrual status, unless the underlying characteristics have significantly been altered in a positive manner.

The category “Loans secured by real estate- single family, including HELOC” contains home equity lines of credit in the amount of $6.0 million and $7.6 million as of December 31, 2011 and 2010, respectively. This portion of the single family real estate secured portfolio includes some loans with first liens on the underlying collateral and some second liens. All home equity line loans are variable rate loans with interest rate floors. As of December 31, 2011, approximately $30.9 million or 33.1% of total gross loans, including home equity line loans, were variable rate loans.

The FHLB has a blanket lien on certain types of the Company’s loans as collateral for FHLB advance borrowings. See Note 10. The Reserve Bank has a lien on certain other loan types should the Bank borrow from the Discount Window. As of December 31, 2011 there were no borrowings from the Discount Window of the Reserve Bank.

Activity in the allowance for loan losses for the years ended December 31, 2011, 2010, and 2009 is summarized in the table below.

	Year ended December 31,
	2011	2010	2009
Allowance for loan losses, beginning of year	$2,703,430	$2,695,337	$1,698,563
Provision for loan losses	670,000	1,260,000	2,955,000
Charge-offs	(1,355,328)	(1,251,907)	(1,958,726)
Recoveries	24,338	-	500

Allowance for loan losses, end of year	$2,042,440	$2,703,430	$2,695,337

(Continued)

NOTE 5 – LOANS, Continued

Activity for the year ended December 31, 2011 in the allowance, by portfolio segment, is presented in the table below.

	Construction/	Single family (1)	Nonfarm, nonresidential	Multifamily	Commercial and industrial	Cosumer	Unallocated	Total
				(Dollars in thousands)
Beginning Balance	$1,093	$361	$341	$4	$526	$16	$362	$2,703
Provision	485	407	299	(2)	(303)	(1)	(215)	670
Charge-offs	(783)	(352)	(100)	-	(120)	-		(1,355)
Recoveries	-	-	-	-	24	-	-	24
Ending Balance	$795	$416	$540	$2	$127	$15	$147	$2,042

(1)	Includes home equity lines of credit.

The Company, through the Bank, analyzes charge-offs and calculates its estimate of the allowance for loan losses using regulatory call report codes. The codes are well-defined categories for loans and are generally based on various types of collateral. Since the Bank generally lends on various types of real-estate collateral, the regulatory call report codes provide a defined, consistent system for tracking loan balances and charge-offs. These codes are also useful in comparing the Bank to its regional community bank peers. The Bank’s historical charge-off rates, by call code, are calculated, reviewed for additional subjective factors that should be considered for the current outlook, and then applied to ending balances of loans not specifically reviewed for impairment. These estimates, along with the loans specifically reviewed for impairment, are used in the analysis of the adequacy of the allowance for loan losses completed on a quarterly basis. As described in Note 1, loans rated OAEM (or Special Mention), Substandard, Doubtful, or Loss are individually evaluated for impairment, and the estimate of the amount of allowance for loan losses is computed based on individual facts and circumstances, such as appraised value of collateral, and similar factors.

Charge-offs, net of recoveries, for the years ended 2011, 2010 and 2009 were categorized by regulatory call report code as follows:

	Year ended December 31,
	2011	2010	2009

Loan secured by real estate –construction/development	$783,211	$978,425	$882,684
Loan secured by real estate –single family	351,549	249,034	250,072
Loan secured by real estate –nonfarm, nonresidential	100,527	-	156,643
Commercial and industrial loans	120,041	21,315	668,829
Loans to consumers	-	3,133	500
Total charge-offs	1,355,328	1,251,907	1,958,728
Recoveries	(24,338)	-	(500)
Total net charge-offs	$1,330,990	$1,251,907	$1,958,228

The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories. However, the Company has allocated the allowance for loan losses among the various segments of the portfolio. The allowance allocations as of December 31, 2011 and December 31, 2010 are presented in the table below.

	December 31,
	2011	2010

Loans secured by real estate –construction/development	$794,604	$1,093,200
Loans secured by real estate –single family, including HELOC	416,168	361,096
Loans secured by real estate –nonfarm, nonresidential	539,932	341,377
Loans secured by real estate –multifamily	2,504	4,484
Commercial and industrial	127,068	525,567
Consumer installment	15,439	15,914
Unallocated	146,725	361,792
Total allowance for loan losses	$2,042,440	$2,703,430

NOTE 6 – PROPERTY AND EQUIPMENT

Components of property and equipment included in the balance sheet are as follows:

	December 31,
	2011	2010

Land and improvements	$1,468,480	$1,468,480
Bank premises	4,271,773	4,271,773
Furniture, equipment and software	1,594,600	1,594,038
Vehicles	58,005	58,005
Property and equipment	7,392,858	7,392,296
Accumulated depreciation	(2,368,745)	(2,161,461)
Property and equipment, net	$5,024,113	$5,230,835

Depreciation expense for the years ended December 31, 2011, 2010, and 2009 amounted to $235,700, $228,184, and $265,520, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Furniture, equipment and software	3 to 7	Straight-line
Improvements	5 to 40	Straight-line
Vehicles	5	Straight-line

NOTE 7– PROPERTY ACQUIRED IN FORECLOSURE

The Company has acquired a significant number of real estate properties in settlement of loans. A summary of the activity in property acquired in foreclosure follows:

	December 31,
	2011	2010

Beginning balance	$10,278,599	$6,712,948
Additions from foreclosures and capitalized improvements	11,281,083	8,403,452
Write downs of value	(430,513)	(709,751)
Sales	(4,583,681)	(4,128,050)
Ending other real estate owned	$16,545,488	$10,278,599

The Company recognized net losses of $193,693, $180,397 and $228,547 on sales of all types of repossessed collateral for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 8 – DEPOSITS

The following is a detail of the deposit accounts as of:

	December 31,
	2011	2010

Noninterest bearing	$17,087,736	$10,382,882
Interest bearing:
NOW accounts	14,749,804	12,621,719
Money market accounts	14,844,247	15,552,889
Savings	32,392,335	35,344,088
Time, less than $100,000	39,751,568	51,005,987
Time, $100,000 and over (1)	20,036,904	15,738,827

Total deposits	$138,862,594	$140,646,392
(1) Does not include some brokered deposits issued in denominations less than $100,000 per depositor.
(Continued)

NOTE 8 – DEPOSITS, Continued

The Company’s deposits included brokered deposits of approximately $7.4 million and $19.7 million as of December 31, 2011 and 2010, respectively. Interest expense on time deposits greater than $100,000 (including brokered deposits) was approximately $460,000 in 2011, $851,000 in 2010, and $1.3 million in 2009. Securities issued by government sponsored enterprises with an amortized cost of $1.3 million and $696,858 (fair value of $1.4 million and $703,970) in 2011 and 2010, respectively, were pledged as collateral for public funds.

At December 31, 2011 the scheduled maturities of time deposits are as follows:

2012	$39,350,130
2013	12,307,388
2014	5,076,418
2015	656,429
2016 and thereafter	2,398,107
$59,788,472

NOTE 9 – CUSTOMER REPURCHASE AGREEMENTS

Customer repurchase agreements consist of the following:

	December 31,
	2011	2010
Sweep accounts	$67,550	$895,937
Retail repurchase agreements	1,700,000	2,050,000
	$1,767,550	$2,945,937

The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2011, the Bank had two retail repurchase agreements both of which mature in 2012. Securities issued by government sponsored enterprises with an amortized cost of $2.5 million and $3.3 million (fair value of $2.6 million and $3.1 million) were pledged as collateral for the sweep accounts and repurchase agreements, at December 31, 2011 and 2010, respectively. During 2011 sweeps and customer repurchase agreements averaged $2.2 million. The average rate paid on these balances was 1.23% during 2011 and the highest balance at any month end was $3.3 million. During 2010 sweeps and customer repurchase agreements averaged $2.9 million. The average rate paid was 1.34% and the highest balance at any month end during the year was $3.4 million.

NOTE 10 –  BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

At December 31, 2011 and 2010, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank’s assets. Funds borrowed from the FHLB are collateralized by a lien on certain of the Bank’s available for sale securities and loans. At December 31, the Bank had advances outstanding as follows:

December 31,
Terms	Interest Rate	Maturity Date	2011	2010
Fixed rate, convertible	3.52%	1/16/2018	$2,000,000	$2,000,000
Fixed rate	1.07	1/10/2011	-	3,000,000
Fixed rate	2.72	1/25/2011	-	1,000,000
Fixed rate, amortizing	4.49	12/01/2013	88,889	133,333
Fixed rate, amortizing	4.89	4/14/2014	90,741	129,630
Fixed rate, amortizing	4.78	7/27/2015	261,875	329,375

			$2,441,505	$6,592,338

The Company’s convertible advance from the FHLB is convertible to a variable rate instrument at the option of the FHLB on January 16, 2013.  During 2011 the highest balance as of any month end for borrowings from the FHLB was $2.6 million. The average rate paid on advances during 2011 was 3.53%. The average balance of FHLB advances for 2011 was $2.7 million. During 2010 the highest balance as of any month end for borrowings from the FHLB was $9.7 million. The average rate paid on advances during 2010 was 2.50%. The average balance of FHLB advances for 2010 was $8.0 million.

NOTE 11 – BROKER REPURCHASE AGREEMENTS

Broker repurchase agreements consist of one repurchase agreement totaling $3.0 million as of December 31, 2011. The borrowing carries a fixed rate of interest with a call feature. The agreement matures on January 15, 2015, and is callable by the broker quarterly after January 15, 2012. The Company prepaid another repurchase agreement in the amount of $2.0 million during December, 2011. That agreement was set to mature on January 15, 2013 and was callable by the broker quarterly, beginning January 10, 2010.  Prepaying the agreement required an acceleration of interest payments of $67,318. The additional amount is included in “Interest Expense- Broker repurchase agreements” in the accompanying Consolidated Statement of Income (Loss). The agreement was prepaid to reduce capital requirements and to remove a negative impact on the Company’s net interest margin in future periods. Securities with fair value of $4.1 million and amortized cost of $3.9 million collateralize the remaining agreement. During 2011 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2011 was $4.9 million. The average rate paid on broker repurchase agreements during 2011 was 4.92%. Without the prepayment interest of $67,318 the average rate paid on broker repurchase agreements in 2011 would have been 3.54%. During 2010 the highest balance as of any month end for broker repurchase agreements was $5.0 million and the average balance for 2010 was $5.0 million. The average rate paid on broker repurchase agreements during 2010 was 3.54%.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2011, there was no litigation pending other than foreclosure or similar collection actions initiated by the Bank.

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

From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2011 the total amount guaranteed by the Bank related to credit card accounts was immaterial.

Refer to Note 16 concerning financial instruments with off balance sheet risk.

NOTE 13 – CUMULATIVE PERPETUAL PREFERRED STOCK (8%)

During the third quarter of 2010, the Company offered up to $2,500,000 of 8% Series A Cumulative Perpetual Preferred Stock (“the Preferred”) to accredited investors and up to 35 non-accredited investors. The Preferred was offered by the Company’s directors and executive officers, and no selling agents or underwriters were used. 1,038 shares of the Preferred were sold. Proceeds of the offering, net of offering expenses totaled $998,538. The Preferred is scheduled to pay a dividend quarterly. However, pursuant to the Company’s Memorandum of Understanding with the Federal Reserve, the Federal Reserve has declined to approve the dividends scheduled for payment to date. Dividends that have accumulated, but have not been declared or accrued since inception of the Preferred, total $118,553 as of December 31, 2011.

NOTE 14 – INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income (loss) before income taxes as follows:

	Year ended December 31,
	2011		2012		2009
Tax benefit at statutory rate	$(197,440)	(34)%	$(301,254)	(34)%	$(741,544)	(34)%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	-	-	-	-	-	-
Tax-exempt investments	(78,400)	(14)	(77,747)	(9)	(78,845)	(5)
Increase in cash value of life insurance	(22,806)	(4)	(23,613)	(3)	(23,849)	(2)
Increase in valuation allowance	1,197,779	206	-	-	-	-
Other	9,308	2	14,341	1	24,501	2
Income tax expense (benefit)	$908,441	156%	$(388,273)	(45)%	$(819,737)	(39)%

The income tax effects of cumulative temporary differences at December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred tax assets:
Allowance for loan losses	$398,065	$665,122
Unrealized net loss on securities available for sale	-	41,753
Stock based compensation	56,062	47,622
Other real estate owned	140,717	179,374
Net operating loss carryforward	624,792	-
Other	70,387	157,528
	1,290,023	1,091,399
Deferred tax liabilities:
Unrealized net gain on securities available for sale	248,468	-
Depreciation	76,261	95,659
Prepaid expenses	21,984	25,074
	346,713	120,733
Deferred tax asset, net	943,310	970,666
Valuation allowance	(1,191,779)	-
Net deferred tax asset (liability)	$(248,469)	$970,666

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more-likely-than-not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value.  During the year ended December 31, 2011 the company recorded a full valuation allowance against the Company’s net deferred tax asset to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. Based on management’s projections, the deferred tax assets are not more-likely-than-not to be recovered with projected taxable income from the three years through 2014.

The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

	Year ended December 31,
	2011	2010	2009

Income taxes currently payable (receivable)	$(1,000)	$(255,967)	$(781,874)

Deferred income tax benefit	909,441	(132,306)	(37,863)

Income tax benefit	$908,441	$(388,273)	$(819,737)

(Continued)

NOTE 14 – INCOME TAXES, Continued

The Company and its subsidiaries file a consolidated federal income tax return and consolidated or separate state income tax returns. With few exceptions the company is no longer subject to federal or state income tax examinations by tax authorities for years before 2008. The Company has net operating loss carryforwards for tax purposes of approximately $1.8 million with an expiration date in 2031. The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

NOTE 15 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have loan transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers is as follows:

	Year ended December 31,
	2011	2010	2009
Balance, beginning of year	$6,002,606	$7,638,399	$5,958,663
New loans or lines of credit	175,300	209,100	2,588,627
Payments on loans or lines of credit	(1,174,257)	(1,844,893)	(908,891)
Balance, end of year	$5,003,649	$6,002,606	$7,638,399

Deposits by directors, executive officers, and their related interests, at December 31, 2011 and 2010 were $1.1 million and $2.6 million, respectively.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2011 and 2010, unfunded commitments to extend credit were $10.9 million and $10.8 million, respectively, and outstanding letters of credit were approximately $1.0 million and $715,000, respectively.

At December 31, 2011, the unfunded commitments consisted of $8.5 million at variable rates and $2.4 million at fixed rates with $4.8 million expiring within one year. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing, and were immaterial in 2011 and 2010.

The Bank offers an automatic overdraft protection product. Approximately $1.1 million of overdraft protection is available under this product as of December 31, 2011. The Bank expects that much of this capacity will not be utilized. During 2011 the average balance of total demand deposit overdrafts was approximately $24,000.

NOTE 17 – EMPLOYEE BENEFIT PLAN

The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee’s compensation. Employer contributions made to the Plan in 2011, 2010, and 2009 amounted to $44,212, $47,207, and $53,458, respectively.

NOTE 18 – STOCK OPTION PLANS

In 2003, the Company’s shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the “2003 Plan”), which reserved 125,000 shares of the Company’s common stock for issuance upon exercise of options. Pursuant to the 2003 Plan as further discussed below, the number of shares reserved for issuance has been increased to 201,771 shares as a result of the 10% stock dividends declared from 2004 to 2007 and 5% stock dividends in each of 2010 and 2009 as discussed in Note 19 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors, or by a Committee of Directors designated by the Board, at an exercise price equal to the fair market value of the Company’s common stock on the date of grant. During 2011, no options to purchase common shares were granted and none were exercised. Options to purchase 9,396 shares were forfeited. As of December 31, 2011, 102,169 options to purchase common shares remain outstanding under the 2003 Plan.

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

A summary of the activity in the plans is presented below:
	Shares	Weighted Average Exercise Price(1)	Aggregate Intrinsic Value (2)

Outstanding at December 31, 2008	131,812	$9.46
Granted (3)	22,241	$9.45
Exercised	(14,172)	$5.64
Forfeited or expired	(33,626)	$6.39
Outstanding at December 31, 2009	106,255	$10.49
Granted as a result of stock dividend 5% (3)	5,310	$9.99
Exercised	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2010	111,565	$9.99
Granted (3)	-
Exercised	-
Forfeited or expired	(9,396)	$9.89

Total outstanding options	102,169	$10.00

Options exercisable at end of year	82,793	$9.87	$-

Shares available for grant	63,785

(1)
The weighted average exercise price has been adjusted to reflect 10% stock dividends declared by the Company’s Board of Directors annually from 2002 through 2007 and a 5% stock dividend declared by the Company’s Board of Directors in each of 2010 and 2009.

(2)
The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option). At December 31, 2011 the amount represents the value that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of the Company’s common stock. At December 31, 2011 the OTCBB quoted price was $1.27 Therefore, none of the Company’s options had intrinsic value as of that date.

(3)
Granted options include new grants in years prior to 2010 as well as adjustments of previous grants as a result of 10% stock dividends declared by the Company’s Board of Directors annually from 2002 through 2007 and a 5% stock dividend in each of 2009 and 2010.

(Continued)

NOTE 18 – STOCK OPTION PLANS, Continued

Options granted after 2005 vest over a five-year period, according to the option agreements. All options granted prior to 2006 have fully vested. The weighted average life of options outstanding was 4.40 years and 5.43 years  at December 31, 2011 and 2010, respectively. Expense related to stock based compensation recorded in the accompanying consolidated statements of income (loss) was $49,676, $61,220, and $72,464 for the years ended 2011, 2010, and 2009, respectively. There were 35,169 non-vested options outstanding (estimated fair value of $198,166) at the beginning of 2011. During 2011, 13,043 options vested (estimated fair value of $74,243). No options were granted. Non-vested options to purchase 2,752 shares were forfeited. At December 31, 2011, 19,376 non-vested options (estimated fair value of $108,430) were outstanding.

NOTE 19 – DIVIDENDS

No dividends were paid during the year ended December 31, 2011. The Company paid a 5 percent stock dividend in 2010 to shareholders of record on May 11, 2010 and in 2009 to shareholders of record on May 12, 2009. The Company’s payment of cash dividends is within the discretion of its Board of Directors, subject to compliance with Federal Reserve guidance, and is dependent on the Company’s receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Future dividend policy will depend on the Company’s earnings, capital requirements, financial condition and other factors considered relevant by the Company’s Board of Directors. Under its Memorandum of understanding with the FRB, the Company is required to seek permission of the FRB prior to paying dividends.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to adjusted total assets (“Tier 1 leverage ratio”). Management believes, as of December 31, 2011, that the Bank meets all capital adequacy requirements to which it is subject.

 The Bank’s actual capital amounts and ratios and minimum regulatory amounts and ratios established by regulations adopted pursuant to the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act are presented as follows:

			For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Actual		Minimum		Minimum
			(Dollars in thousands)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Total Capital (to risk weighted assets)	$18,086	14.81%	$9,769	8.0%	$12,211	10.0%
Tier 1 Capital (to risk weighted assets)	16,544	13.55	4,884	4.0	7,327	6.0
Tier 1 leverage ratio	16,544	9.99	6,626	4.0	8,282	5.0

As of December 31, 2010
Total Capital (to risk weighted assets)	$19,307	13.8%	$11,234	8.0%	$14,043	10.0%
Tier 1 Capital (to risk weighted assets)	17,531	12.5	5,617	4.0	8,426	6.0
Tier 1 leverage ratio	17,531	9.8	7,188	4.0	8,985	5.0

(Continued)

NOTE 20 – REGULATORY MATTERS, Continued

In addition to the FDIC requirements shown above, the Bank is currently required to maintain individual minimum capital ratios by the OCC. Those required ratios are: Total capital to risk weighted assets– 12.0%; Tier 1 capital to risk weighted assets – 11.0%; and Tier 1 capital to average assets– 9.0%. The Bank exceeded these requirements at December 31, 2011 and 2010.

The Federal Reserve has also established guidelines for capital requirements for bank holding companies that are similar to the FDIC’s guidelines for banks. At December 31, 2011and 2010 the Company exceeded all of the minimum requirements of the Federal Reserve guidelines.

On May 12, 2010, the Bank entered into a formal agreement with the OCC for the Bank to take various actions with respect to the operation of the Bank. The actions include: creation of a committee of the Bank's board of directors to monitor compliance with the agreement and make quarterly reports to the board of directors and the OCC; assessment and evaluation of management and members of the board; development, implementation and adherence to a written program to improve the bank's loan portfolio management; protection of its interest in its criticized assets; implementation of a program that identifies and manages concentrations of credit risk; extension of the Bank’s strategic plan; extension of the Bank’s capital program and profit plan; additional plans for ensuring that the level of liquidity at the Bank is sufficient to sustain the current operations and withstand any anticipated or extraordinary demand; and a requirement for obtaining a determination of no supervisory objection from the OCC before accepting brokered deposits. The substantive actions called for by the agreement should strengthen the Bank and make it more efficient in the long-term. The Bank believes it is in compliance with the requirements included in the formal agreement at December 31, 2011.

The Company has entered into a memorandum of understanding with the Federal Reserve Bank of Richmond (“FRB”). The memorandum of understanding requires the Company to seek permission from the FRB before it takes certain actions such as payment of cash dividends, redemption of outstanding stock, etc. The Company believes it is in compliance with the memorandum of understanding with the FRB as of December 31, 2011.

NOTE 21 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows:

	December 31,
	2011		2010
	Carrying	Fair	Carrying	Fair
Financial Assets	Amount	Value	Amount	Value
Cash and due from banks	$6,803,057	$6,803,057	$7,043,911	$7,043,911
Federal funds sold	12,620,000	12,620,000	5,110,000	5,110,000
Investment securities	28,626,473	28,626,473	24,655,686	24,655,686
Loans, gross	93,381,365	94,402,712	119,914,200	120,947,231
Cash surrender value of life insurance policies	1,975,187	1,975,187	1,908,112	1,908,112

Financial Liabilities
Deposits	138,862,594	137,939,619	140,646,392	139,176,006
Fed Funds purchased and customer sweeps	67,550	67,550	895,937	895,937
Customer repurchase agreements	1,700,000	1,700,000	2,050,000	2,137,395
Borrowings from FHLB	2,441,505	2,615,148	6,592,338	6,731,378
Broker repurchase agreements	3,000,000	3,095,282	5,000,000	5,212,655

(Continued)

NOTE 21 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

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
	December 31, 2011
	Total	Level 1	Level 2	Level 3
Investment securities, recurring	$28,626,473	$18,972,486	$8,770,137	$883,850
Other real estate owned, nonrecurring	$16,545,488	$-	$-	$16,545,488
Impaired loans, nonrecurring	$5,211,888	$-	$-	$5,211,888
	December 31, 2010
	Total	Level 1	Level 2	Level 3
Investment securities, recurring	$24,655,686	$15,369,729	$8,222,607	$1,063,350
Other real estate owned, nonrecurring	$10,278,599	$-	$-	$10,278,599
Impaired loans, nonrecurring	$10,414,838	$-	$-	$10,414,838

The table below represents the activity in Level 3 assets that are measured at fair value on a recurring basis for the period January 1, to December 31,

Other Investments	2011	2010
Beginning balance	$1,063,350	$1,142,050
Total realized and unrealized gains or losses:
Included in earnings	-	-
Included in other comprehensive income	-	-
Purchases (Federal Reserve Bank stock)	17,900	-
Sales (redemptions by FHLB)	(197,400)	(78,700)
Principal reductions	-	-
Transfers in and/or out of Level 3	-	-
Ending balance	$883,850	$1,063,350

NOTE 22 - PARENT COMPANY INFORMATION

Following is condensed financial information of Cornerstone Bancorp (parent company only):

Condensed Balance Sheets
	December 31,
	2011	2010
Assets
Cash and interest bearing deposits	$ 452,354	$ 525,773
Investment in subsidiary	17,026,225	17,827,490
Other assets	10,991	8,996
Total Assets	$ 17,489,570	$ 18,362,259

Liabilities And Shareholders’ Equity
Accrued expenses	$ 6,960	$ 3,547
Shareholders’ equity	17,482,610	18,358,712
Total Liabilities and Shareholders’ Equity	$ 17,489,570	$ 18,362,259

(Continued)

NOTE 22 - PARENT COMPANY INFORMATION, continued

Condensed Statements of Income
	Year ended December 31,
	2011	2010	2009
Income
Interest	$4,249	$4,848	$4,645

Expenses
Sundry	79,086	61,502	58,893
Loss before equity in undistributed net loss of bank subsidiary	(74,837)	(56,654)	(54,248)

Equity in undistributed net loss of subsidiary	(1,414,311)	(441,113)	(1,307,026)
Net loss	$(1,489,148)	$(497,767)	$(1,361,274)

Condensed Statements of Cash Flows
	Year ended December 31,
	2011	2010	2009
Operating Activities
Net loss	$(1,489,148)	$(497,767)	$(1,361,274)
Adjustments to reconcile net loss to net cash used for operating activities
Equity in undistributed net loss of subsidiary	1,414,311	441,113	1,307,026
Decrease (increase) in other assets	(1,995)	724	(715)
Increase (decrease) in accrued expenses	3,413	(10,314)	(489)
Net cash used for operating activities	(73,419)	(66,244)	(55,452)

Investing Activities
Investment in bank subsidiary	-	(499,999)	(299,999)

Financing Activities
Cash paid in lieu of fractional shares	-	(1,024)	(1,715)
Issuance of preferred stock, net of expenses	-	998,538	-
Exercise of stock options, net of tax	-	-	80,000
Net cash provided by financing activities	-	997,514	78,285

Net increase (decrease) in cash	(73,419)	431,271	(277,166)

Cash, beginning of year	525,773	94,502	371,668

Cash, end of year	$452,354	$525,773	$94,502